[redacted]

NACCO
INDUSTRIES, INC.


HYSTER 155
HYSTER
Yale

Managing for long-term profit growth

2007 Annual Report

HYSTER Yale NorthAmerican Coal Corporation NorthAmerican Mining Company Hamilton Beach Kitchen Collection le gourmet chef.

NACCO Industries, Inc. is an operating holding company with three principal businesses: lift trucks, housewares and mining. In 2007, total revenues were $3.6 billion and net income was $89.3 million.

Market Positions	Competitive Advantages	Financial Objectives	Key Business Programs
NACCO Materials Handling Group is a world leader in the lift truck industry with an estimated 12 percent market share worldwide, including a 26 percent market share in the Americas market. Lift trucks are distributed through a worldwide network of independent Hyster® and Yale® dealers and a limited number of wholly owned dealers.	• Leading market share positions in the Americas and worldwide • Highly recognized Hyster® and Yale® brand names • Large installed population base of lift trucks; an estimated 723,000 Hyster® and Yale® lift trucks in operation worldwide • Highly diverse customer base with more than 600 different end-user applications in more than 900 industries • Comprehensive global product line • Strong dealer network • Industry-leading national account coverage in the Americas • Globally integrated operations with significant economies of scale	Minimum operating profit margin target of 9 percent	• Manufacturing restructuring • Quality initiative • Global supply chain • Global IT excellence • New product development • New product introductions • Strategic pricing optimization • National and global accounts • Dealer structure program • Aftermarket parts • NMHG Retail improvements
HBB is one of the leading companies in small appliances, with strong share positions in many of the categories in which it competes. HBB products are primarily distributed through mass merchants, national discount department stores, warehouse clubs and other retail sales outlets.	**HBB:** • Strong heritage brands with leading market shares • Strong relationships with leading retailers • Highly professional and experienced management team • Successful track record of product line expansion and new product innovation • Industry-leading working capital management	**HBB:** Minimum operating profit margin target of 10 percent	**HBB:** • Purchasing and supplier product cost reduction • Continuous quality improvement • Supply chain optimization • Product development process • New product introductions • Retailer and channel focus • Strategic brand application
Kitchen Collection is the nation's leading specialty retailer of kitchen and related products in factory outlet malls with 272 stores throughout the United States in 2007.	**Kitchen Collection:** • Highly analytical merchandising skills and disciplined operating controls • Two well-established, complementary retail formats – Kitchen Collection® and Le Gourmet Chef®	**Kitchen Collection:** Minimum operating profit margin target of 5 percent	**Kitchen Collection:** • Corporate expense management • Store expense management • Continuous product cost management • Logistics efficiency • Innovative products and merchandising • Hamilton Beach® brand leverage • Economic Value Income • Outlet mall format initiatives • Traditional mall format initiatives • Internet format initiative
North American Coal is the nation's largest miner of lignite coal and among the ten largest coal producers. Lignite coal is delivered from mines in Texas, North Dakota, Louisiana and Mississippi to adjacent or nearby power plants.	• Lignite coal mines provide steady income and cash flow before financing activities and high return on equity • Contracts are structured to minimize exposure to market fluctuations of coal prices • 2.3 billion tons of lignite coal reserves, of which 1.2 billion tons are committed to current customers • Outstanding operational and technological mining skills • Highly efficient heavy equipment utilization • Excellent record of environmental responsibility and employee safety	Minimum return on total capital employed of 13 percent and attain positive Economic Value Income from all existing consolidated mining operations and any new projects, and maintain or increase profitability of all existing unconsolidated project mining operations	• Employee safety • Contract structure • Lignite mining operations • Limerock dragline mining operations • Mining and management innovation • Environmental commitment • Leveraging NACoal's lignite coal reserves • Direct coal-fired power generation • Coal gasification • Coal-based energy production • Utilizing lignite coal beneficiation technologies • Contract mining of lignite coal • Contract mining of aggregates

NACCO Industries, Inc. at a Glance

2007 Financial Results

NACCO Materials Handling Group ("NMHG")

Headquarters: Portland, Oregon

NMHG Wholesale designs, engineers, manufactures and sells a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster® and Yale® brand names. Lift trucks and component parts are manufactured in the United States, Northern Ireland, Scotland, The Netherlands, China, Italy, Japan, Mexico, the Philippines and Brazil.

NMHG Retail operates a small number of wholly owned dealers, which sell, lease and service Hyster® and Yale® lift trucks, including sales of related service parts.

NMHG Wholesale:
Revenues: $2.6 billion
Operating profit: $66.3 million
Net income: $48.2 million

NMHG Retail:
Revenues: $137.8 million
Operating loss: $9.0 million
Net loss: $8.9 million

NACCO Housewares Group

Hamilton Beach Brands ("HBB")

Headquarters: Richmond, Virginia

HBB is a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels.

HBB:
Revenues: $540.7 million
Operating profit: $40.3 million
Net income: $18.4 million

Kitchen Collection

Headquarters: Chillicothe, Ohio

Kitchen Collection is a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States.

Kitchen Collection:
Revenues: $210.0 million
Operating profit: $0.5 million
Net loss: $0.9 million

North American Coal ("NACoal")

Headquarters: Dallas, Texas

North American Coal mines and markets lignite coal primarily as fuel for power generation and provides selected value-added mining services for other natural resources companies in the United States.

North American Coal operates six surface lignite mines. The company also provides dragline mining services operating under the name "North American Mining Company" for independently owned limerock quarries in Florida.

North American Coal:
Revenues: $137.1 million
Operating profit: $43.2 million
Net income: $31.0 million

Managing for long-term profit growth

NACCO Industries, Inc.

Table of Contents

Selected Financial and Operating Data 2

Letter to Stockholders 4

NACCO Materials Handling Group 10

Hamilton Beach Brands 20

Kitchen Collection 28

North American Coal 34

Supplemental Data 42

Officers and Directors 44

Form 10-K 45

Corporate Information .... Inside Back Cover

***Front Cover:** From left to right: The Hyster® Fortis® H155FT pneumatic tire and Yale® Veracitor® GC155VX cushion tire internal combustion engine lift trucks are the newest trucks in NMHG's 1 to 8 ton ICE lift truck series. The lift trucks have lifting capacities of 6 to 7 tons and can be configured to satisfy multiple customer applications.*

Environmental Sustainability at NACCO Industries

Each of NACCO Industries' subsidiary companies has programs and policies in place to reduce the environmental impact of its business. While many practices have been in place for years, there are a number of new initiatives under way that not only benefit the environment but can help secure new business and reduce operating costs. Each subsidiary will continue to pursue these efforts as NACCO continually strives to be a good corporate citizen. Following are a few examples of Environmental Sustainability ("ES") efforts at each of NACCO's subsidiaries.



NACCO Materials Handling Group is actively pursuing alternative energy capture, storage and delivery technologies for use in lift trucks. For example, the company has developed prototype hydrogen-powered fuel cell lift trucks, which are successfully being tested at a number of high-profile customer sites. In addition, the company is actively testing and evaluating several breakthrough battery technologies.

This Annual Report is printed using post-consumer waste recycled paper and vegetable-based inks, and conforms to the standards of the Forest Stewardship Counsel.

In 2006, NACCO Industries had a good year with strong overall results, although performance was enhanced by several one-time events. While many improvement programs began to contribute to profitability, our subsidiary companies faced growing challenges from external economic and market factors.

In 2007, performance improved in a number of areas, as planned, although the one-time events of 2006, of course, did not recur. In addition, many of the external factors affecting the companies intensified rather than diminished. While the Company fell short of its plans and we are not satisfied with the year's results, we take a long-term perspective and are encouraged by the progress we made on our key improvement programs, which continued to yield benefits and which helped offset many of the challenges we faced during the year.

In 2007, performance improved in a number of areas, although unfavorable external factors intensified.

In 2008, external factors, including a slowing U.S. economy, are likely to affect results significantly. Performance is anticipated to moderate in some areas according to operational plans, particularly at North American Coal and Hamilton Beach Brands. Each subsidiary company will redouble its efforts to manage costs, drive innovation and improve sales and marketing professionalism.

However, in this period of economic uncertainty, the subsidiaries will pursue growth carefully in order to preserve profitability and cash flow. Overall, we are hopeful continued success of key programs will provide benefits in 2008. However, achieving results in 2008 comparable to results in 2007 will be difficult if the current economic environment continues. The Company believes it is positioned for significant profit improvement in 2009 and beyond.

Total Revenues
(In billions)


07
06
05
04
03
$3.6
$3.3
$3.2
$2.8
$2.5
$.0.0
$1.0
$2.0
$3.0
$4.0

Net Income
(In millions)


07
06
05
04
03
$89.3
$106.2
$62.5
$47.9
$52.8
$0
$25
$50
$75
$100
$125
NMHG
Housewares
NACoal
NACCO & Other

Diluted Earnings Per Share


07
06
05
04
03
$10.80
$12.89
$7.60
$5.83
$6.44
$0
$5
$10
$15


TrueAir

Hamilton Beach Brands has established a corporate-wide Environmental Sustainability program. Product development is now guided by five Eco-Design criteria: energy consumption, packaging, hazardous substances, recycling and disposal and product reliability. For example, the True Air® Ecoclean™ Air Purifier features a lifetime HEPA filter and is Energy Star-rated for its efficient operation.


Cutting Board

Kitchen Collection promotes a number of environmentally friendly products in its stores, including many made from fast-growing bamboo and rubberwood. New products for 2008 include glassware made from recycled glass, which will be sold in recycled packaging. These products carry a special label denoting they are made with renewable resources.



North American Coal has been a leader in environmental reclamation and safety for many years, having won numerous national and state awards at its mine sites. In addition, the company is actively pursuing clean coal projects that utilize new technologies to reduce power plant emissions while increasing efficiency.

Managing for long-term profit growth

Selected Financial and Operating Data

NACCO Industries, Inc. and Subsidiaries

	Year Ended December 31				
	2007	2006	2005	2004	2003
	(In millions, except per share data)				
Operating Statement Data:					
Revenues	**$ 3,602.7**	$ 3,349.0	$ 3,157.4	$ 2,782.6	$ 2,472.6
Earnings of unconsolidated project mining subsidiaries	**$ 37.7**	$ 36.0	$ 33.8	$ 31.5	$ 31.7
Operating profit	**$ 137.4**	$ 172.6	$ 108.0	$ 88.0	$ 117.2
Income before extraordinary gain and cumulative effect of accounting changes	**$ 89.3**	$ 93.4	$ 57.8	$ 47.4	$ 49.8
Extraordinary gain, net-of-tax	**–**	12.8	4.7	0.5	1.8
Cumulative effect of accounting changes, net-of-tax	**–**	–	–	–	1.2
Net income	**$ 89.3**	$ 106.2	$ 62.5	$ 47.9	$ 52.8
Basic Earnings per Share:					
Income before extraordinary gain and cumulative effect of accounting changes	**$ 10.81**	$ 11.34	$ 7.03	$ 5.77	$ 6.07
Extraordinary gain, net-of-tax	**–**	1.56	0.57	0.06	0.22
Cumulative effect of accounting changes, net-of-tax	**–**	–	–	–	0.15
Net income per basic share	**$ 10.81**	$ 12.90	$ 7.60	$ 5.83	$ 6.44
Diluted Earnings per Share:					
Income before extraordinary gain and cumulative effect of accounting changes	**$ 10.80**	$ 11.33	$ 7.03	$ 5.77	$ 6.07
Extraordinary gain, net-of-tax	**–**	1.56	0.57	0.06	0.22
Cumulative effect of accounting changes, net-of-tax	**–**	–	–	–	0.15
Net income per diluted share	**$ 10.80**	$ 12.89	$ 7.60	$ 5.83	$ 6.44
Per Share and Share Data:					
Cash dividends	**$ 1.980**	$ 1.905	$ 1.848	$ 1.675	$ 1.260
Market value at December 31	**$ 99.69**	$ 136.60	$ 117.15	$ 105.40	$ 89.48
Stockholders' equity at December 31	**$ 107.88**	$ 96.27	$ 85.50	$ 83.76	$ 77.63
Actual shares outstanding at December 31	**8.269**	8.238	8.226	8.214	8.206
Basic weighted average shares outstanding	**8.263**	8.234	8.223	8.212	8.204
Diluted weighted average shares outstanding	**8.272**	8.242	8.226	8.214	8.205
Balance Sheet Data at December 31:					
Total assets	**$ 2,428.2**	$ 2,156.3	$ 2,094.0	$ 2,038.6	$ 1,839.8
Long-term debt	**$ 439.5**	$ 359.9	$ 406.2	$ 407.4	$ 363.2
Stockholders' equity	**$ 892.1**	$ 793.1	$ 703.3	$ 688.0	$ 637.0

	Year Ended December 31				
	2007	2006	2005	2004	2003
	(In millions, except employee data)				
Cash Flow Data:					
Operating Activities					
NACCO Materials Handling Group	**$ 34.6**	$ 84.8	$ 11.9	$ 80.0	$ 50.1
Hamilton Beach Brands	**19.5**	28.7	31.8	17.7	34.7
Kitchen Collection	**(10.9)**	17.2	0.1	(0.6)	6.5
North American Coal Corporation	**44.9**	38.7	26.4	41.1	36.1
NACCO and Other	**(6.5)**	4.1	5.0	(12.0)	(3.8)
Provided by operating activities	**$ 81.6**	$ 173.5	$ 75.2	$ 126.2	$ 123.6
Investing Activities					
NACCO Materials Handling Group	**$ (33.9)**	$ (30.6)	$ (30.1)	$ (17.3)	$ (11.1)
Hamilton Beach Brands	**(3.7)**	7.2	(3.8)	(5.5)	(4.5)
Kitchen Collection	**(3.9)**	(16.1)	(1.0)	(2.2)	(1.3)
North American Coal Corporation	**(18.2)**	4.2	(21.4)	(15.3)	(26.3)
NACCO and Other	**(0.2)**	–	–	–	0.1
Used for investing activities	**$ (59.9)**	$ (35.3)	$ (56.3)	$ (40.3)	$ (43.1)
Cash Flow before Financing Activities (1)					
NACCO Materials Handling Group	**$ 0.7**	$ 54.2	$ (18.2)	$ 62.7	$ 39.0
Hamilton Beach Brands	**15.8**	35.9	28.0	12.2	30.2
Kitchen Collection	**(14.8)**	1.1	(0.9)	(2.8)	5.2
North American Coal Corporation	**26.7**	42.9	5.0	25.8	9.8
NACCO and Other	**(6.7)**	4.1	5.0	(12.0)	(3.7)
Consolidated Cash Flow before Financing Activities	**$ 21.7**	$ 138.2	$ 18.9	$ 85.9	$ 80.5
Provided by (used for) financing activities	**$ 64.4**	$ (105.8)	$ (1.8)	$ (4.1)	$ (71.9)
Other Data:					
Adjusted EBITDA(2)	**$ 201.8**	$ 217.5	$ 177.7	$ 160.4	$ 181.3
Total employees at December 31(3)	**10,600**	11,300	11,100	11,600	11,600

(1) Cash Flow before Financing Activities is equal to net cash provided by operating activities less net cash used for investing activities.
(2) Adjusted EBITDA is provided solely as a supplemental disclosure with respect to liquidity because management believes it provides useful information regarding a company's ability to service its indebtedness. Adjusted EBITDA does not represent cash flow from operations, as defined by U.S. generally accepted accounting principles. You should not consider Adjusted EBITDA as a substitute for net income or net loss, or as an indicator of our operating performance or whether cash flows will be sufficient to fund our cash needs. NACCO defines Adjusted EBITDA as income before income taxes, minority interest (income) expense, extraordinary gain (loss) and cumulative effect of accounting changes plus net interest expense and depreciation, depletion and amortization expense. Adjusted EBITDA is not a measurement under U.S. generally accepted accounting principles and is not necessarily comparable with similarly titled measures of other companies. Net cash flows from operating, investing and financing activities as determined using U.S. generally accepted accounting principles are presented above. A reconciliation of cash flow from operations to Adjusted EBITDA is presented below.
(3) Includes employees of the unconsolidated project mining subsidiaries.

	Year Ended December 31				
	2007	2006	2005	2004	2003
	(In millions)				
Reconciliation of Cash Flow From Operations to Adjusted EBITDA:(2)					
Cash flow from operations	**$ 81.6**	$ 173.5	$ 75.2	$ 126.2	$ 123.6
Change in working capital items	**75.4**	(22.4)	45.5	0.6	14.1
Gain (loss) on sale of assets and businesses	**1.3**	25.6	0.6	(0.6)	(1.5)
Restructuring (charges) reversals	**(8.6)**	(0.8)	(2.7)	(7.6)	1.2
Difference between deferred income taxes and total tax provision	**19.0**	19.1	20.7	7.2	4.9
Other non-cash items	**4.4**	(11.8)	(4.9)	(10.6)	(8.9)
Interest expense, net	**28.7**	34.3	43.3	45.2	47.9
Adjusted EBITDA(2)	**$ 201.8**	$ 217.5	$ 177.7	$ 160.4	$ 181.3
Calculation of Adjusted EBITDA:(2)					
Net income	**$ 89.3**	$ 106.2	$ 62.5	$ 47.9	$ 52.8
Cumulative effect of accounting changes, net-of-tax	**–**	–	–	–	(1.2)
Extraordinary gain, net-of-tax	**–**	(12.8)	(4.7)	(0.5)	(1.8)
Minority interest income	**(0.1)**	(0.7)	(0.1)	(0.4)	(0.6)
Income tax provision	**23.1**	27.8	13.1	5.3	15.8
Interest expense	**40.7**	41.8	47.5	47.4	51.0
Interest income	**(12.0)**	(7.5)	(4.2)	(2.2)	(3.1)
Depreciation, depletion and amortization expense	**60.8**	62.7	63.6	62.9	68.4
Adjusted EBITDA(2)	**$ 201.8**	$ 217.5	$ 177.7	$ 160.4	$ 181.3

This Annual Report contains references to non-GAAP financial measures. Presentations of, and quantitative reconciliations to, the most directly comparable financial measures calculated and presented in accordance with GAAP appear on this page and pages 42 and 43.

Managing for long-term profit growth

To Our Stockholders

A letter from Alfred M. Rankin, Jr. Chairman, President and Chief Executive Officer of NACCO Industries, Inc.

Introduction

Key profitability and growth programs in place at NACCO Materials Handling Group ("NMHG"), Hamilton Beach Brands ("HBB"), Kitchen Collection ("KC") and North American Coal ("NACoal") delivered substantial benefits in 2007. However, this progress was hindered by external forces, including a slowing U.S. economy, the continued challenges of higher material costs, unfavorable shifts in currency exchange rates and weakening retail housewares markets. As a result, 2007 income before extraordinary gain, excluding restructuring charges, remained comparable to 2006.

Specific action plans have been put in place to address many of the external challenges experienced in 2007, including restructuring programs at NMHG, so each subsidiary is in a position to adapt quickly to changing conditions while continuing to work toward ambitious financial goals.

We continue to believe each subsidiary's core profitability and growth programs, combined with longer-term market and economic factors, will, over time, deliver improved financial performance, particularly in 2009 and beyond.

At each subsidiary, strategies and key programs have been established to address specific industry dynamics and trends, with the objective of competing effectively, achieving established financial targets and generating substantial cash flow before financing activities. Programs to enhance profitability are designed to achieve performance in line with minimum financial targets, and programs to generate growth are intended to drive long-term profit growth.

The stakes involved in executing the Company's profit enhancement and growth programs remain high, particularly at NMHG, where substantial improvement in operating profit margin is still required to meet financial targets. Assuming NACCO's subsidiary companies had achieved at least their minimum financial targets in 2007, the Company would have generated additional net income of $126.7 million, or $15.32 in additional diluted earnings per share, approximately 88 percent of which represents improvement at NMHG. (See reconciliation of these non-GAAP amounts on page 42.) In order to realize this significant potential, NMHG continues to place an intense focus on profit improvement programs and is expected to continue this focus in the coming months and years.

HBB and KC were advancing toward their financial targets until retail market conditions turned downward. The current state of the U.S. consumer markets suggests a period of cautious growth in the years ahead, with the possibility of a decline in

Dividends Paid Per Share


$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$.595
$.615
$.635
$.655
$.675
$.710
$.743
$.773
$.810
$.850
$.890
$.930
$.970
$1.260
$1.675
$1.848
$1.905
$1.980
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07

2008. This decline could delay the timeframe for reaching those targets. Nevertheless, HBB is expected to continue to drive innovation in current and new markets while KC is expected to focus on improving Le Gourmet Chef ("LGC") logistics and profitability in order to meet KC's LGC acquisition-related targets.

NACoal has also been approaching its financial targets. This subsidiary has strong operations, although the company expects to be affected in 2008 by temporarily reduced customer requirements in both coal and limerock operations. NACoal's focus is on continually improving current operations while aggressively pursuing a variety of new business opportunities.

As profit improvement and growth programs are pursued, NACCO maintains high expectations for returns on equity and returns on total capital employed. These financial measures, which were strong in 2007 at HBB and NACoal but well short of targets at KC and NMHG, are expected to improve at all NACCO subsidiaries over time to meet the specific financial targets established several years ago.

This letter provides a short summary of each subsidiary's market situation, strategies, key performance improvement programs and outlook, and concludes with an overall outlook for NACCO Industries. The subsidiary letters found later in this Annual Report provide greater detail on the objectives and timing of key programs, which typically remain consistent from year to year, and on progress being made toward reaching each company's specific financial and growth objectives.

Certainly the recent developments in the U.S. economy have the potential to affect all of NACCO's subsidiaries to some extent in 2008. While each subsidiary's programs tend to address key areas of cost reduction and revenue growth, each company will be closely monitoring market conditions, developing special contingency plans and taking more aggressive actions to preserve profitability if required.

NACCO Materials Handling Group

NMHG is a leader in the global lift truck industry and is committed to building on that success in coming years.

Companies in the global lift truck industry are faced with increased material costs and unpredictable currency exchange rates. As a result, NMHG believes it is highly beneficial to execute more fully its core manufacturing strategy of assembling lift trucks in the market of sale, and to consider a variety of low-cost component sourcing options, particularly as new opportunities arise in lower-cost regions. NMHG is also focused on increasing manufacturing efficiency and reducing its fixed-cost and overall

Discussion of Results

In 2007, NACCO's revenue increased, but net income decreased compared with 2006. The Company reported net income of $89.3 million in 2007, or $10.80 per diluted share, compared with net income of $106.2 million, or $12.89 per diluted share, in 2006. However, net income for 2006 included an after-tax extraordinary gain of $12.8 million, which did not recur in 2007. Revenues for 2007 were $3.6 billion compared with $3.3 billion for 2006.

NACCO earned income before extraordinary gain in 2007 of $89.3 million, or $10.80 per diluted share, compared with $93.4 million, or $11.33 per diluted share, in 2006. Included in the 2007 results were restructuring charges totaling $8.0 million, or $4.9 million net of taxes of $3.1 million, for manufacturing restructuring programs implemented at NMHG. Excluding these restructuring charges, the Company was able to maintain a consistent level of profitability compared with the prior year, despite current economic conditions.

Improvements achieved in 2007 were the result of the continued implementation of key programs, which helped propel new products into the marketplace, increase production and supply chain efficiency and, in some cases, lower selling and administrative costs. However, these improvements could not offset the effects of a slowing U.S. economy, very weak markets for housewares products, increases in material costs and a weak U.S. dollar.

In 2007, NACCO generated $21.7 million in consolidated cash flow before financing activities, compared with $138.2 million in 2006. Cash flow before financing activities in 2007 was significantly lower than 2006 as a result of higher working capital requirements and a lack of proceeds on asset sales, which occurred in 2006.

In 2007, NACCO planned to spin off its Hamilton Beach Brands ("HBB") subsidiary to form a new public company, Hamilton Beach, Inc. However, due to extreme volatility and uncertainty in U.S. equity markets, in August 2007 the Company's Board of Directors decided not to pursue the spin-off.

cost structure while maintaining and improving product and service quality. Programs aimed at achieving this objective include new, more comprehensive manufacturing improvements and cost reduction activities, an extensive quality assurance initiative, an aggressive global procurement program and a new global IT organization initiative.

Market success requires the ability to provide lift trucks appropriate for a wide range of end-user needs at competitive prices. NMHG has, for the last few years, been developing what it believes is the most flexible product line in the industry, enabling the company to configure lift trucks cost effectively for individual end-user requirements. The company's 1 to 8 ton internal combustion engine product line represents the core of this new approach, and other new product lines following this approach will begin rolling out in 2008 and 2009. Central to this strategy are a new product development process, a multi-year plan for new product introductions and a strategic pricing optimization project. These programs are delivering a more focused product offering for all global markets with what the company believes to be the right performance, features and price. NMHG is also taking steps to strengthen its Hyster® and Yale® brand names worldwide.

Because sales and service needs of lift truck customers are intensifying, NMHG is focused on attaining a level of account management excellence unmatched in the industry. Several projects in place involve enhancing national and global account capabilities, improving many aspects of dealer structure and performance, adding new aftermarket services and enhancing the parts offerings for Hyster®, Yale® and other brands of lift trucks. Programs have also been put in place to improve the long-term financial performance of NMHG's owned retail operations, particularly in Australia.

The important North American market contracted in 2007, as anticipated, and is expected to contract again in 2008, along with other markets in the Americas. The company is hopeful sales of new products in 2008, as well as strong overseas markets, will offset the effect of declines in the Americas market, ultimately leading to modestly increased volumes and market share.

Overall, NMHG's results are expected to improve gradually over time as NMHG approaches its financial targets. However, if U.S. economic conditions deteriorate more than expected, sales of units and higher-margin parts could decline in 2008, which would adversely affect revenues and profit margins. The ongoing launch of newly designed lift trucks is expected to drive performance improvements, although the company expects to incur expenses associated with product launches, restructuring of the manufacturing locations and continued material cost increases. In addition, results in 2008 could be negatively affected if year end 2007 unfavorable currency exchange rates persist. While some programs are expected to favorably affect results in 2008, the full impact of certain programs, such as the transfer of the 2 to 3.5 ton internal combustion engine lift trucks from Craigavon, Northern Ireland, to Berea, Kentucky, is not expected until 2009. Substantial progress toward minimum financial targets is expected from 2009 through 2012. In addition, strong cash flow before financing activities is anticipated in the future.

Hamilton Beach Brands

HBB remains an industry leader, with strong market positions and financial performance. HBB also has excellent potential in an industry in which many other companies struggle financially.

NACCO Continues to Maintain a Long-Term Perspective

NACCO has consistently maintained a long-term perspective with respect to its subsidiary companies, which is reflected in four guiding principles:

- Ensure highly professional management teams;
- Attain industry-leading operational effectiveness and efficiencies;
- Build industry-leading market positions; and
- Create sustainable competitive advantage positions.

In support of these guiding principles and to enhance stockholder value, NACCO provides oversight and consulting services to its subsidiary companies. Further information on these oversight and consulting roles, as well as on NACCO's strong corporate governance program, is outlined in a publication entitled *CEO Perspectives*, which is available on the NACCO website, www.nacco.com.

Because new products drive growth and help sustain margins, successful housewares companies must repeatedly capture consumers' attention, as well as their dollars. HBB is aggressively focused on innovation through a unique product development process designed to create new products that meet consumers' current needs, as well as improve profitability. Utilizing a relatively low-risk, staged assessment and development process, HBB regularly investigates promising concepts both inside and outside its traditional product scope that have the potential to substantially improve results in the longer term.

Strong relationships with leading retailers are vital for success. Shelf placement, brand positioning and promotions with all retailers and channels also are important to sustain and improve sales volumes. HBB believes it has one of the most professional sales and marketing organizations in the industry. The company views this sales and marketing strength as critical to optimizing channel performance and maintaining strong retailer relationships. Efforts supporting this strategy include specific retailer and channel focus programs as well as a number of strategic brand application initiatives.

Consolidated Cash Flow before Financing Activities
(In millions)


07
06
05
04
03
$21.7
$138.2
$18.9
$85.9
$80.5
$0
$20
$40
$60
$80
$100
$120
$140

To help manage ongoing margin pressure in the industry, HBB places significant emphasis on continuous cost reduction. Several key profitability programs address cost reductions, continuous quality improvement and supply chain optimization.

Housewares markets in the United States were relatively weak in 2007, particularly in the important fourth-quarter holiday season. Unfortunately, there are no indications these markets will improve in 2008 and HBB expects reduced results in 2008. As HBB works to maintain and improve sales in this challenging environment, the company will continue to concentrate on further improving margins and efficiencies as part of its effort to meet its financial targets. The company's operating profit margin was 7.5 percent in 2007. Going forward, more innovation, stronger assortments of new products and higher sales volume will become more important to realizing sustainable profit growth and driving the economies of scale that are critical to attaining the long-term 10 percent minimum operating profit margin target. Significant generation of cash flow before financing activities is expected in future years.

Kitchen Collection

KC's position as the leading kitchenware retailer in the outlet mall channel was maintained in 2007 as the company worked to integrate the LGC business, which was acquired in 2006. LGC provides an additional successful format for outlet malls, as well as a promising platform for expansion into other channels.

Consumer visits to outlet malls declined in 2007, while, at some outlet malls and in some parts of the country, store rent and labor expenses continued to increase. These pressures, combined with the challenges of integrating LGC's distribution facilities and the time required to implement key product and merchandising programs, led to a net loss at KC in 2007. KC has established programs aimed at achieving cost control through general corporate expense management, highly focused store expense management, continuous product cost management and an ongoing logistics efficiency program. KC is still in the process of applying these programs to the newly acquired Le Gourmet Chef® stores ("LGC stores") and operations.

KC believes there is still significant growth potential in kitchenware retailing, particularly in the niche between the lowest-priced discounters and the higher-end chains. One of the keys to capturing that potential is the ability to offer customers unique, high-quality products at affordable prices. To help accomplish this goal, KC has established innovative product selection and merchandising programs, a highly successful Hamilton Beach® private label product program and an Economic Value Income program designed to help evaluate SKU assortments by store type to optimize profit performance.

With limited construction of new malls expected in the outlet mall channel, KC has focused on optimizing Kitchen Collection® store ("KC store") performance and LGC store presence at existing outlet malls as well as expanding this presence into new, high-potential formats and distribution channels. The company plans to expand LGC's national presence in outlet malls over time, although the company will be prudent during this time of uncertain consumer spending. KC has a number of other initiatives under way related to enhancing the KC store outlet mall format, including a segmentation effort designed to enhance performance based on different types of outlet malls. The LGC store format will also enable KC to expand more effectively in traditional malls, although KC will also be prudent in pursuing this growth until LGC improves profitability further at these mall stores and a more favorable retail sales environment emerges. KC has also been improving the Internet sales programs for both KC and LGC.

The company focused on integrating the LGC stores and operations in 2007 and will continue to do so in 2008. It is expected the implementation of key programs will result in improved operating profit performance over the course of 2008, primarily in the second half, with increasing impact in later years. Key improvement programs, in combination with further improved outlet mall traffic, are intended to return KC to its 5 percent operating profit margin target. However, since outlet mall traffic is not likely to improve dramatically in the current economic environment, reaching this goal will be very challenging to accomplish in the next several years. During this period, it is KC's objective to deliver positive cash flow before financing activities.

North American Coal

NACoal remains the largest lignite miner in the United States and among the top ten coal producers nationwide. Future performance of current mines is expected to be enhanced by continuous operational improvements, the potential for additional volume at its Red River Mining Company and, over time, increased demand at its Mississippi Lignite Mining Company operations and the Florida limerock dragline mining operations. In addition, NACoal is encouraged by prospects for new coal mining projects, particularly in the context of the domestic energy challenges and opportunities facing the U. S.

NACoal is pursuing a number of potential projects that reflect lignite coal's heightened recognition as a domestic source of energy. Coal is abundant in the United States, and the emerging availability of new, environmentally responsible technologies makes it very attractive. New business opportunities, which leverage NACoal's extensive lignite coal reserves, include mining these reserves for direct coal-fired power generation, coal gasification and coal-based energy production, utilizing and commercializing lignite coal beneficiation technologies and contract mining lignite coal and aggregates for others.

Central to NACoal's historical success and future strategy is preservation of its unique approach to structuring mining contracts to minimize risk – not only from the volatility over time of the market price of coal – but also from the changing costs of equipment and supplies required to mine the coal. Efficiency is crucial in mining operations, particularly at this time of increasing costs for mining supplies and equipment. NACoal has repeatedly demonstrated its ability to leverage its low-cost mining expertise to deliver operational improvements at mining operations facing specific challenges, such as the Mississippi Lignite Mining Company.

NACoal and its customers strongly believe in continuously improving mining operations and having superior reclamation programs in place at each of the mines. Just as innovation is important in other NACCO businesses, it is also important for the mining industry. NACoal strives to meet its customers' expectations through mining and management innovation and award-winning safety and environmental achievements.

NACoal had a very good year in 2007, considering 2006 performance was significantly enhanced as the result of pre-tax gains of $21.5 million from selling two electric draglines. Underlying performance at all of NACoal's mines was strong, although negatively affected by customer power plant outages. In the near term, further customer power plant outages are



expected to dramatically affect mining volume and NACoal's performance in 2008. Over time, further profitability improvements depend on power plant uptime, coal delivery levels and performance improvements at the Mississippi Lignite Mining Company, on increased mining volume at Red River Mining Company and on the state of the housing and construction markets in Florida for the limerock dragline mining operations. More importantly, the company hopes to undertake several new mining projects over the next few years, which could add significantly to NACoal's profitability in the longer term. Cash flow before financing activities is expected to continue to be very strong.

NACCO Outlook

In summary, the Company has well-thought-out profit enhancement and growth programs at each of its subsidiary companies, and NACCO is encouraged by the progress achieved to date. However, external factors, such as an uncertain U.S. economy, material cost increases, the effects of adverse movements in currency exchange rates and weakening consumer retail markets, have required adjustments to our programs and the anticipated timing of achieving target profitability. Although each subsidiary will be placing extra focus on current programs and will certainly develop new programs to address any worsening economic downturn, it will be a very challenging year for NACCO and it will be difficult to sustain 2007 performance in 2008. It is our hope that as improvement programs mature and markets improve, performance will be enhanced significantly in 2009 and beyond. Along with this improved profitability, we expect strong returns on total capital employed.

NACCO is optimistic about its prospects to generate strong net income in the long term and anticipates generating significant cash flow before financing activities. These funds could be used to fund new coal projects, reduce subsidiary debt levels or pursue other strategic opportunities of long-term benefit to the Company and its stockholders. The Company has also approved a program to use available NACCO funds to purchase NACCO stock, an action authorized by the Board of Directors in late 2007.

NACCO's subsidiaries continually invest in efficiency, quality, innovation, building strong brands & developing lasting customer relationships.

NACCO's share price was $81.05 at the close of the financial markets on February 29, 2008. The stock market has been very volatile in the last year, especially for small-capitalization stocks. While we are very disappointed the share price performance of the last two years was not sustained, considerable work has been completed to improve and strengthen each subsidiary. By clearly articulating our understanding of the industries in which we compete and by successfully executing our profit improvement and growth programs, we are hopeful the Company will receive further enhanced valuation in the future.

On the cover of this Annual Report, we state that we are "managing for long-term profit growth." Those are not just words, but a philosophy that affects our decision-making day in and day out. Rather than create programs for obvious short-term gain, we take the long-term view when developing strategies and implementing tactics. Backed by strong corporate governance, we continually invest in efficiency, quality, innovation, building strong brands and developing lasting customer relationships. We will make no exception to that approach in 2008 and beyond. As we work to achieve truly breakthrough performance in all of our subsidiaries, we will work equally hard to guard against potential declines. For those reasons, we believe NACCO Industries represents an excellent investment opportunity.

Finally, I would like to thank all NACCO stockholders for their continued support and all NACCO employees for their hard work and commitment in meeting the challenges of 2007. I look forward to a successful 2008.



Alfred M. Rankin, Jr.

Alfred M. Rankin, Jr.
Chairman, President and Chief Executive Officer
NACCO Industries, Inc.

Managing for long-term profit growth

NACCO Materials Handling Group



2007 Results

In 2007, NACCO Materials Handling Group ("NMHG") continued to make strides toward achieving its long-term financial objectives. However, the company also faced certain market and economic challenges. While European, Chinese and South American markets strengthened in 2007, the critical North American market declined. Although new product programs moved forward successfully, material costs continued to increase and the U.S. dollar weakened further relative to several key currencies. Consolidated net income increased 13.6 percent to $39.3 million in 2007. However, 2007 net income included charges totaling $8.0 million, or $4.9 million net of taxes of $3.1 million, related to announced manufacturing restructuring programs, while 2006 net income included a charge of $17.6 million, or $10.7 million net of taxes of $6.9 million, incurred as a result of the company's early retirement of its 10% Senior Notes due 2009 and a reduction in income tax expense of $7.9 million related to the recognition of a tax benefit for previously recorded capital losses.

NMHG focuses on long-term performance in developing durable lift trucks and in working to improve company profitability.

NMHG Wholesale generated net income of $48.2 million in 2007 compared with net income of $43.7 million in 2006, a 10.3 percent increase on 11.4 percent sales growth. Revenues improved to $2.6 billion in 2007 primarily as a result of favorable foreign currency movements in Europe from a weakening of the U.S. dollar and an increase in higher-priced unit and parts sales volumes resulting from an increased worldwide lift truck market. Shipments grew to 90,899 units in 2007 compared with shipments of 87,789 units in 2006. Backlog increased to approximately 30,500 units at December 31, 2007 from approximately 27,200 units at December 31, 2006.

Net income improved primarily as a result of the absence of the charge for the early retirement of debt and lower interest expense. Also contributing to the improvement were price increases and increased sales volumes of higher-margin lift trucks and parts. These improvements were partially offset by higher marketing and employee-related expenses, increased material and manufacturing costs and unfavorable foreign currency exchange rates.

NMHG Retail's operations (net of eliminations) reported a net loss of $8.9 million on revenues of $137.8 million in 2007 compared with a net loss of $9.1 million on revenues of $170.6 million in 2006. Programs put in place in mid-2007, which realigned activities performed by the Asia-Pacific Wholesale and Retail groups, affected operations positively in the fourth quarter, resulting in significant progress toward the goal of achieving at least break-even results in the Asia-Pacific retail operations in the latter half of 2007, while building market position.

In 2007, Consolidated NMHG generated cash flow before financing activities of $0.7 million compared with cash flow before financing activities of $54.2 million in 2006. The decrease between years was mainly a function of higher accounts receivable primarily from higher fourth-quarter revenues in Europe and an increase in days sales outstanding due to timing of payments.

Revenues by Geographic Region
(In millions)



07
06
05
04
03
$2,719.7
$2,488.5
$2,399.9
$2,056.9
$1,779.6
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
Americas
Europe
Asia-Pacific

Unit Bookings, Shipments and Backlog



32,000
30,000
28,000
26,000
24,000
22,000
20,000
18,000
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
05
06
07
Bookings
Shipments
Backlog

Net Income
(In millions)



07
06
05
04
03
$39.3
$34.6
$18.1
$10.7
$16.4
$0
$10
$20
$30
$40

Left: The Yale® Veracitor® GP120VX pneumatic tire internal combustion lift truck, for lifting capacities up to 12,000 pounds, undergoes testing on the stability platform at NMHG's Counterbalanced Development Center in Portland, Oregon. The stability platform is a computerized electro-hydraulically controlled variable rate, variable axis tilting platform, which can hold trucks up to a 65,000 pound lifting capacity. Trucks are tipped to both forward and lateral overturn, to simulate rated and unloaded conditions in travel and stacking modes. The platform is used to test the tip angle of the lift trucks to verify compliance with internal test requirements and applicable international design standards.

In addition, in 2007, Consolidated NMHG delivered return on equity[1] ("ROE") of 7.9 percent compared with 7.7 percent in 2006, and a return on total capital employed ("ROTCE") of 6.8 percent in 2007 compared with 6.9 percent in 2006 – levels still well below NMHG's longer-term objectives. (See reconciliations of non-GAAP ROTCE on page 43.)

Vision and Goals

NMHG's vision is to be a leading globally integrated designer, manufacturer and marketer of a complete range of high-quality, application-tailored lift trucks, offering the lowest cost of ownership, outstanding parts and service support and the best overall value. NMHG Wholesale's established financial objectives are to achieve an operating profit margin of 9 percent and to generate substantial cash flow before financing activities. NMHG also remains focused on reaching break-even results in its owned retail operations while developing strengthened market positions.

Industry Trends

Lift truck customers increasingly require more dependable lift trucks and greater levels of service and expect manufacturers and dealers to deliver both at competitive prices. Therefore, maintaining low costs as well as outstanding quality, timeliness and reliability are critical for competitiveness. Because greater economies of scale produce lower product costs, the industry is led by large, global manufacturers with an increasingly global supply base. While China and other low-cost countries are emerging as more reliable sources for low-cost components, costs for commodities, such as steel, oil, lead, rubber and copper, continue to rise globally and place pressure on profit margins for all manufacturers. Lift truck companies also face uncertainties in the U.S. economy, which could affect key customers' capital equipment purchasing levels and timing. In this environment, continual improvements in manufacturing and supply chain efficiencies are vital to improve financial performance.

In most regions around the world, customers desire specialized solutions for their materials handling needs. Manufacturers must strike the right balance between the number of models and options offered and the volume required to maintain efficiencies and economies of scale. In addition, newer lift trucks must address evolving end-user needs, which have led, for example, to more environmentally friendly products, such as lift trucks using fuel cell technology, and increased demand for electric-powered lift trucks, especially those for use in warehousing operations. Since sophisticated customers increasingly look beyond the initial purchase price of a lift truck to consider the total cost of operation of the equipment, manufacturers must design and build products that deliver a low cost of ownership over the life of the product.

Successful lift truck companies and dealers foster strong, lasting customer relationships by utilizing highly professional personnel and business processes. As logistics efficiency grows in importance to end users, the overall product and service needs of these customers have become more sophisticated. Manufacturers face increasing demand for enhanced service

(1) ROE = The respective year's net income divided by that year's average equity (a five-point average of equity at December 31 of the previous year and each of the respective year's quarter ends).




Yale



***Below left to right:** The Yale® Veracitor® GP 60VX pneumatic tire internal combustion lift truck, with a lifting capacity of up to 6,000 pounds, provides excellent performance for standard and medium-duty applications. The Yale® MPW 60E Walkie Motorized Hand Pallet Truck, with a carrying capacity up to 6,000 pounds, has ergonomically designed handles to put full control at the operator's fingertips and has a tapered fork design that provides excellent pallet entry and exit for low-level warehouse operation. The Yale® ERC-HH cushion tire electric rider lift truck, for demanding applications in warehouse environments, has lifting capacities from 7,000 to 12,000 pounds and is extremely maneuverable with high stacking ability.*

offerings, including national and global sales coordination, lift truck maintenance programs and parts management services. In particular, strong financing programs backed by reputable, global companies have become a competitive advantage to those manufacturers who offer them.

To reach its goals, NMHG has established strategies and key improvement programs aimed at addressing current industry trends. NMHG's strategies and key improvement programs can be grouped in three main areas: quality and efficiency; flexible, modular products; and sales and service excellence. Each key program is designed to enhance profitability or generate growth, both of which are critical for achieving NMHG's goals in this mature industry. Profitability programs at NMHG focus mainly on manufacturing and supply chain efficiency, as well as design cost reduction initiatives, while growth programs focus on increasing country and industry market share positions by addressing user needs with customized packages of products and services.

Key Programs for Quality and Efficiency

NMHG continually strives to reduce manufacturing and supply chain costs and improve operational effectiveness while delivering quality products. NMHG's proven abilities to re-engineer processes and assemble products efficiently within an increasingly complex global operating environment support this strategy. Several key programs aimed at achieving this high-quality/low-cost strategy include:

Manufacturing restructuring. NMHG's manufacturing strategy is guided by a commitment to high quality and efficiency. To accomplish these goals, NMHG has been restructuring its global manufacturing facilities and processes. The company has placed an intense focus on further implementation of a lean manufacturing strategy based on Demand Flow Technology, which helps reduce inventory and manufacturing floor space requirements while improving productivity, lead times and quality. The company continues to work to optimize production activities among several key final assembly plants and to eliminate waste through process optimization.

The sustained weakness of the U.S. dollar compared with the euro and British pound sterling has negatively affected NMHG's net income for the past several years. Unfavorable foreign currency rates have effectively lowered current annualized pre-tax profitability, excluding the effects of hedges, by approximately $72 million more than if the currency rates in 2007 had been the same as early 2002, which is when NMHG's operating profit margin target was established.

NMHG took several steps in 2007 to address this currency challenge. During the first quarter of 2007, NMHG outsourced its welding and painting operations at its manufacturing facility in The Netherlands to a third-party provider in a lower-cost country. During the third quarter of 2007, NMHG announced it will phase out production of current products at its facility in Irvine, Scotland, change the product mix at its Craigavon, Northern Ireland facility and increase production at its Berea, Kentucky and Sulligent, Alabama plants in the United States and at its Ramos Arizpe facility in Mexico. Importantly, the transfer of production of the 2 to 3.5 ton internal combustion engine ("ICE") pneumatic product for the North America market from Craigavon to Berea is scheduled to begin in the


HYSTER

Below left to right: *The new Yale® AC-Powered Double Reach truck provides unparalleled design, versatility and operator comfort in a narrow aisle lift truck. The Hyster® Fortis® H80FT internal combustion pneumatic tire lift truck series has lifting capacities up to 8,000 pounds and can be configured to satisfy multiple customer applications. The new Hyster® H1050HDS fork lift truck series, designed as a sibling series to the Hyster® container handler lift trucks, includes a front-mounted cab designed for fork-tip visibility, and can be used for tough applications requiring lifting capacities up to 105,000 pounds.*

second quarter of 2008. These actions are expected to reduce purchases of high-cost euro- and British pound sterling-denominated materials and components, reduce freight costs, lessen NMHG's exposure to future currency exchange fluctuations, reinforce our strategy to manufacture in the market of sale and provide additional opportunities to source components from lower-cost countries. This manufacturing restructuring program is anticipated to generate savings beginning in 2008 and improve net results starting in 2009. At maturity, benefits are expected to exceed $20 million in annual cost savings.

Quality initiative. A number of programs within NMHG are part of a corporate-wide emphasis on quality and an initiative to further reduce overall defect rates. These programs focus on reducing warranty costs per truck and eliminating rework. Nevertheless, warranty expenses increased in 2007 due, in part, to several issues relating to specific components on new products utilized in unique customer applications. The company is working diligently to address these concerns and continues to deliver cost reductions and product quality improvements through its Value Improvement Program. Benefits from these initiatives were realized in 2007 and further benefits are expected to be realized in the 2008 to 2009 time frame.

NMHG produced nearly 91,000 lift trucks in 2007, all with attention to quality and many customized to meet the unique needs of key customers.

Global supply chain. Demands on NMHG's global procurement group were again high in 2007. During the year, the company continued to be challenged by increases in material costs, particularly commodities such as steel, lead, copper, rubber and oil. However, broad price increases implemented in 2006 and 2007 have partially offset the effect of these increased costs. NMHG adopted a program to pass through selected higher commodity costs to its customers during 2007 and expects to continue to do so as needed in 2008 and beyond. The company will continue to closely monitor economic conditions and their resulting effects on costs.

In addition to the short-term actions established to manage these challenges, a program designed to completely transform the supply chain process was implemented at NMHG in 2007. The company implemented the Supplier Relationship Management ("SRM") module of the SAP software system. The SRM system will enable greater regional and worldwide coordination of purchasing and provide greater efficiencies. Supporting the SRM system is a new, centralized global procurement organization structure with local capabilities designed to deliver quality parts to plants on time for production. The full impact of the program is expected to be realized in 2008 and beyond.

Concurrently, NMHG is continuing its ongoing efforts to optimize its supplier base and lower costs by developing a smaller, more reliable and more responsive group of vendors. Non-core components continue to be outsourced to low-cost suppliers around the world, with increased focus on China, India, Mexico and Eastern Europe. This program to enhance profitability should produce benefits in 2008 and 2009.

Global IT excellence. In 2007, NMHG developed a plan to transform its information technology ("IT") staff from a decentralized group to a global, centralized organization. When implemented in early 2008, the new organization will have improved capabilities to understand key functional area IT needs, manage increasingly complex projects and transition the company's hardware and software to fewer, global systems. This program is expected to significantly improve the efficiency and effectiveness of the entire NMHG organization over time.

Key Programs for Flexible, Modular Products

A key NMHG strategy is to develop modular products that can be flexibly configured to provide unique, tailored solutions that deliver superior value to end users. Supporting this strategy is NMHG's well-developed and recognized ability to translate end-user needs into global, adaptable and highly reliable products. The following programs are focused on achieving these results:

New product development process. In 2007, NMHG continued to implement this program to improve profitability through its unique approach to developing new products.

Right: *Hyster® trucks at an exclusive Hyster® dealership in Portland, Oregon, ready to be shipped to customers.*


HYSTER


HYSTER
HYSTER 80
FORTIS
HYSTER

Complete ranges of products are developed simultaneously rather than on a traditional series-by-series approach. Platforms, components and modules have been designed to be used across a wide array of lift trucks. This approach decreases the overall number of components required and permits easier and more frequent upgrades. In addition, design, prototyping and testing are guided by a rigorous, staged approval process that delivers higher levels of reliability while increasing speed to market.

Increased component commonality, combined with engineering techniques designed to deliver a more efficient assembly process, are expected to continue to increase labor efficiency and improve product quality. Lift trucks utilizing interchangeable components and systems assembled on computer-aided assembly lines are increasing NMHG's ability to configure and manufacture lift trucks to individual customer application requirements.

For newly designed product lines that have already been introduced, these product development efforts are improving the quality of NMHG's products, as well as more cost-effectively meeting end-user requirements. In the long term, improved efficiencies are expected to increase individual lift truck profitability as well as overall company profitability. This program is expected to provide further significant benefits in 2008 and 2009.

New product introductions. Over the next two to three years, NMHG expects to deliver a continuous stream of new product introductions and product improvements covering the ICE, electric, warehouse and big truck product lines.

In 2007, NMHG introduced the 6 to 7 ton series of the 1 to 8 ton ICE lift truck line, which includes the Hyster® Fortis® and Fortens™ and the Yale® Veracitor® series of lift trucks. In early 2009, the final series in the ICE line, a new 8 to 9 ton lift truck series, is scheduled for introduction.

A completely new line of electric counterbalanced lift trucks, which will benefit from the same design and manufacturing approach as the 1 to 8 ton ICE line, is scheduled to roll out in 2008 and 2009. Specifically, new 1 to 3 ton Electric Rider lift trucks are scheduled for introduction beginning in the second half of 2008, and lift trucks with over 3 ton capacity are scheduled for introduction in 2009.

A concentration at NMHG on design and durability assures that our lift trucks reliably perform the most demanding tasks day in and day out.

NMHG's warehouse product line offering was significantly strengthened in 2007 with the introduction of a new Retail Reach truck in the Americas. In addition, a number of feature improvements were introduced in 2007, which allow the warehouse lift trucks to deliver more performance in targeted applications at key customers. Along with other product and feature enhancements, an A/C-powered update of the 3-Wheel Stand-Up warehouse lift truck is planned for 2008.

NMHG's Big Truck line improved in 2007 with the introduction of an updated 16 to 22 ton forklift truck, a new 44 to 48 ton forklift truck and an extended capacity Reachstacker as well as an upgraded range of 8 to 16 ton Tier III low-emission models. Additional capacity models and upgrades to the Big Truck line, including new platforms for the 14 to 18 ton and 20 to 32 ton series, are scheduled for introduction in 2008 and beyond.

The introductions of these newly designed products are expected to enhance revenue and margins as well as absorb unused manufacturing capacity, primarily in 2008, as most of these new product introductions are completed.

Strategic pricing optimization. With the new modular product design concept, dealers can more accurately configure and price lift trucks in line with customer applications. Linking prices more closely to product features and performance delivers value and lower cost of ownership to customers and enhanced margins to NMHG. In conjunction with the program, the company has made, and will continue to make, selected adjustments to the mix of performance and feature offerings on its lift trucks. Benefits of this program were realized in 2007 and are expected to increase during 2008 and beyond.

Key Programs for Sales and Service Excellence

NMHG is focused on maintaining and strengthening its already highly professional national account direct sales group and independent dealer distribution networks to provide superior value-added support to its customers. NMHG's

Left: A Hyster® Fortis® S80FT internal combustion cushion tire lift truck undergoes testing of its durability to withstand a heavy load falling on the overhead guard at the drop test stand at NMHG's Counterbalanced Development Center in Portland, Oregon.

experience and success in building strong, lasting customer and dealer partnerships should help the company accomplish this strategy. Also supporting this strategy is NMHG's strong global relationship with GE Capital, which, along with other local financing companies, helps provide and manage a significant portfolio of loans and leases to lift truck customers, dealers and NMHG. Several other programs supporting this service strategy include:

National and global accounts. NMHG has industry-leading fleet management and national account organizations in North America and is developing a stronger national account program in Europe, while continuing to enhance its global account capabilities. NMHG's goal is to offer superior value and services to large customers that have centralized purchasing but geographically dispersed operations. Benefits from this program to generate growth will be gradual, but increasing over the long term.

Dealer structure program. The company continues to strengthen its worldwide network of strong, professionally managed, well-capitalized independent dealers as part of its Anchor Dealer efforts. NMHG's experience is that these exclusive Hyster® and Yale® Anchor Dealers can attain higher market shares, attract higher-quality employees and offer higher-value services to their customers. In addition, dealer excellence enhancement efforts are designed to drive improvement at all Hyster® and Yale® dealers, providing dealers with best practices and performance assessment tools in the areas of operational and financial management, lift truck and parts sales, service, rental and fleet management. NMHG also offers customized consulting assistance to help dealers implement these programs to improve sales and profitability. In addition, a number of special initiatives already under way, including order and contact management systems, a training knowledge center and customer and dealer satisfaction programs, are expected to enhance the strong reputations of Hyster® and Yale® dealers. Benefits from these growth programs are expected to be realized at NMHG and its dealers over the long term.

Aftermarket parts. NMHG maintains an important strategic alliance with a leading aftermarket parts provider located in the Americas, Europe and Asia-Pacific. This alliance has enhanced Hyster® and Yale® dealers' offerings of competitive lift truck parts as part of an effort to increase NMHG's share of its customers' parts and service business. NMHG also continues to make significant investments in training dealer technicians in lift truck diagnostics, maintenance and repair procedures to assure highest-quality customer service. Improvements are being realized and are expected to increase gradually as a result of this growth program.

NMHG Retail improvements. NMHG Retail consists of Yale® in the United Kingdom, Hyster® in Singapore and Hyster® and Yale® in Australia. During 2007, NMHG sold its Hyster® dealership that covered part of France and continued to streamline operations at its Yale® dealership in the United Kingdom. In its Australian retail operations in 2007, NMHG implemented an important business improvement program. The company's lift truck rental business, previously operating

Below left to right: *Hyster® and Yale® lift trucks are designed to withstand extreme conditions. Designs are reviewed and rigorously tested at NMHG's Counterbalanced Design Center in Portland, Oregon. An engineer does test simulations on a computer program to ensure lift truck specifications are set to withstand various conditions. The Mustang Dynamometer is used to validate drive axles months or years ahead of truck availability by using fixtures or mule truck chassis in an accelerated testing environment. A lift truck is tested for durability on a dusty, uneven gravel road.*







as the National Fleet Network, was absorbed into the Hyster® and Yale® wholesale and retail sales and services businesses in an effort to mirror NMHG's structure in North America. Efforts are also under way to significantly reduce lift truck inventories in Australia. The overall business improvement program is intended to enhance the company's sales, marketing, major accounts and services capabilities significantly while improving operational effectiveness and efficiency. Some benefits of the program were realized in the latter half of 2007, with the full impact expected to be realized in 2008 and beyond.

Outlook for 2008 and Beyond

The worldwide lift truck market grew in 2007 and is expected to continue growing in 2008. Markets that are particularly strong and expected to grow significantly include Eastern Europe, China and other developing countries. NMHG's largest market, the North American market, declined in 2007, as expected, due to the cyclical nature of the industry. The North American market is forecasted to decline further in 2008, along with other markets in the Americas. Overall, NMHG Wholesale expects to have moderately higher volumes in 2008 compared with 2007 levels as a result of strong European and Asian markets and the introduction of newly designed products throughout 2008. However, if U.S. economic conditions deteriorate more than expected, sales of units and higher-margin parts could decline in 2008, which would adversely affect revenues and profit margins.

The company is committed to addressing the critical issue of unfavorable currency exchange rates, as evidenced by the announcement of its new manufacturing restructuring programs during 2007. Currency hedging positions continued to mitigate unfavorable currency exchange rate fluctuations in 2007, although not to the same level as in 2006. NMHG Wholesale's operating profit margin was 2.6 percent in 2007. Assuming 2007 exchange rates for the euro and British pound sterling had been at early 2002 levels, the year when NMHG's profit improvement goal was established, NMHG would have been significantly closer to attaining its operating profit margin target.

Continued emphasis on engineering excellence and on key programs is expected to improve prospects for increased profitability at NMHG.

NMHG Wholesale's financial objective is to achieve an operating profit margin of 9 percent by 2011 to 2012. Several key programs are intended to help NMHG reach that goal, particularly focused Value Improvement Programs for engineering and manufacturing, the comprehensive manufacturing restructuring program, the implementation of the SRM supply chain system and related component cost reductions, and the introduction of new, innovative products priced strategically and sold aggressively.

NMHG Retail's objective continues to be to reach at least break-even financial performance while building market position. Improved results are expected in 2008 and beyond, particularly in Australia, where a business improvement program was implemented in 2007.

Overall, NMHG continues to believe it will be increasingly well positioned to offer superior products, which are efficiently manufactured and distributed by outstanding dealers. Key profitability and growth programs, particularly in the areas of quality and efficiency, product flexibility and sales professionalism, are expected to improve prospects for long-term growth in market share and increased profitability.

In closing, I want to thank all NMHG employees, as well as our dealers and suppliers worldwide, for their continued hard work on behalf of the Hyster® and Yale® brands. And I would like to thank NMHG's customers, who remain the primary motivation for that hard work. We continue to be committed both to successful execution of our stated plans as well as addressing the challenges and opportunities presented by operating in a complex, global economy. I look forward to working together successfully with all of NMHG's partners in 2008.



Michael P. Brogan
President and Chief Executive Officer
NACCO Materials Handling Group, Inc.

Hamilton Beach

Managing for long-term profit growth

Hamilton Beach Brands



Hamilton Beach
Hamilton Beach
160F

Hamilton Beach. Proctor Silex | Hamilton Beach eclectrics | TrueAir | Hamilton Beach Commercial | Traditions by Proctor Silex

2007 Results

Results in 2007, in particular during the important fourth-quarter holiday season, were disappointing for the housewares industry and Hamilton Beach Brands ("HBB"). Revenue slipped 1.1 percent to $540.7 million in 2007 from $546.7 million in 2006, and net income decreased 17.1 percent to $18.4 million in 2007 from $22.2 million in 2006. However, HBB's performance could still be considered favorable when taking into account softer-than-expected retail sales for the industry, continued pricing pressures from retailers, rising material costs and significant competition for consumers' discretionary income. The company delivered a return on equity[1] ("ROE") in 2007 of 35.5 percent, up from 18.0 percent in 2006, as a result of the recapitalization of the company. HBB also delivered a solid return on total capital employed ("ROTCE") of 14.5 percent in 2007, up from 14.2 percent in 2006. (See reconciliations of non-GAAP ROTCE on page 43.)

In the intensely competitive housewares market, HBB offers a variety of products that bring solutions to consumers and profits to the company.

HBB's revenue benefited from additional shelf placements and promotions by retailers in support of direct-response television advertising, from sales of higher-priced products and from newly introduced products. Nonetheless, these benefits could not offset lower unit volumes as a result of reduced sales to key retailers in a weak U.S. consumer market.

Net income benefited from increased sales of higher-margin products and the results of the movement of all production to third-party manufacturers. However, these benefits were fully offset by lower unit sales volumes, higher selling, general and administrative expenses, and higher interest expense of $5.3 million pre-tax because of increased borrowings related to a $110 million special cash dividend paid in May 2007.

In 2007, HBB generated cash flow before financing activities of $15.8 million compared with $35.9 million in 2006. Included in 2006 were cash proceeds of $11.4 million from the sale of the company's Saltillo, Mexico facility.

Proposed Spin-Off and New Company Name

In April 2007, NACCO Industries announced a plan to spin off its Hamilton Beach/Proctor-Silex business to establish an independent public company named Hamilton Beach, Inc. Due to volatility and uncertainty in capital markets, the NACCO Board of Directors decided in late August not to pursue the proposed spin-off. However, in September 2007, the company officially changed its name to Hamilton Beach Brands, Inc., a name that preserves the heritage of Hamilton Beach, reflects the company's current ownership of multiple brand names and positions the company appropriately for the addition of other brand names in the future.

Vision and Goals

HBB's vision is to be the leading North American designer, marketer and distributor of small electric household and


Revenues
(In millions)
07
06
05
04
03
$540.7
$546.7
$527.7
$507.3
$492.8
$0
$100
$200
$300
$400
$500
$600


Net Income
(In millions)
07
06
05
04
03
$18.4
$22.2
$20.3
$15.2
$16.1
$0
$5
$10
$15
$20
$25

(1) ROE = The respective year's net income divided by that year's average equity (a five-point average of equity at December 31 of the previous year and each of the respective year's quarter ends).

Left clockwise from top: Hamilton Beach Brands' newest products include: Hamilton Beach® Brewstation® Pro 12 cup coffeemaker (shown in black), Proctor Silex® Space-Saving Blender, Hamilton Beach® Set 'n Forget® 6 quart programmable slow cooker, Proctor Silex® auto shutoff iron, Proctor Silex® Belgian waffle baker, Hamilton Beach® ChefPrep™ 525 watt food processor.

commercial appliances sold under strong brand names and to achieve profitable growth from innovative solutions that improve everyday living. HBB's financial objective is to achieve a minimum operating profit margin of 10 percent and to generate substantial cash flow before financing activities.

Industry Trends

Competition in the housewares industry continues to be intense. Rising costs of transportation and raw materials such as plastic, copper, aluminum and steel continue to place significant pressure on margins. To lower costs further and provide greater value, HBB and other housewares suppliers have transferred most, if not all, of their manufacturing to third-party manufacturers located in lower-cost regions, primarily Asia. Therefore, further dramatic cost reductions are increasingly difficult to achieve as the outsourcing process is completed and material and transportation costs rise.

As housewares products face heightened competition for consumers' disposable income, new, innovative products become even more important to driving growth and higher margins. Several consumer trends are favorable for small kitchen appliances, including the growing popularity of both gourmet and on-the-run home cooking. Brands also continue to be important in this market. However, because barriers to entry are low, HBB can face challenging competition from new products with new brand names. Overall, the market growth rate in small kitchen appliances is likely to be slightly negative to very low due to economic uncertainties, including a significantly weakened housing market in the United States.

Strong relationships with the leading retailers are critical for success. Leading retailers for small kitchen appliances include mass merchants, warehouse clubs, specialty stores and Internet sites. Shelf placement is highly competitive and sales are increasingly driven by promotional activity in the fourth-quarter holiday season, which delivers a significant portion of annual sales. The impact of winning or losing a single product placement or multi-product placement program at specific retailers is being magnified as certain retailers' shares of the overall market grow. Other retailer trends include the increased offering of private-label versions of small kitchen appliances, as well as a growing interest in products, packaging and processes considered to be environmentally sustainable.

To achieve its stated goals, HBB has established strategies and key programs aimed at responding to these industry trends. These strategies and programs focus on three fundamental areas: continuous cost reduction; innovation; and professional sales and marketing. Each key program is designed to enhance profitability or generate growth. Profit enhancement programs focus on efficiencies in product development, purchasing and the supply chain, while growth programs focus on new innovative products, branding and distribution channel optimization. HBB believes these strategies and programs, in combination with the company's core competencies, will help HBB remain competitive in a challenging industry and position the company for even greater future success.

Key Programs for Continuous Cost Reduction

HBB is focused on driving continuous cost reduction throughout the entire company and at all of its suppliers. The goal to achieve a 10 percent operating profit margin has become part of the company's culture. The company's exceptional ability to identify and eliminate unnecessary costs across the value chain is a key competitive advantage. Key programs directed at accomplishing improvements and cost reductions include:

Purchasing and supplier product cost reduction. A shift to outsourced manufacturing for all consumer and commercial

Below left to right: *Proctor Silex® Easy Slice™ electric knife, Hamilton Beach® 3-in-One slow cooker, Hamilton Beach® Commercial drink mixer.*







products is helping HBB reduce product costs. In May 2007, HBB completed its transition to third-party manufacturing. The company realized continued improvements in 2007 as a result of manufacturing restructuring programs implemented in 2007 and prior years.

Furthermore, HBB's ongoing Value Improvement Program seeks to reduce costs of processes, components and products at suppliers' plants. The company's objective is to maintain a significant competitive advantage by combining low-cost, third-party manufacturing capabilities with HBB's extensive manufacturing experience. This program provided significant benefits in 2005 through 2007, and additional incremental gross margin benefits are expected in future years.

Continuous quality improvement. HBB is committed to continuous quality improvement throughout all areas of the company. HBB has made quality a significant focus at key suppliers in China by providing guidance on specific processes and techniques to ensure high quality, consistency and efficiency. These efforts should pay off increasingly as expenses for implementing this program have already been incurred. Further improvements in already high levels of quality were realized in 2007 as evidenced by consistently low product return rates, and these improvements are anticipated to be maintained in 2008 and beyond.

Supply chain optimization. HBB's continued focus on supply chain management in 2007 resulted in performance improvements for the company and for HBB's retail customers. HBB continues to implement improvement projects at its Memphis, Tennessee distribution facility, and the company is increasingly offering customers additional efficiencies through direct-ship programs, where third-party suppliers route products directly to retailers' warehouses. HBB expects to further improve its capabilities in 2008 through implementation of a new supply chain software system, which is designed to enhance collaborative planning, forecasting and replenishment processes with several key retailers. Benefits from this program are expected to be realized in 2008 and 2009.

Key Programs to Leverage Innovation

HBB relentlessly pursues innovation in its product categories through its superior ability to research, create, design, test, package, promote and launch new product concepts. The company also strives for environmental responsibility across the entire value chain. Programs supporting this strategy include:

Product development process. HBB's product development process is designed to create a steady stream of innovative products that exceed current market offerings in features, performance, style and value. HBB's goal is to deliver the most innovative products at the most competitive costs possible and to bring to market products that represent best-in-class performance. HBB utilizes in-depth consumer research that enables the company to develop products with consumer-preferred features and high rates of market acceptance. HBB's engineers in both the United States and China, as well as engineers at the company's suppliers in China, all contribute to the process for designing successful new products. This program to enhance profitability is an ongoing investment that is expected to bring both short-term and long-term benefits.

New product introductions. Driven by its consumer-oriented product development process, HBB has demonstrated a strong track record in new product introductions. Additionally, patent protection is vigorously pursued and enforced, when appropriate, for new products, product features or designs.

In 2007, approximately 40 percent of the company's U.S. consumer sales were from products introduced in the previous three years. The revolutionary Hamilton Beach® BrewStation®

Below left to right: *Hamilton Beach® professional stainless steel iron, Hamilton Beach® digital 2-slice toaster, Hamilton Beach® 6-speed classic hand mixer.*








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coffeemaker, featuring carafe-less, cup-activated dispensing, continued to be a leading seller in the United States. Other examples of innovative new products include the Hamilton Beach® OpenStation™ Multi-Opener, a can opener with tools to open jars, bottles and plastic clamshell packaging, and the Stay or Go™ Slow Cooker, a travel-friendly slow cooker with full-grip handles, a tight-latch lid and a clip-on serving spoon.

The company introduced several new commercial blenders in 2007, which were well received by the market, and plans to introduce a number of other new commercial products in 2008, including a high-performance blender, a line of commercial-grade toasters and a line of stainless steel beverage urns with cup-activated dispensing inspired by the Hamilton Beach® BrewStation® coffeemaker. This growth program is expected to provide revenue and margin improvements for the commercial as well as consumer businesses of HBB.

HBB strives for high performance on the countertop, at suppliers, in sales activities, in marketing activities and on the bottom line.

Key Programs for Professional Sales and Marketing

HBB also has an ongoing strategy to develop and sustain the most professional sales, marketing and branding programs in the industry. The company has a proven ability to match products, services and brands to specific retailer assortment needs. Programs supporting this strategy include:

Retailer and channel focus. HBB works closely with retailers to develop product assortment strategies to optimize category profits. In-depth data analyses are used to recommend the most profitable combination of products, features and price points in each product category. In turn, these analyses drive the HBB product development process, improve speed to market and increase the success rate of new products. HBB's category management approach is applied across all types of retail channels, from mass merchants to smaller regional retailers, and is being applied in the United States, Mexico, Canada and other selected international markets. This growth program has helped enhance revenues and margins and is expected to continue to do so.

Strategic brand application. HBB has a broad complement of key brand names targeted at distinct consumer segments. Underlying all brands is a commitment to safety, performance and reliability. The Hamilton Beach® eclectrics® brand targets high-end consumers who demand the best in performance and style and are willing to pay more for those benefits. The Hamilton Beach® brand targets mid- to higher-end consumers desiring a strong brand name, innovative features, great performance and attractive styling. The Proctor Silex® and Proctor Silex® Plus brands target middle-market consumers who prefer a strong heritage brand name and good performance with good features and appearance at a reasonable price. The Traditions by Proctor Silex® brand targets entry-level consumers with basic, lower-priced products. The TrueAir® brand, used for home health products, continues to demonstrate strong appeal in its market segment. HBB also uses its brand names in conjunction with other companies' brand names. For example, an agreement with Procter & Gamble ("P&G") created a successful, co-branded odor eliminator with P&G's well-known Febreze® brand.

The Hamilton Beach® Commercial brand targets restaurants, bars and the hotel amenities markets. The strong heritage of the Hamilton Beach® Commercial brand name results from many successful years of producing blenders and the classic soda fountain-style milkshake mixers that could be seen on the back counter of almost every soda fountain across America. Today, the Hamilton Beach® Commercial brand name is associated with a wide variety of products found in commercial kitchens, restaurants, bars and hotels. It remains a leading brand in commercial blenders and spindle mixers in the United States.

Both the strategic application of its current brands and the introduction of new brands are expected to benefit HBB on an

A significant portion of U.S. consumer sales were from products introduced in the last three years


2007
18.0%
60.5%
11.5%
10.0%
2007 Products
2006 Products
2005 Products
Established Products

Left: Hamilton Beach® Commercial products. Top: Hamilton Beach® Commercial Tempest® high-performance blender. Bottom left to right: Hamilton Beach® Commercial 4-slice heavy-duty toaster, Hamilton Beach® Commercial juicer, Hamilton Beach® Commercial Brewstation® coffeemaker.


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ongoing basis. Specifically, HBB plans to leverage its core brands, as well as pursue opportunities to build its brand portfolio. New brand initiatives could enhance HBB's position broadly, help HBB target specific markets, such as higher-end consumers, or help HBB serve specific retailers with key names that strengthen their brand offerings. Overall, HBB's brand programs represent a critically important part of the company's growth strategy.

Outlook for 2008 and Beyond

As a result of its ongoing focus on innovative new products, HBB has a strong assortment of new products planned for 2008 and 2009. However, 2008 is expected to be a difficult year for HBB. The company is not optimistic consumer markets will improve in 2008, as the effects of high gasoline prices, depressed home sales, mortgage debt concerns and worries of recession all have potential to further dampen consumer spending. If consumer spending softens further and retailers choose to reduce shelf space for the small electric kitchen appliance category, it is possible the overall market for these products in the United States will decline in 2008. HBB is also concerned about material cost increases.

The company is closely monitoring material costs and working to mitigate cost increases through continued implementation of programs initiated in prior years, as well as through selective price increases when appropriate. However, the timing of margin recovery is likely to adversely affect results in 2008. While the company remains confident it will continue to see performance improvements from its profitability and growth programs over the next several years, it will be difficult to improve net income performance if overall retail sales decline. Specifically, efforts in product cost reduction, quality improvement, product innovation, promotions and branding are all expected to contribute to HBB profitability, although overall profitability levels for 2008, and possibly beyond, could fall below the company's previous expectations.

Considering a challenging economic and retail environment, HBB is proud of its team's efforts to reach the profitability level it did in 2007. As noted earlier, HBB's goals are to achieve a 10 percent minimum operating profit margin, and to generate significant cash flow before financing activities. While the company's operating profit margin was 7.5 percent in 2007 compared with 7.8 percent in 2006, HBB achieved a high ROE[1] of 35.5 percent in 2007 and ROTCE of 14.5 percent. (See reconciliations of non-GAAP ROTCE on page 43.) The company intends to make further strides by placing more emphasis on increasing overall sales volume and improving profitability of select products, key customer accounts and specific regional operations. HBB has programs in place to improve operating profit in 2008 with a long-term objective of attaining a 10 percent operating profit margin. HBB generated cash flow before financing of $15.8 million in 2007 and expects to continue to generate significant cash flow before financing in future years.

While breakthrough product styling can help drive revenues, constant attention to costs and quality is critical to improving profitability at HBB over time.

In summary, HBB is optimistic about the successful implementation of its strategic programs and about its prospects for continued improvement, although the company is guarded about the prospects for a rebound in consumer spending in the near term.

In 2007, the HBB team worked in concert to accomplish our objectives while putting forth extra effort on a number of projects including the proposed spin-off. Although the proposed spin-off did not occur, we do have a new name: Hamilton Beach Brands. With the new name comes a sense of pride for what we've accomplished in the past, as well as a sense of enthusiasm for new opportunities ahead of us. I would like to take this opportunity to thank our employees and suppliers for their hard work and dedication and a special "thank you" to our customers for their business. I look forward to our continued success.



Dr. Michael J. Morecroft
President and Chief Executive Officer
Hamilton Beach Brands, Inc.

(1) ROE = 2007 net income divided by 2007 average equity (a five-point average of equity at December 31, 2006 and each of 2007's quarter ends).

Left: *The new Hamilton Beach® liquid blu® 5-speed blender.*

Managing for long-term profit growth

Kitchen Collection



KITCHEN COLLECTION
KITCHEN
COLLECTION

2007 Results

Kitchen Collection ("KC") had a challenging year in 2007. Higher gasoline prices and consumer concern over the economy and the housing market adversely affected both customer visits and spending in 2007, particularly during the important fourth-quarter holiday gift-giving season. In addition, KC spent much of the year integrating operations, replenishing product inventory and restoring customer loyalty at its Le Gourmet Chef® stores ("LGC stores"), a chain of kitchenware and gourmet food stores acquired out of bankruptcy in August 2006.

Revenues increased 23 percent in 2007 primarily because of the acquisition of the LGC stores. Sales gains were partially offset by the effect of closures of unprofitable stores as the number of Kitchen Collection® stores ("KC stores") decreased to 198 in 2007 from 203 in 2006. The number of LGC stores also decreased to 74 in 2007 from 77 in 2006, in line with expectations at the time of the acquisition.

Nearly 300 Kitchen Collection® and Le Gourmet Chef® stores bring the best products, at a great value, to cooking and food enthusiasts across the U.S.

KC generated a net loss of $0.9 million in 2007 compared with net income of $3.7 million in 2006, primarily because KC recognized an additional eight months of seasonal operating losses during 2007 for the Le Gourmet Chef ("LGC") business of approximately $7.0 million, or $4.3 million net of taxes of $2.7 million, as a result of owning LGC for a full year in 2007 compared with only the four most profitable months in 2006. Lower-than-expected retail sales, as well as store inventory fulfillment difficulties at LGC's third-party warehouse operations, also contributed to the current year net loss. As a result, return on equity[(1)] declined to negative 6.0 percent in 2007 from 28.2 percent in 2006, and return on total capital employed ("ROTCE") declined to 0.6 percent in 2007 from 18.3 percent in 2006. (See reconciliations of non-GAAP ROTCE on page 43.)

During 2007, KC generated a negative cash flow before financing activities of $14.8 million compared with cash flow before financing activities of $1.1 million for 2006. The change in cash flow before financing resulted primarily from a decrease in net income and a decrease in accounts payable between years as a result of the timing of payments.

Vision and Goals

KC's vision is to be the leading specialty retailer of kitchen, home entertaining and gourmet food products in outlet malls and other retail channels for consumers seeking a large selection of unique, high-quality products at an exceptional value. KC's goals are to earn a minimum operating profit margin of 5 percent and to generate substantial cash flow before financing activities.

Industry Trends

The retail environment continues to be extremely competitive. Widespread Chinese sourcing allows many retailers to offer value-priced kitchen products. Labor and rent costs are rising, and transportation costs are increasing due to higher fuel prices. To succeed in kitchenware retailing, costs must be kept to a minimum.

KC believes there is excellent growth potential in kitchenware retailing, but only through offering unique, high-quality products at prices affordable to most consumers. While a number of very low-end and very high-end kitchenware retailers participate in the marketplace, there is still an excellent opportunity for stores offering mid-priced, high-quality

Number of Stores


07
06
05
04
03
272*
280*
195
188
180
0
50
100
150
200
250
300

Revenues
(In millions)


07
06
05
04
03
$210.0*
$170.7*
$116.9
$112.3
$110.2
$0
$25
$50
$75
$100
$125
$150
$175
$200
$225

Average Sales Transaction


07
06
05
04
03
$20.78*
$20.46*
$19.10
$18.58
$18.29
$16
$17
$18
$19
$20
$21

*Includes acquisition of the Le Gourmet Chef® stores in August 2006.

(1) Return on Equity = The respective year's net income divided by that year's average equity (a five-point average of equity at December 31 of the previous year and each of the respective year's quarter ends).

Left: The Kitchen Collection® store in Ellenton, Florida, features higher-margin, brand-name kitchen gadgets, small electric appliances and a variety of other kitchen- and housewares-related products.

kitchenware. Consumers remain highly interested in TV celebrity chefs and in purchasing the kitchen tools they use. However, the effects of a challenging economy could dampen the demand for these items.

While the outlet mall industry expanded rapidly during the 1990s, its growth has slowed as consumers began to find great values in other retail channels, including mass retailers and the Internet. Consumer traffic at many outlet malls declined in 2007 due, in part, to higher gasoline prices. Traffic and sales also declined due to a general softness in consumer spending during the important fourth-quarter holiday season. For store formats with a widespread presence in existing outlet malls, such as the KC stores, overall success will require optimizing performance in each existing store rather than expansion to new outlet malls. For store formats that have not fully expanded into the existing outlet mall market, such as the LGC store format, there is still opportunity for growth. Beyond outlet malls, the company believes significant growth opportunities exist in other retail channels, such as traditional malls and lifestyle centers.

To help KC attain its stated goals, the company has established strategies and key programs geared to these current industry trends. KC's strategies and key programs are focused on three main program areas: disciplined cost control; unique, affordable products; and store improvement and expansion. Programs designed to enhance profitability are especially important in periods of reduced customer traffic in outlet malls. In addition, programs to develop store formats beyond outlet malls are increasingly important for generating growth.

Key Programs for Disciplined Cost Control

KC's proven ability to aggressively manage both vendor and store costs is accomplished through four established programs.

Corporate expense management. As part of the LGC integration and synergy plan, KC closed LGC's existing headquarters in Shrewsbury, New Jersey in April 2007 and integrated those operations into the KC headquarters in Chillicothe, Ohio. In addition, KC is placing significant focus on maintaining its traditionally lean, efficient corporate operation.

Store expense management. This ongoing program to enhance profitability relies upon KC's ability to manage store rental and labor costs, which are key drivers of profitability. This program is of particular importance as KC works to optimize the profitability of the newly acquired LGC stores.

Continuous product cost management. This ongoing program to enhance profitability draws upon KC's significant experience in sourcing and managing vendors. This expertise is also being applied to the products sold in LGC stores, many of which are supplied by companies that are relatively new to KC.

Logistics efficiency. While KC continues to improve and enhance its KC stores' warehouse operations in Chillicothe, Ohio, the quality of LGC's third-party warehouse operations has been disappointing. KC originally believed third-party warehouse providers for LGC could adequately satisfy the chain's logistics needs in the short term, but the providers did not perform to KC's standards, significantly hindering LGC's store inventory fulfillment process. KC now expects to bring these operations in-house in 2008. The company plans to create a new LGC warehouse operation near the KC headquarters in Chillicothe, Ohio. The new warehouse is expected to be opened during the second quarter of 2008, allowing proper flow of product to the LGC stores for the key fourth-quarter holiday season. In the long term, further efficiencies could be gained from consolidating truckload shipments of product bound for KC stores and LGC stores located in the same outlet malls, as well as from

Below: Le Gourmet Chef® stores feature product sampling and food-tasting stations, key elements for creating an engaging store experience and driving sales.


Dipping


Ginger Wasabi



consolidated warehousing. The LGC logistics project has top priority at KC, and benefits are expected to be realized in the second half of 2008, with full benefits to be realized in 2009.

Key Programs to Ensure Unique, Affordable Products

Another KC strategy is to provide customers with a continuous stream of innovative, high-quality products offered at affordable prices. The company's strong competency in providing both analytical rigor and creativity to the product selection process supports this strategy – for both KC stores and LGC stores – through the following programs:

Innovative products and merchandising. This growth program is designed to ensure the latest products with the highest sales potential are found on the shelves of KC stores and LGC stores, and the products are displayed in ways that attract consumer attention. The company continually tests and implements new approaches to increase traffic in its stores, to increase the percentage of individuals who make purchases after they enter a store, to encourage customers to purchase higher-margin items and to increase the average purchase amount of those who buy items in the stores. In fact, although total transactions at KC stores were down in 2007, the average dollar value per transaction was up for the year. At KC stores, special brand programs, "as-seen-on-TV" items and special value close-outs are all part of this program to increase revenue on an ongoing basis. At the LGC stores, product demonstrations and sampling of gourmet food items are particularly effective in driving consumer interest and increasing sales. In 2008, the company will be implementing new merchandise selections displayed more consistently across LGC stores. In addition, the LGC stores have in place a well-developed customer loyalty program, called Le Club, which is expected to contribute positively to performance at those stores.

Gourmet foods and product demonstrations engage customers, drive repeat visits and position LGC as an exciting, reliable resource for entertaining.

Hamilton Beach® brand leverage. KC continues to leverage its lines of sourced private label merchandise featuring the Hamilton Beach® and Proctor Silex® brand names, which are among KC's most successful and profitable product lines. These private label non-electric product lines, offered at KC stores, feature nearly 500 items, including cutlery, cutting boards, barbecue tools, bakeware and cookware. In addition, a new upscale line of kitchen gadgets featuring the Hamilton Beach® name is planned for 2008.

Economic Value Income. KC utilizes disciplined operating controls to improve margins. The company continues to use its proprietary Economic Value Income ("EVI") business tool to maximize return per cubic foot of retail space. When combined with other revenue and margin enhancement programs, EVI assists in optimizing profit from the mix of products, the amount of space allocated to each product and the most appropriate store size. As the LGC stores become more integrated into the company's operations, EVI analysis will be utilized in those stores as well.

Key Programs for Store Improvement and Expansion

KC's primary strategy for growth focuses on strengthening its leadership position in outlet malls with exciting store environments, while working to reach customers through other channels. KC has developed a particular strength in analyzing store data and creating specialized programs for different types of channels. KC has four programs aimed at making this strategy successful.

Outlet mall format initiatives. With nearly 250 outlet mall locations, KC stores and LGC stores can be found in a variety of outlet mall types. The company utilizes mall profiling information and segmentation analysis to assess new outlet mall locations as well as improve profitability at existing outlet malls. As a result, the company manages its outlet stores differently depending on whether an outlet mall has high-end retail tenants, is located near a tourist destination or is located in an urban or rural area. With the LGC stores, the company now has a solid complementary retail platform on which to expand. KC believes there is significant potential for additional LGC stores, particularly in outlet malls where there is a high-volume KC store present and in higher-end outlet malls. In 2007, KC closed nine underperforming LGC stores and opened six new LGC stores, five in outlet malls, four of which also have KC stores, and one in a new traditional mall. However, KC will be extremely cautious in opening new KC stores or LGC stores in 2008 due to uncertainties related to consumer spending.

Traditional mall format initiatives. For some time, the company has stated its belief that the development and



Le GOURMET CHEF
Calphalon
Calphalon One
NONSTICK
INFUSED ANODIZED
8" nonstick
10" nonstick
fry pan

expansion of a traditional mall store format represents the most promising driver of future growth. This belief was a key driver in KC's interest in the LGC acquisition, and the company sees high-growth potential for the LGC store format in traditional malls. While KC developed and tested several formats of its own for use in this segment, the LGC store format – with its higher-end offerings, gourmet foods, home entertaining products and gifts – is excellently suited for traditional malls and represented a quicker way for the company to enter this channel. With the addition of the LGC concept, the company had 18 permanent LGC traditional mall stores at the end of 2007 in a potential market of more than 500 traditional malls nationwide. Recently, the company embarked on a new effort to further improve performance at the LGC mall stores in order to prepare for future growth. However, KC has no plans to open additional traditional mall stores until the company is confident potential store profitability can meet the company's objectives and an attractive consumer spending environment exists.

The company operated 28 seasonal KC stores in traditional malls in November and December 2007, compared with 23 seasonal stores in 2006. These profitable stores utilize short-term leases and a quick-to-set-up temporary store format to take advantage of the holiday gift-giving season. This program, which can be expanded modestly, is expected to continue to add revenues and profitability in coming years.

Internet format initiative. The company believes that a retail website is an important element of multi-channel marketing and continues to make improvements to the Kitchen Collection® and Le Gourmet Chef® websites, www.kitchencollection.com and www.legourmetchef.com. As marketing activities increase, such as direct e-mail campaigns and Web partner programs, sales and profits from both the KC and LGC websites are expected to grow.

With a cooling in retail traffic at outlet malls, high-end, higher-margin cookware is attractive to KC, as well as to its customers.

Outlook for 2008 and Beyond

2008 is expected to be another challenging year for KC. Both KC stores and LGC stores will face uncertain consumer traffic and spending, especially if gasoline prices remain high. In addition, weak and uncertain credit markets and concerns regarding a potential economic recession are likely to continue to influence retail spending in 2008.

Although the company expected it would not match its 2006 performance in 2007, KC's net loss of $0.9 million in 2007 fell well below expectations. In 2008, KC is cautiously optimistic that its programs will improve its financial performance, resulting in modest increases in revenues and improvements in operations, primarily in the second half of the year. With the exception of the warehouse operations, most synergies from the LGC acquisition have been realized. Therefore, the company plans to focus efforts on key improvement programs, especially enhancing the merchandise mix, optimizing store selling space and maintaining disciplined cost controls. Continued profit improvement is expected in 2009 and succeeding years.

KC's operating profit margin was 0.2 percent in 2007, well below the 4.0 percent operating profit margin of 2006 and significantly below the company's objective of earning a minimum operating profit margin of 5 percent. For reasons explained previously, this operating profit margin objective could be challenging to achieve in the next few years. However, with improved consumer traffic at outlet malls, the full realization of the potential of the LGC acquisition and, eventually, an increase in the number of stores, KC hopes to reach its operating profit margin target by 2012. While KC did not generate positive cash flow before financing activities in 2007, it is the company's objective to do so in 2008.

In closing, I want to thank all of our employees for their hard work, exceptional effort and dedication during a very challenging year. I look forward to working with my entire team to meet the challenges of 2008 and beyond.



Randolph J. Gawelek
President and Chief Executive Officer
The Kitchen Collection, Inc.

Left: *The Le Gourmet Chef® store in Ellenton, Florida, features higher-margin, brand-name kitchenware and gourmet foods.*

Managing for long-term profit growth

The North American Coal Corporation



2007 Results

North American Coal ("NACoal") had a very good year in 2007, despite slightly lower lignite coal and limerock deliveries than in 2006. NACoal's six lignite coal mining operations delivered 33.7 million tons of lignite coal in 2007 compared with 35.4 million tons in 2006, maintaining NACoal's position as the nation's largest lignite coal producer and one of the top ten coal producers nationwide. The company's lignite coal reserve position remains strong with a total of 2.3 billion tons, of which 1.2 billion tons are committed to current customers.

NACoal's limerock dragline mining operations delivered 37.6 million cubic yards during 2007 compared with 39.2 million cubic yards in 2006.

NACoal's 2007 net income was $31.0 million compared with $39.7 million in 2006. However, a significant portion of 2006 net income resulted from a gain of $21.5 million, or $13.1 million net of taxes of $8.4 million, from the sale of two electric draglines. Excluding the dragline sales, 2007 net income improved compared with 2006, mainly from improved results from operations and the receipt of an arbitration award of $3.7 million pre-tax to recover costs related to a power plant and mine development project in Turkey, which was undertaken and cancelled several years ago.

North American Coal mined over 30 million tons of lignite coal in 2007, once again making it the largest lignite coal producer in the nation.

As a result of this performance, NACoal produced a strong return on equity [1] of 46.8 percent and a return on total capital employed ("ROTCE") of 19.9 percent in 2007 compared with 25.6 percent in 2006, or 18.1 percent without the impact of the dragline sales. (See reconciliations of non-GAAP ROTCE on page 43.)

NACoal generated cash flow before financing activities of $26.7 million in 2007 compared with $42.9 million in 2006, or $12.9 million in 2006, excluding proceeds of approximately $30 million from the sale of two draglines.

Vision and Goals

NACoal's vision is to be the leading low-cost miner of lignite coal used in power generation, coal gasification and coal-to-liquids plants and to provide selected value-added mining services for companies in the aggregates business. NACoal's goals are to earn a minimum ROTCE of 13 percent and deliver positive Economic Value Income ("EVI") from all existing consolidated mining operations and any new projects; maintain or increase the profitability of all existing unconsolidated project mining operations; generate substantial consolidated cash flow before financing activities from existing operations; and achieve substantial income growth by developing new mining ventures. NACoal is making good progress toward achieving all of its goals.

Lignite Coal Tons & Limerock Cubic Yards Delivered
(In millions)



07
06
05
04
03
37.6
33.7
39.2
35.4
25.2
34.7
18.9
34.4
11.0
35.5
0
10
20
30
40
Lignite Coal Tons
Limerock Cubic Yards

Revenues
(In millions)



07
06
05
04
03
$137.1
$149.0
$118.4
$110.8
$94.1
$0
$20
$40
$60
$80
$100
$120
$140
$160

Net Income
(In millions)



07
06
05
04
03
$31.0
$39.7*
$16.2
$18.6
$14.3
$0
$10
$20
$30
$40

*Includes gain on sale of $21.5 million, or $13.1 million after taxes of $8.4 million, from the sale of two electric draglines.

(1) Return on equity = 2007 net income divided by 2007 average equity (a five-point average of equity at December 31, 2006 and each of 2007's quarter ends).

***Left:** Daybreak across the mining pit at the Sabine Mining Company in Texas.*

Industry Trends

Safety, protection of the environment and improved efficiency continue to be critical to success in the mining industry. Operating costs are highly sensitive to changes in mining routines. Continued escalation in diesel fuel cost, the availability and cost of large off-road tires for mining equipment and long lead times and significantly higher prices for new mining equipment, such as draglines, have created additional challenges.

Lignite coal customers, primarily electric power plants, are under constant pressure from their end users to provide affordable power in an environmentally sensitive manner. Successful companies must continually strive for productivity improvement.

New opportunities and growth in the mining industry exist in traditional coal and aggregates mining, as well as in new areas, such as coal-based alternative fuel production. In certain regions of the United States, the demand for power has increased significantly. Advances in traditional power generation technology, along with natural gas prices that are still relatively high, have increased the probability that several new coal-fired power plants could be built over the next few years. In addition, the issues of climate change and energy independence have moved to the forefront of national politics. These issues should be considered both a threat and an opportunity to the coal industry. Although a number of alternative energy sources are being actively promoted, many energy companies are successfully pursuing environmentally sound coal-based technologies, such as enhanced power plant efficiency, coal gasification, carbon sequestration and coal-to-liquids production. NACoal expects to play a leadership role in the evolving energy, environmental and national energy policy landscape with the objective of contributing to the further development of these new coal-based options.

When mining is complete, NACoal's award-winning reclamation activities return the land to its previous, and in many cases improved, condition.

To reach its goals, NACoal has established several strategies and key programs to respond to current industry trends. The programs, designed to enhance profitability and generate growth, can be classified in three main areas: low-cost mining expertise; mining and reclamation innovation; and new business opportunities.

Key Programs to Leverage Low-Cost Mining Expertise

Highly disciplined and experienced management teams in place at existing mines strive for continuous improvements in safety and mining efficiency. The key projects supporting this mining strategy are:

Left to right: *A truck/shovel operation uncovers coal in the pit of the Mississippi Lignite Mining Company's Red Hills Mine. An electric-loading shovel loads mined lignite coal into a Kress haul truck at The Falkirk Mining Company in North Dakota. As soon as lignite coal is mined, the reclamation process begins. A look across reclaimed hay fields to one of the mining pits at The Coteau Properties Company in North Dakota.*





Employee safety. Employee safety is the number-one priority at NACoal. Nine of the company's 12 locations worked the entire 2007 calendar year without incurring a lost-time accident. NACoal's incident rate has consistently been well below the national average for surface coal mines. NACoal firmly believes its commitment to safety and strong employee relations improves productivity and employee retention, thereby reducing costs and enhancing profitability.

Contract structure. Most of NACoal's mining contracts minimize exposure to the market price of coal. These carefully structured coal supply agreements establish the specific services NACoal will perform for its customers and the mechanisms by which NACoal will be compensated. These agreements are structured such that NACoal and its customers share a common goal of minimizing costs. By eliminating speculation on the future price of coal, these contracts are designed to provide customers with consistent supplies of low-cost fuel and allow the company to consistently earn sound margins for its services.



Safety Record
(Lost-Time Accident "LTA" Rate*)
Incident Rate
2.5
2.0
1.5
1.0
0.5
0
2.33
2.11
2.29
1.99
1.75
1.52
1.47
1.49
0.39
0.67
0.79
0.33
0.16
0.39
0.00
0.28
00
01
02
03
04
05
06
07
■ LTA North American Coal Average
:: LTA National Average for Surface Coal Mines

*Lower LTA statistics indicate a better safety record as measured by lost-time accidents in relation to total hours worked.

These contracts also include various cost escalation mechanisms and may include performance incentives for NACoal. As inevitable changes occur in mining costs, such as the costs of diesel fuel, equipment spare parts or tires, contracts are designed to adjust to those changes so NACoal neither profits excessively from, nor is unfairly burdened by, changes in these operational expenses. In the event a situation arises in which a contract is not properly capturing cost changes, NACoal works closely with the customer to resolve the issue.

Lignite mining operations. Production and performance at most NACoal mines in 2007 was comparable to 2006, with the exception of two mines where special circumstances led to lower volumes or higher costs.

NACoal had an outstanding year at Mississippi Lignite Mining Company ("MLMC") as mining efficiency and productivity rates improved. However, the company delivered fewer tons of lignite coal in 2007 compared with 2006 due to extended, unplanned outages at the customer's power plant. Only moderate increases in lignite deliveries are anticipated in 2008 due to another planned power plant outage. In addition, higher costs are expected as a result of lower production levels. Increased deliveries are expected in 2009 and beyond. MLMC has not yet achieved positive EVI, but with the expected increase in deliveries going forward, MLMC should attain that goal in the 2009 to 2010 timeframe.

Left to right: *Wheat fields, located on reclaimed land, are harvested at The Falkirk Mining Company in North Dakota. North American Coal returns mined land to its original or an improved condition. This golf course in North Dakota sits on land previously mined by The Falkirk Mining Company.*





Performance in 2007 at Red River Mining Company, as expected, was not as strong as 2006 because of a customer power plant outage and planned capital expenditures by NACoal necessary to prepare the mine for possible higher mining volumes in the future. In addition, lignite coal deliveries to third-party customers fell below expectations. While 2008 volume is expected to be above that of 2007, volumes in 2009 and beyond are now forecasted to be at levels below the company's previous expectations. It is NACoal's hope that marketing efforts directed beyond NACoal's current customers will result in new business opportunities and a return to previously anticipated mining levels.

Limerock dragline mining operations. At NACoal's limerock mining operations in southeast Florida, operating results have not yet been materially affected by an unfavorable 2007 court ruling that could limit mining in Miami-Dade County, where six of the company's seven limerock mining operations are located. However, compliance with the district court ruling and the timing of receiving new permit application approvals indicate reductions in customer deliveries are likely. NACoal has a relatively low capital investment in the six operations affected by the litigation, and the contracts in place help reduce the financial impact of lower-than-projected deliveries. As the company awaits resolution of this matter and as the market for new housing and construction in the region softens, limerock deliveries are likely to be lower than previously planned in 2008. NACoal believes the long-term prospects for limerock mining in those areas, and in Florida in general, are favorable.

At NACoal, people and equipment work together as a highly coordinated team to make mining operations as efficient and effective as possible.

Key Programs for Mining and Reclamation Innovation

A second key NACoal strategy is to develop and implement new mining and reclamation techniques. The company's culture of continuous improvement and striving for excellence supports this strategy.

Mining and management innovation. NACoal continues to develop methods that improve mining efficiency and coal recovery, reduce costs, enhance safety and lessen the environmental impact of mining. For example, Geographical Interface Systems ("GIS"), which work with existing computer programs, are now being developed to increase the effectiveness of geographical data management at the mines. Integrated GIS will allow for timelier and more efficient data analysis, improved permitting and mine planning and enhanced reclamation. Other computerized tracking systems in use help measure coal quality, which can improve power plant efficiency, reduce emissions and, ultimately, result in lower-cost electricity to end users.

Environmental commitment. NACoal is committed to protecting the environment both in its mining methods and by restoring mined land to its original or an improved condition. The company has been a prominent recipient of environmental awards over the years, and in 2007, NACoal's Falkirk Mine in North Dakota received a national award from the U.S. Department of Interior's Office of Surface Mining for Re-Mining, Stabilization and Reclamation of Abandoned Underground Coal Mines. NACoal's careful work transformed previously unusable land to what is now fertile, productive farmland (see photo on page 37 of this Annual Report).

Key Programs for New Business Opportunities

NACoal's strategy for growth is focused on understanding and satisfying the mining and energy needs of each region in which the company operates. NACoal sustains long-term partnerships in these regions. The company's intense focus on opportunity analysis, networking and new business development activities guide this strategy. Elements of the company's business development opportunities include:

Leveraging NACoal's lignite coal reserves. NACoal either mines, controls or owns data on many lignite reserves

***Right:** A Le Tourneau front-end loader loads mined lignite coal into a Kress coal haul truck at The Coteau Properties Company's Freedom Mine in North Dakota.*


LeTourneau
509

in North Dakota, Texas, Mississippi and Louisiana. NACoal has what it believes is the most extensive bank of geological data on lignite coal reserves in the country. This wealth of data provides a strategic advantage to NACoal as it works to identify, prioritize and pursue opportunities to develop new mining operations. Based on results of these ongoing analyses, NACoal adjusts its ownership plans for its existing lignite coal reserves as well as its strategies for securing ownership or leases for additional reserves. Potential projects in each of these regions include new facilities for traditional power generation, coal gasification, coal-to-liquids conversion and coal beneficiation. NACoal's potential involvement in these projects ranges from mining the coal that fuels these facilities to being a partner in the operation or business venture. The company believes its reserves are well positioned for these ventures and is optimistic about the near-term prospects for opportunities in each of the regions.

Direct coal-fired power generation. The foundation for identifying new lignite coal mining projects continues to be the ongoing analysis of power generation supply and demand in each of the regions where NACoal owns or controls reserves. NACoal pursues these new business opportunities as they arise.

Coal gasification. NACoal believes the future development of coal reserves in the United States will depend greatly upon the adoption of new technologies. The highly efficient process of coal gasification produces an emission stream that allows for CO_2 (carbon dioxide) capture and sequestration. For example, since 1984, NACoal's Coteau Mine has supplied lignite to Dakota Gasification, the only full-scale and fully operational coal-to-synfuel plant in the United States. The plant captures CO_2 during the gasification process and pipes it from North Dakota to a customer in Canada, where it is injected into mature oil wells for enhanced oil recovery. NACoal is participating in several research projects and is in discussions with potential customers or partners involving development of other full-scale coal gasification plants.

Coal-based energy production. The company continues to invest significant resources in understanding and promoting technologies for converting coal to liquid fuels. These projects are beginning to be financially attractive in light of higher sustained prices for natural petroleum products. For example, NACoal, in partnership with two other industry leaders, has formed a company called American Lignite Energy to explore North Dakota coal-based energy products.

Utilizing lignite coal beneficiation technologies. Over the past few years, a process to use waste heat from power plants to dry and enhance the value of lignite coal, known as coal beneficiation, has been developed by Great River Energy's ("GRE") Coal Creek Station, with support and participation by The Falkirk Mining Company. In 2007, GRE and NACoal formed a 50/50 joint venture company, Great American Energy ("GAE"), to develop, construct, own and operate a lignite coal beneficiation plant. The facility is expected to be completed in late 2008 and is expected to supply beneficiated coal to a proposed new power plant. GAE also plans to offer the technology and enhanced coal to other facilities, both domestic and international. NACoal believes this innovative process will

***Below:** North American Coal's Falkirk Mine mines lignite coal for Great River Energy. The two companies have formed a 50/50 joint venture, Great American Energy, to dry lignite coal to enhance its value.*



GREAT AMERICAN ENERGY
Beneficiated Lignite Powering America's Independence



add value to its own and others' operations and contribute to the company's profitability over time.

Contract mining of lignite coal. NACoal, the nation's largest miner of lignite coal, is widely regarded as an efficient and effective mining partner and, as a result, periodically is presented with opportunities to act as a contract miner for reserves owned by others. NACoal is hopeful that at least one of several projects currently under evaluation will come to fruition in 2008 and contribute to profit growth in the future.

Contract mining of aggregates. The company is optimistic opportunities for providing high value-added services for aggregates, such as limerock dragline mining services, will continue to emerge. Discussions are ongoing with NACoal's existing limerock customers, as well as other limerock producers, about providing additional mining services.

Along with the traditional mining business, new technologies, partners and business opportunities offer significant promise for future growth at NACoal.

Outlook for 2008 and Beyond

Overall, NACoal anticipates results for 2008 to be well below those of 2007, as fewer lignite coal deliveries primarily due to increased customer power plant outages, lower limerock deliveries and lower royalty income, resulting from the completion of third parties mining certain reserves during 2007, are all expected to affect NACoal's 2008 performance. The company also expects higher costs due to lower production levels at MLMC as a result of expected continued lower delivery levels, as well as higher repair and maintenance expenses at Red River Mining Company. In addition, NACoal benefited in 2007 from an arbitration award that will not recur in 2008. NACoal expects improved performance from its current operations over the next few years. In addition, NACoal is encouraged that more new project opportunities may become available and will continue its efforts to develop new coal projects. The company is pursuing a number of potential opportunities that would add significantly to the company's long-term profitability. Accordingly, the company incurred expenditures for the acquisition and development of additional uncommitted coal reserves in 2007 and expects similar expenditures in 2008.

Key programs at NACoal are anticipated to help the company reach or exceed each of its objectives. ROTCE was 19.9 percent in 2007, exceeding NACoal's goal of 13 percent, and prospects for ROTCE to continue to exceed that goal are good for 2008 and 2009. (See reconciliations of non-GAAP ROTCE on page 43.) EVI at the company's consolidated mining operations, including MLMC, is expected to improve with increased coal deliveries over the next few years. The company's unconsolidated mining operations are consistently performing well. Cash flow before financing activities at existing operations, excluding proceeds from the dragline sales in 2006, was higher in 2007 than in 2006. While cash flow before financing activities is expected to decline in 2008 due to expected mining volume reductions, prospects are strong for the following years.

North American Coal marked 50 years of lignite production in 2007. Much has changed over this half-century and the company has demonstrated its ability to adapt successfully and responsibly to change. We believe our history, our skills and our people make us well suited to continue to lead the industry over the next 50 years.

I want to thank all NACoal employees for their hard work and dedication in making 2007 another successful year. I look forward to our continued success in 2008.



Robert L. Benson
President and Chief Executive Officer
The North American Coal Corporation

Managing for long-term profit growth

Supplemental Data

RECONCILIATION OF FINANCIAL TARGETS TO NET INCOME:

Minimum Operating Profit Target, Break-Even Net Income Target and Minimum Return on Capital Employed Target as of December 31, 2007

(U.S. dollars in millions, except per share amounts)

Subsidiaries with Minimum Operating Profit Targets	**NMHG Wholesale**	**HBB**	**KC**	**Total**
2007 revenues, as reported	$ 2,581.9	$ 540.7	$ 210.0	$ 3,332.6
x Operating profit target percentage	9.0%	10.0%	5.0%	N/A
= Operating profit at target	$ 232.4	$ 54.1	$ 10.5	$ 297.0
Less: 2007 operating profit, as reported for NMHG Wholesale, HBB and KC	(66.3)	(40.3)	(0.5)	(107.1)
Difference between 2007 operating profit, as reported, and operating profit target	$ 166.1	$ 13.8	$ 10.0	$ 189.9
Less: Income tax expense at 38%*	(63.1)	(5.2)	(3.8)	(72.1)
Net income difference between reported operating profit and operating profit target for NMHG Wholesale, HBB and KC	$ 103.0	$ 8.6	$ 6.2	$ 117.8
Subsidiaries with Break-Even Net Income Targets	**NMHG Retail**			
Net income at target	$ -			
2007 Net loss, as reported - NMHG Retail	(8.9)			
Net income difference between reported and target for NMHG Retail	$ 8.9			$ 8.9
Net income difference between reported and target for Consolidated NMHG, HBB and KC	$ 111.9	$ 8.6	$ 6.2	$ 126.7

Subsidiaries with Minimum Return on Total Capital Employed Targets	**NACoal**	
2007 average equity (12/31/2006 and at each of 2007's quarter ends	$ 66.3	
2007 average debt (12/31/2006 and at each of 2007's quarter ends)	110.8	
Total 2007 average capital employed	$ 177.1	
Return on total capital employed target percentage	13.0%	
Return on total capital employed target = target net income before interest expense, after tax	$ 23.0	
2007 net income, as reported	$ 31.0	
Plus: 2007 interest expense, as reported	7.0	
Less: Income taxes on 2007 interest expense at 38%*	(2.7)	
Actual 2007 return on total capital employed = actual net income before interest expense, after tax	$ 35.3	
Actual 2007 return on total capital employed percentage	19.9%	
Return on total capital employed target = target net income before interest expense, after tax	$ 23.0	
Actual return on total capital employed = actual net income before interest expense, after tax	(35.3)	
Return on total capital employed difference between actual and target	$ (12.3)	
Return on total capital employed target = target net income before interest expense, after tax	$ 23.0	
Less: 2007 interest expense, as reported	(7.0)	
Plus: Income taxes on 2007 interest expense at 38%*	2.7	
Target net income at target return on total capital employed	$ 18.7	
Less: Target Net income at target return on total capital employed since actual exceeds target	$ (18.7)	
Net income difference between reported net income and target net income at target return on total capital employed	$ -	$ -
Total of net income differences between reported and targets		$ 126.7
Earnings per share impact at 8.263 million basic shares outstanding		$ 15.33
Earnings per share impact at 8.272 million diluted shares outstanding		$ 15.32

Return on total capital employed is provided solely as a supplemental disclosure with respect to income generation because management believes it provides useful information with respect to earnings in a form that is comparable to the Company's cost of capital employed, which includes both equity and debt securities.

* Tax rate of 38% represents the Company's marginal tax rate as compared to 2007's effective income tax rate of 20.6%.

RECONCILIATION OF RETURN ON TOTAL CAPITAL EMPLOYED:

(U.S. dollars in millions)

2007	NMHG	HBB	KC	NACoal
2007 average equity (12/31/2006 and each of 2007's quarter ends)	$ 497.6	$ 51.8	$ 15.0	$ 66.3
2007 average debt (12/31/2006 and at each of 2007's quarter ends)	308.6	118.4	21.4	110.8
Total 2007 average total capital employed	$ 806.2	$ 170.2	$ 36.4	$ 177.1
2007 net income, as reported	$ 39.3	$ 18.4	$ (0.9)	$ 31.0
Plus: 2007 interest expense, as reported	25.4	10.1	1.8	7.0
Less: Income taxes on 2007 interest expense at 38%*	(9.7)	(3.8)	(0.7)	(2.7)
Actual return on total capital employed = actual net income before interest expense, after tax	$ 55.0	$ 24.7	$ 0.2	$ 35.3
Actual return on total capital employed percentage	6.8%	14.5%	0.6%	19.9%

2006	NMHG	HBB	KC	NACoal
2006 average equity (12/31/2005 and each of 2006's quarter ends)	$ 452.0	$ 123.2	$ 13.1	$ 65.2
2006 average debt (12/31/2005 and at each of 2006's quarter ends)	332.2	54.0	9.3	107.6
Total 2006 average total capital employed	$ 784.2	$ 177.2	$ 22.4	$ 172.8
2006 net income, as reported	$ 34.6	$ 22.2	$ 3.7	$ 39.7
Plus: 2006 interest expense, as reported	31.8	4.8	0.7	7.4
Less: Income taxes on 2006 interest expense at 38%**	(12.1)	(1.8)	(0.3)	(2.8)
Actual return on total capital employed = actual net income before interest expense, after tax	$ 54.3	$ 25.2	$ 4.1	$ 44.3
Actual return on total capital employed percentage	6.9%	14.2%	18.3%	25.6%
Less: After-tax gain on the sale of draglines at NACoal				(13.1)
Adjusted return on total capital employed = adjusted net income before interest expense, after tax				$ 31.2
Adjusted return on total capital employed percentage				18.1%

Return on total capital employed is provided solely as a supplemental disclosure with respect to income generation because management believes it provides useful information with respect to earnings in a form that is comparable to the Company's cost of capital employed, which includes both equity and debt securities.

*Tax rate of 38% represents the Company's marginal tax rate as compared with 2007's effective income tax rate of 20.6%.

**Tax rate of 38% represents the Company's marginal tax rate as compared with 2006's effective income tax rate of 23.1%.

Managing for long-term profit growth

Officers and Directors

Officers and Directors of NACCO Industries, Inc.

Officers:

Alfred M. Rankin, Jr.
Chairman, President and Chief Executive Officer

Charles A. Bittenbender
Vice President, General Counsel and Secretary

J.C. Butler, Jr.
Vice President-Corporate Development and Treasurer

Lauren E. Miller
Vice President-Consulting Services

Kenneth C. Schilling
Vice President and Controller

Mary D. Maloney
Assistant General Counsel and Assistant Secretary

Dean E. Tsipis
Assistant General Counsel and Assistant Secretary

Directors:

Owsley Brown II
Retired Chairman, Brown-Forman Corporation

Dennis W. LaBarre
Partner, Jones Day

Richard de J. Osborne
Retired Chairman and Chief Executive Officer, ASARCO Incorporated

Alfred M. Rankin, Jr.
Chairman, President and Chief Executive Officer, NACCO Industries, Inc.

Ian M. Ross
President Emeritus, AT&T Bell Laboratories

Michael E. Shannon
President, MEShannon & Associates, Inc.
Retired Chairman, Chief Financial and Administrative Officer, Ecolab, Inc.

Britton T. Taplin
Principal, Western Skies Group, Inc.

David F. Taplin
Self employed (tree farming)

John F. Turben
Chairman of the Board, Kirtland Capital Corporation

Eugene Wong
Emeritus Professor, University of California at Berkeley

Officers of Subsidiaries

Officers of NACCO Materials Handling Group, Inc.

Corporate:

Michael P. Brogan
President and Chief Executive Officer

Colin Wilson
Vice President and Chief Operating Officer

Victoria L. Rickey
Vice President, Chief Marketing Officer

Michael K. Smith
Vice President, Finance and Information Systems, and Chief Financial Officer

James M. Phillips
Vice President, Human Resources

Rajiv K. Prasad
Vice President, Global Product Development

Michael E. Rosberg
Vice President, Global Supply Chain

Gopi Somayajula
Vice President, Counterbalanced Engineering

Daniel P. Gerrone
Controller

Jeffrey C. Mattern
Treasurer

Americas:

James W. Donoghue
Vice President, Marketing and Distribution, Americas

Tommy Green
Vice President, Manufacturing, Americas

Donald L. Chance, Jr.
Vice President; President, Yale Materials Handling Corporation

D. Paul Laroia
Vice President; President, Hyster Company

Raymond C. Ulmer
Vice President, Finance Americas

Europe, Africa and Middle East:

Ralf A. Mock
Managing Director, Europe, Africa and Middle East

Stephen R. West
Vice President, Finance, Europe, Africa and Middle East

Asia-Pacific:

Nobuo Kimura
President, Sumitomo NACCO Materials Handling Co., Ltd.

Officers of Hamilton Beach Brands, Inc.

Dr. Michael J. Morecroft
President and Chief Executive Officer

Paul C. Smith
Senior Vice President, Sales

Keith B. Burns
Vice President, Engineering and Product Development

Kathleen L. Diller
Vice President, General Counsel and Secretary

Gregory E. Salyers
Vice President, Operations

James H. Taylor
Vice President, Chief Financial Officer and Treasurer

Gregory H. Trepp
Vice President, Marketing

Officers of The Kitchen Collection, Inc.

Randolph J. Gawelek
President and Chief Executive Officer

Emil S. Wepprich
Vice President Supply Chain

Arthur A. Dillon
Controller

L.J. Kennedy
Secretary and Treasurer

Officers of The North American Coal Corporation

Robert L. Benson
President and Chief Executive Officer

Bob D. Carlton
Vice President-Financial Services

Douglas L. Darby
Vice President-Engineering and Eastern Operations

Michael J. Gregory
Vice President-Southern Operations and Human Resources

Thomas A. Koza
Vice President-Law and Administration, and Secretary

Dan W. Swetich
Vice President-Northern Operations and President of The Falkirk Mining Company

Lee A. Burton
Controller

K. Donald Grischow
Treasurer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

(Mark One) **FORM 10-K**

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2007**
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-9172

NACCO INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**34-1505819**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
5875 Landerbrook Drive, Cleveland, Ohio	**44124-4017**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(440) 449-9600**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, Par Value $1.00 Per Share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
Class B Common Stock, Par Value $1.00 Per Share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES [X] NO [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES [ ] **NO [X]**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	[X]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES [ ] **NO [X]**

Aggregate market value of Class A Common Stock and Class B Common Stock held by non-affiliates as of June 29, 2007 (the last business day of the registrant's most recently completed second fiscal quarter): $889,164,745

Number of shares of Class A Common Stock outstanding at February 20, 2008: 6,673,284

Number of shares of Class B Common Stock outstanding at February 20, 2008: 1,607,342

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for its 2008 annual meeting of stockholders are incorporated herein by reference in Part III of this Form 10-K.

NACCO INDUSTRIES, INC.
TABLE OF CONTENTS

		PAGE
PART I.		
Item 1.	BUSINESS	1
Item 1A.	RISK FACTORS	18
Item 1B.	UNRESOLVED STAFF COMMENTS	25
Item 2.	PROPERTIES	25
Item 3.	LEGAL PROCEEDINGS	27
Item 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	27
Item 4A.	EXECUTIVE OFFICERS OF THE REGISTRANT	27
PART II.		
Item 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	31
Item 6.	SELECTED FINANCIAL DATA	32
Item 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	34
Item 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	80
Item 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	81
Item 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	81
Item 9A.	CONTROLS AND PROCEDURES	81
Item 9B.	OTHER INFORMATION	81
PART III.		
Item 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	81
Item 11.	EXECUTIVE COMPENSATION	82
Item 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	82
Item 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	82
Item 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	82
PART IV.		
Item 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	83
SIGNATURES		84
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA		F-1
EXHIBIT INDEX		X-1

PART I

Item 1. BUSINESS

General

NACCO Industries, Inc. ("NACCO" or the "Company") is a holding company with three principal businesses: lift trucks, housewares and mining.

(a) *NACCO Materials Handling Group.* NACCO Materials Handling Group consists of the Company's wholly owned subsidiary, NMHG Holding Co. ("NMHG"). NMHG designs, engineers, manufactures, sells, services and leases a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster® and Yale® brand names. NMHG manages its operations as two reportable segments: wholesale manufacturing ("NMHG Wholesale") and retail distribution ("NMHG Retail").

(b) *NACCO Housewares Group.* NACCO Housewares Group ("Housewares") consists of the Company's wholly owned subsidiaries: Hamilton Beach Brands, Inc. (formerly known as Hamilton Beach/Proctor-Silex, Inc.) ("HBB"), a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels, and The Kitchen Collection, Inc. ("KC"), a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States. Housewares is managed as two reportable segments: HBB and KC.

(c) *North American Coal.* The Company's wholly owned subsidiary, The North American Coal Corporation, and its affiliated coal companies (collectively, "NACoal"), mine and market lignite coal primarily as fuel for power generation and provide selected value-added mining services for other natural resources companies.

Additional information relating to financial and operating data on a segment basis (including NACCO and Other) and by geographic region is set forth under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Part II of this Form 10-K and in Note 18 to the Consolidated Financial Statements contained in this Form 10-K.

NACCO was incorporated as a Delaware corporation in 1986 in connection with the formation of a holding company structure for a predecessor corporation organized in 1913. As of January 31, 2008, the Company and its subsidiaries had approximately 10,200 employees, including approximately 900 employees at the Company's unconsolidated project mining subsidiaries.

The Company makes its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports available, free of charge, through its website, http://www.nacco.com, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC").

Significant Events

During the first quarter of 2007, NMHG Wholesale outsourced its welding and painting operations at its manufacturing facility in The Netherlands to a third-party in a lower-cost country.

During the third quarter of 2007, NMHG Wholesale announced an additional manufacturing restructuring program which will phase out production of current products at its facility in Irvine, Scotland, change the product mix at its Craigavon, Northern Ireland facility and increase production at its Berea, Kentucky and Sulligent, Alabama plants in the United States and at its Ramos Arizpe facility in Mexico. These actions are expected to reduce purchases of high cost euro- and British pound sterling-denominated materials and components, reduce freight costs, lessen NMHG's exposure to future currency exchange rate fluctuations, reduce the manufacturing footprint of NMHG Wholesale's European manufacturing locations, provide additional opportunities to source components from lower-cost countries and reduce required working capital levels.

BUSINESS SEGMENT INFORMATION

A. NACCO Materials Handling Group

1. NMHG Wholesale

General

NMHG Wholesale designs, engineers, manufactures and sells a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster® and Yale® brand names.

Manufacturing and Assembly

NMHG Wholesale manufactures components, such as frames, masts and transmissions, and assembles products in the market of sale whenever practical to minimize freight cost and balance currency mix. In some instances, however, it utilizes one worldwide location to manufacture specific components or assemble specific products. Additionally, components and assembled lift trucks are exported to locations when it is advantageous to meet demand in certain markets. NMHG Wholesale operates 13 manufacturing and assembly facilities worldwide with five plants in the Americas, five in Europe and three in Asia-Pacific, including joint venture operations.

Sales of lift trucks represented approximately 86% of NMHG Wholesale's annual revenues in 2007, 86% in 2006 and 85% in 2005.

Marketing

NMHG Wholesale's marketing organization is structured in three regional divisions: the Americas; Europe, which includes the Middle East and Africa; and Asia-Pacific. In each region, certain marketing support functions for the Hyster® and Yale® brands are combined into a single shared services organization. These activities include sales and service training, information systems support, product launch coordination, specialized sales material development, help desks, order entry, marketing strategy and field service support. Only the specific aspects of NMHG Wholesale's sales and marketing activities that interact directly with dealers and customers, such as dealer consulting and new lift truck units and aftermarket parts transaction support, are brand specific.

Distribution Network

NMHG Wholesale distributes lift trucks and aftermarket parts through two channels: dealers and a National Accounts program.

Dealers

Independent Dealers

The majority of NMHG Wholesale's dealers are independently owned and operated. In the Americas, Hyster® had 82 independent dealers and Yale® had 71 independent dealers as of December 31, 2007. In Europe, Hyster® had 62 independent dealers with locations in 86 countries and Yale® had 102 independent dealers with locations in 47 countries as of December 31, 2007. In Asia-Pacific, Hyster® had 17 independent dealers and Yale® had nine independent dealers as of December 31, 2007.

Owned Dealers

From time to time, NMHG has acquired, at times on an interim basis, certain independent Hyster®, Yale® and competitor dealers and rental companies to strengthen Hyster®'s and Yale®'s presence in select territories. See "2. NMHG Retail" for a description of NMHG's owned dealers.

National Accounts

NMHG Wholesale operates a National Accounts program for both Hyster® and Yale®. The National Accounts program focuses on large customers with centralized purchasing and geographically dispersed operations in multiple dealer territories. The National Accounts program accounted for 14%, 16% and 16% of new lift truck unit volume in 2007, 2006 and 2005, respectively. The dealer network described above supports the National Accounts program by providing aftermarket parts and service on a local basis. Dealers receive a commission for the support they provide in connection with National Accounts sales and for the preparation and delivery of lift trucks to customer locations. In addition to selling new lift trucks, the National Accounts program markets services, including full maintenance leases and total fleet management.

Customers

NMHG Wholesale's customer base is diverse and fragmented, including, among others, light and heavy manufacturers, trucking and automotive companies, rental companies, building materials and paper suppliers, lumber, metal products, warehouses, retailers, food distributors, container handling companies and domestic and foreign governmental agencies.

Aftermarket Parts

NMHG Wholesale offers a line of aftermarket parts to service its large installed base of lift trucks currently in use in the industry. NMHG Wholesale offers online technical reference databases specifying the required aftermarket parts to service lift trucks and an aftermarket parts ordering system. Aftermarket parts sales represented approximately 14% of NMHG Wholesale's annual revenues in 2007, 14% in 2006 and 15% in 2005.

NMHG Wholesale sells Hyster® and Yale®-branded aftermarket parts to dealers for Hyster® and Yale® lift trucks. NMHG Wholesale also sells aftermarket parts under the UNISOURCE™, MULTIQUIP™ and PREMIER™ brands to Hyster® and Yale® dealers for the service of competitor lift trucks. NMHG has entered into a contractual relationship with a third-party, multi-brand, aftermarket parts wholesaler in the Americas, Europe and Asia-Pacific whereby orders from NMHG Wholesale dealers for parts for lift trucks are fulfilled by the third-party who then pays NMHG Wholesale a commission.

Financing of Sales

NMHG Wholesale is engaged in a joint venture with General Electric Capital Corporation ("GECC") to provide dealer and customer financing of new lift trucks in the United States. NMHG owns 20% of the joint venture entity, NMHG Financial Services, Inc. ("NFS"), and receives fees and remarketing profits under a joint venture agreement. This agreement expires on December 31, 2008. NMHG accounts for its ownership of NFS using the equity method of accounting.

In addition, NMHG Wholesale has entered into an operating agreement with GECC under which GECC provides leasing and financing services to Hyster® and Yale® dealers and their customers outside of the United States. GECC pays NMHG a referral fee once certain financial thresholds are met. This agreement expires on December 31, 2008.

Under the joint venture agreement with NFS and the operating agreement with GECC, NMHG's dealers and certain customers are extended credit for the purchase of lift trucks to be placed in the dealer's floor plan inventory or the financing of lift trucks that are sold or leased to customers. For some of these arrangements, NMHG provides standby recourse obligations, guarantees or repurchase obligations to NFS or to GECC. In substantially all of these transactions, a perfected security interest is maintained in the lift trucks financed, so that in the event of a default, NMHG has the ability to foreclose on the leased property and sell it through the Hyster® or Yale® dealer network. Furthermore, NMHG has established reserves for exposures under these agreements when required.

Backlog

As of December 31, 2007, NMHG Wholesale's backlog of unfilled orders placed with its manufacturing and assembly operations for new lift trucks was approximately 30,500 units, or approximately $668 million, of which substantially all is expected to be filled during fiscal 2008. This compares to the backlog as of December 31, 2006 of approximately 27,200 units, or approximately $619 million. Backlog represents unfilled lift truck orders placed with NMHG Wholesale's manufacturing and assembly facilities from dealers, National Accounts customers and contracts with the U.S. government.

Key Suppliers and Raw Material

At times, NMHG Wholesale has experienced significant increases in its material costs, primarily as a result of global increases in industrial metals including steel, lead and copper and other commodity prices including rubber, due to increased demand and limited supply. While NMHG Wholesale attempts to pass these increased costs along to its customers in the form of higher prices for its products, it may not be able to fully offset the increased costs of industrial metals and other commodities, due to overall market conditions and the lag time involved in implementing price increases for its products. NMHG Wholesale believes there are comparable alternatives available for all suppliers.

Competition

NMHG is one of the leaders in the lift truck industry with respect to market share in the Americas and worldwide. Competition in the lift truck industry is intense and is based primarily on strength and quality of dealers, brand loyalty, customer service, new lift truck sales prices, availability of products and aftermarket parts, comprehensive product line offering, product performance, product quality and features and the cost of ownership over the life of the lift truck. NMHG competes with several global full-line manufacturers that operate in all major markets.

The lift truck industry also competes with alternative methods of materials handling, including conveyor systems and automated guided vehicle systems.

NMHG's aftermarket parts offerings compete with parts manufactured by other lift truck manufacturers as well as companies that focus solely on the sale of generic parts.

Patents, Trademarks and Licenses

NMHG Wholesale relies on a combination of trade secret protection, trademarks, nondisclosure agreements and patents to establish and protect its proprietary rights. These intellectual property rights may not have commercial value or may not be sufficiently broad to protect the aspect of NMHG Wholesale's technology to which they relate or competitors may design around the patents. NMHG Wholesale is not materially dependent upon patents or patent protection; however, as materials handling equipment has become more technologically advanced, NMHG and its competitors have increasingly sought patent protection for inventions incorporated into their products. NMHG is the owner of the Hyster® trademark. NMHG uses the Yale® trademark on a perpetual royalty-free basis in connection with the manufacture and sale of lift trucks and related components. NMHG believes that the Hyster® and Yale® trademarks are material to its business.

2. NMHG Retail

General

From time to time, NMHG, through NMHG Retail, has acquired, at least on an interim basis, certain independent Hyster®, Yale® and competitor dealers and rental companies to strengthen Hyster®'s or Yale®'s presence in select territories. NMHG's long-term strategy is to retain or identify strategic buyers for owned dealers that represent "best-in-class" dealers to support the Hyster® and Yale® brands.

As of December 31, 2007, NMHG Retail owned one dealer operation in Europe, two dealer operations in Australia and one dealer operation in Singapore.

Company Operations

A NMHG Retail dealership is authorized to sell and rent either Hyster® or Yale® brand materials handling equipment. These dealerships will typically also sell non-competing allied lines of equipment from other manufacturers pursuant to dealer agreements. Allied equipment includes such items as sweepers, aerial work platforms, personnel carts, rough terrain forklifts and other equipment as well as racking and shelving. The number and type of products available will vary from dealership to dealership. In addition to the outright sale of new and used equipment, dealerships provide equipment for lease and for short- or long-term rental. Dealerships also derive revenue from the sale of parts and service related to equipment sold, leased and/or serviced by them. Service is performed both in-shop and at the customer's site.

NMHG Retail dealerships are granted a primary geographic territory by NMHG Wholesale in which they operate. NMHG Retail operations are conducted at facilities located in major cities within NMHG Retail's assigned area of operations.

Competition

The materials handling equipment sales and rental industry is highly dispersed and competitive. NMHG Retail's competitors include dealers owned by original equipment manufacturers, original equipment manufacturer direct sales efforts, independently owned competitive dealerships and lift truck rental outlets, independent parts operations, independent service shops and, to a lesser extent, independent Hyster® or Yale® dealers.

The lift truck industry also competes with alternative methods of materials handling, including conveyor systems and automated guided vehicle systems.

Customers

NMHG Retail's customer base is highly diversified and ranges from Fortune 100 companies to small businesses in a substantial number of manufacturing and service industries. NMHG Retail's customer base varies widely by facility and is determined by several factors, including the equipment mix and marketing focus of the particular facility and the business composition of the local economy.

Financing of Sales

NMHG Retail dealerships have a preferred relationship with GECC. NMHG Retail dealerships may obtain wholesale and retail financing for the sale and leasing of equipment through GECC. This affords these dealerships a wide variety of financial products at competitive rates. Financing through GECC is further described in "1. NMHG Wholesale -- Financing of Sales" above.

3. NMHG - General

Cyclical Nature of Lift Truck Business

NMHG's lift truck business historically has been cyclical. Fluctuations in the rate of orders for lift trucks reflect the capital investment decisions of NMHG's customers, which depend to a certain extent on the general level of economic activity in the various industries that the lift truck customers serve. During economic downturns, customers tend to delay new lift truck purchases.

Research and Development

NMHG's research and development capability is organized around four major engineering centers, all coordinated on a global basis from NMHG's Portland, Oregon headquarters. Comparable products are designed for each brand concurrently and generally each center is focused on the global requirements for a single product line. NMHG's counterbalanced development center, which has global design responsibility for several classes of lift trucks primarily used in industrial applications, is located in Portland, Oregon. NMHG's big truck development center is located in Nijmegen, The Netherlands, adjacent to a dedicated global big truck assembly facility. Big trucks are primarily used in handling shipping containers and in specialized heavy lifting applications. Warehouse trucks, which are primarily used in distribution applications, are designed based on regional differences in stacking and storage practices. NMHG designs warehouse equipment for sale in the Americas market in Greenville, North Carolina, adjacent to the Americas assembly facility for warehouse equipment. NMHG designs warehouse equipment for the European market in Masate, Italy adjacent to its assembly facilities for warehouse equipment. In addition, NMHG has an engineering office in India to support its global drafting and design activities.

NMHG's engineering centers utilize a three-dimensional CAD/CAM system and are electronically connected with one another, with all of NMHG's manufacturing and assembly facilities and with some suppliers. This allows for collaboration in technical engineering designs and collaboration with suppliers. Additionally, NMHG solicits customer feedback throughout the design phase to improve product development efforts. NMHG invested $55.5 million, $52.4 million and $50.0 million on product design and development activities in 2007, 2006 and 2005, respectively.

Sumitomo-NACCO Joint Venture

NMHG has a 50% ownership interest in Sumitomo-NACCO Materials Handling Group, Ltd. ("SN"), a limited liability company that was formed in 1970 to manufacture and distribute lift trucks in Japan. Sumitomo Heavy Industries, Inc. owns the remaining 50% interest in SN. Each shareholder of SN is entitled to appoint directors representing 50% of the vote of SN's board of directors. All matters related to policies and programs of operation, manufacturing and sales activities require mutual agreement between NMHG and Sumitomo Heavy Industries, Inc. prior to a vote of SN's board of directors. As a result, NMHG accounts for its ownership in SN using the equity method of accounting. NMHG purchases Hyster® and Yale®-branded lift trucks and related components and aftermarket parts from SN under normal trade terms for sale outside of Japan. NMHG also contracts with SN for engineering design services on a cost plus basis and charges SN for technology used by SN but developed by NMHG.

Employees

As of January 31, 2008, NMHG had approximately 6,700 employees, approximately 6,200 of whom were employed by the wholesale operations and approximately 500 of whom were employed by the retail operations. A majority of the employees in the Danville, Illinois parts depot operations (approximately 120 employees) are unionized, as are tool room employees (approximately 15 employees) located in Portland, Oregon. NMHG's contracts with the Danville and Portland unions expire in June 2009 and October 2008, respectively. Employees at the facilities in Berea, Kentucky; Sulligent, Alabama; and Greenville, North Carolina are not represented by unions. In Mexico, shop employees are unionized.

In January 2008, NMHG announced its decision to close the Portland tool room facility and reached an agreement with its union employees to provide for severance and benefits in connection with the closure. The work performed at this facility will be outsourced to other third-party suppliers upon its closure.

In Europe, some employees in the Craigavon, Northern Ireland; Irvine, Scotland; Masate, Italy; and Modena, Italy facilities are unionized. Employees in the Nijmegen, The Netherlands facility are not represented by unions, but the employees have organized a works council, as required by Dutch law, which performs a consultative role on employment matters. All of the European employees are part of works councils that perform a consultative role on business and employment matters.

In Asia-Pacific, eight locations have certified industrial agreements for hourly employees and unions for their employees.

NMHG believes its current labor relations with both union and non-union employees are generally satisfactory. However, there can be no assurances that NMHG will be able to successfully renegotiate its union contracts without work stoppages or on acceptable terms. A prolonged work stoppage at a unionized facility could have a material adverse effect on NMHG's business and results of operations.

Environmental Matters

NMHG's manufacturing operations are subject to laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous substances. NMHG Retail's operations are particularly affected by laws and regulations relating to the disposal of cleaning solvents and wastewater and the use of and disposal of petroleum products from underground and above-ground storage tanks. NMHG's policies stress compliance, and NMHG believes it is currently in substantial compliance with existing environmental laws. If NMHG fails to comply with these laws or its environmental permits, then it could incur substantial costs, including cleanup costs, fines and civil and criminal sanctions. In addition, future changes to environmental laws could require NMHG to incur significant additional expense or restrict operations. Based on current information, NMHG does not expect compliance with environmental requirements to have a material adverse effect on NMHG's financial condition or results of operations.

In addition, NMHG's products may be subject to laws and regulations relating to the protection of the environment, including those governing vehicle exhaust. Regulatory agencies in the United States and Europe have issued or proposed various regulations and directives designed to reduce emissions from spark ignited engines and diesel engines used in off-road vehicles, such as industrial lift trucks. These regulations require NMHG and other lift truck manufacturers to incur costs to modify designs and manufacturing processes and to perform additional testing and reporting. While there can be no assurance, NMHG believes that the impact of the additional expenditures to comply with these requirements will not have a material adverse effect on its business.

NMHG is investigating or remediating historical contamination at some current and former sites caused by its operations or those of businesses it acquired. NMHG has also been named as a potentially responsible party for cleanup costs under the so-called Superfund law at several third-party sites where NMHG (or its predecessors) disposed of wastes in the past. Under the Superfund law and often under similar state laws, the entire cost of cleanup can be imposed on any one of the statutorily liable parties, without regard to fault. While NMHG is not currently aware that any material outstanding claims or obligations exist with regard to these sites, the discovery of additional contamination at these or other sites could result in significant cleanup costs that could have a material adverse effect on NMHG's financial conditions and results of operations.

In connection with any acquisition made by NMHG, NMHG could, under some circumstances, be held financially liable for or suffer other adverse effects due to environmental violations or contamination caused by prior owners of businesses NMHG has acquired. In addition, under some of the agreements through which NMHG has sold businesses or assets, NMHG has retained responsibility for certain contingent environmental liabilities arising from pre-closing operations. These liabilities may not arise, if at all, until years later.

Government and Trade Regulations

NMHG's business in the past has been affected by trade disputes between the United States and Europe. In the future, to the extent NMHG is affected by trade disputes and increased tariffs are levied on its goods, its results of operations may be materially adversely affected.

B. NACCO Housewares Group

General

Housewares consists of two reportable segments: HBB and KC. HBB is a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels. HBB's products are marketed primarily to retail merchants and wholesale distributors.

KC is a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States. KC operated 272 retail stores as of December 31, 2007. KC stores are located primarily in factory outlet malls and feature merchandise of highly recognizable name-brand manufacturers, including Hamilton Beach® and Proctor Silex®. Le Gourmet Chef® stores are located primarily in outlet and traditional malls throughout the United States and feature gourmet foods and home entertainment products, as well as brand name electric and non-electric kitchen items.

Sales and Marketing

HBB designs, markets and distributes a wide range of small electric household appliances, including blenders, mixers, can openers, food processors, coffeemakers, irons, toasters, slow cookers, indoor grills and toaster ovens. HBB also markets a line of air purifiers and odor eliminators. In addition, HBB designs, markets and distributes commercial products for restaurants, bars and hotels. HBB generally markets its "better" and "best" segments under the Hamilton Beach® brand and uses the Proctor Silex® and Proctor Silex® Plus brands for the "good" and "better" segments. HBB markets premium products under the Hamilton Beach® eclectrics® brand and its opening price point products under the Traditions by Proctor Silex® brand. HBB also markets air purifiers, allergen reducers and home odor elimination products under the TrueAir® brand.

In addition, HBB supplies Wal-Mart with certain GE-brand kitchen electric and garment-care appliances under Wal-Mart's license agreement with General Electric Company. HBB also supplies Target with certain Michael Graves-brand kitchen appliances under Target's store-wide Michael Graves line. In addition, HBB also supplies Kohl's with certain Food Network branded kitchen appliances. HBB also licenses the Febreze® brand from The Procter & Gamble Company for use in HBB's odor elimination line. In Canada, HBB supplies Canadian Tire with small kitchen appliances under the Lancaster® brand.

HBB markets its products primarily in North America, but also sells products in Latin America, Asia-Pacific and Europe. Sales are generated predominantly by a network of inside sales employees to mass merchandisers, national department stores, variety store chains, drug store chains, specialty home retailers and other retail outlets. Wal-Mart accounted for approximately 37%, 37% and 39% of HBB's net sales in 2007, 2006 and 2005, respectively. HBB's five largest customers accounted for approximately 58%, 57% and 58% of net sales for the years ended December 31, 2007, 2006 and 2005, respectively. A loss of any key customer could result in significant decreases in HBB's revenue and profitability.

Sales promotion activities are primarily focused on cooperative advertising. In 2007, HBB also promoted its most innovative products through the use of direct response television advertising, web advertising and print advertising. In 2007, HBB also licensed certain of its brands to various licensees for water coolers, microwaves, water treatment products, cookware, kitchen tools and gadgets.

Because of the seasonal nature of the markets for small electric appliances, HBB's management believes that backlog is not a meaningful indicator of performance and is not a significant indicator of annual sales. Backlog represents customer orders, which may be cancelled at any time prior to shipment. As of December 31, 2007, backlog for HBB was approximately $17.2 million. This compares with the backlog as of December 31, 2006 of approximately $9.0 million.

HBB's warranty program to the consumer consists generally of a limited warranty lasting for varying periods of up to three years for electric appliances, with the majority of products having a warranty of one year or less. Under its warranty program, HBB may repair or replace, at its option, those products found to contain manufacturing defects.

Revenues and operating profit for Housewares are traditionally greater in the second half of the year as sales of small electric appliances to retailers and consumers increase significantly with the fall holiday selling season. Because of the seasonality of purchases of its products, HBB and KC incur substantial short-term debt to finance inventories and accounts receivable in anticipation of the fall holiday selling season.

Product Design and Development

HBB spent $7.1 million in 2007, $7.4 million in 2006 and $6.9 million in 2005 on product design and development activities. KC, a retailer, had no such expenditures.

Key Suppliers and Raw Material

The majority of HBB's products are manufactured to its specifications by manufacturers located in China. HBB does not maintain long-term purchase contracts with manufacturers and operates mainly on a purchase order basis. HBB generally negotiates purchase orders with its foreign suppliers in U.S. dollars. The weakening of the U.S. dollar against local currencies could result in certain manufacturers increasing the U.S. dollar prices for future product purchases.

During 2007, HBB purchased approximately 97% of its finished products from suppliers in China. HBB does not currently depend on any single manufacturer. HBB believes that the loss of any one supplier would not have a long-term material adverse effect on its business as there are adequate third-party supplier choices available that can meet HBB's production and quality requirements. However, the loss of a supplier could, in the short term, adversely affect HBB's business until alternative supply arrangements are secured.

The principal raw materials used by HBB's third-party suppliers to manufacture its products are plastic, glass, steel, copper, aluminum and packaging materials. HBB believes that adequate quantities of raw materials are available from various suppliers.

Competition

The small electric appliance industry does not have onerous entry barriers. As a result, Housewares competes with many small manufacturers and distributors of housewares products. Based on publicly available information about the industry, HBB believes it is one of the largest full-line distributors and marketers of small electric household appliances in North America based on key product categories.

As retailers generally purchase a limited selection of small electric appliances, HBB competes with other suppliers for retail shelf space. Since 1996, HBB has conducted consumer advertising for the Hamilton Beach® brand. In 2007, this advertising focused on the Hamilton Beach® and Proctor Silex® brands. HBB believes the principal areas of competition with respect to its products are product design and innovation, quality, price, product features, merchandising, promotion and warranty.

Since the outlet mall channel of the retail industry is approaching maturity, the management of KC continues to explore alternate areas of growth and diversification. For the past several years, KC has been testing alternative store formats both within the outlet mall industry and in the more traditional retail environments, including the traditional mall store format and the large store format. Because not all of these formats have met KC's rigorous financial performance standards, KC continues to explore alternate channels of distribution, including distribution through the internet. In addition, KC is exploring alternatives for Le Gourmet Chef® stores in outlet malls, traditional malls and distribution through the internet.

Government Regulation

HBB is subject to numerous federal and state health, safety and environmental regulations. HBB's management believes the impact of expenditures to comply with such laws will not have a material adverse effect on HBB.

As a marketer and distributor of consumer products, HBB is subject to the Consumer Products Safety Act and the Federal Hazardous Substances Act, which empower the U.S. Consumer Product Safety Commission ("CPSC") to seek to exclude products that are found to be unsafe or hazardous from the market. Under certain circumstances, the CPSC could require HBB to repair, replace or refund the purchase price of one or more of HBB's products, or HBB may voluntarily do so.

Throughout the world, electrical appliances are subject to various mandatory and voluntary standards, including requirements in some jurisdictions that products be listed by Underwriters' Laboratories, Inc. ("UL") or other similar recognized laboratories. HBB also uses the ETL SEMKO division of Intertek for certification and testing of compliance with UL standards, as well as other nation- and industry-specific standards. HBB endeavors to have HBB's products designed to meet the certification requirements of, and to be certified in, each of the jurisdictions in which they are sold.

Patents, Trademarks, Copyrights and Licenses

HBB holds patents and trademarks registered in the United States and foreign countries for various products. HBB believes its business is not dependent upon any individual patent, trademark, copyright or license, but that the Hamilton Beach® and Proctor Silex® trademarks are material to its business.

Employees

As of January 31, 2008, Housewares' work force consisted of approximately 2,000 employees, most of whom are not represented by unions. In Canada, as of January 31, 2008, approximately 17 hourly employees at HBB's Picton, Ontario distribution facility were unionized. These employees are represented by an employee association which performs a consultative role on employment matters. None of Housewares' U.S. employees are unionized. HBB and KC believe their current labor relations with both union and non-union employees are satisfactory.

C. North American Coal

General

NACoal is engaged in the mining and marketing of lignite coal primarily as fuel for power generation and provides selected value-added mining services for other natural resources companies. NACoal mines lignite coal through both wholly owned unconsolidated project mining subsidiaries pursuant to long-term, cost plus a profit per ton contracts with utility customers, as well as consolidated coal mining operations. At the unconsolidated project mining subsidiaries, the utility customers have provided, arranged and/or guaranteed the financing of the development and operation of the mines. There is no recourse to NACCO or NACoal for the financing of these unconsolidated project mining subsidiary mines. Conversely, NACoal has arranged and provided the necessary financing for the consolidated coal mining operations, except for the San Miguel Lignite Mining Operations. NACoal also provides dragline mining services for limerock quarries in Florida and earns royalty income from the lease of various coal and other natural resources properties.

At December 31, 2007, NACoal's operating mines consisted both of mines where the reserves were acquired and developed by NACoal, as well as mines where reserves were owned by the customers of the mines. It is currently contemplated that the reported reserves will be mined within the term of the leases for each of the mines that NACoal operates and controls the reserves. In the future, if any of the leases are projected to expire before mining operations can commence, it is currently expected that each such lease would be amended to extend the term or new leases would be negotiated. Under these terms, NACoal expects lignite coal mined pursuant to these leases will be available to meet its production requirements.

Because each mining operation has a contract to provide either lignite coal or limerock to its customer, a significant portion of NACoal's revenue is derived from a single source, which exceeds 10% of NACoal's revenues. The loss of any customer would be material to NACoal.

Sales, Marketing and Operations

The principal lignite coal customers of NACoal are electric utilities, an independent power provider and a synfuels plant. The distribution of lignite coal sales, including sales of the unconsolidated project mines, in the last five years has been as follows:

	Distribution	
	Electric Utilities/ Independent Power Provider	Synfuels Plant
2007	82%	18%
2006	82%	18%
2005	83%	17%
2004	84%	16%
2003	83%	17%

The total production by mine for the last three years and the weighted average prices per ton sold/delivered for the last three years are as follows:

Total production by mine (in millions of tons) [(1)]

	2007	2006	2005
Unconsolidated Project Mines			
Freedom	15.0	15.2	15.1
Falkirk	7.8	8.2	7.7
Sabine	4.2	4.0	4.6
Consolidated Mines Operations			
San Miguel	2.9	3.6	3.3
Red River	0.5	0.8	0.6
Red Hills	3.6	3.8	3.6
Total lignite tons produced	34.0	35.6	34.9
Lignite price per ton sold/delivered	$12.37	$12.14	$11.42

[(1)] No operating mines currently exist on the undeveloped reserves. The Florida dragline operations have contracts with Vecellio & Grogan, Inc., d/b/a White Rock Quarries ("WRQ"), Cemex S.A.B. de C.V. ("Cemex") and Tarmac America LLC ("Tarmac") to provide limerock dragline mining services only.

The contracts under which the project mining subsidiaries were organized provide that, under certain conditions of default, the customer(s) involved may elect to acquire the assets (subject to the liabilities) or the capital stock of the subsidiary for an amount effectively equal to book value. NACoal does not know of any conditions of default that currently exist. In one case, the customer may elect to acquire the stock of the subsidiary upon a specified period of notice without reference to default, in exchange for certain payments on coal thereafter mined. NACoal does not know of any current intention of any customer to acquire the stock of a subsidiary or terminate a contract for convenience.

The location, mine type, reserve data, coal quality characteristics, customer, sales tonnage and contract expiration date for the mines operated by NACoal in 2007 were as follows:

LIGNITE COAL MINING OPERATIONS ON AN "AS RECEIVED" BASIS

Mine/Reserve	Type of Mine	2007 Proven and Probable Reserves (a)(b): Committed Under Contract (Millions of Tons)	2007 Proven and Probable Reserves (a)(b): Uncommitted (Millions of Tons)	2007 Proven and Probable Reserves (a)(b): Total (Millions of Tons)	2007 Sales Tonnage (Millions)	2007 Owned (%)	2007 Leased (%)	2006 Total Committed and Uncommitted (Millions of Tons)	2006 Sales Tonnage (Millions)	Contract Expires
Unconsolidated Project Mining Subsidiaries										
Freedom Mine (c)	Surface Lignite	596.4	—	596.4	14.8	2%	98%	484.6	15.3	2012 (d)
Falkirk Mine (c)	Surface Lignite	478.3	—	478.3	7.9	1%	99%	470.9	8.2	2045
Sabine Mine (c)	Surface Lignite	(e)	(e)	—	4.2	(e)	(e)	—	3.9	2020
Consolidated Mining Operations										
San Miguel Lignite Mining Operations	Surface Lignite	(e)	(e)	—	2.9	(e)	(e)	—	3.6	2010
Red River Mine	Surface Lignite	28.6	28.2	56.8	0.5	94%	6%	57.3	0.8	2011
Red Hills Mine	Surface Lignite	142.6	114.6	257.2	3.4	27%	73%	253.3	3.6	2032
Total Developed		1,245.9	142.8	1,388.7	33.7			1,266.1	35.4	
Undeveloped Mining Operations										
North Dakota	—	—	578.2	578.2	—	0%	100%	562.7	—	—
Texas	—	13.0	165.1	178.1	—	48%	52%	209.4	—	—
Eastern (f)	—	(f)	47.8	47.8	—	100%	0%	47.9	—	—
Mississippi	—	—	142.2	142.2	—	0%	100%	142.2	—	—
Total Undeveloped		13.0	933.3	946.3				962.2		
Total Developed/Undeveloped		1,258.9	1,076.1	2,335.0				2,228.3		

Mine/Reserve	Type of Mine	Coal Formation or Coal Seam(s)	Average Seam Thickness (feet)	Average Depth (feet)	Average Coal Quality (As received): BTUs/lb	Sulfur (%)	Ash (%)	Moisture (%)
Unconsolidated Project Mining Subsidiaries								
Freedom Mine (c)	Surface Lignite	Beulah-Zap Seams	18	130	6,700	0.9%	9%	36%
Falkirk Mine (c)	Surface Lignite	Hagel A&B, Tavis Creek Seams	8	60	6,200	0.6%	11%	38%
Sabine Mine (c)	Surface Lignite	(e)	(e)	(e)	(e)	(e)	(e)	(e)
Consolidated Mining Operations								
San Miguel Lignite Mining Operations	Surface Lignite	(e)	(e)	(e)	(e)	(e)	(e)	(e)
Red River Mine	Surface Lignite	Chemard Lake Lignite Lentil Seams	7	70	6,850	0.7%	14%	33%
Red Hills Mine	Surface Lignite	C, D, E, F, G, H Seams	4	150	5,200	0.6%	14%	43%
Undeveloped Mining Operations								
North Dakota	—	Fort Union Formation	13	130	6,500	0.8%	8%	38%
Texas	—	Wilcox Formation	8	120	6,800	1.0%	16%	30%
Eastern (f)	—	Freeport & Kittanning	4	400	12,070	3.3%	12%	3%
Mississippi	—	Wilcox Formation	12	130	5,200	0.6%	13%	44%

(a) Committed and uncommitted tons represent in-place estimates. The projected extraction loss is approximately 10% of the proven and probable reserves, except with respect to the Eastern Undeveloped Mining Operations, in which case the extraction loss is approximately 30% of the proven and probable reserves.

(b) NACoal's reserve estimates are based on the entire drill hole database, which was used to develop a geologic computer model using a 200 foot grid and inverse distance to the second power as an interpolator. None of NACoal's coal reserves have been reviewed by independent experts. As such, all reserves are considered proven (measured) within NACoal's reserve estimate.

(c) The contracts for these mines require the customer to cover the cost of the ongoing replacement and upkeep of the plant and equipment of the mine.

(d) Although the term of the existing coal sales agreement terminates in 2012, the term may be extended for five additional periods of five years, or until 2037, at the option of The Coteau Properties Company.

(e) The reserves are owned and controlled by the customer and, therefore, have not been listed in the table.

(f) The proven and probable reserves included in the table do not include coal that is leased to others. NACoal had 57.8 million tons and 57.6 million tons in 2007 and 2006, respectively, of Eastern Undeveloped Mining Operations with leased coal committed under contract.

NorthAmerican Coal Corporation

Locations of Operations


Freedom Mine
Falkirk Mine
Sabine Mine
Red River Mine
Corporate Office
Red Hills Mine
Florida Dragline Operations
San Miguel Mine

Unconsolidated Project Mining Subsidiaries

Freedom Mine - The Coteau Properties Company

The Freedom Mine, operated by The Coteau Properties Company ("Coteau"), is located approximately 90 miles northwest of Bismarck, North Dakota. The main entrance to the Freedom Mine is accessed by means of a paved road and is located on County Road 15. Coteau holds 396 leases granting the right to mine approximately 40,674 acres of coal interests and the right to utilize approximately 28,076 acres of surface interests. In addition, Coteau owns in fee 29,929 acres of surface interests and 4,501 acres of coal interests. Substantially all of the leases held by Coteau were acquired in the early 1970s with terms totaling 40 years. Many of these leases were amended or replaced with new leases which extend the lease terms for a period sufficient to meet Coteau's contractual production requirements.

The Freedom Mine generally produces approximately 15 million tons of lignite coal annually. The mine started delivering coal in 1983. All production from the mine is sold to Dakota Coal Company, a wholly owned subsidiary of Basin Electric Power Cooperative. Dakota Coal Company then sells the coal to Great Plains Synfuels Plant, Antelope Valley Station and Leland Olds Station, all of which are affiliates of Basin Electric Power Cooperative.

The reserves are located in Mercer County, North Dakota, starting approximately two miles north of Beulah, North Dakota. The center of the basin is located near the city of Williston, North Dakota, approximately 100 miles northwest of the permit area. The economically mineable coal in the reserve occurs in the Sentinel Butte Formation, and is overlain by the Coleharbor Formation. The Coleharbor Formation unconformably overlies the Sentinel Butte. It includes all of the unconsolidated sediments resulting from deposition during glacial and interglacial periods. Lithologic types include gravel, sand, silt, clay and till. The modified glacial channels are in-filled with gravels, sands, silts and clays overlain by till. The coarser gravel and sand beds are generally limited to near the bottom of the channel fill. The general stratigraphic sequence in the upland portions of the reserve area consists of till, silty sands and clayey silts.

Falkirk Mine - The Falkirk Mining Company

The Falkirk Mine, operated by The Falkirk Mining Company ("Falkirk"), is located approximately 50 miles north of Bismarck, North Dakota on a paved access road off U.S. Highway 83. Falkirk holds 336 leases granting the right to mine approximately 52,705 acres of coal interests and the right to utilize approximately 34,913 acres of surface interests. In addition, Falkirk owns in fee 31,380 acres of surface interests and 858 acres of coal interests. Substantially all of the leases held by Falkirk were acquired in the early 1970s with terms totaling 40 years, many of which can be or have been further extended by the continuation of mining operations.

The Falkirk Mine generally produces between 7.5 million to 8.5 million tons of lignite coal annually for the Coal Creek Station, an electric power generating station owned by Great River Energy. All production from the mine is used by Coal Creek Station. The mine started delivering coal in 1978.

The reserves are located in McLean County, North Dakota, from approximately nine miles northwest of the town of Washburn, North Dakota to four miles north of the town of Underwood, North Dakota. Structurally, the area is located on an intercratonic basin containing a thick sequence of sedimentary rocks. The economically mineable coals in the reserve occur in the Sentinel Butte Formation and the Bullion Creek Formation and are unconformably overlain by the Coleharbor Formation. The Sentinel Butte Formation conformably overlies the Bullion Creek Formation. The general stratigraphic sequence in the upland portions of the reserve area (Sentinel Butte Formation) consists of till, silty sands and clayey silts, main hagel lignite bed, silty clay, lower lignite of the hagel lignite interval and silty clays. Beneath the Tavis Creek, there is a repeating sequence of silty to sand clays with generally thin lignite beds.

Sabine Mine - The Sabine Mining Company

The Sabine Mine, operated by The Sabine Mining Company ("Sabine" and together with Falkirk and Coteau, the "unconsolidated project mining subsidiaries"), is located approximately 150 miles east of Dallas, Texas on FM 968. The entrance to the mine is by means of a paved road. Sabine has no title, claim, lease or option to acquire any of the reserves at the Sabine Mine. Southwestern Electric Power Company controls all of the reserves within the Sabine Mine.

The Sabine Mine has two active pits generally producing between 4.0 and 4.6 million tons of lignite coal annually based upon Southwestern Electric Power Company's demand for its Henry W. Pirkey Plant and other contractual requirements. The mine started delivering coal in 1985.

Other Mines

San Miguel Lignite Mining Operations - The North American Coal Corporation

The San Miguel Lignite Mining Operations ("San Miguel"), operated by NACoal, is located approximately 60 miles south of San Antonio, Texas. Access to the mine is by means of an unpaved road from FM 338. San Miguel has no title, claim, lease or option to acquire any of the reserves at the San Miguel Lignite Mine.

NACoal has operated San Miguel since July 1, 1997 under a Contract Mining Agreement with San Miguel Electric Power Cooperative, Inc. ("San Miguel Electric"). Prior to July 1, 1997, another company operated the mine under a similar contract mining arrangement. Since the development of the project in the late 1970's, San Miguel Electric has owned the reserves and mine facilities and held all the permits and authorizations necessary to operate the power generating station and the adjacent lignite mine. The mine started delivering coal in 1980.

San Miguel generally produces between 2.9 million and 3.6 million tons of lignite coal annually. Mine staff and workforce utilize an office building and a maintenance facility that includes a parts warehouse. Roads and drainage control facilities have been built to access the lignite deposit and control runoff. Walking draglines owned by San Miguel Electric are used to uncover the lignite seam in each pit. Front-end loaders and other mining equipment are used to load belly dump coal haulers and end-dump trucks are used to deliver the lignite coal to the power plant. The same complement of equipment is used to reclaim topsoil and subsoil materials. Dozers are used to grade the land once the lignite coal has been removed.

Red River Mine - Red River Mining Company

The Red River Mine, operated by Red River Mining Company ("Red River"), is located approximately 35 miles south of Shreveport, Louisiana. Access to the mine is by means of an unpaved road located one mile west of Highway 84 on Parish Road 604. Red River holds 18 leases granting the right to mine approximately 927 acres of coal interests and the right to utilize approximately 991 acres of surface interests. In addition, Red River owns in fee approximately 4,955 acres of surface interests and 4,915 acres of coal interests.

The Red River Mine generally produces between 500,000 and 1 million tons of lignite coal annually as a supplemental fuel source based upon the demand from the Dolet Hills Power Station. Prior to 2006, substantially all production from the mine had been delivered to the Dolet Hills Power Station near Mansfield, Louisiana. The mine delivered 42,000 tons and 205,000 tons to other plants in Louisiana during 2007 and 2006, respectively. The mine started delivering coal in 1989.

Two distinct types of land forms are present at the Red River Mine. First is the alluvial material formed by the low lying floodplain of the Red River. This material is very sandy and requires extensive dewatering prior to mining. Below the alluvial lies the Wilcox Group, which is part of the Eocene Series. The outcropping Wilcox is composed predominantly of non-marine sediments deposited on a broad flat plain.

Red Hills Mine - Mississippi Lignite Mining Company

The Red Hills Mine, operated by Mississippi Lignite Mining Company ("MLMC"), is located approximately 120 miles north of Jackson, Mississippi. The entrance to the mine is by means of a paved road located approximately one mile west of Highway 9. MLMC holds 159 leases granting the right to mine approximately 9,481 acres of coal interests and the right to utilize approximately 9,440 acres of surface interests. In addition, MLMC owns in fee 2,202 acres of surface interests and

1,889 acres of coal interests. Substantially all of the leases held by MLMC were acquired during the mid-1970s to the early 1980s with terms totaling 50 years.

The Red Hills Mine generally produces between 3.5 and 3.8 million tons of lignite coal annually for the Red Hills Power Plant. The mine started delivering coal in October 2000.

The lignite deposits of the Gulf Coast are found primarily in a narrow band of strata that outcrops/subcrops along the margin of the Mississippi embayment. The potentially exploitable tertiary lignites in Mississippi are found in the Wilcox Group. The outcropping Wilcox is composed predominately of non-marine sediments deposited on a broad flat plain.

Florida Dragline Operations - The North American Coal Corporation

NACoal's Florida Dragline Operations operate draglines to mine limerock at the following quarries in Florida pursuant to mining services agreements with the quarry owners:

Quarry Name	Location	Quarry Owner	Year NACoal Started Dragline Operations
White Rock Quarry	Miami	WRQ	1995
Krome Quarry	Miami	Cemex	2003
Alico Quarry	Ft. Myers	Cemex	2004
FEC Quarry	Miami	Cemex	2005
Pennsuco Quarry	Miami	Tarmac	2005
SCL Quarry	Miami	Cemex	2006

WRQ, Cemex and Tarmac control all of the limerock reserves within their respective quarries. WRQ and Cemex perform drilling programs only occasionally for the purpose of redefining the bottom of the limerock bed.

Access to the White Rock Quarry is by means of a paved road from 122nd Avenue, while access to the Krome Quarry is by means of a paved road from Krome Avenue and access to Pennsuco Quarry is by means of a paved road from NW 121st Way. Access to the FEC Quarry is by means of a paved road from NW 118th Avenue and access to the Alico Quarry is by means of a paved road from Alico Road. Access to the SCL Quarry is by means of a paved road from NW 137th Avenue. Florida Dragline Operations have no title, claim, lease or option to acquire any of the reserves at the White Rock Quarry, the FEC Quarry, the Krome Quarry, the Pennsuco Quarry or the Alico Quarry.

North American Coal Royalty Company

No operating mines currently exist on the undeveloped reserves in North Dakota, Texas and Mississippi. NACoal Royalty Company does receive certain royalty payments for production or advance royalty payments for reserves located in Ohio, Pennsylvania, North Dakota, Louisiana and Texas.

General Information about the Mines

Leases. The leases held by Coteau, Falkirk and MLMC have a variety of continuation provisions, but generally they permit the leases to be continued beyond their fixed terms. Substantially all of the leases held by Red River contain a ten-year term with continuation provisions, subject to applicable law, for as long thereafter as coal is being produced from the leased premises. Under the terms of the leases held by these companies, each respective company expects that coal mined pursuant to its leases will be available to meet its production requirements.

No Previous Operators. There were no previous operators of the Freedom Mine, Falkirk Mine, Sabine Mine, Red River Mine or Red Hills Mine.

Exploration and Development. The Freedom Mine, Falkirk Mine, Sabine Mine, San Miguel, Red Hills Mine and Red River Mine are well past the exploration stage and are in production. Additional pit development is underway at each mine. Drilling programs are routinely conducted annually for the purpose of refining guidance related to ongoing operations. For example, at the Red Hills Mine, the lignite coal reserve has been defined by a drilling program that is designed to provide 500-foot spaced drill holes for areas anticipated to be mined within six years of the current pit. Drilling beyond the six-year horizon ranges from 1,000 to 2,000-foot centers. Drilling is conducted every other year to stay current with the advance of mining operations.

Facilities and Equipment. The facilities and equipment for each of the mines are maintained to allow for safe efficient operation. The equipment is well maintained, in good physical condition and is either updated or replaced periodically with the latest models or upgrades available to keep up with modern technology. As equipment wears out, the mines evaluate what replacement option will be the most cost efficient, including the evaluation of both new and used equipment, and proceed with that replacement. The majority of electrical power for the draglines, shovels, coal crushers, coal conveyors and facilities generally is provided by the utility customer for the applicable mine. Electrical power for the Sabine facilities is provided by Upshur Rural Electric Co-op. Electrical power for the Sabine draglines is provided by the Pirkey Power Plant. The remainder of the equipment generally is powered by diesel or gasoline. The total cost of the property, plant and equipment, net of applicable accumulated amortization and depreciation as of December 31, 2007, for each of the mines is set forth in the chart below.

Mine	Total Historical Cost of Mine Property, Plant and Equipment (excluding Coal Lands, Real Estate and Construction in Progress), Net of Applicable Accumulated Amortization and Depreciation
	(in millions)
Unconsolidated Project Mine Subsidiaries	
Freedom Mine - The Coteau Properties Company	$ 48.7
Falkirk Mine - The Falkirk Mining Company	$ 72.4
Sabine Mine - The Sabine Mining Company	$ 60.9
Consolidated Mining Operations	
San Miguel Lignite Mining Operations – The North American Coal Corporation	$ 0.5
Red River Mine - Red River Mining Company	$ 3.6
Red Hills Mine – Mississippi Lignite Mining Company	$ 37.8
Florida Dragline Operations - The North American Coal Corporation	$ 21.4

Predominantly all of San Miguel's machinery and equipment are owned by NACoal's customer. A substantial portion of MLMC's machinery, trucks and equipment is rented under operating leases. Two Florida draglines are also rented under operating leases. All such draglines were purchased used and have been updated with the latest technology.

Government Regulation

NACoal's coal mining operations and dragline mining services are subject to various federal, state and local laws and regulations on matters such as employee health and safety, and certain environmental laws relating to, among others, the reclamation and restoration of properties after mining operations, air pollution, water pollution, the disposal of wastes and the effects on groundwater. In addition, the electric utility industry is subject to extensive regulation regarding the environmental impact of its power generation activities that could affect demand for lignite coal from NACoal's coal mining operations.

Numerous governmental permits and approvals are required for coal mining operations. NACoal or one of its subsidiaries holds the necessary permits at all of NACoal's coal mining operations except San Miguel, where NACoal's customer holds the permits. The Company believes, based upon present information provided to it by NACoal's customer, that NACoal's customer has all environmental permits necessary for NACoal to operate San Miguel; however, the Company cannot be certain that NACoal's customer will be able to obtain and/or maintain all such permits in the future.

At the coal mining operations where NACoal holds the permits, NACoal is required to prepare and present to federal, state or local governmental authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment and public and employee health and safety.

The limerock quarries where NACoal provides dragline mining services are owned and operated by NACoal's customers. All environmental permits for the limerock quarries are held by NACoal's customers. During 2007, a federal district court issued an unfavorable decision that may affect NACoal's customers' limerock mining permits in South Florida. NACoal's customers are currently appealing the federal district court decision. In addition, in response to the adverse court decision, the Company anticipates that the U.S. Army Corps of Engineers will issue a final Supplemental Environmental Impact Statement for limerock mining in South Florida. Accordingly, the Company cannot be certain that NACoal's customers will be able to obtain and/or maintain all necessary permits for mining their resources in the future.

Some laws, as discussed below, place many requirements on NACoal's coal mining operations and the limerock quarries where NACoal provides dragline mining services. Federal and state regulations require regular monitoring of NACoal's operations to ensure compliance.

Mine Health and Safety Laws

The Federal Coal Mine Safety and Health Act of 1977 imposes safety and health standards on all coal, metal and nonmetal mining operations. Regulations are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations and other matters. The Federal Mine Safety and Health Administration enforces compliance with these federal laws and regulations.

Environmental Laws

NACoal's coal mining operations are subject to various federal environmental laws, including:

- the Surface Mining Control and Reclamation Act of 1977 ("SMCRA");
- the Clean Air Act, including amendments to that act in 1990 (the "Clean Air Act");
- the Clean Water Act of 1972 (the "Clean Water Act");
- the Comprehensive Environmental Response, Compensation and Liability Act; and
- the Resource Conservation and Recovery Act.

In addition to these federal environmental laws, various states have enacted environmental laws that provide for higher levels of environmental compliance than similar federal laws. These environmental laws require reporting, permitting and/or approval of many aspects of coal mining operations. Both federal and state inspectors regularly visit mines to enforce compliance. NACoal has ongoing compliance and permitting programs to ensure compliance with such environmental laws.

Surface Mining Control and Reclamation Act

SMCRA establishes mining, environmental protection and reclamation standards for all aspects of surface coal mining operations. Where state regulatory agencies have adopted federal mining programs under the SMCRA, the state becomes the primary regulatory authority. All of the states where NACoal has active coal mining operations have achieved primary control of enforcement through federal authorization.

Coal mine operators must obtain SMCRA permits and permit renewals for coal mining operations from the regulatory agency. These SMCRA permit provisions include requirements for coal prospecting, mine plan development, topsoil removal, storage and replacement, selective handling of overburden materials, mine pit backfilling and grading, protection of the hydrologic balance, surface drainage control, mine drainage and mine discharge control and treatment, and revegetation.

Although NACoal's permits have stated expiration dates, SMCRA provides for a right of successive renewal. The cost of obtaining surface mining permits can vary widely depending on the quantity and type of information that must be provided to obtain the permits; however, the cost of obtaining a permit is usually between $500,000 and $3,000,000, and the cost of obtaining a permit renewal is usually between $15,000 and $50,000.

The Abandoned Mine Land Fund, which is part of SMCRA, imposes a tax on all current lignite coal mining operations. The proceeds are used principally to reclaim mine lands closed prior to 1977. In addition, the Abandoned Mine Land Fund also makes transfers annually to the United Mine Workers of America Combined Benefit Fund (the "Fund"), which provides health care benefits to retired coal miners who are beneficiaries of the Fund. The fee is currently $0.09 per ton on lignite coal sold.

SMCRA establishes operational, reclamation and closure standards for surface coal mines. The Company accrues for the costs of current mine disturbance and final mine closure, including the cost of treating mine water discharges, where necessary. These obligations are unfunded.

SMCRA stipulates compliance with many other major environmental programs. These programs include the Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation and Liability Act, superfund and employee right-to-know provisions. The U.S. Army Corps of Engineers regulates activities affecting navigable waters, and the U.S. Bureau of Alcohol, Tobacco and Firearms regulates the use of explosives for blasting.

The Company does not believe there are any substantial matters that pose a risk to NACoal's ability to maintain its existing mining permits or hinder its ability to acquire future mining permits.

Clean Air Act

The Clean Air Act and the corresponding state laws that regulate the emissions of materials into the air affect coal mining operations both directly and indirectly. Direct impacts on coal mining operations may occur through Clean Air Act permitting requirements and/or emission control requirements relating to particulate matter, such as fugitive dust. Indirect impacts on coal mining operations occur through regulation of the air emissions of sulfur dioxide, nitrogen oxides, mercury, particulates and other compounds emitted by coal-fired power plants. Any reduction in coal's share of the capacity for power generation could have a material adverse effect on the Company's business, financial condition and results of operations.

In July 1997, the Environmental Protection Agency (the "EPA") adopted new, more stringent National Ambient Air Quality Standards for particulate matter that may require some states to change their existing implementation plans. Because coal mining operations and coal-fired power plants emit particulate matter, NACoal's coal mining operations and utility customers may be directly affected when the revisions to the National Ambient Air Quality Standards are implemented by the states. State and federal regulations relating to implementation of the new air quality standards may restrict NACoal's ability to develop new mines or could require it to modify its existing operations. The extent of the potential direct impact of the new air quality standards on the coal industry will depend on the policies and control strategies associated with the state implementation process under the Clean Air Act but could have a material adverse effect on the Company's financial condition and the results of operations.

The Clean Air Act also imposes limits on sulfur dioxide emissions from coal-fired power plants. The affected electricity generators have been able to meet these requirements by, among other things, switching to lower sulfur fuels, installing pollution control devices such as flue gas desulfurization systems, which are known as "scrubbers," reducing power generating levels or purchasing sulfur dioxide emission allowances.

The cost of installing scrubbers is significant, and emission allowances may become more expensive as their availability declines. Switching to other fuels may require expensive modification of existing plants. The extent to which NACoal's electric utility customers switch to lower sulfur coal or other low-sulfur fuel could materially affect the Company if NACoal cannot offset the cost of sulfur removal by lowering the costs of delivery of its coal on an energy equivalent basis. The Company cannot accurately predict the effect of these provisions of the Clean Air Act amendments on the Company in future years.

In May 2005, the EPA published the Clean Air Mercury Rule ("CAMR") which regulates the emission of mercury from coal-fired power plants. CAMR established a two phase cap and trade regulation with phase one being implemented in 2010 and phase two in 2018. It allowed affected electrical generating units to meet these regulations by, among other things, switching to lower mercury fuels, installing mercury control devices, or purchasing mercury emissions allowances.

On February 8, 2008, the U.S. Court of Appeals for the D.C. Circuit struck down the CAMR, on the grounds that the EPA did not follow the appropriate process under the Clean Air Act to reverse the decision to list coal-fired power plants as a category of sources for regulation under the hazardous air pollutant provisions of the Clean Air Act. It is uncertain at this time if the EPA will appeal the decision.

If the Court's decision striking down the CAMR stands, it will result in more stringent regulation of mercury emissions from all coal-fired power plants. The extent of the affect on these plants will depend upon the type of control technology that the EPA requires and whether the EPA subcategorizes coal by rank. Lignite coal typically has a greater mercury content than higher rank coals; consequently, failure by the EPA to subcategorize coals by rank could have a disproportionately adverse affect on plants that burn lignite coal and the demand for lignite coal may decrease.

Mercury control devices are just beginning to be demonstrated on a commercial scale; therefore, their efficiency and cost of operation is uncertain at this time. The cost of controlling mercury emissions will be significant and emission allowances may become more expensive as their availability declines. Switching to other fuels may require expensive modifications to existing plants. The extent to which NACoal's electric utility customers switch to lower mercury coal or other low-mercury fuel could materially affect the Company if NACoal cannot offset the cost of mercury removal by lowering the costs of delivery of its coal on an energy equivalent basis. The Company cannot accurately predict the effect these provisions of the Clean Air Act amendments will have on the Company in future years.

In addition, Congress and several states are considering legislation to further control air emissions of pollutants from electric generating facilities and other large emitters. To the extent these new regulations affect NACoal's customers, these regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

In October 2003, twelve states, two cities and 14 environmental groups filed petitions in the United States Court of Appeals for the District of Columbia, challenging the EPA's decision denying a rulemaking petition to regulate carbon dioxide as a criteria pollutant under the Clean Air Act. If these petitioners are successful in obtaining a court order requiring the EPA to set (or the EPA agrees to set) emission limitations for carbon dioxide and/or lower emission limitations for sulfur dioxide and particulate matter, the demand for coal may decrease.

The U.S. Supreme Court ruled on April 2, 2007 that carbon dioxide is a pollutant under the Clean Air Act. As a result of the decision, the EPA has the authority to regulate greenhouse gas emissions from automobiles. This ruling increases the likelihood that carbon dioxide emissions from coal-fired power plants will be regulated in the future. Congress is considering legislation to restrict and/or control carbon dioxide emissions from power plants. Furthermore, a number of individual states are enacting laws and regulations that restrict or control carbon dioxide emissions. Until such laws are enacted and regulations promulgated, the Company cannot accurately predict the extent to which NACoal's electric utility customers will be affected or the measures that will be required for compliance. If the EPA does promulgate regulations that limit carbon dioxide emissions from power plants, the demand for coal may decrease.

The Clean Air Act sets a national goal for the prevention of any future, and the remediation of any existing, impairment of visibility in over 150 national parks and wildlife areas across the country. These requirements could affect the amount of coal supplied to NACoal's customers if they decide to switch to other sources of fuel to lower emission of sulfur dioxides and nitrogen oxides.

NACoal has obtained all necessary permits under the Clean Air Act at all of its coal mining operations where it is responsible for permitting.

The EPA promulgated the Clean Air Interstate Rule ("CAIR") in May 2005. This rule requires reduction of nitrogen oxides and sulfur dioxides in 29 eastern States including Texas, Louisiana and Mississippi. CAIR requires more reductions in the emissions from power plants than the acid rain program, which is the current emission control regulation. Affected power plants will be required to install emission control devices, switch to lower emission fuels, or purchase emission allowances.

The EPA promulgated the Clean Air Visibility Rule ("CAVR") in June 2005. This rule requires power plants not covered by CAIR to install Best Available Retrofit Technology equipment to control emissions that cause haze and reduce visibility. The emissions include sulfur dioxide, nitrogen oxides and fine particulate matter.

The cost of controlling nitrogen oxides and sulfur dioxide emissions will be significant and emission allowances may become more expensive as their availability declines. Switching to other fuels may require expensive modifications to existing plants. The extent to which NACoal's electric utility customers switch to lower emitting coal or other lower emitting fuel could materially affect the Company if NACoal cannot offset the cost of removal by lowering the costs of delivery of its coal on an energy equivalent basis. The Company cannot accurately predict the effect these provisions of the Clean Air Act amendments will have on the Company in future years.

Other so-called multi-pollutant bills that could regulate additional air pollutants, including carbon dioxide, have been proposed. While the details of all of these proposed initiatives vary, there appears to be a movement towards increased regulation of power plant air pollutants. If any of these initiatives were enacted into law, power plants could choose to shift away from coal as a fuel source to meet these requirements.

Because coal mining operations emit particulate matter and other pollutants, NACoal's mining operations may be affected directly when the states revise their implementation plans to comply with the stricter standards for particulate matter and ozone. State and federal regulations relating to the new standards may restrict NACoal's ability to develop new mines or could require it to modify its existing operations. The extent of the potential direct impact of the new standards on the coal industry will depend on the policies and control strategies associated with the state implementation process, but could increase NACoal's cost of doing business and adversely affect the Company's financial condition and results of operations.

Clean Water Act

The Clean Water Act affects coal mining operations by establishing in-stream water quality standards and treatment standards for waste water discharge. Permits requiring regular monitoring, reporting and performance standards govern the discharge of pollutants into water.

Federal and state regulations establish standards for water quality. These regulations prohibit the diminution of water quality. Waters discharged from coal mines will be required to meet these standards. These federal and state requirements could require more costly water treatment and could adversely affect NACoal's coal production.

The Company believes NACoal has obtained all permits required under the Clean Water Act and corresponding state laws and is in compliance with such permits.

Bellaire Corporation, a wholly owned non-operating subsidiary of the Company ("Bellaire"), is treating mine water drainage from coal refuse piles associated with two former underground coal mines in Ohio and one former underground coal mine in Pennsylvania, and is treating mine water from a former underground coal mine in Pennsylvania. Bellaire anticipates that it will need to continue these activities indefinitely and has accrued a liability of $12.2 million as of December 31, 2007 related to these matters in accordance with Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations."

In connection with Bellaire's normal permit renewal with the Pennsylvania Department of Environmental Protection, it was notified during 2004 that in order to obtain renewal of the permit it would be required to establish a mine water treatment trust. Bellaire is currently negotiating the terms of the timing and amount of funds necessary to establish this trust. It is also expected that once this trust is fully funded, the income from the trust would then be utilized to fund the future cost of treatment of mine water drainage from the idled mining operations.

Resource Conservation and Recovery Act

The Resource Conservation and Recovery Act affects coal mining operations by establishing requirements for the treatment, storage and disposal of wastes, including hazardous wastes. Coal mine wastes, such as overburden and coal cleaning wastes, currently are exempted from hazardous waste management.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act and similar state laws create liabilities for the investigation and remediation of releases of hazardous substances into the environment and for damages to natural resources. The Company also must comply with reporting requirements under the Emergency Planning and Community Right-to-Know Act and the Toxic Substances Control Act.

From time to time, the Company has been the subject of administrative proceedings, litigation and investigations relating to environmental matters.

The Company's subsidiary, Sabine, has been named as a potentially responsible party for cleanup costs under the so-called Superfund law at a third-party site where Sabine disposed of nonhazardous waste oil in the past. The Company believes that Sabine's liability will be de minimis.

The magnitude of the liability and the cost of complying with environmental laws cannot be predicted with certainty due to the lack of specific information available with respect to many sites, the potential for new or changed laws and regulations and for the development of new remediation technologies and the uncertainty regarding the timing of work with respect to particular sites. As a result, the Company may incur material liabilities or costs related to environmental matters in the future, and such environmental liabilities or costs could adversely affect the Company's results of operations and financial condition. In addition, there can be no assurance that changes in laws or regulations would not affect the manner in which NACoal is required to conduct its operations.

Competition

The coal industry competes with other sources of energy, particularly oil, gas, hydro-electric power and nuclear power. Among the factors that affect competition are the price and availability of oil and natural gas, environmental considerations, the time and expenditures required to develop new energy sources, the cost of transportation, the cost of compliance with governmental regulation of operations, the impact of federal and state energy policies and the current trend toward deregulation of energy markets. The ability of NACoal to market and develop its reserves will depend upon the interaction of these factors.

Based on industry information, NACoal believes it was one of the ten largest coal producers in the United States in 2007 based on total coal tons produced.

Employees

As of January 31, 2008, NACoal had approximately 1,500 employees, including approximately 900 employees at the unconsolidated project mining subsidiaries. NACoal believes its current labor relations with employees are satisfactory.

Item 1A. RISK FACTORS

NMHG

The cost of raw materials used by NMHG's products has and may continue to fluctuate, which could materially reduce the Company's profitability.

At times, NMHG Wholesale has experienced significant increases in its materials costs, primarily as a result of global increases in industrial metals including steel, lead and copper and other commodity prices including rubber, as a result of increased demand and limited supply. NMHG manufactures products that include raw materials that consist of steel, rubber, castings and counterweights. NMHG also purchases parts provided by suppliers that are manufactured from castings and steel or contain lead. The cost of these parts is impacted by the same economic conditions that impact the cost of the parts that NMHG manufactures. The cost to manufacture lift trucks and related service parts has been and will continue to be affected by fluctuations in prices for these raw materials. If costs of these raw materials increase, the Company's profitability could be reduced.

The pricing and costs of NMHG's products have been and may continue to be impacted by foreign currency fluctuations, which could materially increase the Company's costs, result in material exchange losses and materially reduce operating margins.

Because NMHG conducts transactions in various foreign currencies, including the euro, the British pound sterling, the Australian dollar and the Japanese yen, its lift truck pricing is subject to the effects of fluctuations in the value of these foreign currencies and fluctuations in the related currency exchange rates. As a result, NMHG's sales have historically been affected by, and may continue to be affected by, these fluctuations. In addition, exchange rate movements between currencies in which NMHG purchases materials and components and manufactures certain of its products and the currencies in which NMHG sells those products have been affected by and may continue to result in exchange losses that could materially reduce operating margins. Furthermore, NMHG's hedging contracts may not offset current risks from changes in currency exchange rates.

NMHG's lift truck business is cyclical. Any downturn in the general economy could result in significant decreases in the Company's revenue and profitability and an inability to sustain or grow the business.

NMHG's lift truck business historically has been cyclical. Fluctuations in the rate of orders for lift trucks reflect the capital investment decisions of NMHG's customers, which depend to a certain extent on the general level of economic activity in the various industries that the lift truck customers serve. During economic downturns, customers tend to delay new lift truck and parts purchases. Consequently, NMHG has experienced, and in the future may continue to experience, significant fluctuations in its revenues and net income. If there is a downturn in the general economy, or in the industries served by NMHG's lift truck customers, the Company's revenue and profitability could decrease significantly and the Company may not be able to sustain or grow the business.

NMHG depends on a limited number of suppliers for specific critical components.

NMHG depends on a limited number of suppliers for some of its critical components, including diesel and gasoline engines and cast-iron counterweights used to counterbalance some lift trucks. Some of these critical components are imported and subject to regulation, such as inspection by the U.S. Department of Commerce. The Company's results of operations could be adversely affected if NMHG is unable to obtain these critical components, or if the costs of these critical components were to increase significantly, due to regulatory compliance or otherwise, and NMHG was unable to pass the cost increases on to its customers.

If the capital goods market worsens, the cost saving efforts implemented by NMHG may not be sufficient to achieve the benefits NMHG expects.

If the economy or the capital goods market declines, NMHG's revenues could decline. If revenues are lower than expected, the programs implemented at NMHG may not achieve the benefits NMHG expects. Furthermore, NMHG may be forced to take additional cost savings steps that could result in additional charges that materially adversely affect its ability to compete or implement its current business strategies.

If NMHG's current cost reduction and efficiency programs, including the introduction of new products, does not prove effective, the Company's revenues, profitability and market share could be significantly reduced.

Changes in the timing of implementation of its current cost reduction, efficiency and new product programs may result in a delay in the expected recognition of future costs and realization of future benefits. As such, if future industry demand levels are lower than historical industry demand cycles would indicate, the actual annual cost savings could be lower than expected. If NMHG is unable to successfully implement these programs, the Company's revenues, profitability and market share could be significantly reduced.

The failure of NMHG to compete effectively within its industry could result in a significant decrease in the Company's revenues and profitability.

NMHG experiences intense competition in the sale of lift trucks and aftermarket parts. Competition in the lift truck industry is based primarily on strength and quality of dealers, brand loyalty, customer service, new lift truck sales prices, availability of products and aftermarket parts, comprehensive product line offerings, product performance, product quality and features and the cost of ownership over the life of the lift truck. NMHG competes with several global full-line manufacturers that operate in all major markets. These manufacturers may have greater financial resources and less debt than NMHG, which may enable them to commit larger amounts of capital in response to changing market conditions, and lower costs of manufacturing. If NMHG fails to compete effectively, the Company's revenues and profitability could be significantly reduced.

NMHG relies primarily on its network of independent dealers to sell its lift trucks and aftermarket parts and has no direct control over sales by those dealers to customers. Ineffective or poor performance by these independent dealers could result in a significant decrease in the Company's revenues and profitability and an inability by NMHG to sustain or grow the business.

NMHG relies primarily on independent dealers for sales of its lift trucks and aftermarket parts. Sales of NMHG's products are therefore subject to the quality and effectiveness of the dealers, who are generally not subject to NMHG's direct control. As a result, ineffective or poorly performing dealers could result in a significant decrease in the Company's revenues and profitability and NMHG may not be able to sustain or grow its business.

NMHG's actual liabilities relating to pending lawsuits may exceed its expectations.

NMHG is a defendant in pending lawsuits involving, among other things, product liability claims. NMHG cannot be sure that it will succeed in defending these claims, that judgments will not be rendered against NMHG with respect to any or all of these proceedings or that reserves set aside or insurance policies will be adequate to cover any such judgments. The Company could incur a charge to earnings if reserves prove to be inadequate or the average cost per claim or the number of claims exceed estimates, which could have a material adverse effect on the Company's results of operations and liquidity for the period in which the charge is taken and any judgment or settlement amount is paid.

NMHG has guaranteed, or is subject to repurchase or recourse obligations with respect to, financing arrangements of some of its customers.

Through arrangements with GECC and others, dealers and other customers are provided financing for new lift trucks in the United States and in major countries of the world outside of the United States. Through these arrangements, NMHG's dealers and certain customers are extended credit for the purchase of lift trucks to be placed in the dealer's floor plan inventory or the financing of lift trucks that are sold or leased to customers. For some of these arrangements, NMHG provides standby recourse obligations, guarantees or repurchase obligations such that it would become obligated in the event of default by the dealer or customer. Total amounts subject to these types of obligations at December 31, 2007 were $251.7 million. Generally, NMHG maintains a perfected security interest in the assets financed such that, in the event that it becomes obligated under the terms of the standby recourse obligations, guarantees or repurchase obligations, it may take title to the assets financed. NMHG cannot be certain, however, that the security interest will equal or exceed the amount of the standby recourse obligations, guarantees or repurchase obligations. In addition, NMHG cannot be certain that losses under the terms of the standby recourse obligations, guarantees or repurchase obligations will not exceed the reserves that it has set aside in its consolidated financial statements. The Company could incur a charge to earnings if its reserves prove to be inadequate, which could have a material adverse effect on the Company's results of operations and liquidity for the period in which the charge is taken.

NMHG is subject to risks relating to its foreign operations.

Foreign operations represent a significant portion of NMHG's business. NMHG expects revenue from foreign markets to continue to represent a significant portion of NMHG's total revenue. NMHG owns or leases manufacturing facilities in Brazil, Italy, Mexico, The Netherlands, Northern Ireland and Scotland, and owns interests in joint ventures with facilities in China, Japan and the Philippines. It also sells domestically produced products to foreign customers and sells foreign produced products to domestic customers. NMHG's foreign operations are subject to additional risks, which include:

- potential political, economic and social instability in the foreign countries in which NMHG operates;
- currency risks, see the risk factor titled "The pricing and costs of NMHG's products have been and may continue to be impacted by foreign currency fluctuations, which could materially increase the Company's costs, result in material exchange losses and materially reduce operating margins;"
- imposition of or increases in currency exchange controls;
- potential inflation in the applicable foreign economies;
- imposition of or increases in import duties and other tariffs on NMHG's products;
- imposition of or increases in foreign taxation of earnings and withholding on payments received by NMHG from its subsidiaries;
- regulatory changes affecting international operations; and
- stringent labor regulations.

Part of the strategy to expand NMHG's worldwide market share and decrease costs is strengthening its international distribution network and sourcing basic components in foreign countries. Implementation of this strategy may increase the impact of the risks described above and there can be no assurance that such risks will not have an adverse effect on the Company's revenues, profitability or market share.

NMHG's actual liabilities relating to environmental matters may exceed its expectations.

NMHG's manufacturing operations are subject to laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous substances. NMHG Retail's operations are particularly affected by laws and regulations relating to the disposal of cleaning solvents and wastewater and the use of and disposal of petroleum products from underground and above-ground storage tanks. If NMHG fails to comply with these laws or its environmental permits, then it could incur substantial costs, including cleanup costs, fines and civil and criminal sanctions. In addition, future changes to environmental laws could require NMHG to incur significant additional expense or restrict operations.

In addition, NMHG's products may be subject to laws and regulations relating to the protection of the environment, including those governing vehicle exhausts. Regulatory agencies in the United States and Europe have issued or proposed various regulations and directives designed to reduce emissions from spark ignited engines and diesel engines used in off-road vehicles, such as industrial lift trucks. These regulations require NMHG and other lift truck manufacturers to incur costs to modify designs and manufacturing processes and to perform additional testing and reporting.

NMHG is investigating or remediating historical contamination at some current and former sites caused by its operations or those of businesses it acquired. NMHG has also been named as a potentially responsible party for cleanup costs under the so-called Superfund law at several third-party sites where NMHG (or its predecessors) disposed of wastes in the past. Under the Superfund law and often under similar state laws, the entire cost of cleanup can be imposed on any one of the statutorily liable parties, without regard to fault. While NMHG is not currently aware that any material outstanding claims or obligations exist with regard to these sites, the discovery of additional contamination at these or other sites could result in significant cleanup costs that could have a material adverse effect on NMHG's financial conditions and results of operations.

In connection with any acquisition made by NMHG, NMHG could, under some circumstances, be held financially liable for or suffer other adverse effects due to environmental violations or contamination caused by prior owners of businesses NMHG has acquired. In addition, under some of the agreements through which NMHG has sold businesses or assets, NMHG has retained responsibility for certain contingent environmental liabilities arising from pre-closing operations. These liabilities may not arise, if at all, until years later and could require NMHG to incur significant additional expenses, which could materially adversely affect the Company's results of operations and financial condition.

NMHG may not be able to extend its joint venture and operating agreements with GECC.

NMHG is engaged in a joint venture with GECC to provide dealer and customer financing of new lift trucks in the United States. In addition, NMHG has entered into an operating agreement with GECC under which GECC provides leasing and financing services to Hyster® and Yale® dealers and their customers outside of the United States. These agreements expire December 31, 2008. If NMHG is unsuccessful in either extending or entering into new agreements with GECC upon the expiration of these contracts, the Company's profitability could decrease in the event NMHG is required to find alternative sources of financing for its dealers and customers.

Housewares

HBB depends on third-party suppliers for the manufacturing of all of its products, which subjects the Company to risks, including unanticipated increases in expenses, decreases in revenues and disruptions in the supply chain.

HBB is dependent on third-party suppliers for the manufacturing of all of its products. HBB's ability to select reliable suppliers who provide timely deliveries of quality products will impact its success in meeting customer demand. Any inability of HBB's suppliers to timely deliver products or any unanticipated changes in suppliers could be disruptive and costly to the Company. Any significant failure by HBB to obtain products on a timely basis at an affordable cost or any significant delays or interruptions of supply would have a material adverse effect on the Company's profitability.

Because HBB's suppliers are primarily based in China and Mexico, international operations subject the Company to additional risks including, among others:

- currency fluctuations;
- labor unrest;
- potential political, economic and social instability;
- lack of developed infrastructure;
- restrictions on transfers of funds;
- import and export duties and quotas;
- changes in domestic and international customs and tariffs;
- uncertainties involving the costs to transport products;
- long distance shipping routes dependent upon a small group of shipping and rail carriers;
- unexpected changes in regulatory environments;
- regulatory issues involved in dealing with foreign suppliers and in exporting and importing products;
- difficulty in complying with a variety of foreign laws;
- difficulty in obtaining distribution and support; and
- potentially adverse tax consequences.

The foregoing factors could have a material adverse effect on HBB's ability to maintain or increase the supply of products, which may result in material increases in expenses and decreases in revenues.

Increases in costs of products may materially reduce the Company's profitability.

Factors that are largely beyond the Company's control, such as movements in commodity prices for the raw materials needed by suppliers of HBB's products, may affect the cost of products, and HBB may not be able to pass those costs on to its customers. As an example, HBB's products require a substantial amount of plastic. Because the primary resource used in plastic is petroleum, the cost and availability of plastic varies to a great extent with the price of petroleum. In recent years, the prices of petroleum, as well as steel, aluminum and copper have increased significantly. These price increases may materially reduce the Company's profitability.

HBB is dependent on key customers and the loss of, or significant decline in business from, one or more of its key customers could materially reduce its revenues and profitability and its ability to sustain or grow its business.

HBB relies on several key customers. Its five largest customers accounted for approximately 58%, 57% and 58% of net sales for the years ended December 31, 2007, 2006 and 2005, respectively. Wal-Mart accounted for approximately 37%, 37% and 39% of HBB's net sales in 2007, 2006 and 2005, respectively. Although HBB has long-established relationships with many customers, it does not have any long-term supply contracts with these customers, and purchases are generally made using individual purchase orders. A loss of any key customer could result in significant decreases in HBB's revenues and profitability and an inability to sustain or grow its business.

HBB must receive a continuous flow of new orders from its large, high-volume retail customers; however, it may be unable to continually meet the needs of those customers. In addition, failure to obtain anticipated orders or delays or cancellations of orders or significant pressure to reduce prices from key customers could impair its ability to sustain or grow its business.

As a result of dependence on its key customers, HBB could experience a material adverse effect on its revenues and profitability if any of the following were to occur:

- the insolvency or bankruptcy of any key customer;
- a declining market in which customers materially reduce orders or demand lower prices; or
- a strike or work stoppage at a key customer facility, which could affect both its suppliers and customers.

If HBB were to lose, or experience a significant decline in business from, any major retail customer or if any major retail customers were to go bankrupt, HBB might be unable to find alternate distribution sources.

Housewares' business is sensitive to the strength of the U.S. retail market and weakness in this market could adversely affect its business.

The strength of the retail economy in the United States has a significant impact on Housewares' performance. Weakness in consumer confidence and poor financial performance by mass merchandisers, warehouse clubs, department stores or any of Housewares' other customers would result in lost revenues. A general slowdown in the retail sector would result in additional pricing and marketing support pressures on Housewares.

The increasing concentration of HBB's small electric household appliance sales among a few retailers and the trend toward private label brands could materially reduce revenues and profitability.

With the growing trend towards the concentration of HBB's small electric household appliance sales among a few retailers, HBB is increasingly dependent upon fewer customers whose bargaining strength is growing as a result of this concentration. HBB sells a substantial quantity of products to mass merchandisers, national department stores, variety store chains, drug store chains, specialty home retailers and other retail outlets. These retailers generally purchase a limited selection of small electric household appliances. As a result, HBB competes for retail shelf space with its competitors. In addition, certain of HBB's larger customers use their own private label brands on household appliances that compete directly with some of HBB's products. As the retailers in the small electric household appliance industry become more concentrated, competition for sales to these retailers may increase, which could materially reduce the Company's revenues and profitability.

The small electric household and commercial appliance industry is consolidating, which could reduce HBB's ability to successfully secure product placements at key customers and limit its ability to sustain a cost competitive position in the industry.

Over the past several years, the small electric household and commercial appliance industry has undergone substantial consolidation, and further consolidation is likely. As a result of this consolidation, the small electric household and commercial appliance industry primarily consists of a limited number of large distributors. To the extent that HBB does not continue to be a major participant in the small electric household and commercial appliance industry, its ability to compete effectively with these larger distributors could be negatively impacted. As a result, this condition could reduce HBB's ability to successfully secure product placements at key customers and limit the ability to sustain a cost competitive position in the industry.

HBB's inability to compete effectively with competitors in its industry, including large established companies with greater resources, could result in lost market share and decreased revenues.

The small electric household and commercial appliance industry does not have onerous entry barriers. As a result, HBB competes with many small manufacturers and distributors of housewares products. Additional competitors may also enter this market and cause competition to intensify. For example, some of HBB's customers have expressed interest in sourcing, or expanding the extent of sourcing, small electric household and commercial appliances directly from manufacturers in Asia. The Company believes that competition is based upon several factors, including product design and innovation, quality, price, product features, merchandising, promotion and warranty. If HBB fails to compete effectively with these manufacturers and distributors, it could lose market share and experience a decrease in revenues, which would adversely affect the Company's results of operations.

HBB also competes with established companies, a number of which have substantially greater facilities, personnel, financial and other resources. In addition, HBB competes with retail customers, who use their own private label brands, and importers and foreign manufacturers of unbranded products. Some competitors may be willing to reduce prices and accept lower profit margins to compete with HBB. As a result of this competition, HBB could lose market share and revenues.

The market for Housewares' products is highly seasonal and dependent on consumer spending, which could result in significant variations in the Company's revenues and profitability.

Sales of Housewares' products are related to consumer spending. Any downturn in the general economy or a shift in consumer spending away from small electric household appliances would adversely affect its business. In addition, the market for small electric household appliances is highly seasonal in nature. Housewares often recognizes a substantial portion of its sales in the last half of the year. Accordingly, quarter-to-quarter comparisons of past operating results of HBB are meaningful, if at all, only when comparing equivalent time periods. Any economic downturn, decrease in consumer spending or a shift in consumer spending away from small electric household appliances could significantly reduce revenues and profitability.

North American Coal

Termination of long-term mining sales contracts could materially reduce the Company's revenues and profitability.

Substantially all of NACoal's revenues and profits are derived from long-term mining sales contracts. The contracts for NACoal's project mining subsidiaries permit the customer under some conditions of default to acquire the assets or stock of the project mining subsidiary for an amount roughly equal to book value. In one case, the customer may elect to acquire the stock of the subsidiary upon a specified period of prior notice, for any reason, in exchange for payments to NACoal on coal mined at that facility in the future. If any of NACoal's long-term mining contracts were terminated, revenues and profitability could be materially reduced to the extent that NACoal is unable to find alternative customers at the same level of profitability.

NACoal's unconsolidated project mining subsidiaries are subject to risks created by changes in customer demand, inflationary adjustments and tax rates.

The contracts with the unconsolidated project mining subsidiaries' utility customers allow each mine to sell lignite coal at a price based on actual cost plus an agreed pre-tax profit per ton. Unconsolidated project mining subsidiary customers pay on a cost-plus basis only for the coal that they consume and use. As a result, reduced coal usage by customers, including, but not limited to, unanticipated weather conditions and scheduled and unscheduled power plant outages, could have an adverse impact on the Company's results of operations. Because of the contractual price formulas for the sale of coal and mining services by these unconsolidated project mining subsidiaries, the profitability of these operations is also subject to fluctuations in inflationary adjustments (or lack thereof) that can impact the per ton profit or management fee paid for the coal and taxes applicable to NACoal's income on that coal.

NACoal's other mining operations, including its consolidated mining operations, are subject to risks created by its capital investment in the mines, the costs of mining the coal and the dragline mining equipment, in addition to risks created by changes in customer demand, inflationary adjustments and tax rates.

The consolidated mining operations are comprised of San Miguel, Red River, MLMC, dragline mining services, royalties from mineral leases to other mining companies and other activities. The profitability of these consolidated mining operations is subject to the risk of loss of its investment in these mining operations, as well as increases in the cost of mining the coal. Except at San Miguel, the costs of the consolidated mining operations are not passed on to its customers. As such, increased costs at these operations would materially reduce NACoal's profitability. NACoal's operations are also subject to customer demand, including but not limited to fluctuations in demand due to unanticipated weather conditions, the emergence of unidentified adverse mining conditions, power plant outages, inflationary adjustments and tax risks described above with respect to its unconsolidated project mining subsidiaries. These factors could materially reduce NACoal's profitability.

Mining operations are vulnerable to weather and other conditions that are beyond NACoal's control.

Many conditions beyond NACoal's control can decrease the delivery, and therefore the use, of lignite coal to NACoal's customers. These conditions include weather, the emergence of unidentified adverse mining conditions, unexpected maintenance problems and increased costs of replacement parts which could significantly reduce the Company's revenues and profitability.

Government regulations could impose costly requirements on NACoal.

The coal mining industry is subject to regulation by federal, state and local authorities on matters concerning the health and safety of employees, land use, permit and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. Legislation mandating certain benefits for current and retired coal miners also affects the industry. Mining operations require numerous governmental permits and approvals. NACoal is required to prepare and present to federal, state or local authorities data pertaining to the impact that production of coal may have upon the environment. Compliance with these requirements may be costly and time-consuming.

New legislation and/or regulations and orders may materially adversely affect NACoal's mining operations or its cost structure. New legislation, including proposals related to environmental protection that would further regulate and tax the coal industry, may also require NACoal or its customers to change operations significantly or incur increased costs. Possible limitations on carbon emissions and requirements for a specific mix of fuel sources for energy generation methods may reduce potential coal demand. All of these factors could significantly reduce the Company's revenues and profitability.

NACoal is subject to federal and state mining regulations, which place a burden on it.

Federal and state statutes require NACoal to restore mine property in accordance with specified standards and an approved reclamation plan, and require that NACoal obtain and periodically renew permits for mining operations. Regulations require NACoal to incur the cost of reclaiming current mine disturbance. Although the Company believes that appropriate accruals have been recorded for all expected reclamation and other costs associated with closed mines, future profitability would be adversely affected if accruals for these costs are later determined to be insufficient or if changed conditions, including adverse judicial proceedings or revised assumptions, require a change in these reserves.

NACoal's operations are impacted by the Clean Air Act Amendments on coal consumption.

The Clean Air Act and corresponding state laws that regulate emissions of materials into the air, affect coal mining operations both directly and indirectly. Measures intended to improve air quality extensively regulate the emissions of sulfur dioxide, nitrogen oxide and other substances by coal-fueled utility power plants, which are NACoal's primary customers. Those measures could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future. Any reduction in coal's share of the capacity for power generation could significantly reduce the

Company's revenues and profitability. NACoal cannot predict how present or future regulations will affect the coal industry in general and NACoal in particular. It is possible that the new air quality standards under the Clean Air Act and any other future regulatory provisions will materially increase the costs of doing business and reduce consumption of and demand for coal by NACoal's customers.

In May 2005, the EPA published the CAMR which regulates the emission of mercury from coal-fired power plants. CAMR is a two phase cap and trade regulation with phase one being implemented in 2010 and phase two in 2018. Affected electrical generating units will be able to meet these regulations by, among other things, switching to lower mercury fuels, installing mercury control devices or purchasing mercury emissions allowances. Mercury control devices are just beginning to be demonstrated on a commercial scale; therefore, their efficiency and cost of operation is uncertain at this time.

On February 8, 2008, the U.S. Court of Appeals for the D.C. Circuit struck down the CAMR, on the grounds that the EPA did not follow the appropriate process under the Clean Air Act to reverse the decision to list coal-fired power plants as a category of sources for regulation under the hazardous air pollutant provisions of the Clean Air Act. It is uncertain at this time if the EPA will appeal the decision.

If the Court's decision striking down the CAMR is upheld, it will result in more stringent regulation of mercury emissions from all coal-fired power plants. The extent of the affect on these plants will depend upon the type of control technology that the EPA requires and whether the EPA subcategorizes coal by rank. Lignite coal typically has a greater mercury content than higher rank coals; consequently, failure by the EPA to subcategorize coals by rank could have a disproportionately adverse affect on plants that burn lignite coal and the demand for lignite coal may decrease.

Mercury control devices are just beginning to be demonstrated on a commercial scale; therefore, their efficiency and cost of operation is uncertain at this time. The cost of controlling mercury emissions will be significant and emission allowances may become more expensive as their availability declines. Switching to other fuels may require expensive modifications to existing plants. The extent to which NACoal's electric utility customers switch to lower mercury coal or other low-mercury fuel could materially affect the Company if NACoal cannot offset the cost of mercury removal by lowering the costs of delivery of its coal on an energy equivalent basis. There can be no assurance that the Company will be able to offset these costs, which if incurred, could significantly reduce the Company's profitability.

The EPA promulgated the CAIR in May 2005. This rule requires reduction of nitrogen oxides and sulfur dioxides in 29 eastern states including Texas, Louisiana and Mississippi. CAIR requires more reductions in the emissions from power plants than the acid rain program, which is the current emission control regulation. Affected power plants will be required to install emission control devices, switch to lower emission fuels, or purchase emission allowances.

The EPA promulgated the CAVR in June 2005. This rule requires power plants not covered by CAIR to install Best Available Retrofit Technology equipment to control emissions that cause haze and reduce visibility. The emissions include sulfur dioxide, nitrogen oxides and fine particulate matter.

Legislation that could regulate other air pollutants, including carbon dioxide, has been proposed. While the details of all of these proposed initiatives vary, there appears to be a movement towards increased regulation of power plant air pollutants. If any of these initiatives were enacted into law, power plants could choose to shift away from coal as a fuel source to meet these requirements.

Because coal mining operations emit particulate matter, NACoal's mining operations may be affected directly when the states revise their implementation plans to comply with the stricter standards for particulate matter and ozone. State and federal regulations relating to the new standards may restrict NACoal's ability to develop new mines or could require it to modify its existing operations. The extent of the potential direct impact of the new standards on the coal industry will depend on the policies and control strategies associated with the state implementation process, but could increase NACoal's costs of doing business and significantly reduce the Company's profitability.

NACoal is subject to the high costs and risks involved in the development of new coal and dragline mining projects.

From time to time, NACoal seeks to develop new coal and dragline mining projects. The costs and risks associated with such projects can be substantial.

General

The Company may become subject to claims under foreign laws and regulations, which may be expensive, time consuming and distracting.

Because the Company has employees, property and business operations outside of the United States, the Company is subject to the laws and the court systems of many jurisdictions. The Company may become subject to claims outside the United States based in foreign jurisdictions for violations of their laws with respect to the foreign operations of NMHG and HBB. In addition, these laws may be changed or new laws may be enacted in the future. International litigation is often expensive, time consuming and distracting. As a result, any of these risks could significantly reduce the Company's profitability and its ability to operate its businesses effectively.

The Company is dependent on key personnel and the loss of these key personnel could significantly reduce its profitability.

The Company is highly dependent on the skills, experience and services of its respective key personnel and the loss of key personnel could have a material adverse effect on its business, operating results and financial condition. Employment and retention of qualified personnel is important to the successful conduct of the Company's business. Therefore, the Company's success also depends upon its ability to recruit, hire, train and retain additional skilled and experienced management personnel. The Company's inability to hire and retain personnel with the requisite skills could impair its ability to manage and operate its business effectively and could significantly reduce its profitability.

The amount and frequency of dividend payments made on NACCO's common stock could change.

The Board of Directors has the power to determine the amount and frequency of the payment of dividends. Decisions regarding whether or not to pay dividends and the amount of any dividends are based on earnings, capital and future expense requirements, financial conditions, contractual limitations and other factors the Board of Directors may consider. Accordingly, holders of NACCO's common stock should not rely on past payments of dividends in a particular amount as an indication of the amount of dividends that will be paid in the future.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

A. NACCO

NACCO currently leases its corporate headquarters' office space in Mayfield Heights, Ohio, a suburb of Cleveland, Ohio.

B. NMHG

1. NMHG Wholesale

The following table presents the principal assembly, manufacturing, distribution and office facilities that NMHG owns or leases for use in the wholesale operations:

Region	Facility Location	Owned/ Leased	Function(s)
Americas	Berea, Kentucky	Owned	Assembly of lift trucks and manufacture of component parts
	Danville, Illinois	Owned	Americas parts distribution center
	Greenville, North Carolina	Owned	Divisional headquarters and marketing and sales operations for Hyster® and Yale® in Americas; Americas warehouse development center; assembly of lift trucks and manufacture of component parts
	Portland, Oregon	Owned	Counterbalanced development center for design and testing of lift trucks, prototype equipment and component parts
	Portland, Oregon	Leased	Manufacture of production tooling and prototype units
	Portland, Oregon	Leased	Global headquarters
	Ramos Arizpe, Mexico	Owned	Manufacture of component parts for lift trucks
	Sao Paulo, Brazil	Owned	Assembly of lift trucks and marketing operations for Brazil
	Sulligent, Alabama	Owned	Manufacture of component parts for lift trucks
Europe	Craigavon, Northern Ireland	Owned	Manufacture of lift trucks; cylinder and transmission assembly; mast fabrication and assembly for Europe
	Fleet, England	Leased	Hyster® and Yale® marketing and sales operations in Europe
	Irvine, Scotland	Owned	Divisional headquarters; assembly of lift trucks, mast manufacturing and assembly
	Modena, Italy	Leased	Assembly of lift trucks
	Masate, Italy	Leased	Assembly of lift trucks; European warehouse development center

Region	Facility Location	Owned/ Leased	Function(s)
	Nijmegen, The Netherlands	Owned	Big trucks development center; manufacture and assembly of big trucks and component parts; European parts distribution center
Asia	Shanghai, China	Owned (1)	Assembly of lift trucks by Shanghai Hyster joint venture
	Sydney, Australia	Leased	Divisional headquarters and sales and marketing for Asia-Pacific; Asia-Pacific parts distribution center
India	Pune, India	Leased	Engineering design services

(1) This facility is owned by Shanghai Hyster Forklift Ltd., NMHG's Chinese joint venture company.

SN's operations are supported by five facilities. SN's headquarters are located in Obu, Japan at a facility owned by SN. The Obu facility also has assembly and distribution capabilities. In Cavite, the Philippines, SN owns a facility for the manufacture of frames for SN products. As a result of the acquisition of a retail operation, SN also has two dealerships in Japan.

2. NMHG Retail

As of January 31, 2008, NMHG Retail's four dealer operations were in 21 locations. Of these locations, four were in Europe and 17 were in Asia-Pacific, as shown below:

Europe	Asia-Pacific
United Kingdom (4)	Australia (16)
	Singapore (1)

Dealer locations generally include facilities for displaying equipment, storing rental equipment, servicing equipment, aftermarket parts storage and sales and administrative offices. NMHG leases all 21 locations. Some of the leases were entered into or assumed in connection with acquisitions and many of the lessors under these leases are former owners of businesses that NMHG acquired.

C. NACCO Housewares Group

The following table presents the principal distribution and office facilities owned or leased by HBB:

Facility Location	Owned/ Leased	Function(s)
Glen Allen, Virginia	Leased	Corporate headquarters
Memphis, Tennessee	Leased	Distribution center
Mexico City, Mexico	(1)	Distribution center
Picton, Ontario, Canada	Leased	Distribution center
Southern Pines, North Carolina	Owned	Service center for customer returns; catalog distribution center; parts distribution center
Shenzhen, China	Leased	Representative office
Toronto, Ontario, Canada	Leased	Hamilton Beach Brands Canada sales and administration headquarters
Washington, North Carolina	Leased	Customer service center

(1) This facility is managed by a third-party distribution provider.

Sales offices are also leased in several cities in the United States, Canada and Mexico.

KC currently leases its corporate headquarters building, a warehouse/distribution facility and a retail store in Chillicothe, Ohio. The LGC distribution center is managed by a third-party distribution provider. KC leases the remainder of its retail stores. A typical Kitchen Collection® store is approximately 3,000 square feet and a typical Le Gourmet Chef® store is approximately 4,400 square feet.

D. NACoal

NACoal currently leases its corporate headquarters office space in Dallas, Texas. NACoal's proven and probable coal reserves and deposits (owned in fee or held under leases, which generally remain in effect until exhaustion of the reserves if mining is in progress) are estimated at approximately 2.3 billion tons (including the unconsolidated project mining subsidiaries), all of which are lignite coal deposits, except for approximately 47.8 million tons of bituminous coal. Reserves are estimates of quantities of coal, made by NACoal's geological and engineering staff, which are considered mineable in the future using existing operating methods. Developed reserves are those which have been allocated to mines which are in operation; all other reserves are classified as undeveloped. Information concerning mine type, reserve data and coal quality characteristics for NACoal's properties are set forth on the table on page 10 under "Item 1. Business -- C. North American Coal -- Sales, Marketing and Operations."

Item 3. LEGAL PROCEEDINGS

Neither the Company nor any of its subsidiaries is a party to any material legal proceeding other than ordinary routine litigation incidental to its respective business.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders of the Company.

Item 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

The information under this Item is furnished pursuant to Instruction 3 to Item 401(b) of Regulation S-K.

There exists no arrangement or understanding between any executive officer and any other person pursuant to which such executive officer was elected. Each executive officer serves until his or her successor is elected and qualified.

The following tables set forth the name, age, current position and principal occupation and employment during the past five years of the Company's executive officers.

EXECUTIVE OFFICERS OF THE COMPANY

Name	Age	Current Position	Other Positions
Alfred M. Rankin, Jr.	66	Chairman, President and Chief Executive Officer of NACCO (from prior to 2003)	
Charles A. Bittenbender	58	Vice President, General Counsel and Secretary of NACCO (from prior to 2003)	
J.C. Butler, Jr.	47	Vice President – Corporate Development and Treasurer of NACCO (from prior to 2003)	
Mary D. Maloney	45	Assistant General Counsel (from October 2005) and Assistant Secretary of NACCO (from May 2007)	From prior to 2003 to October 2005, Partner, Jones Day (law firm).
Lauren E. Miller	53	Vice President – Consulting Services of NACCO (from prior to 2003)	
Kenneth C. Schilling	48	Vice President and Controller of NACCO (from prior to 2003)	
Constantine E. Tsipis	49	Assistant General Counsel and Assistant Secretary of NACCO (from prior to 2003)	

PRINCIPAL OFFICERS OF THE COMPANY'S SUBSIDIARIES

A. NMHG

Name	Age	Current Position	Other Positions
Michael P. Brogan	57	President and Chief Executive Officer of NMHG (from June 2006)	From October 2005 to June 2006, Executive Vice President of NMHG. From April 2004 to October 2005, Senior Vice President, International Operations and Development of NMHG. From prior to 2003 to April 2004, Senior Vice President, Product Development and Procurement of NMHG.
Gregory J. Dawe	59	Vice President, Special Projects (from September 2007)	From January 2005 to September 2007, Vice President, Manufacturing Americas. From prior to 2003 to January 2005, Vice President Manufacturing and Quality Strategy.
James W. Donoghue	49	Vice President, Marketing and Distribution, Americas (from April 2006)	From prior to 2003 to March 2006, Vice President of Global Marketing and Business Development, Ingersoll-Rand Company (a diversified industrial company).
Daniel P. Gerrone	58	Controller of NMHG (from prior to 2003)	
Jeffrey C. Mattern	55	Treasurer of NMHG (from prior to 2003)	
Ralf A. Mock	52	Managing Director, Europe, Africa and Middle East (from February 2006)	From January 2005 to February 2006, Independent Business Consultant. From prior to 2003 to January 2005, President, Villeroy & Boch AG (an international industrial enterprise).
James M. Phillips	59	Vice President, Human Resources (from prior to 2003)	
Rajiv K. Prasad	44	Vice President, Global Product Development (from July 2007)	From November 2005 to June 2007, Vice President Global Product Development. From March 2004 to October 2005, Director, Engineering, International Truck and Engine Corporation (an industrial company). From prior to 2003 to March 2004, Director – Product and Business Operations, Lear Corporation, Ford Europe Customer Division, UK (an industrial company).
Victoria L. Rickey	55	Vice President, Chief Marketing Officer of NMHG (from February 2006)	From October 2005 to February 2006, Vice President, Marketing of NMHG. From December 2004 to October 2005, Vice President, Marketing and Retail Operations, EAME of NMHG. From prior to 2003 to December 2004, Vice President, Chief Strategy Officer of NMHG.
Michael E. Rosberg	58	Vice President, Global Supply Chain (from November 2006)	From June 2005 to February 2006, Vice President of Supply Chain Management, Brunswick Boat Group (an industrial company). From prior to 2003 to June 2005, Vice President of International Procurement, Maytag Corporation (an international industrial enterprise).
Michael K. Smith	63	Vice President, Finance and Information Systems and Chief Financial Officer of NMHG (from prior to 2003)	
Colin Wilson	53	Vice President and Chief Operating Officer of NMHG (from October 2005)	From prior to 2003 to October 2005, Vice President of NMHG; President, Americas of NMHG.

PRINCIPAL OFFICERS OF THE COMPANY'S SUBSIDIARIES

B. NACCO HOUSEWARES GROUP

1. HBB

Name	Age	Current Position	Other Positions
Michael J. Morecroft	65	President and Chief Executive Officer of HBB (from prior to 2003)	
Keith B. Burns	51	Vice President – Engineering and Product Development of HBB (from May 2007)	From prior to 2003 to May 2007, Vice President – Engineering and New Product Development
Kathleen L. Diller	56	Vice President, General Counsel and Secretary of HBB (from May 2007)	From June 2006 to May 2007, Vice President, General Counsel and Human Resources, and Secretary of HBB. From February 2005 to June 2006, Vice President, General Counsel and Human Resources of HBB. From prior to 2003 to February 2005, Vice President, General Counsel and Secretary of HBB.
Gregory E. Salyers	47	Vice President, Operations of HBB (from May 2007)	From February 2005 to May 2007, Vice President – Operations and Information Systems of HBB. From June 2003 to February 2005, Vice President – Operations of HBB. From prior to 2003 to June 2003, Vice President, Customer Operations of HBB.
Paul C. Smith	61	Senior Vice President, Sales of HBB (from prior to 2003)	
James H. Taylor	50	Vice President, Chief Financial Officer and Treasurer of HBB (from January 2007)	From February 2005 to January 2007, Vice President – Finance and Treasurer of HBB. From prior to 2003 to February 2005, Vice President – Treasurer of HBB.
Gregory H. Trepp	46	Vice President, Marketing of HBB (from prior to 2003)	

2. KC

Name	Age	Current Position	Other Positions
Randolph J. Gawelek	60	President and Chief Executive Officer of KC (from prior to 2003)	

PRINCIPAL OFFICERS OF THE COMPANY'S SUBSIDIARIES

C. NACOAL

Name	Age	Current Position	Other Positions
Robert L. Benson	60	President and Chief Executive Officer of NACoal (from March 2006)	From September 2005 to March 2006, Executive Vice President and Chief Operating Officer of NACoal. From prior to 2003 to September 2005, Vice President – Eastern and Southern Operations of NACoal; General Manager of MLMC.
Bob D. Carlton	50	Vice President – Financial Services (from March 2005)	From prior to 2003 to June 2006, Controller of NACoal. From prior to 2003 to March 2005, Director of Tax of NACoal.
Douglas L. Darby	56	Vice President – Engineering and Eastern Operations of NACoal (from June 2006)	From prior to 2003 to June 2006, President of Sabine.
Michael J. Gregory	60	Vice President – Southern Operations and Human Resources of NACoal (from June 2006)	From March 2003 to June 2006, General Manager of San Miguel. From prior to 2003 to March 2003, Manager of Sales and Marketing of NACoal.
K. Donald Grischow	60	Treasurer of NACoal (from prior to 2003)	
Thomas A. Koza	61	Vice President – Law and Administration, and Secretary of NACoal (from prior to 2003)	
Dan W. Swetich	62	Vice President – Northern Operations of NACoal (from June 2006) and President of Falkirk (from prior to 2003).	

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

NACCO's Class A common stock is traded on the New York Stock Exchange under the ticker symbol "NC." Because of transfer restrictions, no trading market has developed, or is expected to develop, for the Company's Class B common stock. The Class B common stock is convertible into Class A common stock on a one-for-one basis. The high and low market prices for the Class A common stock and dividends per share for both classes of common stock for each quarter during the past two years are presented in the table below:

	2007		
	Sales Price		Cash
	High	Low	Dividend
First quarter	**$ 149.70**	**$ 126.90**	**48.00¢**
Second quarter	**$ 174.49**	**$ 137.42**	**50.00¢**
Third quarter	**$ 162.33**	**$ 95.68**	**50.00¢**
Fourth quarter	**$ 111.89**	**$ 88.04**	**50.00¢**

	2006		
	Sales Price		Cash
	High	Low	Dividend
First quarter	$ 156.80	$ 116.75	46.50¢
Second quarter	$ 172.45	$ 127.25	48.00¢
Third quarter	$ 142.99	$ 119.05	48.00¢
Fourth quarter	$ 153.85	$ 133.05	48.00¢

At December 31, 2007, there were approximately 325 Class A common stockholders of record and approximately 300 Class B common stockholders of record. See Note 20 to the Consolidated Financial Statements contained elsewhere in this Form 10-K for a discussion of the amount of NACCO's investment in subsidiaries that was restricted at December 31, 2007.

Sales of Unregistered Company Stock

Pursuant to the Non-Employee Directors' Equity Compensation Plan, the Company issued an aggregate of 1,899 shares of its Class A common stock on January 1, 2007, April 1, 2007, July 1, 2007 and October 1, 2007 for payment of a portion of the directors' annual retainer fee. In addition, pursuant to the terms of such plan, directors may elect to receive shares of Class A common stock in lieu of cash for up to 100% of the balance of their annual retainer, meeting attendance fees and any committee chairman's fees. An aggregate of 560 shares of Class A common stock were issued under voluntary elections on January 1, 2007, April 1, 2007, July 1, 2007 and October 1, 2007.

The issuance of these unregistered shares qualifies as an exempt transaction pursuant to Section 4(2) of the Securities Act of 1933.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of the Publicly Announced Program	(d) Maximum Number of Shares (or Approximate Dollar Value) that May Yet Be Purchased Under the Program (1)
Month #1 (October 1 to 31, 2007)	0	0	0	0
Month #2 (November 1 to 30, 2007)	0	0	0	$100,000,000
Month #3 (December 1 to 31, 2007)	0	0	0	$100,000,000
Total	0	0	0	$100,000,000

(1) On November 15, 2007, the Company announced that its Board of Directors had authorized a stock repurchase program (the "Program"). Under the terms of the Program, the Company may repurchase up to a total of $100.0 million of shares of the Company's Class A Common Stock. The Company may repurchase shares on the open market or in privately negotiated transactions, including block trades. The Program has no expiration date. During the fourth quarter of 2007, the Company did not make any purchases under the terms of the Program.

Item 6. SELECTED FINANCIAL DATA

	Year Ended December 31				
	2007	2006	2005	2004	2003
	(In millions, except per share data)				
Operating Statement Data:					
Revenues	**$ 3,602.7**	$ 3,349.0	$ 3,157.4	$ 2,782.6	$ 2,472.6
Operating profit	**$ 137.4**	$ 172.6	$ 108.0	$ 88.0	$ 117.2
Income before extraordinary gain and cumulative effect of accounting changes	**$ 89.3**	$ 93.4	$ 57.8	$ 47.4	$ 49.8
Extraordinary gain, net-of-tax[(1)]	**-**	12.8	4.7	0.5	1.8
Cumulative effect of accounting changes, net-of-tax[(2)]	**-**	-	-	-	1.2
Net income	**$ 89.3**	$ 106.2	$ 62.5	$ 47.9	$ 52.8
Basic earnings per share:					
Income before extraordinary gain and cumulative effect of accounting changes	**$ 10.81**	$ 11.34	$ 7.03	$ 5.77	$ 6.07
Extraordinary gain, net-of-tax[(1)]	**-**	1.56	0.57	0.06	0.22
Cumulative effect of accounting changes, net-of-tax[(2)]	**-**	-	-	-	0.15
Net income per basic share	**$ 10.81**	$ 12.90	$ 7.60	$ 5.83	$ 6.44
Diluted earnings per share:					
Income before extraordinary gain and cumulative effect of accounting changes	**$ 10.80**	$ 11.33	$ 7.03	$ 5.77	$ 6.07
Extraordinary gain, net-of-tax[(1)]	**-**	1.56	0.57	0.06	0.22
Cumulative effect of accounting changes, net-of-tax[(2)]	**-**	-	-	-	0.15
Net income per diluted share	**$ 10.80**	$ 12.89	$ 7.60	$ 5.83	$ 6.44

	Year Ended December 31				
	2007	2006	2005	2004	2003
	(In millions, except per share and employee data)				
Balance Sheet Data at December 31:					
Total assets	**$ 2,428.2**	$ 2,156.3	$ 2,094.0	$ 2,038.6	$ 1,839.8
Long-term debt	**$ 439.5**	$ 359.9	$ 406.2	$ 407.4	$ 363.2
Stockholders' equity	**$ 892.1**	$ 793.1	$ 703.3	$ 688.0	$ 637.0
Cash Flow Data:					
Provided by operating activities	**$ 81.6**	$ 173.5	$ 75.2	$ 126.2	$ 123.6
Used for investing activities	**$ (59.9)**	$ (35.3)	$ (56.3)	$ (40.3)	$ (43.1)
Provided by (used for) financing activities	**$ 64.4**	$ (105.8)	$ (1.8)	$ (4.1)	$ (71.9)
Other Data:					
Per share data:					
Cash dividends	**$ 1.980**	$ 1.905	$ 1.848	$ 1.675	$ 1.260
Market value at December 31	**$ 99.69**	$ 136.60	$ 117.15	$ 105.40	$ 89.48
Stockholders' equity at December 31	**$ 107.88**	$ 96.27	$ 85.50	$ 83.76	$ 77.63
Actual shares outstanding at December 31	**8.269**	8.238	8.226	8.214	8.206
Basic weighted average shares outstanding	**8.263**	8.234	8.223	8.212	8.204
Diluted weighted average shares outstanding	**8.272**	8.242	8.226	8.214	8.205
Total employees at December 31[3]	**10,600**	11,300	11,100	11,600	11,600

(1) An extraordinary gain was recognized in 2006, 2005, 2004 and 2003 as a result of a reduction to Bellaire's estimated closed mine obligations relating to amounts owed to the Fund arising as a result of the Coal Act. See further discussion in the NACCO and Other section of Management's Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.

(2) A cumulative effect of a change in accounting was recognized in 2003 as a result of the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations."

(3) Includes employees of the unconsolidated project mining subsidiaries.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
(Tabular Amounts in Millions, Except Per Share and Percentage Data)

OVERVIEW

NACCO Industries, Inc. (the parent company or "NACCO"), and its wholly owned subsidiaries (collectively, the "Company") operate in three principal industries: lift trucks, housewares and mining. Results of operations and financial condition are discussed separately by segment, which corresponds with the industry groupings. The Company manages its lift truck operations as two reportable segments: wholesale manufacturing and retail distribution. NACCO Housewares Group ("Housewares") also consists of two reportable segments: Hamilton Beach Brands, Inc. (formerly known as Hamilton Beach/Proctor-Silex, Inc.) ("HBB") and The Kitchen Collection, Inc. ("KC"). Results by segment are also summarized in Note 18 to the Consolidated Financial Statements contained elsewhere in this Form 10-K.

NMHG Holding Co. ("NMHG") designs, engineers, manufactures, sells, services and leases a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster® and Yale® brand names. NMHG manages its operations as two reportable segments: wholesale manufacturing ("NMHG Wholesale") and retail distribution ("NMHG Retail"). NMHG Wholesale includes the manufacture and sale of lift trucks and related service parts, primarily to independent and wholly owned Hyster® and Yale® retail dealerships. Lift trucks and component parts are manufactured in the United States, Northern Ireland, Scotland, The Netherlands, China, Italy, Japan, Mexico, the Philippines and Brazil. NMHG Retail includes the sale, leasing and service of Hyster® and Yale® lift trucks and related service parts by wholly owned retail dealerships. Housewares consists of two reportable segments: HBB, a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels located throughout the United States, Canada and Mexico, and KC, a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States. The North American Coal Corporation and its affiliated coal companies (collectively "NACoal") mine and market lignite coal primarily as fuel for power generation and provide selected value-added mining services for other natural resources companies in the United States. Lignite coal is delivered from NACoal's mines in Texas, North Dakota, Louisiana and Mississippi to adjacent or nearby power plants. Dragline mining services are provided for independently owned limerock quarries in Florida.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities (if any). On an ongoing basis, the Company evaluates its estimates, including those related to product discounts and returns, bad debts, inventories, income taxes, warranty obligations, product liabilities, restructuring, closed-mine obligations, pensions and other post-retirement benefits, and contingencies and litigation. The Company bases its estimates on historical experience, actuarial valuations and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Product liabilities: The Company provides for the estimated cost of personal and property damage relating to the Company's products based on a review of the Company's historical experience and consideration of any known trends. Reserves are recorded for estimates of the costs for known claims and estimates of the costs of incidents that have occurred but for which a claim has not yet been reported to the Company, in excess of available insurance coverage. While the Company engages in extensive product quality reviews and customer education programs, the Company's product liability provision is affected by the number and magnitude of claims of alleged product-related damage and the cost to defend those claims. In addition, the Company's estimates regarding the magnitude of claims are affected by changes in assumptions regarding medical costs, inflation rates and trends in damages awarded by juries. Changes in the Company's assumptions regarding any one of these factors could result in a change in the estimate of the magnitude of claims. A one percent increase in the estimate of the number of claims or the magnitude of claims would increase the Company's product liability reserve and reduce operating profit by approximately $0.2 million. During 2007 and 2006, as part of its periodic review of product liability estimates, the Company reduced its product liability accrual by $6.7 million and $10.7 million, respectively. These changes in estimate were based upon historical trends identified within recent favorable claim settlement experience that indicated both the frequency and severity of claim estimates should be reduced. The reduction in the product liability accrual is primarily the result of a reduction in the estimate of the number of claims that have been incurred but not reported and the average cost per claim. This adjustment is not necessarily indicative of trends or adjustments that may be required in the future to adjust the product liability accrual and although there can be no assurances, the Company is not aware of any circumstances that would be reasonably likely to materially change our estimates in the future.

Goodwill: In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company is required to test goodwill for impairment at least annually. To test goodwill for impairment, the Company is required to estimate the fair value of each of its reporting units. Since quoted market prices in an active market are not available for the Company's reporting units, the Company uses other valuation techniques. The Company has developed a model to estimate the fair value of the reporting units, primarily incorporating a discounted cash flow valuation technique.

This model incorporates the Company's estimates of future cash flows, allocations of certain assets and cash flows among reporting units, future growth rates and management's judgment regarding the applicable discount rates used to discount those estimated cash flows. The estimates and projections used in the estimate of fair value are consistent with the Company's past performance and its current annual operating and long-range plans. Changes to these estimates and projections could result in a significantly different estimate of the fair value of the reporting units which could result in an impairment of goodwill. For the Company's annual impairment test, if the Company had used an annual cash flow projection or an expected long-term growth rate that was 100 basis points lower or used a discount rate that was one percentage point higher in the estimate of fair value, the changes, individually or in the aggregate, would not have resulted in the carrying value of the Company's net assets, including goodwill, exceeding the fair value of the Company's net assets, and as such there would not have been an indication of impairment. The Company has goodwill of $441.9 million that is subject to at least an annual review of impairment.

Revenue recognition: Revenues are generally recognized when title transfers and risk of loss passes as customer orders are completed and shipped. For NMHG's National Account customers, revenue is recognized upon customer acceptance. National Account customers are large customers with centralized purchasing and geographically dispersed operations in multiple dealer territories. Under its mining contracts, the Company recognizes revenue as the coal is delivered and limerock is mined. Reserves for discounts and returns are maintained for anticipated future claims. The accounting policies used to develop these product discounts and returns include:

Product discounts: The Company records estimated reductions to revenues for customer programs and incentive offerings, including special pricing agreements, price competition, promotions and other volume-based incentives. At NMHG, lift truck sales revenue is recorded net of projected discounts. The estimated discount amount is based upon historical trends for each truck model. In addition to standard discounts, dealers can also request additional discounts that allow them to offer price concessions to customers. From time to time, NMHG offers special incentives to increase retail share or dealer stock and offers certain customers volume rebates if a specified cumulative level of purchases is obtained. At HBB, net sales represent gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated returns and allowances for defective products. At KC, retail markdowns are incorporated into KC's retail method of accounting for cost of sales. If market conditions were to decline or if competition was to increase, the Company may take actions to increase customer incentive offerings, possibly resulting in an incremental reduction of revenues at the time the incentive is offered. If the Company's estimates of customer programs and incentives were one percent higher than the levels offered during 2007, the reserves for product discounts would increase and revenue would be reduced by $0.2 million. The Company's past results of operations have not been materially affected by a change in the estimate of product discounts and although there can be no assurances, the Company is not aware of any circumstances that would be reasonably likely to materially change its estimates in the future.

Product returns: Products generally are not sold with the right of return. However, based on the Company's historical experience, a portion of products sold are estimated to be returned due to reasons such as buyer remorse, duplicate gifts received, product failure and excess inventory stocked by the customer which, subject to certain terms and conditions, the Company will agree to accept. The Company records estimated reductions to revenues at the time of sale based on this historical experience and the limited right of return provided to certain customers. If future trends were to change significantly from those experienced in the past, incremental reductions to revenues may result based on this new experience. If the Company's estimate of average return rates for each type of product sold were to increase by one percent over historical levels, the reserves for product returns would increase and revenues would be reduced by $0.2 million. The Company's past results of operations have not been materially affected by a change in the estimate of product returns and although there can be no assurances, the Company is not aware of any circumstances that would be reasonably likely to materially change its estimates in the future.

Product warranties: The Company provides for the estimated cost of product warranties at the time revenues are recognized. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the Company's warranty obligation is affected by product failure rates, labor costs and replacement component costs incurred in correcting a product failure. If actual product failure rates, labor costs or replacement component costs differ from the Company's estimates, which are based on historical failure rates and consideration of known trends, revisions to the estimate of the cost to correct product failures would be required. If the Company's estimate of the cost to correct product failures were to increase by one percent over 2007 levels, the reserves for product warranties would increase and additional expense of $0.5 million would be incurred. The Company's past results of operations have not been materially affected by a change in the estimate of product warranties and although there can be no assurances, the Company is not aware of any circumstances that would be reasonably likely to materially change its estimates in the future.

Allowances for doubtful accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. These allowances are based on both recent trends of certain customers estimated to be a greater credit risk as well as general trends of the entire customer pool. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. An impairment in value of one percent of net accounts receivable would require an increase in the allowance for doubtful accounts and would result in additional expense of approximately $5.1 million.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Inventory reserves: The Company writes down its inventory to the lower of cost or market, which includes an estimate for obsolescence or excess inventory based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Upon a subsequent sale or disposal of the impaired inventory, the corresponding reserve for impaired value is relieved to ensure that the cost basis of the inventory reflects any write-downs. An impairment in value of one percent of the outstanding inventories would result in additional expense of approximately $5.5 million.

Deferred tax valuation allowances: The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. A valuation allowance has been provided against certain deferred tax assets related to non-U.S. and U.S. state jurisdiction net operating and capital loss carryforwards. Management believes the valuation allowances are adequate after considering future taxable income, allowable carryforward periods and ongoing prudent and feasible tax planning strategies. In the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount (including the valuation allowance), an adjustment to the valuation allowance would increase income in the period such determination was made. Conversely, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the valuation allowance would be expensed in the period such determination was made.

See Note 16 to the Consolidated Financial Statements in this Form 10-K for further discussion of the Company's income taxes.

Self-insurance liabilities: The Company is generally self-insured for product liability, environmental liability, medical and workers' compensation claims and certain closed mine liabilities. For product liability, catastrophic coverage is retained for potentially significant individual claims. An estimated provision for claims reported and for claims incurred but not yet reported under the self-insurance programs is recorded and revised periodically based on industry trends, historical experience and management judgment. In addition, industry trends are considered within management's judgment for valuing claims. Changes in assumptions for such matters as legal judgments and settlements, legal defense costs, inflation rates, medical costs and actual experience could cause estimates to change in the near term. Changes in any of these factors could materially change the Company's estimates for these self-insurance obligations causing a related increase or decrease in reported net operating results in the period of change in the estimate.

Retirement benefit plans: The Company maintains various defined benefit pension plans. In 2007, the Company announced that pension benefits for certain HBB employees in Canada will be frozen effective January 1, 2009. In 2004, pension benefits for certain NACoal employees, excluding certain unconsolidated project mining subsidiary employees, were frozen. In 1996, pension benefits were frozen for employees covered under NMHG's and HBB's U.S. defined benefit plans, except for those NMHG employees participating in collective bargaining agreements. As a result, in the United States only certain NMHG employees covered under collective bargaining agreements will earn retirement benefits under defined benefit pension plans. Other employees of the Company, including employees whose pension benefits were frozen, will receive retirement benefits under defined contribution retirement plans. The Company's policy is to periodically make contributions to fund the defined benefit pension plans within the range allowed by applicable regulations. The defined benefit pension plan assets consist primarily of publicly traded stocks, investment contracts and government and corporate bonds. There is no guarantee the actual return on the plans' assets will equal the expected long-term rate of return on plan assets or that the plans will not incur investment losses.

The basis for the selection of the discount rate at each September 30 measurement date is determined by matching the timing of the payment of the expected pension obligations under the defined benefit plans against the corresponding yield of Moody's Aa corporate bonds of equivalent maturities.

The expected long-term rate of return on defined benefit plan assets reflects management's expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. The Company has established the expected long-term rate of return assumption for plan assets by considering historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans. The historical rates of return for each of the asset classes used by the Company to determine its estimated rate of return assumption at its September 30 measurement date were based upon the rates of return earned by investments in the equivalent benchmark market indices for each of the asset classes over the time period from January 1, 1960 to September 30, 2007 and 2006. During periods of both significant market gains as well as depressed market returns, the Company has held to a consistent 9.00% expected rate of return assumption.

Changes to the estimate of any of these factors could result in a material change to the Company's pension obligation causing a related increase or decrease in reported net operating results in the period of change in the estimate. Because the 2007 assumptions are used to calculate 2008 pension expense amounts, a one percentage-point change in the expected long-term rate of return on plan assets would have resulted in a change in pension expense for 2008 of approximately $1.2 million for the U.S. plans. A one percentage-point increase or decrease in the discount rate would have lowered by approximately $1.2 million or raised by approximately $1.6 million, respectively, the U.S. plans' 2008 expense and would have lowered by approximately $12.6 million or raised by approximately $14.9 million the U.S. plans' projected benefit obligation as of the end of 2007.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The Company also maintains health care and life insurance plans which provide benefits to eligible retired employees. All health care and life insurance plans of the Company have a cap on the Company's share of the costs. These plans have no assets. Under the Company's current policy, plan benefits are funded at the time they are due to participants.

The basis for the selection of the discount rate at each September 30 measurement date is determined by matching the timing of the payment of the expected obligations under the health care and life insurance plans against the corresponding yield of Moody's Aa corporate bonds of equivalent maturities.

See Note 17 to the Consolidated Financial Statements in this Form 10-K for further discussion of the Company's retirement benefit plans.

CONSOLIDATED FINANCIAL SUMMARY

Selected consolidated operating results of the Company were as follows:

	2007	2006	2005
Consolidated operating results:			
Income before extraordinary gain	**$ 89.3**	$ 93.4	$ 57.8
Extraordinary gain, net-of-tax [(1)]	-	12.8	4.7
Net income	**$ 89.3**	$ 106.2	$ 62.5
Basic earnings per share			
Income before extraordinary gain	**$ 10.81**	$ 11.34	$ 7.03
Extraordinary gain, net-of-tax [(1)]	-	1.56	0.57
Net income per basic share	**$ 10.81**	$ 12.90	$ 7.60
Diluted earnings per share			
Income before extraordinary gain	**$ 10.80**	$ 11.33	$ 7.03
Extraordinary gain, net-of-tax [(1)]	-	1.56	0.57
Net income per diluted share	**$ 10.80**	$ 12.89	$ 7.60

[(1)] An extraordinary item was recognized in 2006 and 2005 as a result of changes to Bellaire's estimated closed mine obligations relating to amounts owed to the Fund arising as a result of the Coal Act. See further discussion in "NACCO and Other."

The following table identifies, by operating segment, the components of change in consolidated revenues, operating profit and net income for 2007 compared with 2006:

	Revenues	Operating Profit	Net Income
2006	$ 3,349.0	$ 172.6	$ 106.2
Increase (decrease) in 2007			
NMHG Wholesale	264.0	(10.2)	4.5
NMHG Retail (net of eliminations)	(32.8)	-	0.2
HBB	(6.0)	(2.2)	(3.8)
KC (net of eliminations)	40.4	(6.4)	(4.7)
NACoal	(11.9)	(18.3)	(8.7)
NACCO and Other	-	1.9	(4.4)
2007	**$ 3,602.7**	**$ 137.4**	**$ 89.3**

Following is a discussion of operating results by segment, including those items that materially affect the year-to-year comparison within each of the segment discussions.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

CONSOLIDATED INCOME TAXES

The Company's income tax provision includes U.S. federal, state and local, and foreign income taxes. In determining the effective income tax rate, the Company analyzes various factors, including the Company's annual earnings, taxing jurisdictions in which the earnings will be generated, the impact of state and local income taxes, the Company's ability to use tax credits and net operating loss carryforwards, and available tax planning alternatives. Discrete items, including the effect of changes in tax laws, tax rates, certain circumstances with respect to valuation allowances or other unusual or non-recurring tax adjustments are reflected in the period in which they occur as an addition to, or reduction from, the income tax provision, rather than included in the effective income tax rate.

A reconciliation of the Company's consolidated federal statutory and effective income tax is as follows for the years ended December 31:

	2007	2006	2005
Income before income taxes, minority interest, extraordinary gain	**$ 112.3**	$ 120.5	$ 70.8
Statutory taxes at 35%	**$ 39.3**	$ 42.2	$ 24.8
Discrete items:			
NMHG recognition of previously generated capital losses	**(2.5)**	(7.9)	-
NMHG Wholesale settlements	**(1.6)**	(0.4)	(1.6)
NMHG Wholesale state tax valuation allowance	**2.2**	4.1	-
NMHG Wholesale change in tax law	**0.3**	-	1.6
NMHG Wholesale Jobs Act	-	0.1	2.5
NMHG Wholesale R&D credit	-	(1.3)	-
NMHG Retail sale of European dealerships	**(0.6)**	(1.3)	-
NACCO and Other recognition of previously generated capital losses	**1.6**	2.3	(2.8)
NACCO and Other settlements	**(0.8)**	-	-
Other	**(0.8)**	(2.4)	(1.5)
	(2.2)	(6.8)	(1.8)
Other permanent items:			
NMHG Wholesale equity interest earnings	**(1.5)**	(0.9)	(0.2)
Foreign tax rate differential	**(2.4)**	(1.7)	(10.4)
NACoal percentage depletion	**(7.3)**	(3.5)	(5.8)
Other	**(2.8)**	(1.5)	6.5
	(14.0)	(7.6)	(9.9)
Income tax provision	**$ 23.1**	$ 27.8	$ 13.1
Effective income tax rate	**20.6%**	23.1%	18.5%
Effective income tax rate excluding discrete items	**22.5%**	28.7%	21.0%

The effect of discrete items on the subsidiaries is as follows:

NMHG Wholesale: During 2007, NMHG Wholesale recognized a benefit of $2.5 million from additional deferred tax assets for previously recorded capital losses, which was partially offset by additional valuation allowances of $2.2 million provided against certain state capital losses and net operating losses for which realization was determined to be uncertain. Additionally, NMHG Wholesale's effective income tax rate was affected by the settlement of income tax audits with taxing authorities.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

During 2006, NMHG Wholesale resolved a claim with the Internal Revenue Service for a research and development credit claim in the amount of $1.3 million. Additionally, NMHG recognized a $7.9 million benefit related to the recognition of previously recorded capital losses. Partially offsetting these adjustments, NMHG Wholesale recognized a valuation allowance of $4.1 million for certain state deferred tax assets for which it was determined that future realization was uncertain.

During 2006 and 2005, NMHG Wholesale's effective income tax rate was affected by the settlement of income tax audits and transfer pricing disputes with various taxing authorities. These benefits were offset during 2005 by the elimination of deferred tax assets which NMHG Wholesale will not be able to recognize due to state income tax law changes enacted in Ohio.

In addition, the financial results of the Company reflect the impact of the repatriation provisions included in the American Jobs Creation Act of 2004 (the "Jobs Act"). The Company repatriated earnings of $56.4 million subject to the Dividend Exclusion provisions of the Jobs Act and recorded tax expense of $2.5 million during 2005 related to the repatriation. Also as a result of the Jobs Act, NMHG Wholesale benefited from the recognition of certain foreign tax credits previously written off.

NMHG Retail: During 2007 and 2006, NMHG Retail sold dealerships in Europe for pre-tax gains of $1.3 million and $4.3 million, respectively. For tax purposes, a portion of the gains was exempt from local taxation and the remaining gain was fully offset by tax net operating loss carryforwards for which a full valuation allowance had been previously provided. Therefore, the Company recognized a tax benefit related to the sale of these dealerships during 2007 and 2006.

NACCO and Other: During 2007 and 2006, consolidated capital losses previously recognized at NACCO and Other were reversed and recognized at NMHG Wholesale as described above. During 2007, NACCO and Other's effective income tax rate was affected by the settlement of income tax audits with taxing authorities.

Excluding the impact of the discrete items discussed above, the effective income tax rate for 2007 decreased compared with 2006 primarily due to an increased benefit of percentage depletion at NACoal and a favorable shift of earnings subject to lower tax rates. The Company's consolidated effective income tax rate is lower than the statutory income tax rate primarily due to the benefit of percentage depletion at NACoal and permanently invested income subject to lower tax rates in foreign taxing jurisdictions at NMHG Wholesale.

Excluding the impact of the discrete items discussed above, the effective income tax rates for the year ended December 31, 2006 increased from 2005 primarily as a result of an increase in the earnings subject to higher marginal tax rates in the United States and a decrease in the benefit of percentage depletion at NACoal.

See Note 16 to the Consolidated Financial Statements in this Form 10-K for further discussion of the Company's income taxes.

NACCO MATERIALS HANDLING GROUP

OVERVIEW

NMHG designs, engineers, manufactures, sells, services and leases a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster® and Yale® brand names. The Company manages its operations as two reportable segments: NMHG Wholesale and NMHG Retail. NMHG Wholesale includes the manufacture and sale of lift trucks and related service parts, primarily to independent and wholly owned Hyster® and Yale® retail dealerships. NMHG Retail includes the sale, leasing and service of Hyster® and Yale® lift trucks and related service parts by wholly owned retail dealerships. NMHG Retail includes the elimination of intercompany revenues and profits resulting from sales by NMHG Wholesale to NMHG Retail.

Within the overall lift truck industry, lift truck customers increasingly require more dependable lift trucks and greater levels of service and expect manufacturers and dealers to deliver both at competitive prices. Therefore, maintaining low costs as well as outstanding quality, timeliness and reliability are critical for competitiveness. Because greater economies of scale produce lower product costs, the industry is led by large, global manufacturers with an increasingly global supply base. While China and other low-cost countries are emerging as more reliable sources for low-cost components, costs for commodities, such as steel, oil, lead, rubber and copper, continue to rise globally and place pressure on profit margins for all manufacturers. Lift truck companies also face uncertainties in the U.S. economy, which could affect key customers' capital equipment purchase levels and timing. In this environment, continual improvements in manufacturing and supply chain efficiencies are vital to improve financial performance.

In most regions around the world, customers increasingly desire specialized solutions for their materials handling needs. Manufacturers must strike the right balance between the number of models and options offered and the volume required to maintain efficiencies and economies of scale. In addition, newer lift trucks must address evolving end-user needs, which have led, for example, to more environmentally-friendly products, such as lift trucks using fuel cell technology, and increased demand for electric-powered lift trucks, especially those for use in warehousing operations. Since sophisticated customers increasingly look beyond the initial purchase price of a lift truck to consider the total cost of operation of the equipment, manufacturers must design and build products that deliver a low cost of ownership over the life of the product.

Successful lift truck companies and dealers foster strong, lasting customer relationships by utilizing highly professional personnel and business processes. As logistics efficiency grows in importance to end users, the overall product and service needs of these customers have become more sophisticated. Manufacturers face increasing demand for enhanced service offerings, including national and global sales coordination, lift truck maintenance programs and parts management services. In particular, strong financing programs backed by reputable, global companies, have become a competitive advantage to those manufacturers who offer them.

NMHG has established strategies and key improvement programs aimed at addressing current industry trends. NMHG's strategies and key improvement programs can be grouped in three main areas: quality and efficiency; flexible and modular products; and sales and service excellence. Each key program is designed to enhance profitability or generate growth, both of which are critical for achieving NMHG's goals in this mature industry. Profitability programs at NMHG focus mainly on manufacturing and supply chain efficiency as well as design cost reduction initiatives, while growth programs focus on increasing country and industry share positions by addressing user needs with customized packages of products and services.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

FINANCIAL REVIEW

The segment and geographic results of operations for NMHG were as follows for the year ended December 31:

	2007	2006	2005
Revenues			
Wholesale			
Americas	$ 1,552.0	$ 1,563.2	$ 1,488.5
Europe	836.1	619.1	577.3
Asia-Pacific	193.8	135.6	148.3
	2,581.9	2,317.9	2,214.1
Retail (net of eliminations)			
Europe	46.3	60.6	75.2
Asia-Pacific	91.5	110.0	110.6
	137.8	170.6	185.8
NMHG Consolidated	$ 2,719.7	$ 2,488.5	$ 2,399.9
Operating profit (loss)			
Wholesale			
Americas	$ 26.6	$ 63.2	$ 43.3
Europe	39.5	8.4	5.8
Asia-Pacific	0.2	4.9	5.0
	66.3	76.5	54.1
Retail (net of eliminations)			
Europe	1.8	2.5	0.4
Asia-Pacific	(10.8)	(11.5)	(7.0)
	(9.0)	(9.0)	(6.6)
NMHG Consolidated	$ 57.3	$ 67.5	$ 47.5
Interest expense			
Wholesale	$ (21.7)	$ (27.9)	$ (31.6)
Retail (net of eliminations)	(3.7)	(3.9)	(3.3)
NMHG Consolidated	$ (25.4)	$ (31.8)	$ (34.9)
Other income (expense)			
Wholesale	$ 12.5	$ (3.8)	$ 10.7
Retail (net of eliminations)	(0.2)	(0.2)	(0.8)
NMHG Consolidated	$ 12.3	$ (4.0)	$ 9.9
Net income (loss)			
Wholesale	$ 48.2	$ 43.7	$ 26.0
Retail (net of eliminations)	(8.9)	(9.1)	(7.9)
NMHG Consolidated	$ 39.3	$ 34.6	$ 18.1
Effective income tax rate			
Wholesale	15.8%	4.0%	22.0%
Retail (net of eliminations)	31.0%	30.5%	26.2%
NMHG Consolidated	11.3%	(6.9%)	20.0%

See the discussion of the consolidated effective income tax rate in the Consolidated Income Taxes section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

A detail of Other income (expense) is as follows for the year ended December 31:

	2007	2006	2005
Other income (expense)			
NMHG Wholesale			
Interest income	**$ 5.2**	$ 6.2	$ 3.5
Loss on extinguishment of debt	**-**	(17.6)	-
Foreign currency exchange gain (loss)	**0.2**	0.8	(0.1)
Income from unconsolidated affiliates	**8.2**	6.2	7.3
Other	**(1.1)**	0.6	-
	12.5	(3.8)	10.7
NMHG Retail			
Interest income	**-**	-	0.1
Foreign currency exchange gain (loss)	**(0.2)**	(0.1)	(0.6)
Other	**-**	(0.1)	(0.3)
	(0.2)	(0.2)	(0.8)
NMHG Consolidated	**$ 12.3**	$ (4.0)	$ 9.9

The loss on extinguishment of debt of $17.6 million during 2006 represents the redemption premium and write-off of the remaining unamortized original bond issue discount and deferred financing fees related to the early retirement of NMHG's $250.0 million unsecured 10% Senior Notes due 2009 (the "Senior Notes").

NMHG WHOLESALE

2007 Compared with 2006

The following table identifies the components of change in revenues for 2007 compared with 2006:

	Revenues
2006	$ 2,317.9
Increase (decrease) in 2007 from:	
Foreign currency	84.3
Unit volume	70.2
Unit product mix	35.0
Asia-Pacific realignment	28.5
Service parts and other	23.2
Unit price	22.8
2007	**$ 2,581.9**

Revenues increased $264.0 million, or 11.4%, due primarily to favorable foreign currency movements in Europe from the weakening of the U.S. dollar and increased unit volume, mainly in Europe and Asia-Pacific, partially offset by lower unit volume in the Americas. Worldwide unit shipments increased 3.5% to 90,899 units in 2007 from 87,789 units in 2006. Also contributing to the increase was a favorable shift in sales mix to higher-priced lift trucks in Europe, the realignment of activities performed by the Asia-Pacific Wholesale and Retail groups and favorable parts sales volume. In addition, revenues improved due to price increases implemented in late 2006 and early 2007, primarily in the Americas and Europe.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The following table identifies the components of change in operating profit for 2007 compared with 2006:

	Operating Profit
2006	$ 76.5
Increase (decrease) in 2007 from:	
Other selling, general and administrative expenses	(16.0)
Foreign currency	(8.3)
Asia-Pacific realignment	(6.3)
Product liability	(5.2)
Gross profit	33.6
	74.3
2007 Restructuring programs	(8.0)
2007	**$ 66.3**

NMHG Wholesale's operating profit decreased $10.2 million to $66.3 million in 2007 compared with $76.5 million in 2006. The decrease in operating profit was primarily due to higher selling, general and administrative expenses, unfavorable foreign currency movements and restructuring charges recorded in 2007. Selling, general and administrative expenses increased primarily as a result of higher marketing and employee-related expenses. Unfavorable foreign currency movements increased the cost of lift trucks and components that were sold in the U.S. market but the lift trucks or components were sourced from countries with appreciated currencies. Operating profit was also unfavorably affected by restructuring charges for a program in the The Netherlands during the first quarter of 2007 and a manufacturing restructuring program initiated during the third quarter of 2007. In addition, operating profit was favorably affected during 2007, although to a lesser extent than in 2006, by adjustments to NMHG's product liability reserve in the Americas resulting from a reduction in the estimate of the number of claims that have been incurred but not reported and the average cost per claim primarily due to more favorable claims experience than previously estimated of $5.5 million and $10.7 million in 2007 and 2006, respectively. The decreases were partially offset by an increase in gross profit primarily from price increases and an increase in sales of higher-margin units in Europe and higher-margin parts in the Americas. However, the improvement in gross profit was partially offset by higher material costs, including industrial metals and rubber, and increased warranty expense.

Net income increased to $48.2 million in 2007 compared with $43.7 million in 2006 primarily as a result of the absence of a charge for the early retirement of the Senior Notes of approximately $17.6 million in 2006 and a decrease in interest expense due to the refinancing of the Senior Notes in 2006 with a new term loan at a lower effective interest rate. The increase was partially offset by the items affecting operating profit.

Backlog

NMHG Wholesale's worldwide backlog level increased to approximately 30,500 units at December 31, 2007 compared with approximately 27,200 units at December 31, 2006 and 30,500 units at September 30, 2007.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

2006 Compared with 2005

The following table identifies the components of change in revenues for 2006 compared with 2005:

	Revenues
2005	$ 2,214.1
Increase (decrease) in 2006 from:	
Unit volume	100.2
Unit price	21.3
Service parts and other	8.3
Foreign currency	2.9
Unit product mix	(28.9)
2006	**$ 2,317.9**

Revenues increased $103.8 million, or 4.7%, due primarily to increased unit and parts volumes in the Americas and Europe, price increases in all markets and favorable currency movements. Worldwide unit shipments increased 5.3% to 87,789 units in 2006 from 83,361 units in 2005, primarily due to 2,909 more units shipped in the Americas and 1,837 more units shipped in Europe. Additionally, the overall increase in revenues was favorably affected by translating sales in foreign currencies to U.S. dollars primarily in Europe. These improvements were partially offset by an unfavorable shift in mix to lower-priced lift trucks in all markets.

The following table identifies the components of change in operating profit for 2006 compared with 2005:

	Operating Profit
2005	$ 54.1
Increase (decrease) in 2006 from:	
Gross profit	10.1
Product liability	10.7
Other selling, general and administrative expenses	2.3
Foreign currency	(0.7)
2006	**$ 76.5**

NMHG Wholesale's operating profit increased 41.4% to $76.5 million in 2006 compared with $54.1 million in 2005. Gross profit increased primarily due to price increases of $21.3 million in all markets, which more than offset increased material costs of $5.7 million, and improved unit and parts volume, mainly in the Americas and Europe. These improvements in gross profit were partially offset by higher initial costs on newly-introduced products and the unfavorable shift in mix to lower-margin lift trucks primarily in Europe and Asia-Pacific. Operating profit was also favorably affected by adjustments to NMHG's product liability reserve in the Americas resulting from a reduction in the estimate of the number of claims incurred but not reported and the average cost per claim due to more favorable claims experience than previously estimated.

Net income increased to $43.7 million in 2006 compared with $26.0 million in 2005 as a result of the items affecting operating profit, a decrease in interest expense and an increase in interest income as a result of additional funds available to invest. The decrease in interest expense was primarily due to the refinancing of the Senior Notes with a new term loan with a lower effective interest rate. Also contributing to the increase in net income was a capital loss tax benefit of $7.9 million and the absence of a $2.5 million tax expense for the repatriation of foreign earnings that occurred in 2005. These increases in net income were partially offset by a charge for the early retirement of the Senior Notes of approximately $17.6 million.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NMHG RETAIL (net of eliminations)

2007 Compared With 2006

The following table identifies the components of change in revenues for 2007 compared with 2006:

	Revenues
2006	$ 170.6
Increase (decrease) in 2007 from:	
Asia-Pacific realignment	(30.9)
Sale of European dealerships	(27.8)
Eliminations	(8.1)
Foreign currency	20.0
Asia-Pacific	9.5
Europe	4.5
2007	**$ 137.8**

Revenues decreased to $137.8 million in 2007 compared with $170.6 million in 2006, primarily due to actions taken to improve the operational effectiveness of the Asia-Pacific retail operations, including the realignment of activities performed by the Asia-Pacific Retail and Wholesale groups, the sale of two wholly owned retail dealerships in Europe during 2006 and one additional European retail dealership in 2007 and an increase in intercompany sales transactions, which caused an increase in the required intercompany revenue elimination. The decrease was partially offset by favorable foreign currency movements due to the weakening of the U.S. dollar, improved used unit and service revenue in Asia-Pacific and increased new unit sales in Europe.

The following table identifies the components of change in operating loss for 2007 compared with 2006:

	Operating Loss
2006	$ (9.0)
Decrease (increase) in 2007 from:	
Asia-Pacific	2.5
Europe	1.2
Eliminations	0.4
Sale of European dealerships	(3.0)
Foreign currency	(1.1)
2007	**$ (9.0)**

NMHG Retail's operating loss was $9.0 million in each of 2007 and 2006. Operating loss was affected by improved operating results due to the realignment of Asia-Pacific's rental operations and improvements in Europe's operations, partially offset by lower gains on the sale of European dealerships in 2007 compared with 2006.

NMHG Retail's net loss of $8.9 million in 2007 was comparable to the net loss of $9.1 million in 2006.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

2006 Compared With 2005

The following table identifies the components of change in revenues for 2006 compared with 2005:

	Revenues
2005	$ 185.8
Increase (decrease) in 2006 from:	
Sale of European dealerships	(21.4)
Foreign currency	(3.1)
Europe	5.7
Eliminations	3.1
Asia-Pacific	0.5
2006	**$ 170.6**

Revenues decreased to $170.6 million in 2006 compared with $185.8 million in 2005, primarily due to the sale of two wholly owned retail dealerships in Europe during 2005 and two additional European retail dealerships in 2006, and the unfavorable impact of translating sales in foreign currencies to U.S. dollars, primarily in Asia-Pacific due to the weakening of the Australian dollar against the U.S. dollar in 2006 compared with 2005. The negative impact of the sold European dealerships and foreign currency movements was partially offset by increases in unit sales in Europe and a decrease in eliminations as a result of a decrease in intercompany sales between NMHG Wholesale and NMHG Retail in Europe and Asia-Pacific.

The following table identifies the components of change in operating loss for 2006 compared with 2005:

	Operating Loss
2005	$ (6.6)
Decrease (increase) in 2006 from:	
Asia-Pacific	(6.1)
Foreign currency	(0.3)
Europe	1.6
Sale of European dealerships	1.4
Eliminations	1.0
2006	**$ (9.0)**

NMHG Retail's operating loss increased $2.4 million to $9.0 million during 2006. The increase was primarily in Asia-Pacific and was due to lower margins on rentals, services and parts resulting from higher repair and maintenance expenses, increased expense for used unit inventory and increased operating expenses. The increased operating loss in Asia-Pacific was partially offset by higher rental and service margins and lower operating expenses in Europe as well as a higher gain on the sale of retail dealerships in Europe in 2006 compared with 2005 and a decrease in the elimination of intercompany profits on sales from NMHG Wholesale to NMHG Retail.

NMHG Retail's net loss increased to $9.1 million in 2006 from $7.9 million in 2005, primarily due to the increased operating loss discussed above and an increase in interest expense due to higher debt, partially offset by a tax benefit related to the two European dealerships sold during 2006 as the gains on the sales were fully offset by the release of net operating loss carryforwards for which a full valuation allowance had been previously provided.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Restructuring Programs:

During 2007, NMHG's Board of Directors approved a plan to phase out production of current products at its facility in Irvine, Scotland by early 2009, change the product mix at its Craigavon, Northern Ireland facility and increase production at its Berea, Kentucky and Sulligent, Alabama plants in the United States and at its Ramos Arizpe facility in Mexico. As a result, NMHG Wholesale recognized a charge of approximately $5.2 million related to severance and $0.3 million for other costs in 2007. Payments of $0.3 million for other costs were made during 2007. Payments related to this restructuring plan are expected to be made through 2009.

In addition to the restructuring charge recorded during 2007, NMHG Wholesale anticipates it will incur subsequent charges, which were not eligible for accrual at December 31, 2007, totaling approximately $2.4 million for additional severance and other costs related to the restructuring which NMHG Wholesale expects to incur during 2008. As a result of this restructuring program, NMHG Wholesale expects estimated cost savings of $3.8 million in 2008, $16.8 million in 2009, $19.1 million in 2010 and exceeding $20.0 million in 2011 and annually thereafter.

In addition to the restructuring charges, NMHG expects to incur additional costs related to this restructuring program primarily for accelerated depreciation of manufacturing equipment that will no longer be used and for manufacturing inefficiencies during the phase out of production and the rearrangement of equipment in its manufacturing plants. During 2007, NMHG incurred $2.1 million of additional costs, primarily for accelerated depreciation. NMHG expects to incur additional costs of approximately $6.7 million during 2008 and $0.4 million during 2009.

Also during 2007, NMHG Wholesale's management approved a plan for The Netherlands manufacturing facility to outsource its welding and painting operations to a lower cost country. As a result, NMHG Wholesale recognized a charge of approximately $2.5 million during 2007. This amount included a cash charge of $1.1 million related to severance and $1.4 million related to a non-cash asset impairment charge for equipment, which was determined based on current estimated market values for similar assets compared with the net book value of these assets. NMHG Wholesale does not expect to incur any additional charges related to this restructuring plan. Severance payments of $1.0 million were made to 25 employees during 2007. Payments related to this restructuring plan are expected to continue through 2008. As a result of this restructuring program, NMHG Wholesale expects estimated cost savings of $1.7 million in 2008 and annually thereafter.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The following tables detail the change in cash flow for NMHG for the years ended December 31:

	2007	2006	Change
Operating activities:			
Net income	$ 39.3	$ 34.6	$ 4.7
Depreciation and amortization	41.7	41.7	-
Restructuring charges	8.0	(0.8)	8.8
Loss on extinguishment of debt	-	17.6	(17.6)
Other	3.5	(14.5)	18.0
Working capital changes, excluding the effect of business dispositions			
Accounts receivable	(109.9)	(7.1)	(102.8)
Inventories	(31.8)	14.5	(46.3)
Accounts payable and other liabilities	81.7	10.0	71.7
Other	2.1	(11.2)	13.3
Net cash provided by operating activities	**34.6**	84.8	(50.2)
Investing activities:			
Expenditures for property, plant and equipment	(41.2)	(42.1)	0.9
Proceeds from the sale of assets	1.2	5.9	(4.7)
Proceeds from the sale of businesses	5.7	4.0	1.7
Other	0.4	1.6	(1.2)
Net cash used for investing activities	**(33.9)**	(30.6)	(3.3)
Cash flow before financing activities	**$ 0.7**	$ 54.2	$ (53.5)

Net cash provided by operating activities decreased $50.2 million primarily as a result of changes to working capital. The change in working capital was primarily due to changes in accounts receivable from timing differences of receipts and higher sales in the fourth quarter of 2007 compared with the fourth quarter of 2006 and higher finished goods inventory as a result of a change in the timing of shipments and customer acceptance of the inventory. These changes were partially offset by an increase in accounts payable, which was primarily the result of higher inventory levels and timing differences of payments during 2007 compared with 2006.

Net cash used for investing activities increased primarily due to lower proceeds from the sale of assets during 2007 compared with 2006.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	2007	2006	Change
Financing Activities:			
Net addition (reduction) of long-term debt and revolving credit agreements	$ (16.8)	$ (48.6)	$ 31.8
Premium on the extinguishment of debt	-	(12.5)	12.5
Cash dividends paid to NACCO	(17.3)	(5.0)	(12.3)
Financing fees paid and other	-	(4.2)	4.2
Net cash used for financing activities	$ (34.1)	$ (70.3)	$ 36.2

The change in net cash used for financing activities during 2007 compared with 2006 was primarily due to the redemption of the Senior Notes during 2006. This included a reduction in debt, the premium on extinguishment of debt of $12.5 million and financing fees paid of $4.9 million. This amount was partially offset by higher dividends paid to NACCO during 2007.

Financing Activities

NMHG's primary financing is provided by a $175.0 million secured floating-rate revolving credit facility (the "NMHG Facility") and a term loan facility (the "NMHG Term Loan"). The obligations under the NMHG Facility are secured by a first lien on the cash and cash equivalents, accounts receivable and inventory of NMHG. The approximate value of NMHG's assets held as collateral under the NMHG Facility was $350 million as of December 31, 2007.

The maximum availability under the NMHG Facility is governed by a borrowing base derived from advance rates against the inventory and accounts receivable of the borrowers, as defined in the NMHG Facility. Adjustments to reserves booked against these assets, including inventory reserves, will change the eligible borrowing base and thereby impact the liquidity provided by the NMHG Facility. Borrowings bear interest at a floating rate, which can be either a base rate or LIBOR, as defined, plus an applicable margin. The current applicable margins, effective December 31, 2007, for domestic base rate loans and LIBOR loans were 0.75% and 1.75%, respectively. The NMHG Facility also requires the payment of a fee of 0.375% per annum on the unused commitment. The margins and unused commitment fee are subject to quarterly adjustment based on a leverage ratio.

At December 31, 2007, the borrowing base under the NMHG Facility was $109.5 million, which reflects reductions for the commitments or availability under certain foreign credit facilities and for an excess availability requirement of $10.0 million. There were no domestic borrowings outstanding under this facility at December 31, 2007. The domestic floating rate of interest applicable to the NMHG Facility on December 31, 2007 was 8.00%, including the applicable floating rate margin. The NMHG Facility includes a subfacility for foreign borrowers which can be denominated in British pound sterling or euros. Included in the borrowing capacity is a $20.0 million overdraft facility available to foreign borrowers. At December 31, 2007, there were no borrowings outstanding under these foreign subfacilities. The NMHG Facility expires in December 2010.

The terms of the NMHG Facility provide that availability is reduced by the commitments or availability under a foreign credit facility of the borrowers and certain foreign working capital facilities. A foreign credit facility commitment of approximately $35.4 million in Australia reduced the amount of availability under the NMHG Facility at December 31, 2007. In addition, availability under the NMHG Facility was reduced by $9.2 million in Europe for a reserve for preferential claims related to supplier-based inventory, $5.5 million for a working capital facility in China and by $5.4 million for other letters of credit. If the commitments or availability under these facilities are increased, availability under the NMHG Facility will be reduced. The $109.5 million of borrowing base capacity under the NMHG Facility at December 31, 2007 reflected reductions for these foreign credit facilities.

During 2006, NACCO Materials Handling Group, Inc. ("NMHG Inc."), a wholly owned subsidiary of NMHG, entered into the NMHG Term Loan that provides for term loans up to an aggregate principal amount of $225.0 million which mature in 2013. The NMHG Term Loan requires quarterly payments in an amount equal to 1% of the original principal per year for the first six years, with the remaining balance to be paid in four equal installments in the seventh year. At December 31, 2007, there was $221.6 million outstanding under the NMHG Term Loan.

Borrowings under the NMHG Term Loan are guaranteed by NMHG and substantially all of NMHG's domestic subsidiaries. The obligations of the guarantors under the NMHG Term Loan are secured by a first lien on all of the domestic machinery, equipment and real property owned by NMHG Inc. and each guarantor and a second lien on all of the collateral securing the obligations of NMHG under its revolving credit facility. The approximate value of NMHG's assets held as collateral under the NMHG Term Loan was $480 million as of December 31, 2007, which includes the value of the collateral securing the NMHG Facility.

Outstanding borrowings under the NMHG Term Loan bear interest at a variable rate which, at NMHG Inc.'s option, will be either LIBOR or a floating rate, as defined in the NMHG Term Loan, plus an applicable margin. The applicable margin is

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

subject to adjustment based on a leverage ratio. The weighted average interest rate on the amount outstanding under the NMHG Term Loan at December 31, 2007 was 6.79%.

In addition to the amount outstanding under the NMHG Term Loan and the NMHG Facility, NMHG had borrowings of approximately $33.0 million at December 31, 2007 under various working capital facilities.

Both the NMHG Facility and NMHG Term Loan include restrictive covenants, which, among other things, limit the payment of dividends to NACCO. Subject to achieving availability thresholds, dividends to NACCO are limited to the larger of $5.0 million or 50% of the preceding year's net income for NMHG. The NMHG Facility and the NMHG Term Loan also require NMHG to meet certain financial tests, including, but not limited to, minimum excess availability, maximum capital expenditures, maximum leverage ratio and minimum fixed charge coverage ratio tests. At December 31, 2007, NMHG was in compliance with the covenants in the NMHG Facility and the NMHG Term Loan.

NMHG believes funds available from the NMHG Facility, other available lines of credit and operating cash flows will provide sufficient liquidity to meet its operating needs and commitments arising during the next twelve months and until the expiration of the NMHG Facility in December 2010.

Contractual Obligations, Contingent Liabilities and Commitments

Following is a table summarizing the contractual obligations of NMHG as of December 31, 2007:

	Payments Due by Period						
Contractual Obligations	**Total**	**2008**	**2009**	**2010**	**2011**	**2012**	**Thereafter**
NMHG Term Loan	$ 221.6	$ 2.3	$ 2.2	$ 2.2	$ 1.7	$ 160.2	$ 53.0
Variable interest payments on Term Loan	71.9	15.0	14.9	14.7	14.6	12.2	0.5
Other debt	33.0	25.5	1.9	1.9	1.9	1.8	-
Variable interest payments on other debt	3.2	2.2	0.4	0.3	0.2	0.1	-
Capital lease obligations including principal and interest	9.9	2.3	2.1	2.0	3.1	0.4	-
Operating lease obligations	135.4	51.4	36.8	24.4	12.9	6.2	3.7
Purchase and other obligations	585.5	568.0	11.3	2.9	3.3	-	-
Total contractual cash obligations	$1,060.5	$ 666.7	$ 69.6	$ 48.4	$ 37.7	$ 180.9	$ 57.2

As a result of the adoption of FIN No. 48, NMHG has a long-term liability of approximately $12.4 million for unrecognized tax benefits as of December 31, 2007. At this time, the Company is unable to make a reasonable estimate of the timing of payments due to, among other factors, the uncertainty of the timing and outcome of its audits.

An event of default, as defined in the agreements governing NMHG's Term Loan, revolving credit facilities, and in operating and capital lease agreements, could cause an acceleration of the payment schedule. No such event of default has occurred or is anticipated under these agreements.

NMHG's interest payments are calculated based upon NMHG's anticipated payment schedule and the December 31, 2007 LIBOR rate and applicable margins, as defined in the NMHG Term Loan and its other debt. A 1/8% increase in the LIBOR rate would increase NMHG's estimated total interest payments on the NMHG Term Loan by $1.3 million and its other debt by $0.1 million.

The purchase and other obligations are primarily for accounts payable, open purchase orders and accrued payroll and incentive compensation.

Pension and post-retirement funding can vary significantly each year due to changes in legislation and the Company's funding decisions to contribute any excess above the minimum legislative funding requirements. As a result, pension and post-retirement funding has not been included in the table above. Pension benefit payments are made from assets of the pension plans. NMHG expects to contribute approximately $3.9 million and $4.5 million to its U.S. and non-U.S. pension plans, respectively, in 2008. NHMG expects to make payments related to its other post-retirement plans of an additional amount totaling approximately $7.4 million over the next ten years. Benefit payments beyond that time cannot currently be estimated.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

In addition, NMHG has the following commitments, stated at the maximum undiscounted potential liability, at December 31, 2007:

	Total
Standby recourse obligations	$ 250.6
Guarantees or repurchase obligations	1.1
Total commercial commitments	$ 251.7

Standby recourse obligations, guarantees or repurchase obligations primarily represent contingent liabilities assumed by NMHG to support financing agreements made between NMHG's customers and third-party finance companies for the customer's purchase of lift trucks from NMHG. For these transactions, NMHG generally retains a perfected security interest in the lift truck, such that NMHG would take possession of the lift truck in the event NMHG would become liable under the terms of the standby recourse obligations, guarantees or repurchase obligations. Generally, these commitments are due upon demand in the event of default by the customer. The security interest is normally expected to equal or exceed the amount of the commitment. To the extent NMHG would be required to provide funding as a result of these commitments, NMHG believes the value of its perfected security interest and amounts available under existing credit facilities are adequate to meet these commitments in the foreseeable future.

The amount of the standby recourse or repurchase obligations increase and decrease over time as obligations under existing arrangements expire and new obligations arise in the ordinary course of business. Losses anticipated under the terms of the standby recourse obligations, guarantees or repurchase obligations are not significant and reserves have been provided for such losses in the Consolidated Financial Statements included elsewhere in this Form 10-K. See also "Related Party Transactions."

Capital Expenditures

The following table summarizes actual and planned capital expenditures:

	Planned 2008	**Actual 2007**	**Actual 2006**
NMHG Wholesale	$ 56.7	$ 35.9	$ 32.3
NMHG Retail	2.3	5.3	9.8
Total NMHG	$ 59.0	$ 41.2	$ 42.1

NMHG's planned expenditures in 2008 include $19.5 million for product development, $12.0 million for improvements to NMHG's information technology infrastructure, $12.0 million for other projects, $11.3 million for improvements to existing facilities and $4.2 million for additions to the rental fleet. The principal sources of financing for these capital expenditures are expected to be internally generated funds and facility borrowings.

Capital Structure

NMHG's capital structure is presented below:

	December 31		
	2007	2006	Change
Total net tangible assets	**$ 467.4**	$ 434.1	$ 33.3
Goodwill and other intangibles, net	**358.9**	355.0	3.9
Net assets	**826.3**	789.1	37.2
Advances from NACCO	**(39.0)**	(39.0)	-
Other debt	**(263.0)**	(273.4)	10.4
Stockholder's equity	**$ 524.3**	$ 476.7	$ 47.6
Debt to total capitalization	**37%**	40%	(3%)

The increase in total net tangible assets was primarily attributable to a $108.5 million increase in accounts receivable primarily due to increased sales during the fourth quarter of 2007 compared with the fourth quarter of 2006, the timing of receipts and a $56.6 million increase in inventory primarily due to higher finished goods inventory as a result of a change in the timing of

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

shipments and customer acceptance of the inventory. These increases were partially offset by a $67.3 million increase in accounts payable primarily from higher inventory and the timing of payments, a $34.9 million decrease in cash, an $8.9 million increase in the warranty reserve due to higher sales in the fourth quarter of 2007 and increased warranty costs and an $8.1 million reduction of property, plant and equipment primarily from the sale of a European dealership in 2007.

Stockholder's equity increased $47.6 million in 2007 primarily as a result of $39.3 million of net income and a $27.1 million increase in the cumulative foreign currency translation adjustment. These increases were partially offset by $17.3 million of dividends paid to NACCO and a $6.2 million reduction in retained earnings for the adoption of FIN No. 48. See Note 16 to the Consolidated Financial Statements in this Form 10-K for further discussion of the adoption FIN No. 48 as of January 1, 2007.

RELATED PARTY TRANSACTIONS

NMHG has a 20% ownership interest in NMHG Financial Services, Inc. ("NFS"), a joint venture with GE Capital Corporation ("GECC"), formed primarily for the purpose of providing financial services to independent Hyster® and Yale® lift truck dealers and National Account customers in the United States. NMHG's ownership in NFS is accounted for using the equity method of accounting.

Generally, NMHG sells lift trucks through its independent dealer network or directly to customers. These dealers and customers may enter into a financing transaction with NFS or other unrelated third-parties. NFS provides debt financing to dealers and lease financing to both dealers and customers. NFS' total purchases of Hyster® and Yale® lift trucks from dealers, customers and directly from NMHG, such that NFS could provide lease financing to dealers and customers, for the years ended December 31, 2007, 2006 and 2005 were $375.2 million, $388.3 million and $291.3 million, respectively. Of these amounts, $51.8 million, $66.1 million and $48.9 million for the years ended December 31, 2007, 2006 and 2005, respectively, were invoiced directly from NMHG to NFS. Amounts receivable from NFS were $6.7 million and $6.3 million at December 31, 2007 and 2006, respectively.

Under the terms of the joint venture agreement with GECC, NMHG provides recourse for financing provided by NFS to NMHG dealers. Additionally, the credit quality of a customer or concentration issues within GECC may necessitate providing standby recourse or repurchase obligations or a guarantee of the residual value of the lift trucks purchased by customers and financed through NFS. At December 31, 2007, approximately $179.1 million of the Company's total guarantees, standby recourse or repurchase obligations of $251.7 million related to transactions with NFS. NMHG has reserved for losses under the terms of the guarantees or standby recourse or repurchase obligations in its consolidated financial statements. Historically, NMHG has not had significant losses with respect to these obligations. In 2005, three customers for which NMHG provided a guarantee or had standby recourse or repurchase obligations defaulted under its obligation to NFS. NMHG exercised its rights under the terms of the guarantee and obtained possession of the lift trucks from these customers in default. There were no such defaults by customers in 2007 or 2006. During 2007, 2006 and 2005, the net losses resulting from customer defaults did not have a material impact on NMHG's results of operations or financial position.

In connection with the joint venture agreement, NMHG also provides a guarantee to GECC for 20% of NFS' debt with GECC, such that NMHG would become liable under the terms of NFS' debt agreements with GECC in the case of default by NFS. At December 31, 2007, loans from GECC to NFS totaled $896.0 million. Although NMHG's contractual guarantee was $179.2 million, the loans by GECC to NFS are secured by NFS' customer receivables, of which NMHG guarantees $179.1 million. Excluding the $179.1 million of NFS receivables guaranteed by NMHG from NFS' loans to GECC, NMHG's incremental obligation as a result of this guarantee to GECC is $143.4 million. NFS has not defaulted under the terms of this debt financing in the past and although there can be no assurances, NMHG is not aware of any circumstances that would cause NFS to default in future periods.

In addition to providing financing to NMHG's dealers, NFS provides operating lease financing to NMHG. Operating lease obligations primarily relate to specific sale-leaseback-sublease transactions for certain NMHG customers whereby NMHG sells lift trucks to NFS, NMHG leases these lift trucks back under an operating lease agreement and NMHG subleases those lift trucks to customers under an operating lease agreement. Total obligations to NFS under the operating lease agreements were $9.6 million and $10.6 million at December 31, 2007 and 2006, respectively.

NMHG provides certain services to NFS for which it receives compensation under the terms of the joint venture agreement. These services consist primarily of administrative functions and remarketing services. Total income recorded by NMHG related to these services was $9.0 million in 2007, $8.0 million in 2006 and $5.1 million in 2005.

NMHG has a 50% ownership interest in SN, a limited liability company which was formed in 1970 to manufacture and distribute lift trucks in Japan. Sumitomo Heavy Industries, Ltd. owns the remaining 50% interest in SN. Each shareholder of SN is entitled to appoint directors representing 50% of the vote of SN's board of directors. All matters related to policies and programs of operation, manufacturing and sales activities require mutual agreement between NMHG and Sumitomo Heavy Industries, Ltd. prior to a vote of SN's board of directors. As a result, NMHG accounts for its ownership in SN using the equity method of accounting. NMHG purchases, under normal trade terms based on current market prices, Hyster® and Yale®-branded lift trucks and related component and aftermarket parts from SN for sale outside of Japan. In 2007, 2006 and 2005, purchases from SN were $116.9 million, $95.6 million and $72.8 million, respectively. Amounts payable to SN at December 31, 2007 and 2006 were $36.0 million and $25.2 million, respectively.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

During 2007, 2006 and 2005, NMHG recognized $2.0 million, $2.1 million and $3.6 million, respectively, in expenses related to payments to SN for engineering design services. Additionally, NMHG recognized income of $1.6 million, $1.4 million and $0.3 million for payments from SN for use of technology developed by NMHG during 2007, 2006 and 2005, respectively.

OUTLOOK

NMHG Wholesale

NMHG Wholesale expects continued growth in lift truck markets in 2008 in Europe and Asia-Pacific and a year-over-year decrease in the Americas market. Overall, NMHG Wholesale expects modest increases in unit booking and shipment levels for 2008 compared with 2007 as a result of these market prospects. However, if U.S. economic conditions deteriorate more than expected, sales of units and higher-margin parts could decline in 2008, which would adversely affect revenues and profit margins.

The weakening of the U.S. dollar has adversely affected NMHG Wholesale's results because it manufactures certain lift trucks and sources certain components from countries with appreciated currencies for sale in the U.S. market. Unfavorable foreign currency movements have effectively lowered current annualized pre-tax profitability, excluding the effects of hedges, by approximately $72 million more than if the currency rates in 2007 had been the same as 2002, when the operating profit margin target for NMHG Wholesale was established. In addition, NMHG Wholesale is expecting a further unfavorable impact on 2008 results if year-end 2007 unfavorable currency exchange rates persist. To offset the effects of currency, during 2007 NMHG Wholesale outsourced its welding and painting operations at its manufacturing facility in The Netherlands to a third party in a lower-cost country and announced an additional manufacturing restructuring program, which will phase out production of current products at its facility in Irvine, Scotland, change the product mix at its Craigavon, Northern Ireland facility and increase production at its Berea, Kentucky and Sulligent, Alabama plants in the United States and at its Ramos Arizpe facility in Mexico. These programs are expected to reduce purchases of high cost euro- and British pound sterling-denominated materials and components, reduce freight costs, lessen NMHG Wholesale's exposure to future currency exchange rate fluctuations, reduce the manufacturing footprint of NMHG Wholesale's European manufacturing locations, provide additional opportunities to source components from lower-cost countries and reduce required working capital levels. The Irvine, Scotland and other related manufacturing restructuring programs are anticipated to generate savings beginning in 2008 and improve net results starting in 2009, and, at maturity, generate benefits which are expected to exceed $20 million in annual cost savings. However, the company anticipates future additional charges related to this manufacturing restructuring program of approximately $9.1 million during 2008 and $0.4 million in 2009. These charges are in addition to the $7.6 million of pre-tax charges incurred during 2007.

NMHG Wholesale's investment in long-term programs, particularly its significant new electric-rider truck program, which will bring a full line of new products to market over the course of 2008 and 2009, and warehouse truck and big truck product development and manufacturing programs, are expected to continue to improve future results. NMHG Wholesale continues to believe the programs in place and others in development will allow it to achieve its nine percent operating profit margin goal in the 2010 or 2011 time frame.

NMHG Retail

NMHG Retail's key improvement programs, especially those implemented in Asia-Pacific during mid-2007, are expected to have an increasingly favorable effect during 2008 in line with the strategic objective of achieving at least break-even results while building market position.

NACCO HOUSEWARES GROUP

OVERVIEW

NACCO Housewares Group includes two reportable segments: HBB, a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels, and KC, a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States. Because the housewares business is seasonal, a majority of revenues and operating profit occurs in the second half of the year when sales of small electric appliances to retailers and consumers increase significantly for the fall holiday selling season.

For HBB, competition in the housewares industry continues to be intense. Rising costs of transportation and raw materials such as plastic, copper, aluminum and steel continue to place significant pressure on margins. To lower costs further and provide greater value, HBB and other housewares suppliers have transferred most, if not all, of their manufacturing to third-party manufacturers located in lower-cost regions, primarily Asia. Therefore, further dramatic cost reductions are increasingly difficult to achieve as the outsourcing process is completed and material and transportation costs rise.

As housewares products face heightened competition for consumers' disposable income, new, innovative products become even more important to driving growth and higher margins. Several consumer trends are favorable for small kitchen appliances, including the growing popularity of both gourmet and on-the-run home cooking. Brands also continue to be important in this market. However, because barriers to entry are low, HBB can face challenging competition from new products with new brand names. Overall, the market growth rate in small kitchen appliances is likely to be slightly negative to very low due to economic uncertainties, including a significantly weakened housing market in the United States.

Strong relationships with the leading retailers are critical for success. Leading retailers for small kitchen appliances include mass merchants, warehouse clubs, specialty stores and Internet sites. Shelf placement is highly competitive and sales are increasingly driven by promotional activity in the fourth-quarter holiday season, which delivers a significant portion of annual sales. The impact of winning or losing a single product placement or multi-product placement program at specific retailers is being magnified as certain retailers' shares of the overall market grow. Other retailer trends include the increased offering of private-label versions of small kitchen appliances, as well as a growing interest in products, packaging and processes considered to be environmentally sustainable.

HBB has established strategies and key programs aimed at responding to these industry trends. These strategies and programs focus on three fundamental areas: continuous cost reduction; innovation; and professional sales and marketing. Each key program is designed to enhance profitability or generate growth. Profit enhancement programs focus on efficiencies in product development, purchasing and the supply chain, while growth programs focus on new innovative products, branding and distribution channel optimization. HBB believes these strategies and programs, in combination with the company's core competencies, will help HBB remain competitive in a challenging industry and position the company for even greater future success.

For KC, the retail environment continues to be extremely competitive. Widespread Chinese sourcing allows many retailers to offer value-priced kitchen products. Labor and rent costs are rising, and transportation costs are increasing due to higher fuel prices. To succeed in kitchenware retailing, costs must be kept to a minimum.

KC believes there is excellent growth potential in kitchenware retailing, but only through offering unique, high-quality products at prices affordable to most consumers. While a number of very low-end and very high-end kitchenware retailers participate in the marketplace, there is still an excellent opportunity for stores offering mid-priced, high-quality kitchenware. Consumers remain highly interested in TV celebrity chefs and in purchasing the kitchen tools they use. However, the effects of a challenging economy could dampen the demand for these items.

While the outlet mall industry expanded rapidly during the 1990s, its growth has slowed as consumers began to find great values in other retail channels, including mass retailers and the Internet. Consumer traffic at many outlet malls declined in 2007 due, in part, to higher gasoline prices. Traffic and sales also declined primarily due to a general softness in consumer spending during the important fourth-quarter holiday season. For store formats with a widespread presence in existing outlet malls, such as the KC stores, overall success will require optimizing performance in each existing store rather than expansion to new outlet malls. For store formats that have not fully expanded into the existing outlet mall market, such as the LGC store format, there is still opportunity for growth. Beyond outlet malls, the company believes significant growth opportunities exist in other retail channels, such as traditional malls and lifestyle centers.

KC has established strategies and key programs geared to these current industry trends. KC's strategies and key programs are focused on three main program areas: disciplined cost control; unique, affordable products; and store improvement and expansion. Programs designed to enhance profitability are especially important in periods of reduced customer traffic in outlet malls. In addition, programs to develop store formats beyond outlet malls are increasingly important for generating growth.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
(Tabular Amounts in Millions, Except Per Share and Percentage Data)

FINANCIAL REVIEW

Operating Results

The results of operations for Housewares were as follows for the year ended December 31:

	2007	2006	2005
Revenues			
HBB	**$ 540.7**	$ 546.7	$ 527.7
KC	**210.0**	170.7	116.9
Eliminations	**(4.8)**	(5.9)	(5.5)
Housewares	**$ 745.9**	$ 711.5	$ 639.1
Operating profit			
HBB	**$ 40.3**	$ 42.5	$ 37.0
KC	**0.5**	6.8	2.3
Eliminations	**(0.1)**	-	-
Housewares	**$ 40.7**	$ 49.3	$ 39.3
Interest expense			
HBB	**$ (10.1)**	$ (4.8)	$ (5.3)
KC	**(1.8)**	(0.7)	(0.6)
Housewares	**$ (11.9)**	$ (5.5)	$ (5.9)
Other income (expense), net			
HBB	**$ (0.4)**	$ (2.4)	$ 0.5
KC	**(0.1)**	(0.1)	-
Housewares	**$ (0.5)**	$ (2.5)	$ 0.5
Net income (loss)			
HBB	**$ 18.4**	$ 22.2	$ 20.3
KC	**(0.9)**	3.7	1.0
Eliminations	**(0.1)**	-	-
Housewares	**$ 17.4**	$ 25.9	$ 21.3
Effective income tax rate			
HBB	**38.3%**	37.1%	37.0%
KC	**35.7%**	38.3%	41.2%
Housewares	**38.5%**	37.3%	37.2%

See the discussion of the consolidated effective income tax rate in the Consolidated Income Taxes section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

HAMILTON BEACH BRANDS, INC.

2007 Compared with 2006

The following table identifies the components of change in revenues for 2007 compared with 2006:

	Revenues
2006	$ 546.7
Increase (decrease) in 2007 from:	
Unit volume	(44.6)
Sales mix and other	26.6
Average sales price	7.8
Foreign currency	4.2
2007	**$ 540.7**

Revenues decreased 1.1% in 2007 to $540.7 million compared with $546.7 million in 2006, primarily as a result of lower unit volumes from a decrease in sales to key retailers in a weak U.S. consumer market, partially offset by a shift to sales of higher-priced products and from the effect of price increases implemented late in the fourth quarter of 2006. Revenues were also favorably affected by foreign currency movements during 2007 compared with 2006.

The following table identifies the components of change in operating profit for 2007 compared with 2006:

	Operating Profit
2006	$ 42.5
Restructuring programs	1.5
	44.0
Increase (decrease) in 2007 from:	
Selling, general and administrative expenses	(2.3)
Foreign currency	(1.8)
Gross profit	(0.3)
Product liability	1.2
	40.8
Restructuring programs	(0.5)
2007	**$ 40.3**

HBB had operating profit of $40.3 million in 2007 and $42.5 million in 2006, which, included restructuring charges of $0.5 million and $1.5 million in 2007 and 2006, respectively. See further discussion of the Restructuring Programs below. HBB's operating results were also affected by higher selling, general and administrative expenses which included increased employee-related expenses and higher warehouse, warranty and advertising expenses, partially offset by the absence of an environmental charge in 2006 as a result of revised remediation estimates for previously occupied sites. Operating profit was also reduced by unfavorable foreign currency movements during 2007. The decreases were partially offset by an adjustment to the product liability reserve resulting from a reduction in the estimate of the number of claims that have been incurred but not reported and the average cost per claim due to more favorable claims experience than previously estimated.

HBB's net income decreased to $18.4 million in 2007 compared with $22.2 million in 2006. This decrease was mainly due to increased interest expense from additional borrowings for the payment of a $110.0 million special cash dividend during 2007.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

2006 Compared with 2005

The following table identifies the components of change in revenues for 2006 compared with 2005:

	Revenues
2005	$ 527.7
Increase (decrease) in 2006 from:	
Sales mix and other	30.1
Foreign currency	2.6
Unit volume	(13.7)
2006	**$ 546.7**

Revenues increased 3.6% in 2006 to $546.7 million compared with $527.7 million in 2005. The increase in revenues was primarily due to sales of higher-priced products in the U.S. consumer and international markets as well as favorable foreign currency effects. These increases were partially offset by reduced unit volumes.

The following table identifies the components of change in operating profit for 2006 compared with 2005:

	Operating Profit
2005	$ 37.0
2005 Restructuring program	3.8
	40.8
Increase (decrease) in 2006 from:	
Gross profit	3.9
Foreign currency	2.0
Selling, general and administrative expenses	(2.7)
	44.0
2006 Restructuring program	(1.5)
2006	**$ 42.5**

Operating profit increased 14.9% to $42.5 million in 2006 from $37.0 million in 2005. Operating profit includes restructuring charges of $1.5 million and $3.8 million for restructuring programs implemented at HBB's Mexican manufacturing facility in 2006 and 2005, respectively. See further discussion of the Restructuring Programs below.

HBB's operating results were favorably affected by an increase in gross profit, primarily due to a shift in sales mix to higher-margin products partially offset by higher product costs, a lower restructuring charge in 2006 compared with 2005 and reduced warehouse expenses. In addition, favorable foreign currency movements improved operating profit at HBB. Selling, general and administrative expenses increased primarily from an increase in environmental reserves of $2.2 million as a result of revised remediation estimates for previously occupied sites, and higher employee-related expenses.

HBB's net income increased to $22.2 million in 2006 compared with $20.3 million in 2005. This increase was mainly due to the increase in operating profit partially offset by an increase in other expense, primarily from unfavorable foreign currency movements and $0.7 million related to costs for an unsuccessful transaction with Applica Incorporated ("Applica"). See further discussion in the Applica Transaction section of the NACCO and Other portion of Management's Discussion and Analysis of Financial Condition and Results of Operations.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Restructuring Programs:

2006 Restructuring Program

During 2006, HBB's management approved a plan for the Saltillo, Mexico facility to phase out production of blenders and coffeemakers for the Mexican and Latin American markets. Blenders and coffeemakers for the Mexican and Latin American markets are now sourced from third-party suppliers. As such, HBB recognized a charge of approximately $1.5 million in 2006, of which $1.1 million was related to severance and $0.3 million was related to lease termination costs for machinery and equipment no longer in use. Also included in the restructuring charge is a $0.1 million non-cash asset impairment charge for equipment and tooling, which was determined based on current estimated market values for similar assets compared with the net book value of these assets. During 2007, HBB recognized an additional charge of approximately $0.9 million related to the lease impairment of the building and equipment no longer in use and $0.1 million for other costs related to the restructuring. Severance payments of $1.1 million were made to 129 employees during 2007. Lease payments of $1.1 million and payments of $0.1 million for other costs were made during 2007. Payments related to this restructuring plan are expected to continue into early 2008.

As a result of this restructuring program, HBB expects estimated cost savings of $0.6 million annually.

2005 Restructuring Program

During 2005, HBB's management approved a plan for the Saltillo, Mexico facility to phase out production of blenders for the U.S. and Canadian markets and only produce blenders for the Mexican and Latin American markets. Blenders for the U.S. and Canadian markets will be sourced from third-party Chinese manufacturers. As such, HBB recognized a charge of approximately $3.8 million in 2005, of which $0.2 million related to the write-down of excess inventory. Included in the remaining $3.6 million was $2.3 million related to severance, $1.0 million related to lease termination costs for machinery and equipment no longer in use and $0.1 million related to other costs. Also included in the restructuring charge was a $0.2 million non-cash asset impairment charge for equipment and tooling. Severance payments of $0.2 million to 97 employees were made during 2005. During 2006, HBB recognized a charge of approximately $0.2 million for other costs related to the restructuring. In addition, severance payments of $1.7 million were made to 363 employees, lease payments of $0.9 million and payments of $0.2 million for other costs were made during 2006. Severance payments of $0.4 million were made to 85 employees during 2007. Also, $0.1 million of the accrual related to lease termination costs for machinery and equipment no longer in use was reversed due to receiving higher than estimated proceeds for the sale of machinery and equipment during 2007. No further payments related to this restructuring plan are expected.

As a result of this restructuring program, HBB expects estimated cost savings for this program of $0.6 million annually.

2004 Restructuring Program

During 2004, HBB's Board of Directors approved management's plan to restructure HBB's manufacturing activities by closing the Sotec manufacturing facility located near Juarez, Mexico and consolidating all remaining activities into its Saltillo, Mexico facility. In addition, it closed its El Paso, Texas distribution center and consolidated these activities into its Memphis, Tennessee distribution center. As a result, HBB recognized a charge of approximately $9.4 million in 2004, of which $0.4 million related to the write-down of excess inventory. Included in the remaining $9.0 million was $3.6 million related to lease termination costs for closed facilities and machinery and equipment no longer in use, $2.3 million was related to severance and $0.1 million was related to post-employment medical expenses. Also included in the restructuring charge was a $3.0 million non-cash asset impairment charge for equipment and tooling. During 2005, additional expenses of $0.3 million for lease impairment were incurred. Lease payments of $0.7 million and severance payments of $0.4 million to 66 employees were made during 2005. Payments for post-employment medical expenses of $0.1 million were made during 2005. During 2006, $0.1 million of the amount accrued at December 31, 2004 for severance was reversed as a result of a reduction in the estimate of employees eligible to receive severance payments. During 2007, severance payments of $0.4 million were made to 30 employees and $0.1 million of the accrual for the write-down of excess inventory was reversed due to the inventory being sold for an amount higher than previously estimated. No further payments related to this restructuring plan are expected.

As a result of this restructuring program, HBB expects estimated cost savings of $4.0 million annually.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The following tables detail the change in cash flow for the year ended December 31:

	2007	2006	Change
Operating activities:			
Net income	$ 18.4	$ 22.2	$ (3.8)
Depreciation and amortization	4.3	5.5	(1.2)
Other	(1.1)	4.3	(5.4)
Working capital changes	(2.1)	(3.3)	1.2
Net cash provided by operating activities	**19.5**	28.7	(9.2)
Investing activities:			
Expenditures for property, plant and equipment	(3.9)	(4.2)	0.3
Proceeds from the sale of assets	0.2	11.4	(11.2)
Net cash provided by (used for) investing activities	**(3.7)**	7.2	(10.9)
Cash flow before financing activities	**$ 15.8**	$ 35.9	$ (20.1)

Net cash provided by operating activities decreased $9.2 million, primarily due to other non-cash items, the decrease in net income and lower depreciation as a result of the sale of the Mexican manufacturing facility in 2006. The effect of other non-cash items decreased mainly due to the change in deferred taxes. This was partially offset by more favorable working capital changes in 2007.

The decrease in net cash provided by (used for) investing activities was due to the proceeds received from the sale of HBB's manufacturing facility in Saltillo, Mexico in 2006.

	2007	2006	Change
Financing activities:			
Net additions (reductions) of long-term debt and revolving credit agreements	**$ 112.9**	$ (12.0)	$ 124.9
Financing fees paid	**(2.5)**	-	(2.5)
Cash dividends paid to NACCO	**(128.5)**	(23.0)	(105.5)
Net cash used for financing activities	**$ (18.1)**	$ (35.0)	$ 16.9

Net cash used for financing activities decreased $16.9 million in 2007 compared with 2006, primarily due to borrowings under the new term loan agreement, which were used to fund a $110.0 million special cash dividend paid in 2007.

Financing Activities

HBB has a $115.0 million senior secured floating-rate revolving credit facility (the "HBB Facility"). The HBB Facility was amended on May 31, 2007 to extend the maturity date to July 31, 2012, change the interest rate on outstanding borrowings, revise certain definitions, allow HBB to pay a special cash dividend of $110.0 million and allow HBB to enter into a term loan agreement (the "HBB Term Loan"). The obligations under the HBB Facility are secured by a first lien on the accounts receivable and inventory of HBB and a second lien on all of the other assets of HBB. The approximate value of HBB's assets held as collateral for the first and second lien under the HBB Facility was $300 million as of December 31, 2007.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The HBB Facility is governed by a borrowing base derived from advance rates against the inventory and accounts receivable, as defined in the HBB Facility. Adjustments to reserves, including derivative reserves, will change the eligible borrowing base. A portion of the availability can be denominated in Canadian dollars to provide funding to HBB's Canadian subsidiary. Borrowings bear interest at a floating rate, which can be either a base rate, LIBOR or bankers' acceptance rate, as defined in the HBB Facility, plus an applicable margin. The applicable margins, effective December 31, 2007, for base rate loans and LIBOR loans denominated in U.S. dollars were 0.00% and 1.00%, respectively. The applicable margins, effective December 31, 2007, for base rate and bankers' acceptance loans denominated in Canadian dollars were 0.50% and 1.00%, respectively. The HBB Facility also requires a fee of 0.20% per annum on the unused commitment. The margins and unused commitment fee are subject to quarterly adjustment based on the average excess availability.

At December 31, 2007, the borrowing base under the HBB Facility was $100.6 million, which had been reduced for reserves and the excess availability requirement, as defined in the HBB Facility. Borrowings outstanding under the HBB Facility were $30.9 million at December 31, 2007. Therefore, at December 31, 2007, the excess availability under the HBB Facility was $69.7 million. The floating rate of interest applicable to the HBB Facility at December 31, 2007 was 6.22% including the floating rate margin.

The HBB Facility includes restrictive covenants that, among other things, set limitations on additional indebtedness (other than indebtedness under the HBB Facility and HBB Term Loan), investments, asset sales and the payment of dividends to NACCO. Subject to achieving availability thresholds, dividends to NACCO are limited to $5.0 million plus 50% of HBB's net income since the effective date of the amendment in 2007. The HBB Facility also requires HBB to meet minimum fixed charge ratio tests in certain circumstances. At December 31, 2007, HBB was in compliance with the covenants in the HBB Facility.

On May 31, 2007, HBB entered into the HBB Term Loan that provides for term loans up to an aggregate principal amount of $125.0 million. A portion of the proceeds of the term loans under the HBB Term Loan were used to finance the payment of a $110.0 million special cash dividend. Borrowings outstanding under the HBB Term Loan were $124.1 million at December 31, 2007. The term loans require quarterly principal payments in an amount equal to 1% of the original principal amount per year for the term of the loan, with the remaining balance to be paid at the maturity date on May 31, 2013. Prior to the final maturity date, the term loans are subject to mandatory prepayments from the proceeds of the issuance of certain indebtedness, certain asset sales and 50% of excess cash flow, as defined in the HBB Term Loan, which reduce the quarterly principal payments required. The obligations of HBB under the HBB Term Loan are secured by a second lien on accounts receivable and inventory and a first lien on all of the other assets of HBB. The approximate value of HBB's assets held as collateral for the first and second lien under the HBB Term Loan was $300 million as of December 31, 2007.

The term loans bear interest at a floating rate which, at HBB's option, can be either a base rate or LIBOR, as defined in the HBB Term Loan, plus an applicable margin. The applicable margins, effective December 31, 2007, for base rate loans and LIBOR loans were 1.25% and 2.25%, respectively. The applicable margins are subject to quarterly adjustment based on a leverage ratio. The interest rate on the amount outstanding under the HBB Term Loan was 7.47% at December 31, 2007.

The HBB Term Loan contains restrictive covenants substantially similar to those in the HBB Facility which, among other things, limit the amount of dividends HBB may declare and pay and the incurrence of indebtedness (other than indebtedness under the HBB Facility). Dividends to NACCO are limited to $5.0 million plus 50% of HBB's net income since the closing date of the HBB Term Loan. The HBB Term Loan also requires HBB to meet certain financial tests, including, but not limited to, maximum total leverage ratio and minimum fixed charge coverage ratio tests. At December 31, 2007, HBB was in compliance with the covenants in the HBB Term Loan.

HBB believes funds available from cash on hand at HBB and the Company, the HBB Facility and operating cash flows will provide sufficient liquidity to meet its operating needs and commitments arising during the next twelve months and until the HBB Facility expires in 2012.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Contractual Obligations, Contingent Liabilities and Commitments

Following is a table which summarizes the contractual obligations of HBB as of December 31, 2007:

	Payments Due by Period						
Contractual Obligations	**Total**	**2008**	**2009**	**2010**	**2011**	**2012**	**Thereafter**
HBB Facility	$ 30.9	$ 15.9	$ -	$ -	$ -	$ 15.0	$ -
Variable interest payments on HBB Facility	4.7	1.4	0.9	0.9	0.9	0.6	-
HBB Term Loan	124.1	4.8	1.2	0.6	-	-	117.5
Variable interest payments on HBB Term Loan	47.5	9.0	8.9	8.8	8.8	8.8	3.2
Capital lease obligations including principal and interest	0.5	-	-	-	0.1	0.1	0.3
Purchase and other obligations	161.6	149.5	7.2	2.1	1.6	0.2	1.0
Operating leases	24.9	5.3	5.2	4.9	2.5	1.7	5.3
Total contractual cash obligations	$ 394.2	$ 185.9	$ 23.4	$ 17.3	$ 13.9	$ 26.4	$ 127.3

As a result of the adoption of FIN No. 48, HBB has a long-term liability of approximately $3.4 million for unrecognized tax benefits as of December 31, 2007. At this time, the Company is unable to make a reasonable estimate of the timing of payments due to, among other factors, the uncertainty of the timing and outcome of its audits.

An event of default, as defined in the HBB Facility, the HBB Term Loan and in HBB's operating and capital lease agreements, could cause an acceleration of the payment schedule. No such event of default has occurred under these agreements.

HBB's interest payments are calculated based upon HBB's anticipated payment schedule and the December 31, 2007 LIBOR rate and applicable margins, as defined in the HBB's Facility and the HBB Term Loan. A 1/8% increase in the LIBOR rate would increase HBB's estimated total interest payments on the HBB Facility by $0.1 million and HBB's Term Loan Agreement by $0.8 million.

The purchase and other obligations are primarily for accounts payable, open purchase orders and accrued payroll and incentive compensation.

Pension and post-retirement funding can vary significantly each year due to changes in legislation and the Company's funding decisions to contribute any excess above the minimum legislative funding requirements. As a result, pension and post-retirement funding has not been included in the table above. Pension benefit payments are made from assets of the pension plans. HBB expects to contribute $0.5 million to its non-U.S. pension plan in 2008. HBB expects to make payments related to its other post-retirement plans of an additional amount of approximately $0.1 million per year over the next ten years. Benefit payments beyond that time cannot currently be estimated.

Capital Expenditures

Following is a table which summarizes actual and planned capital expenditures:

	Planned 2008	Actual 2007	Actual 2006
HBB	$ 5.4	$ 3.9	$ 4.2

Planned expenditures for 2008 are primarily for tooling for new products. These expenditures are expected to be funded from internally generated funds and bank borrowings.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Capital Structure

HBB's capital structure is presented below:

	December 31		
	2007	2006	Change
Total net tangible assets	**$ 92.8**	$ 91.7	$ 1.1
Goodwill	**80.7**	80.7	-
Net assets	**173.5**	172.4	1.1
Total debt	**(155.2)**	(42.2)	(113.0)
Stockholder's equity	**$ 18.3**	$ 130.2	$ (111.9)
Debt to total capitalization	**89%**	24%	65%

During 2007, HBB significantly changed its capital structure by paying a special cash dividend of $110.0 million, which was financed with the HBB Term Loan nd resulted in reduced stockholder's equity and increased total debt. The dividend payment represents a return to NACCO of a portion of its investment in HBB and was determined based on an evaluation of HBB's capital structure and anticipated future financial performance.

OUTLOOK

2008 is expected to be a difficult year for HBB. Current economic factors affecting U.S. consumers, such as high gasoline prices, depressed home sales levels and mortgage debt concerns, appear to be among factors which are likely to create a challenging retail environment in 2008. Further, HBB expects continued significant pricing pressure from suppliers in 2008 due to increased commodity costs for resins, copper, steel and aluminum, which are likely to affect short-term operating results unfavorably. While HBB will work to mitigate these increased costs through programs initiated in prior years, as well as through price increases as appropriate, the timing of margin recovery is likely to adversely affect results in 2008.

While economic factors are expected to continue to affect consumer spending patterns unfavorably over the near term, HBB is focusing on continuing to strengthen its market position through product innovation, promotions and branding programs. As a result, HBB had a strong assortment of new products introduced during 2007, and further new product introductions are in the pipeline for 2008 and 2009, all of which are expected to favorably affect revenues. However, because of uncertainty in U.S. consumer markets, volume prospects are difficult to predict with regard to price point and margin mix.

HBB has completed its transition out of manufacturing and moved the production of all products to third-party manufacturers. This transition and other programs initiated by HBB, as well as anticipated increases in sales resulting from an improved mix of sales of higher-priced, higher-margin products, are expected to have a favorable impact on operating results over time.

Longer term, HBB is working to improve revenues and profitability continuously by focusing on producing innovative products and on cost-reduction and margin-enhancement programs while pursuing strategic growth opportunities.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

THE KITCHEN COLLECTION, INC.

2007 Compared with 2006

The following table identifies the components of change in revenues for 2007 compared with 2006:

	Revenues
2006	$ 170.7
Increase (decrease) in 2007 from:	
LGC stores through August 2007	40.9
KC new store sales	4.3
KC comparable store sales	0.6
LGC comparable store sales	(4.5)
KC closed store sales	(2.0)
2007	**$ 210.0**

Revenues increased 23.0% in 2007 to $210.0 million compared with $170.7 million in 2006, primarily as a result of the acquisition of certain assets of LGC in August 2006 and the operation of 74 LGC stores as of December 31, 2007. Revenues also benefited from new KC store sales and increased comparable store sales as a result of higher average sales transactions. The increase was partially offset by lower comparable store sales at LGC and the impact of closed KC stores. LGC comparable store sales decreased primarily as a result of store inventory fulfillment difficulties at LGC's third-party warehouse operations. The number of KC stores declined to 198 at December 31, 2007 from 203 stores at December 31, 2006.

The following table identifies the components of change in operating profit for 2007 compared with 2006:

	Operating Profit
2006	$ 6.8
(Increase) decrease in 2007 from:	
LGC stores through August 2007	(7.0)
LGC comparable stores	(1.1)
KC comparable stores	0.6
KC new stores	0.6
Other	0.6
2007	**$ 0.5**

KC's operating profit decreased $6.3 million to $0.5 million in 2007 compared with $6.8 million in 2006. The decrease was mainly a result of a full year of seasonal losses at LGC and lower comparable store sales at LGC, which was primarily the result of store inventory fulfillment difficulties at LGC's third-party warehouse operations. The decrease was partially offset by improved results at comparable KC stores mainly due to higher average sales transactions from price increases implemented in early 2007, as well as the favorable effect of adjustments made to the product offerings and the merchandising approach in KC stores during 2006. Operating profit also benefited from the impact of new KC stores.

KC reported a net loss of $0.9 million in 2007 compared with net income of $3.7 million in 2006, primarily due to the factors affecting operating profit and from higher interest expense as a result of higher average outstanding borrowings.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

2006 Compared with 2005

The following table identifies the components of change in revenues for 2006 compared with 2005:

	Revenues
2005	$ 116.9
Increase (decrease) in 2006 from:	
LGC stores	42.4
KC comparable store sales	7.4
KC new store sales	6.3
KC closed store sales	(2.3)
2006	**$ 170.7**

Revenues increased 46.0% in 2006 to $170.7 million compared with $116.9 million in 2005. The increase in revenues at KC was primarily attributable to KC's operation of 77 LGC stores after the acquisition of LGC in August 2006. Additionally, sales improved at comparable KC stores as a result of an increase in the number of transactions and the average sales transaction value as well as customer visits. The number of KC stores increased to 203 at December 31, 2006 from 195 stores at December 31, 2005.

The following table identifies the components of change in operating profit for 2006 compared with 2005:

	Operating Profit
2005	$ 2.3
Increase (decrease) in 2006 from:	
LGC stores	2.9
KC comparable stores	2.4
KC new stores	0.6
Selling, general and administrative expenses	(1.4)
2006	**$ 6.8**

Operating profit increased to $6.8 million in 2006 from $2.3 million in 2005 primarily due to the addition of the LGC stores in the most profitable period of the year and sales of higher-margin products as a result of improved merchandise selection at KC stores.

KC's net income increased to $3.7 million in 2006 compared with $1.0 million in 2005, mainly due to the increase in operating profit.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The following tables detail the change in cash flow for the year ended December 31:

	2007	2006	Change
Operating activities:			
Net income (loss)	$ (0.9)	$ 3.7	$ (4.6)
Depreciation and amortization	2.3	1.8	0.5
Other	(0.3)	(0.9)	0.6
Working capital changes, excluding the effect of business acquisition	(12.0)	12.6	(24.6)
Net cash provided by (used for) operating activities	**(10.9)**	17.2	(28.1)
Investing activities:			
Expenditures for property, plant and equipment	(3.9)	(1.9)	(2.0)
Acquisition of business	-	(14.2)	14.2
Net cash used for investing activities	**(3.9)**	(16.1)	12.2
Cash flow before financing activities	**$ (14.8)**	$ 1.1	$ (15.9)

Net cash provided by (used for) operating activities decreased $28.1 million primarily due to working capital changes and the decrease in net income (loss). The change in working capital was primarily the result of a decrease in accounts payable, intercompany accounts payable and other current liabilities during 2007 compared with an increase during 2006. The change in accounts payable was primarily due to the timing of payments and the change in intercompany accounts payable was primarily due to a decrease in income taxes payable to NACCO from reduced earnings in 2007. The change in other current liabilities was primarily due to a large increase in 2006 from the acquisition of LGC.

The decrease in net cash used for investing activities was due to the acquisition of certain assets of LGC in 2006 and higher expenditures required during 2007 for the integration of LGC, including updating store point-of-sale and replenishment systems and moving LGC's headquarters to Ohio. In addition, KC had increased expenditures for fixtures and equipment at new LGC stores.

	2007	2006	Change
Financing activities:			
Net additions (reductions) to long-term debt and revolving credit agreement	$ 0.1	$ (0.5)	$ 0.6
Intercompany loans	9.5	0.5	9.0
Financing fees paid	-	(0.2)	0.2
Capital contributions from NACCO	6.0	-	6.0
Other	-	0.1	(0.1)
Net cash provided by (used for) financing activities	**$ 15.6**	$ (0.1)	$ 15.7

Net cash provided by (used for) financing activities increased $15.7 million in 2007 compared with 2006 primarily from the increase in intercompany loans and a $6.0 million capital contribution from NACCO.

Financing Activities

KC's financing is provided by a $40.0 million secured floating-rate revolving line of credit (the "KC Facility") that expires in July 2010. The obligations under the KC Facility are secured by substantially all assets of KC. The approximate value of

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

KC's assets held as collateral under the KC Facility was $65 million as of December 31, 2007. The availability is derived from a borrowing base formula using KC's eligible inventory, as defined in the KC Facility. At December 31, 2007, the borrowing base as defined in the KC Facility was $40.0 million. Borrowings outstanding under the KC Facility were $0.1 million at December 31, 2007. Therefore, at December 31, 2007, the excess availability under the KC Facility was $39.9 million. The KC Facility requires a fee of 0.25% per annum on the unused commitment. Borrowings bear interest at LIBOR plus 2.15%. The KC Facility includes restrictive covenants that, among other things, limit capital expenditures and require that borrowings do not exceed $6.5 million for 30 consecutive days from December 15 to February 13. The KC Facility also prohibits the payment of dividends to NACCO until December 2008, after which dividends to NACCO are limited based upon KC's fixed charge ratio. At December 31, 2007, KC was in compliance with the covenants in the KC Facility.

KC believes funds available from cash on hand at KC and the Company, the KC Facility and operating cash flows will provide sufficient liquidity to meet its operating needs and commitments arising during the next twelve months and until the KC Facility expires in 2010.

Contractual Obligations, Contingent Liabilities and Commitments

Following is a table which summarizes the contractual obligations of KC as of December 31, 2007:

	Payments Due by Period						
Contractual Obligations	**Total**	**2008**	**2009**	**2010**	**2011**	**2012**	**Thereafter**
KC Facility	$ 0.1	$ -	$ -	$ 0.1	$ -	$ -	$ -
Purchase and other obligations	35.1	33.9	1.2	-	-	-	-
Operating leases	54.1	15.5	12.4	9.3	7.1	4.7	5.1
Total contractual cash obligations	$ 89.3	$ 49.4	$ 13.6	$ 9.4	$ 7.1	$ 4.7	$ 5.1

An event of default, as defined in the KC Facility and in KC's operating lease agreements, could cause an acceleration of the payment schedule. No such event of default has occurred under these agreements.

The purchase and other obligations are primarily for accounts payable, open purchase orders and accrued payroll and incentive compensation.

Capital Expenditures

Following is a table which summarizes actual and planned capital expenditures:

	Planned 2008	Actual 2007	Actual 2006
KC	$ 4.4	$ 3.9	$ 1.9

Planned expenditures for property, plant and equipment are primarily for the continued integration of LGC, including improving the LGC warehouse operations and for store fixtures and equipment at new or existing stores. These expenditures are expected to be funded from internally generated funds and bank borrowings.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Capital Structure

KC's capital structure is presented below.

	December 31		
	2007	2006	Change
Total net tangible assets	**$ 30.7**	$ 15.8	$ 14.9
Goodwill and other intangibles, net	**4.1**	4.4	(0.3)
Net assets	**34.8**	20.2	14.6
Advances from NACCO	**(12.5)**	(3.0)	(9.5)
Other debt	**(0.1)**	-	(0.1)
Stockholder's equity	**$ 22.2**	$ 17.2	$ 5.0
Debt to total capitalization	**36%**	15%	21%

Total net tangible assets increased $14.9 million at December 31, 2007 compared with December 31, 2006, primarily as a result of higher working capital requirements due to an increase in inventory and a decrease in intercompany accounts payable. The increase in inventory primarily resulted from store inventory fulfillment difficulties at LGC's third-party warehouse operations while intercompany accounts payable decreased due to a lower tax payable to NACCO from reduced earnings in 2007. Property, plant and equipment also increased as a result of expenditures required for the integration of LGC and the addition of fixtures and equipment at new LGC stores. Advances from NACCO increased during 2007 mainly as a result of the financing of the acquisition of LGC and the timing of payments for inventory purchases late in 2006.

Stockholder's equity increased during 2007 primarily due to a $6.0 million capital contribution from NACCO, partially offset by KC's net loss of $0.9 million.

OUTLOOK

The uncertainty in the U.S. economy, along with high gasoline prices, are expected to continue to affect consumer traffic to outlet mall locations and influence retail spending decisions unfavorably. Nevertheless, KC is hopeful there will be modest increases in revenues and improvements in operations in 2008, primarily in the second half of the year.

With the significant exception of the distribution function, the integration of LGC was completed in 2007. To improve distribution operations for Le Gourmet Chef® stores, KC has begun making arrangements to shift the LGC warehouse operations from a third-party warehouse service provider to an owned distribution operation near its current owned distribution operations. This transition is expected to be completed by mid-2008. LGC's key merchandising improvement programs will have an increasingly positive effect overall, especially in the second half of 2008. LGC operations are expected to improve over the course of 2008 compared with 2007.

Longer term, KC expects to continue programs for its Kitchen Collection® store format which are designed to enhance its merchandise mix, store displays and appearance and optimize store selling space. KC also expects to achieve growth in the Le Gourmet Chef® outlet and traditional mall store formats, while maintaining disciplined cost control and implementing merchandising improvement programs. Overall, continued profit improvement is expected in 2009 and succeeding years.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

THE NORTH AMERICAN COAL CORPORATION

OVERVIEW

NACoal mines and markets lignite coal primarily as fuel for power generation and provides selected value-added mining services for other natural resources companies. Lignite is surface mined in North Dakota, Texas, Louisiana and Mississippi. Total coal reserves approximate 2.3 billion tons with approximately 1.2 billion tons committed to customers pursuant to long-term contracts. NACoal has six lignite mining operations: The Coteau Properties Company ("Coteau"), The Falkirk Mining Company ("Falkirk"), The Sabine Mining Company ("Sabine") (collectively, the "project mining subsidiaries"), San Miguel Lignite Mining Operations ("San Miguel"), Red River Mining Company ("Red River") and Mississippi Lignite Mining Company ("MLMC"). NACoal also provides dragline mining services for independently owned limerock quarries in Florida.

At NACoal, safety, protection of the environment and improved efficiency continue to be critical to success in the mining industry. Operating costs are highly sensitive to changes in mining routines. Continued escalation in diesel fuel cost, the availability and cost of large off-road tires for mining equipment and long lead times and significantly higher prices for new mining equipment, such as draglines, have created additional challenges.

Lignite coal customers, primarily electric power plants, are under constant pressure from their end users to provide affordable power in an environmentally sensitive manner. Successful companies must continually strive for productivity improvement.

New opportunities and growth in the mining industry exist in traditional coal and aggregates mining, as well as in new areas, such as coal-based alternative fuel production. In certain regions of the United States, the demand for power has increased significantly. Advances in traditional power generation technology, along with natural gas prices that are still relatively high, have increased the probability that several new coal-fired power plants could be built over the next few years. In addition, the issues of climate change and energy independence have moved to the forefront of national politics. These issues should be considered both a threat and an opportunity to the coal industry. Although a number of alternative energy sources are being actively promoted, many energy companies are successfully pursuing environmentally sound coal-based technologies, such as enhanced power plant efficiency, coal gasification, carbon sequestration and coal-to-liquids production. NACoal expects to play a leadership role in the evolving energy, environmental and national energy policy landscape with the objective of contributing to the further development of these new coal-based options.

NACoal has established several strategies and key programs to respond to current industry trends. The programs, designed to enhance profitability and generate growth, can be classified in three main areas: low-cost mining expertise; mining and reclamation innovation; and new business opportunities.

FINANCIAL REVIEW

NACoal's project mining subsidiaries mine lignite coal for utility customers pursuant to long-term contracts at a formula price based on actual cost plus an agreed pre-tax profit or management fee per ton. The pre-tax earnings of these mines are reported on the line "Earnings of unconsolidated project mining subsidiaries" in the Consolidated Statements of Operations with related taxes included in the line "Income tax provision."

Lignite tons sold by NACoal's operating lignite mines were as follows for the year ended December 31:

	2007	2006	2005
Coteau	**14.8**	15.3	15.0
Falkirk	**7.9**	8.2	7.7
Sabine	**4.2**	3.9	4.5
Project mining subsidiaries	**26.9**	27.4	27.2
San Miguel	**2.9**	3.6	3.3
MLMC	**3.4**	3.6	3.6
Red River	**0.5**	0.8	0.6
Non-project mines	**6.8**	8.0	7.5
Total lignite tons sold	**33.7**	35.4	34.7

The limerock dragline mining operations delivered 37.6 million, 39.2 million and 25.2 million cubic yards of limerock for the years ended December 31, 2007, 2006 and 2005, respectively. The decrease in limerock yards delivered in 2007 was due to an unfavorable decision in the ongoing Florida litigation, which has reduced operations at some of the customers' quarries. The increase in limerock yards delivered in 2006 was due to dragline mining for the full year at limerock quarries where mining commenced in 2005.

Total coal reserves were as follows at December 31:

	2007	2006	2005
	(in billions of tons)		
Project mining subsidiaries	**1.1**	1.0	1.0
Non-project mines	**1.2**	1.2	1.3
Total coal reserves	**2.3**	2.2	2.3

Operating Results

The results of operations for NACoal were as follows for the year ended December 31:

	2007	2006	2005
Revenues	**$ 137.1**	$ 149.0	$ 118.4
Operating profit	**$ 43.2**	$ 61.5	$ 23.8
Interest expense	**$ (7.0)**	$ (7.4)	$ (8.5)
Other	**$ 0.7**	$ 0.2	$ 0.1
Net income	**$ 31.0**	$ 39.7	$ 16.2
Effective income tax rate	**16.0%**	26.9%	(5.2)%

The effective income tax rate for 2006 increased compared with 2005 as a result of a shift in mix of pre-tax income toward entities with higher income tax rates, the tax effect of reduced percentage depletion deduction resulting from a pension contribution made in the third quarter of 2006 and the absence of favorable tax adjustments that resulted in an unusually low income tax rate in 2005. See the discussion of the consolidated effective income tax rate in the Consolidated Income Taxes section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

2007 Compared with 2006

The following table identifies the components of change in revenues for 2007 compared with 2006:

	Revenues
2006	$ 149.0
Decrease in 2007 from:	
Consolidated coal mining operations	(8.9)
Royalty income	(2.6)
Limerock dragline mining operations	(0.4)
2007	**$ 137.1**

Revenues for 2007 decreased $11.9 million to $137.1 million from $149.0 million in 2006. The decrease was primarily due to lower sales at the consolidated coal mining operations and a reduction in royalty income as a result of the completion of mining certain reserves by third parties. The decline in sales from the consolidated coal mining operations between years was driven primarily by a planned customer power plant outage and lower sales to third-parties at Red River.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The following table identifies the components of change in operating profit for 2007 compared with 2006.

	Operating Profit
2006	$ 61.5
Increase (decrease) in 2007 from:	
Gain on the sale of assets	(21.0)
Consolidated coal and limerock dragline mining operating profit	(2.8)
Royalty	(1.3)
Arbitration award	3.7
Earnings of unconsolidated project mining subsidiaries	1.7
Selling, general and administrative expenses	1.4
2007	**$ 43.2**

Operating profit decreased to $43.2 million in 2007 from $61.5 million in 2006. The decrease in operating profit was primarily due to the absence of the gain on the sale of two draglines for $21.5 million in 2006, a decrease in consolidated coal and limerock dragline mining operating profit and a reduction in royalty income as a result of the completion of mining certain reserves by third parties. At the consolidated coal mining operations, the decrease in operating profit was primarily attributable to the planned customer power plant outage and lower sales to third-parties at Red River, partially offset by the impact of contractual price escalations at MLMC. The decrease in operating profit at the limerock dragline mining operations was primarily due to the unfavorable decision in the ongoing Florida litigation, which has reduced operations at some of the customers' quarries. The decrease was partially offset by the receipt of an arbitration award of $3.7 million to recover costs related to a power plant and mine development project in Turkey, which was undertaken and failed several years ago. See additional discussion in Note 6 to the Consolidated Financial Statements in this Form 10-K. Additionally, operating profit at the unconsolidated project mining subsidiaries increased primarily due to contractual price escalation and selling, general and administrative expenses improved mainly due to lower employee-related expenses during 2007.

Net income in 2007 decreased to $31.0 million from $39.7 million in 2006 as a result of the factors affecting operating profit, lower interest expense due to lower average outstanding borrowings and lower interest rates and lower income tax expense. Income tax expense was higher in 2006 compared with 2007 primarily due to the tax effect of the gain on the sale of two draglines.

2006 Compared with 2005

The following table identifies the components of change in revenues for 2006 compared with 2005:

	Revenues
2005	$ 118.4
Increase (decrease) in 2006 from:	
Consolidated coal mining operations	21.4
Limerock dragline mining operations	10.0
Royalty income	(0.8)
2006	**$ 149.0**

Revenues for 2006 increased to $149.0 million, an increase of 25.8% from $118.4 million in 2005. Increased revenues at the consolidated coal mining operations was due to the favorable impact of a contract amendment at San Miguel, increased production and sales to additional customers at Red River and contractual price escalation at MLMC. Additionally, revenues increased due to increased production at the limerock dragline mining operations from the commencement of two new operations in 2005. These increases were partially offset by a decrease in royalty income.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The following table identifies the components of change in operating profit for 2006 compared with 2005.

	Operating Profit
2005	$ 23.8
Increase (decrease) in 2006 from:	
Gain on the sale of assets	21.8
Consolidated coal and limerock dragline mining operating profit	17.3
Earnings of unconsolidated project mining subsidiaries	2.2
Acquisition and development of reserves	(1.9)
Royalty	(1.3)
Selling, general and administrative expenses	(0.4)
2006	**$ 61.5**

Operating profit increased to $61.5 million in 2006 from $23.8 million in 2005. The increase in operating profit was primarily due to the gain on the sale of assets, mainly two draglines for $21.5 million, an increase in consolidated coal and limerock dragline mining operating profit and higher volumes and contractual price escalation at the unconsolidated project mines. At the consolidated coal mining operations, the increase in operating profit was primarily attributable to the favorable impact of the contract amendment at San Miguel and lower operating expense at MLMC. The increase in operating profit at the limerock dragline mining operations was primarily due to the commencement of two new limerock dragline mining operations in 2005. These increases were partially offset by an increase in expenditures related to the development of additional uncommitted coal reserves, lower royalty income and higher selling, general and administrative expenses.

Net income in 2006 increased to $39.7 million from $16.2 million in 2005 as a result of the factors affecting operating profit and lower interest expense due to lower average outstanding borrowings and lower interest rates, partially offset by higher income tax expense. Income tax expense increased as a result of a shift in mix of pre-tax income toward entities with higher income tax rates, the tax effect of a reduced percentage depletion deduction resulting from a pension contribution made in the third quarter of 2006 and the absence of favorable tax adjustments that resulted in an unusually low income tax rate in 2005.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The following tables detail the change in cash flow for the year ended December 31:

	2007	2006	Change
Operating activities:			
Net income	$ 31.0	$ 39.7	$ (8.7)
Depreciation, depletion and amortization expense	12.4	13.6	(1.2)
Gain on sale of assets	(0.8)	(21.8)	21.0
Other	(1.2)	7.1	(8.3)
Working capital changes	3.5	0.1	3.4
Net cash provided by operating activities	**44.9**	38.7	6.2
Investing activities:			
Expenditures for property, plant and equipment	(19.5)	(26.3)	6.8
Proceeds from the sale of assets	1.3	30.5	(29.2)
Net cash provided by (used for) investing activities	**(18.2)**	4.2	(22.4)
Cash flow before financing activities	**$ 26.7**	$ 42.9	$ (16.2)

The increase in net cash provided by operating activities was primarily the result of the adjustment to net income for the non-cash effect of the gain on sale of assets in 2006, partially offset by the decrease in net income and a change in other non-cash items, primarily due to a change in deferred taxes.

The decrease in net cash provided by (used for) investing activities was primarily the result of the proceeds received from the sale of two draglines in 2006, partially offset by a decrease in expenditures for property, plant and equipment.

	2007	2006	Change
Financing activities:			
Net reductions of long-term debt and revolving credit agreements	$ (12.9)	$ (12.1)	$ (0.8)
Cash dividends paid to NACCO	(37.4)	(23.0)	(14.4)
Intercompany loans	20.7	(3.7)	24.4
Other	-	(0.1)	0.1
Net cash used for financing activities	**$ (29.6)**	$ (38.9)	$ 9.3

Net cash used for financing activities decreased primarily due to an increase in intercompany loans during 2007 partially offset by an increase in the payment of dividends to NACCO during 2007.

Financing Activities

NACoal has an unsecured revolving line of credit of up to $75.0 million and an unsecured term loan of $35.0 million at December 31, 2007 (the "NACoal Facility"). The term loan requires annual repayments of $10.0 million and a final principal repayment of $15.0 million in March 2010. The NACoal Facility expires in March 2010. NACoal had $75.0 million of its revolving credit facility available at December 31, 2007.

The NACoal Facility has performance-based pricing, which sets interest rates based upon achieving various levels of debt to EBITDA ratios, as defined in the NACoal Facility. The NACoal Facility provides for, at NACoal's option, Eurodollar loans which bear interest at LIBOR plus a margin based on the level of debt to EBITDA ratio achieved and Base Rate loans which

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

bear interest at Base Rates plus the Applicable Margin, as defined in the NACoal Facility. A facility fee, which is determined based on the level of debt to EBITDA ratio achieved is also applied to the aggregate revolving line of credit. At December 31, 2007, term loan borrowings outstanding bore interest at LIBOR plus 0.75% and the revolving credit interest rate was LIBOR plus 0.625%. At December 31, 2007, the revolving credit facility fee was 0.125% of the unused commitment of the revolving facility.

The NACoal Facility also contains restrictive covenants which require, among other things, NACoal to maintain certain debt to EBITDA and fixed charge coverage ratios and provides the ability to make loans, dividends and advances to NACCO, with some restrictions based upon NACoal's leverage ratio. At December 31, 2007, NACoal was in compliance with the covenants in the NACoal Facility.

During 2004 and 2005, NACoal issued unsecured notes totaling $45.0 million in a private placement (the "NACoal Notes"), which require annual payments of approximately $6.4 million beginning in October 2008 and will mature on October 4, 2014. These unsecured notes bear interest at a weighted-average fixed rate of 6.08%, payable semi-annually on April 4 and October 4. The NACoal Notes are redeemable at any time at the option of NACoal, in whole or in part, at an amount equal to par plus accrued and unpaid interest plus a "make-whole premium," if applicable. The NACoal Notes contain certain covenants and restrictions which require, among other things, NACoal to maintain certain net worth, leverage and interest coverage ratios, and limit dividends to NACCO based upon NACoal's leverage ratio. At December 31, 2007, NACoal was in compliance with the covenants in the NACoal Notes.

NACoal has a demand note payable to Coteau which bears interest based on the applicable quarterly federal short-term interest rate as announced from time to time by the Internal Revenue Service. At December 31, 2007, the balance of the note was $7.4 million and the interest rate was 4.13%.

NACoal has a collateralized note payable that expires in 2008 and requires a monthly principal and interest payment at a fixed interest rate of 5.21%. The balance of the note was $0.5 million at December 31, 2007.

NACoal believes funds available from the NACoal Facility and operating cash flows will provide sufficient liquidity to finance all of its scheduled loan principal repayments and its operating needs and commitments arising during the next twelve months and until the expiration of the NACoal Facility in 2010.

Contractual Obligations, Contingent Liabilities and Commitments

Following is a table which summarizes the contractual obligations of NACoal as of December 31, 2007:

	Payments Due by Period						
Contractual Obligations	**Total**	**2008**	**2009**	**2010**	**2011**	**2012**	**Thereafter**
NACoal Facility	$ 35.0	$ 10.0	$ 10.0	$ 15.0	$ -	$ -	$ -
Variable interest payments on							
NACoal Facility	2.7	1.6	1.0	0.1	-	-	-
NACoal Notes	45.0	6.4	6.4	6.4	6.4	6.4	13.0
Interest payments on NACoal Notes	10.2	2.6	2.2	1.8	1.5	1.1	1.0
Other debt	7.9	0.5	-	-	-	-	7.4
Purchase and other obligations	54.2	54.2	-	-	-	-	-
Capital lease obligations	0.4	0.1	0.3	-	-	-	-
Operating leases	37.0	6.5	6.1	5.8	4.2	3.5	10.9
Total contractual cash obligations	$ 192.4	$ 81.9	$ 26.0	$ 29.1	$ 12.1	$ 11.0	$ 32.3

As a result of the adoption of FIN No. 48, NACoal has a long-term liability of approximately $1.1 million for unrecognized tax benefits as of December 31, 2007. At this time, the Company is unable to make a reasonable estimate of the timing of payments due to, among other factors, the uncertainty of the timing and outcome of its audits.

An event of default, as defined in the NACoal Facility, NACoal Notes and NACoal's operating lease agreements, could cause an acceleration of the payment schedule. No such event of default has occurred or is anticipated to occur.

NACoal's variable interest payments are calculated based upon NACoal's anticipated payment schedule and the December 31, 2007 LIBOR rate and applicable margins, as defined in the NACoal Facility. A 1/8% increase in the LIBOR rate would increase NACoal's estimated total interest payments on the NACoal Facility by $0.1 million.

The purchase and other obligations are primarily for accounts payable, open purchase orders and accrued payroll and incentive compensation.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Pension and post-retirement funding can vary significantly each year due to changes in legislation and the Company's funding decisions to contribute any excess above the minimum legislative funding requirements. As a result, pension and post-retirement funding has not been included in the table above. NACoal maintains one supplemental retirement plan that pays monthly benefits to participants directly out of corporate funds and expects to pay benefits of approximately $0.3 million per year through 2011 and $0.4 million per year through 2017. Benefit payments beyond that time cannot currently be estimated. All other pension benefit payments are made from assets of the pension plans. NACoal is not expected to fund the pension plan during 2008. NACoal also expects to make payments related to its other post-retirement plans of approximately $0.1 million per year over the next ten years. Benefit payments beyond that time cannot currently be estimated.

Capital Expenditures

Following is a table which summarizes actual and planned capital expenditures:

	Planned 2008	Actual 2007	Actual 2006
NACoal	$ 30.6	$ 19.5	$ 26.3

Planned expenditures for 2008 include mine equipment and development. These expenditures are expected to be funded from internally generated funds and bank borrowings.

Capital Structure

NACoal's capital structure is presented below:

	December 31		
	2007	2006	Change
Total net tangible assets	**$ 116.1**	$ 89.3	$ 26.8
Coal supply agreements and other intangibles, net	**69.2**	71.9	(2.7)
Net assets	**185.3**	161.2	24.1
Advances from NACCO	**(21.0)**	(0.3)	(20.7)
Other debt	**(88.3)**	(100.9)	12.6
Stockholder's equity	**$ 76.0**	$ 60.0	$ 16.0
Debt to total capitalization	**59%**	63%	(4)%

The increase in total net tangible assets of $26.8 million was primarily from a $20.3 million reduction of net intercompany payables and receivables, primarily due to the payment during 2007 of dividends which were declared during 2006, and a $9.7 million increase in property, plant and equipment, mainly from the purchase of a dragline in 2007. Total advances from NACCO and other debt increased during 2007 primarily due to the payment of dividends to NACCO.

Stockholder's equity increased as a result of net income of $31.0 million, partially offset by $15.6 million of dividends declared in 2007.

OUTLOOK

Overall, NACoal expects results for 2008 to be well below 2007. Much of the anticipated decrease is expected to be the result of a reduction in total lignite coal deliveries in 2008 compared with 2007, primarily due to increased customer plant outages in 2008. NACoal also expects higher costs due to lower production levels at MLMC as a result of expected continued lower delivery levels, as well as higher repair and maintenance expenses at Red River. In addition, lower royalty income, primarily as a result of the completion of mining certain reserves in the second quarter of 2007, and an increase in development expenses are expected in 2008 compared with 2007. Also contributing to the decrease between years is the absence in 2008 of a $3.7 million pre-tax arbitration award received in 2007.

Deliveries from the limerock dragline mining operations are also expected to decrease in 2008. Limerock customer projections for 2008 deliveries continue to reflect the continued decline in the Florida housing and construction markets. In addition, compliance with a district court ruling in July 2007 and the timing of receiving new permit application approvals indicate further reductions in customer deliveries are likely.

Over the longer term, NACoal expects to continue its efforts to develop new domestic coal projects and is encouraged that more new project opportunities may become available, including opportunities for coal-to-liquids, coal gasification and other clean coal technologies. Further, the company continues to pursue additional non-coal mining opportunities.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NACCO AND OTHER

OVERVIEW

NACCO and Other includes the parent company operations and Bellaire Corporation ("Bellaire"). Although Bellaire's operations are immaterial, it has long-term liabilities related to closed mines, primarily from former Eastern U.S. underground coal mining activities.

In 2006, as a result of the enactment of the Coal Industry Retiree Health Benefit Act of 2006 (the "2006 Coal Act"), the Company's obligation to make premium payments to the United Mine Workers of America Combined Benefit Fund (the "Fund") is being phased out. The 2006 Coal Act results in Bellaire's annual premium payments to the Fund being reduced by 45% for the plan year beginning October 1, 2007, 60% for the plan year beginning October 1, 2008, and 85% for the plan year beginning on October 1, 2009. As of October 1, 2010, Bellaire's obligation to the Fund will be completely phased out and no further payments will be required. The 2006 Coal Act did not affect Bellaire's other obligations.

As a result of the 2006 Coal Act, Bellaire recognized an extraordinary gain of $12.8 million, net of $6.9 million tax expense in 2006. During 2005, as a result of lower than estimated inflation on premium payments and a lower than estimated number of assigned beneficiaries compared with previous estimates, expected future obligations related to the Fund decreased and Bellaire recognized an extraordinary gain of $4.7 million, net of $2.5 million tax expense.

Bellaire also has other closed mine obligations that include ongoing mine water treatment costs, retiree medical benefit costs, workers' compensation and black lung benefit costs. Future mine water treatment costs are determined in accordance with SFAS No. 143. Retiree medical benefit costs are determined in accordance with SFAS No. 106 using discount rates and expected future medical trend rates. Black lung benefit costs are determined using discount rates, expected future medical trend rates and mortality tables.

FINANCIAL REVIEW

Operating Results

The results of operations at NACCO and Other were as follows for the year ended December 31:

	2007	2006	2005
Revenues	**$ -**	$ -	$ -
Operating loss	**$ (3.8)**	$ (5.7)	$ (2.6)
Other income (expense)	**$ 6.7**	$ (1.1)	$ 1.6
Income (loss) before extraordinary gain	**$ 1.6**	$ (6.8)	$ 2.2
Extraordinary gain	**$ -**	$ 12.8	$ 4.7
Net income	**$ 1.6**	$ 6.0	$ 6.9

The decrease in operating loss in 2007 compared with 2006 is primarily attributable to lower employee-related expenses partially offset by $1.4 million of expenses for professional fees incurred in 2007 related to the decision not to proceed with the spin-off of Hamilton Beach, Inc. ("Hamilton Beach"). The change in other income (expense) in 2007 compared with 2006 was mainly due to increased interest income at the parent company from higher levels of cash investments and increased intercompany interest as a result of higher intercompany borrowings at the subsidiaries and lower transaction expenses recorded in 2007 compared with 2006 related to the Applica transaction, as discussed in the Applica Transaction section in Management's Discussion and Analysis of Financial Position and Results of Operations. The change in income (loss) before extraordinary gain in 2007 compared with 2006 is primarily due to the items impacting operating loss and other income (expense), as well as the absence of $2.3 million of tax expense recognized during 2006 for the reversal of previously generated capital gain benefits.

The increase in operating loss in 2006 compared with 2005 is primarily from higher employee-related costs. The change in other income (expense) in 2006 compared with 2005 is primarily due to transaction expenses associated with the Applica transaction of $4.5 million partially offset by higher interest income and an increase in intercompany interest income as a result of increased intercompany notes receivable from the subsidiaries.

The change in income (loss) before extraordinary items in 2006 compared with 2005 is primarily due to the items affecting other income (expense), $2.3 million of tax expense recognized during 2006 for the reversal of previously generated capital gain benefits and a $2.8 million tax benefit recognized in 2005 related to the recognition of previously generated losses in Europe.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Applica Transaction

On July 24, 2006, the Company and Applica announced that NACCO, Hamilton Beach, Inc., which is HBB's parent, and Applica entered into definitive agreements whereby NACCO would spin off Hamilton Beach, Inc. to NACCO's stockholders and, immediately after the spin-off, Applica would merge with and into Hamilton Beach, Inc.

On October 19, 2006, the Company received a notice from Applica in which Applica claimed to exercise its right to terminate its merger agreement with NACCO and Hamilton Beach, Inc. The notice also claimed that Applica's Board of Directors authorized Applica to enter into a written agreement with an Applica shareholder that provided a cash offer to purchase shares of Applica common stock. Under the terms of the NACCO merger agreement, NACCO is entitled to a $6.0 million termination fee from Applica if the merger agreement is terminated under certain circumstances. NACCO received the $6.0 million termination fee during the fourth quarter of 2006 which was used to offset costs incurred to date in connection with the transaction. NACCO has reserved all of its rights in relation to this matter, including, without limitation, demanding additional damages for willful breach of the merger agreement.

On November 13, 2006, the Company announced it had initiated litigation in the Delaware Chancery Court against Applica and individuals and entities affiliated with Applica's shareholder, Harbinger Capital Partners Master Fund I, Ltd. ("Harbinger"). The litigation is on-going and alleges a number of contract and tort claims against the defendants. In its claim, the Company seeks specific performance of the merger agreement between Applica, Hamilton Beach, Inc. and NACCO, or monetary damages.

On December 15, 2006, the Company announced it had commenced a cash tender offer, which was subsequently amended, to purchase all of the outstanding shares of common stock of Applica and proposed to amend the original merger agreement. The amended tender offer was terminated on January 23, 2007. Harbinger acquired the remaining outstanding shares of Applica on January 23, 2007.

Transaction related expenses recorded net of the $6.0 million termination fee totaled $4.5 million for NACCO and Other and $0.7 million for HBB in 2006 and $1.6 million for NACCO and Other and $0.2 million for HBB in 2007.

HBB Spin-off

On April 26, 2007, NACCO announced that its Board of Directors approved a plan to spin off Hamilton Beach to NACCO stockholders. On August 27, 2007, the Company announced that, in light of volatility and uncertainty in the capital markets, NACCO's Board of Directors had decided not to pursue the tax-free spin-off of Hamilton Beach, Inc. to NACCO stockholders. NACCO and Other and HBB incurred $1.4 million and $0.9 million, respectively, of expenses for professional fees related to this transaction, which have been included in "Selling, general and administrative expenses" for the year ended December 31, 2007.

Management Fees

The parent company charges management fees to its operating subsidiaries for services provided by the corporate headquarters. The management fees are based upon estimated parent company resources devoted to providing centralized services and stewardship activities and are allocated among its subsidiaries based upon the relative size and complexity of each subsidiary. In order to determine the allocation of management fees among the subsidiaries each year, the parent company reviews the time its employees devoted to each operating subsidiary during the prior year and the estimated costs for providing centralized services and stewardship activities in the next year to determine the amount of management fees to allocate to each operating subsidiary for that year. In addition, the parent company reviews the amount of management fees allocated to its operating subsidiaries each quarter to ensure the amount continues to be reasonable based on the actual costs incurred to date. The Company believes the allocation method is consistently applied and reasonable.

Following is a table for comparison of parent company fees for the year ended December 31:

	2007	2006	2005
NACCO fees included in selling, general and administrative expenses			
NMHG Wholesale	**$ 10.4**	$ 10.0	$ 9.3
Housewares	**$ 4.1**	$ 3.9	$ 3.6
NACoal	**$ 1.6**	$ 1.5	$ 1.4

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

LIQUIDITY AND CAPITAL RESOURCES

Although NACCO's subsidiaries have entered into substantial borrowing agreements, NACCO has not guaranteed any borrowings of its subsidiaries.

The borrowing agreements at NMHG, HBB, KC and NACoal allow for the payment to NACCO of dividends and advances under certain circumstances. Dividends, advances and management fees from its subsidiaries are the primary sources of cash for NACCO.

Contractual Obligations, Contingent Liabilities and Commitments

Following is a table which summarizes the contractual obligations of NACCO and Other as of December 31, 2007:

	Total	2008	2009	2010	2011	2012	Thereafter
Operating leases	$ 7.0	$ 1.2	$ 1.2	$ 0.6	$ 0.6	$ 0.6	$ 2.8
Obligations to the Fund	2.0	0.9	0.6	0.2	0.1	0.1	0.1
Purchase and other obligations	13.5	13.5	-	-	-	-	-
Total contractual cash obligations	$ 22.5	$ 15.6	$ 1.8	$ 0.8	$ 0.7	$ 0.7	$ 2.9

Pension and post-retirement funding can vary significantly each year due to changes in legislation and the Company's funding decisions to contribute any excess above the minimum legislative funding requirements. As a result, pension and post-retirement funding has not been included in the table above. NACCO and Other maintains one supplemental retirement plan that pays monthly benefits to participants directly out of corporate funds. Annual benefit payments are expected to be approximately $0.1 million per year over the next ten years. Benefit payments beyond that time cannot currently be estimated. All other pension benefit payments are made from assets of the pension plans. NACCO and Other also expects to make payments related to its other post-retirement plans of less than $0.2 million per year over the next ten years. Benefit payments beyond that time cannot currently be estimated.

The purchase and other obligations are primarily for accounts payable, open purchase orders and accrued payroll and incentive compensation.

The Company believes funds available from cash on hand, credit facilities and anticipated funds generated from operations are sufficient to finance all of its scheduled principal repayments, operating needs and commitments arising during the next twelve months and until the expiration of its subsidiaries' credit facilities.

Capital Structure

NACCO's consolidated capital structure is presented below:

	December 31 2007	December 31 2006	Change
Total net tangible assets	**$ 900.2**	$ 713.3	$ 186.9
Goodwill, coal supply agreements and other intangibles, net	**512.9**	512.0	0.9
Net assets	**1,413.1**	1,225.3	187.8
Total debt	**(506.6)**	(416.5)	(90.1)
Closed mine obligations, net of tax	**(14.4)**	(15.7)	1.3
Stockholders' equity	**$ 892.1**	$ 793.1	$ 99.0
Debt to total capitalization	**36%**	34%	2%

OUTLOOK

During 2008, NACCO and Other results are expected to improve moderately as a result of increased interest income and the absence of spin-off related expenses.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

RECENTLY ISSUED ACCOUNTING STANDARDS

SFAS No. 157: In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 apply under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years for financial assets and liabilities, and for fiscal years beginning after November 15, 2008 for non-financial assets and liabilities. The Company is currently evaluating the effect the adoption of SFAS No. 157 will have on its financial position, results of operations and related disclosures.

SFAS No. 159: In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The pronouncement also establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect the adoption of SFAS No. 159 will have on its financial position, results of operations and related disclosures.

SFAS No. 141R: In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations." SFAS No. 141R modifies the accounting for business combinations by requiring that acquired assets and assumed liabilities be recorded at fair value, contingent consideration arrangements be recorded at fair value on the date of the acquisition and preacquisition contingencies will generally be accounted for in purchase accounting at fair value. The pronouncement also requires that transaction costs be expensed as incurred, acquired research and development be capitalized as an indefinite-lived intangible asset and the requirements of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" be met at the acquisition date in order to accrue for a restructuring plan in purchase accounting. SFAS No. 141R is required to be adopted prospectively effective for fiscal years beginning after December 15, 2008.

SFAS No. 160: In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." SFAS No. 160 modifies the reporting for noncontrolling interest in the balance sheet and minority interest income (expense) in the income statement. The pronouncement also requires that increases and decreases in the noncontrolling ownership interest amount be accounted for as equity transactions. SFAS No. 160 is required to be adopted prospectively, with limited exceptions, effective for fiscal years beginning on or after December 15, 2008.

EFFECTS OF FOREIGN CURRENCY

NMHG and HBB operate internationally and enter into transactions denominated in foreign currencies. As a result, the Company is subject to the variability that arises from exchange rate movements. The effects of foreign currency on operating results at NMHG and HBB are discussed above. The Company's use of foreign currency derivative contracts is discussed in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk," of this Form 10-K.

ENVIRONMENTAL MATTERS

The Company's current and previous manufacturing operations, like those of other companies engaged in similar businesses, involve the use, disposal and cleanup of substances regulated under environmental protection laws. The Company's NACoal and Bellaire subsidiaries are affected by the regulations of agencies under which they operate, particularly the Federal Office of Surface Mining, the United States Environmental Protection Agency and associated state regulatory authorities. In addition, NACoal and Bellaire closely monitor proposed legislation concerning the Clean Air Act Amendments of 1990, reauthorization of the Resource Conservation and Recovery Act, the Clean Water Act, the Endangered Species Act and other regulatory actions.

Compliance with these increasingly stringent standards could result in higher expenditures for both capital improvements and operating costs. The Company's policies stress environmental responsibility and compliance with these regulations. Based on current information, management does not expect compliance with these regulations to have a material adverse effect on the Company's financial condition or results of operations. See Item 1 in Part I of this Form 10-K for further discussion of these matters.

FORWARD-LOOKING STATEMENTS

The statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this Annual Report on Form 10-K that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made subject to certain risks and uncertainties, which could cause actual results to differ materially from those presented in these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Such risks and uncertainties with respect to each subsidiary's operations include, without limitation:

NMHG: (1) reduction in demand for lift trucks and related aftermarket parts and service on a worldwide basis, especially in the U.S. where NMHG derives a majority of its sales, (2) changes in sales prices, (3) delays in delivery or increases in costs of raw materials or sourced products and labor, (4) exchange rate fluctuations, changes in foreign import tariffs and monetary policies and other changes in the regulatory climate in the foreign countries in which NMHG operates and/or sells products, (5) delays in or increased costs of restructuring programs, (6) customer acceptance of, changes in the prices of, or delays in the development of new products, (7) introduction of new products by, or more favorable product pricing offered by, NMHG's competitors, (8) delays in manufacturing and delivery schedules, (9) changes in or unavailability of suppliers, (10) product liability or other litigation, warranty claims or returns of products, (11) the effectiveness of the cost reduction programs implemented globally, including the successful implementation of procurement and sourcing initiatives, (12) acquisitions and/or dispositions of dealerships by NMHG and (13) changes mandated by federal and state regulation including health, safety or environmental legislation.

HBB: (1) changes in the sales prices, product mix or levels of consumer purchases of small electric appliances, (2) changes in the consumer retail and credit markets, (3) bankruptcy of or loss of major retail customers or suppliers, (4) changes in costs, including transportation costs, of key component parts or sourced products, (5) delays in delivery or the unavailability of key component parts or sourced products, (6) changes in suppliers, (7) exchange rate fluctuations, changes in the foreign import tariffs and monetary policies and other changes in the regulatory climate in the foreign countries in which HBB buys, operates and/or sells products, (8) product liability, regulatory actions or other litigation, warranty claims or returns of products, (9) customer acceptance of, changes in costs of, or delays in the development of new products and (10) increased competition, including consolidation within the industry.

KC: (1) gasoline prices, weather conditions or other events or other conditions that may adversely affect the number of customers visiting Kitchen Collection® and Le Gourmet Chef® stores, (2) changes in the sales prices, product mix or levels of consumer purchases of kitchenware, small electric appliances and gourmet foods, (3) changes in costs, including transportation costs, of inventory, (4) delays in delivery or the unavailability of inventory, (5) customer acceptance of new products, (6) increased competition and (7) the ability to successfully integrate LGC into KC.

NACoal: (1) weather conditions, extended power plant outages or other events that would change the level of customers' lignite coal or limerock requirements, (2) weather or equipment problems that could affect lignite coal or limerock deliveries to customers, (3) changes in mining permit requirements that could affect deliveries to customers, including in connection with the ongoing Florida limerock mining litigation, (4) changes in costs related to geological conditions, repairs and maintenance, new equipment and replacement parts, fuel or other similar items, (5) costs to pursue and develop new mining opportunities, including costs in connection with NACoal's joint ventures, (6) changes in U.S. regulatory requirements, including changes in power plant emission regulations and (7) changes in the power industry that would affect demand for NACoal's reserves.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

The Company's subsidiaries, NMHG, HBB, KC and NACoal, have entered into certain financing arrangements that require interest payments based on floating interest rates. As such, the Company's financial results are subject to changes in the market rate of interest. To reduce the exposure to changes in the market rate of interest, the Company has entered into interest rate swap agreements for a significant portion of its floating rate financing arrangements. The Company does not enter into interest rate swap agreements for trading purposes. Terms of the interest rate swap agreements require the subsidiaries to receive a variable interest rate and pay a fixed interest rate. See also Note 2 and Note 12 to the Consolidated Financial Statements in this Form 10-K.

In addition, NACoal has fixed rate debt arrangements. For purposes of specific risk analysis, the Company uses sensitivity analysis to measure the potential loss in fair value of financial instruments sensitive to changes in interest rates. The Company assumes that a loss in fair value is an increase to its liabilities. NACoal's fixed rate private placement notes have a fair value based on Company estimates of $45.3 million at December 31, 2007. Assuming a hypothetical 10% decrease in the effective interest yield on this fixed rate debt, the fair value of this liability would increase by $0.9 million compared with the fair value of this liability at December 31, 2007. NACoal also has a collateralized note payable related to the purchase of mining equipment with a fair value of $0.5 million. Assuming a hypothetical 10% decrease in the effective interest yield on this fixed rate debt, the fair value of this liability would increase by less than $0.1 million compared with the fair value of this liability at December 31, 2007. The fair value of the Company's interest rate swap agreements was a liability of $8.6 million at December 31, 2007. A hypothetical 10% decrease in interest rates would cause a decrease in the fair value of interest rate swap agreements and the resulting fair value would be a liability of $12.2 million.

FOREIGN CURRENCY EXCHANGE RATE RISK

NMHG and HBB operate internationally and enter into transactions denominated in foreign currencies. As such, their financial results are subject to the variability that arises from exchange rate movements. NMHG and HBB use forward foreign currency exchange contracts to partially reduce risks related to transactions denominated in foreign currencies and not for trading purposes. These contracts generally mature within one year and require the companies to buy or sell Japanese yen, Australian dollars, Canadian dollars, Mexican pesos, Swedish kroner, British pound sterling or euros for the functional currency in which the applicable subsidiary operates at rates agreed to at the inception of the contracts. The fair value of these contracts was a net liability of $2.0 million at December 31, 2007. See also Notes 2 and 12 to the Consolidated Financial Statements in this Form 10-K.

For purposes of specific risk analysis, the Company uses sensitivity analysis to measure the potential loss in fair value of financial instruments sensitive to changes in foreign currency exchange rates. The Company assumes that a loss in fair value is either a decrease to its assets or an increase to its liabilities. Assuming a hypothetical 10% strengthening of the U.S. dollar compared with other foreign currencies at December 31, 2007, the fair value of foreign currency-sensitive financial instruments, which primarily represents forward foreign currency exchange contracts, would decline by $8.3 million compared with its fair value at December 31, 2007. It is important to note that the loss in fair value indicated in this sensitivity analysis would be somewhat offset by changes in the fair value of the underlying receivables, payables and net investments in foreign subsidiaries.

COMMODITY PRICE RISK

The Company uses certain commodities, including steel, lead, resins, linerboard and diesel fuel, in the normal course of its manufacturing, distribution and mining processes. As such, the cost of operations is subject to variability as the market for these commodities changes. The Company monitors this risk and, from time to time, enters into derivative contracts to hedge this risk. The Company does not currently have any such derivative contracts outstanding, nor does the Company have any significant purchase obligations to obtain fixed quantities of commodities in the future.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item 8 is set forth in the Financial Statements and Supplementary Data contained in Part IV of this Form 10-K and is hereby incorporated herein by reference to such information.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no disagreements with accountants on accounting and financial disclosure for the three year period ended December 31, 2007.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures: An evaluation was carried out under the supervision and with the participation of the Company's management, including the principal executive officer and the principal financial officer, of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, these officers have concluded that the Company's disclosure controls and procedures are effective.

Management's report on internal control over financial reporting: Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control – Integrated Framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007. The Company's effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report, which is included in Item 15 of this Form 10-K and incorporated herein by reference.

Changes in internal control: During the fourth quarter of 2007, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information with respect to Directors of the Company will be set forth in the 2008 Proxy Statement under the subheadings "Business to be Transacted – 1. Election of Directors -- Director Nominee Information" and "—Beneficial Ownership of Class A Common and Class B Common," which information is incorporated herein by reference.

Information with respect to the audit review committee and the audit review committee financial expert will be set forth in the 2008 Proxy Statement under the heading "Business to be Transacted – 1. Election of Directors -- Directors' Meetings and Committees," which information is incorporated herein by reference.

Information with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934 by the Company's Directors, executive officers and holders of more than ten percent of the Company's equity securities will be set forth in the 2008 Proxy Statement under the subheading "Business to be Transacted – 1. Election of Directors -- Section 16(a) Beneficial Ownership Reporting Compliance," which information is incorporated herein by reference.

Information regarding the executive officers of the Company is included in this Form 10-K as Item 4A of Part I as permitted by Instruction 3 to Item 401(b) of Regulation S-K.

The Company has adopted a code of ethics applicable to all Company personnel, including the principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions. The code of ethics, entitled the "Code of Corporate Conduct," is posted on the Company's website at http://www.nacco.com under "Corporate Governance." The Company will provide a copy of the Code of Corporate Conduct, without charge, by writing to Investor Relations, NACCO Industries, Inc., 5875 Landerbrook Drive, Cleveland, Ohio 44124, or by calling (440) 449-9600. Amendments and waivers of the Company's Code of Corporate Conduct for directors or executive officers of the Company, if any, will be disclosed on the Company's website.

Item 11. EXECUTIVE COMPENSATION

Information with respect to executive compensation will be set forth in the 2008 Proxy Statement under the subheadings "Business to be Transacted – 1. Election of Directors -- Director Compensation" and "-- Executive Compensation," which information is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to security ownership of certain beneficial owners and management will be set forth in the 2008 Proxy Statement under the subheading "Business to be Transacted -- 1. Election of Directors -- Beneficial Ownership of Class A Common and Class B Common," which information is incorporated herein by reference.

The following table sets forth information with respect to compensation plans (including individual compensation arrangements) under which equity securities are authorized for issuance, aggregated as follows:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Class A Shares:			
Equity compensation plans approved by security holders	0	N/A	386,949
Equity compensation plans not approved by security holders	0	N/A	0
Total	0	N/A	386,949
Class B Shares:			
Equity compensation plans approved by security holders	0	N/A	80,100
Equity compensation plans not approved by security holders	0	N/A	0
Total	0	N/A	80,100

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information with respect to certain relationships and related transactions will be set forth in the 2008 Proxy Statement under the subheadings "Business to be Transacted – 1. Election of Directors -- Directors' Meetings and Committees" and "-- Certain Business Relationships," which information is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information with respect to principal accountant fees and services will be set forth in the 2008 Proxy Statement under the heading "Business to be Transacted – 5. Confirmation of Appointment of Independent Registered Public Accounting Firm," which information is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) and (2) The response to Item 15(a)(1) and (2) is set forth beginning at page F-1 of this Form 10-K.

(a) (3) Listing of Exhibits -- See the exhibit index beginning at page X-1 of this Form 10-K.

(b) The response to Item 15(b) is set forth beginning at page X-1 of this Form 10-K.

(c) Financial Statement Schedules -- The response to Item 15(c) is set forth beginning at page F-51 of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NACCO Industries, Inc.

By: /s/ Kenneth C. Schilling
Kenneth C. Schilling
Vice President and Controller
(principal financial
and accounting officer)

February 26, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Alfred M. Rankin, Jr. Alfred M. Rankin, Jr.	Chairman, President and Chief Executive Officer (principal executive officer), Director	February 26, 2008
/s/ Kenneth C. Schilling Kenneth C. Schilling	Vice President and Controller (principal financial and accounting officer)	February 26, 2008
* Owsley Brown II Owsley Brown II	Director	February 26, 2008
* Dennis W. LaBarre Dennis W. LaBarre	Director	February 26, 2008
* Richard de J. Osborne Richard de J. Osborne	Director	February 26, 2008
* Ian M. Ross Ian M. Ross	Director	February 26, 2008
* Michael E. Shannon Michael E. Shannon	Director	February 26, 2008
* Britton T. Taplin Britton T. Taplin	Director	February 26, 2008
* David F. Taplin David F. Taplin	Director	February 26, 2008
* John F. Turben John F. Turben	Director	February 26, 2008
* Eugene Wong Eugene Wong	Director	February 26, 2008

*Kenneth C. Schilling, by signing his name hereto, does hereby sign this Form 10-K on behalf of each of the above named and designated directors of the Company pursuant to a Power of Attorney executed by such persons and filed with the Securities and Exchange Commission.

/s/ Kenneth C. Schilling
Kenneth C. Schilling, Attorney-in-Fact

February 26, 2008

ANNUAL REPORT ON FORM 10-K

ITEM 8, ITEM 15(a)(1) AND (2), AND ITEM 15(c)

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

FINANCIAL STATEMENTS

FINANCIAL STATEMENT SCHEDULES

YEAR ENDED DECEMBER 31, 2007

NACCO INDUSTRIES, INC.

CLEVELAND, OHIO

FORM 10-K

ITEM 15(a)(1) AND (2)

NACCO INDUSTRIES, INC. AND SUBSIDIARIES

LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements of NACCO Industries, Inc. and Subsidiaries are incorporated by reference in Item 8:

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm – For each of the three years in the period ended December 31, 2007.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm on Internal Control over Financial Reporting – Year ended December 31, 2007.

Consolidated Statements of Operations – Year ended December 31, 2007, 2006 and 2005.

Consolidated Statements of Comprehensive Income – Year ended December 31, 2007, 2006 and 2005.

Consolidated Balance Sheets – December 31, 2007 and December 31, 2006.

Consolidated Statements of Cash Flows – Year ended December 31, 2007, 2006 and 2005.

Consolidated Statements of Stockholders' Equity – Year ended December 31, 2007, 2006 and 2005.

Notes to Consolidated Financial Statements.

The following consolidated financial statement schedules of NACCO Industries, Inc. and Subsidiaries are included in Item 15(c):

Schedule I -- Condensed Financial Information of the Parent
Schedule II -- Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable, and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of NACCO Industries, Inc.

We have audited the accompanying consolidated balance sheets of NACCO Industries, Inc. and Subsidiaries (collectively "the Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NACCO Industries, Inc. and Subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects the information set forth therein.

As explained in Note 2 to the consolidated financial statements, on January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes ("FIN 48"). On January 1, 2006, the Company adopted Emerging Issues Task Force No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry and at December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NACCO Industries, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

February 22, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of NACCO Industries, Inc.

We have audited NACCO Industries, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The NACCO Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 10-K. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, NACCO Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NACCO Industries, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related statements of operations, comprehensive income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2007 of NACCO Industries, Inc. and Subsidiaries as of December 31, 2007 and 2006, and our report dated February 22, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

February 22, 2008

NACCO INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31		
	2007	2006	2005
	(In millions, except per share data)		
Revenues	**$ 3,602.7**	$ 3,349.0	$ 3,157.4
Cost of sales	**3,003.4**	2,786.8	2,644.2
Gross Profit	**599.3**	562.2	513.2
Earnings of unconsolidated project mining subsidiaries	**37.7**	36.0	33.8
Operating Expenses			
Selling, general and administrative expenses	**492.3**	450.4	436.9
Restructuring charges	**8.6**	0.8	2.7
Gain on sale of businesses	**(1.3)**	(4.3)	(1.3)
(Gain) loss on sale of assets	**-**	(21.3)	0.7
	499.6	425.6	439.0
Operating Profit	**137.4**	172.6	108.0
Other income (expense)			
Interest expense	**(40.7)**	(41.8)	(47.5)
Interest income	**12.0**	7.5	4.2
Income from other unconsolidated affiliates	**8.1**	6.2	7.3
Loss on extinguishment of debt	**-**	(17.6)	-
Unsuccessful merger costs	**(1.8)**	(5.2)	-
Other, net	**(2.7)**	(1.2)	(1.2)
	(25.1)	(52.1)	(37.2)
Income Before Income Taxes, Minority Interest and Extraordinary Gain	**112.3**	120.5	70.8
Income tax provision	**23.1**	27.8	13.1
Income Before Minority Interest and Extraordinary Gain	**89.2**	92.7	57.7
Minority interest income	**0.1**	0.7	0.1
Income Before Extraordinary Gain	**89.3**	93.4	57.8
Extraordinary gain, net of $6.9 tax expense in 2006 and $2.5 tax expense in 2005	**-**	12.8	4.7
Net Income	**$ 89.3**	$ 106.2	$ 62.5
Comprehensive Income	**$ 123.6**	$ 135.2	$ 29.3
Basic Earnings per Share:			
Income Before Extraordinary Gain	**$ 10.81**	$ 11.34	$ 7.03
Extraordinary gain, net-of-tax	**-**	1.56	0.57
Net Income	**$ 10.81**	$ 12.90	$ 7.60
Diluted Earnings per Share:			
Income Before Extraordinary Gain	**$ 10.80**	$ 11.33	$ 7.03
Extraordinary gain, net-of-tax	**-**	1.56	0.57
Net Income	**$ 10.80**	$ 12.89	$ 7.60

See Notes to Consolidated Financial Statements.

NACCO INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31		
	2007	2006	2005
		(In millions)	
Net Income	**$ 89.3**	$ 106.2	$ 62.5
Other comprehensive income (loss)			
Foreign currency translation adjustment	**28.4**	20.4	(28.4)
Reclassification of hedging activities into earnings, net of $0.5 tax expense in 2007, $1.5 tax benefit in 2006 and $2.1 tax expense in 2005	**0.8**	(2.3)	3.4
Current period cash flow hedging activity, net of $3.9 tax benefit in 2007, $3.1 tax expense in 2006 and $2.2 tax benefit in 2005	**(6.1)**	4.6	(3.3)
Pension and post-retirement plan adjustment, net of $5.6 tax expense in 2007, $1.7 tax expense in 2006 and $3.1 tax benefit in 2005	**11.2**	6.3	(4.9)
	34.3	29.0	(33.2)
Comprehensive Income	**$ 123.6**	$ 135.2	$ 29.3

See Notes to Consolidated Financial Statements.

NACCO INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31	
	2007	2006
	(In millions, except share data)	
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 281.4**	$ 196.7
Accounts receivable, net of allowances of $17.5 in 2007 and $12.2 in 2006	**512.5**	401.5
Inventories	**551.5**	484.9
Deferred income taxes	**51.1**	36.9
Prepaid expenses and other	**38.3**	33.8
Total Current Assets	**1,434.8**	1,153.8
Property, Plant and Equipment, Net	**374.2**	371.4
Goodwill	**441.9**	437.8
Coal Supply Agreements and Other Intangibles, Net	**71.0**	74.2
Long-term Deferred Income Taxes	**17.6**	36.5
Other Non-current Assets	**88.7**	82.6
Total Assets	**$ 2,428.2**	$ 2,156.3
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$ 505.2**	$ 432.1
Revolving credit agreements - not guaranteed by the parent company	**31.9**	28.3
Current maturities of long-term debt - not guaranteed by the parent company	**35.2**	28.3
Accrued payroll	**63.8**	45.1
Deferred revenue	**18.4**	20.5
Other current liabilities	**202.0**	196.7
Total Current Liabilities	**856.5**	751.0
Long-term debt - not guaranteed by the parent company	**439.5**	359.9
Pension and other post-retirement obligations	**74.2**	95.9
Other long-term liabilities	**165.9**	156.4
Total Liabilities	**1,536.1**	1,363.2
Stockholders' Equity		
Common stock:		
Class A, par value $1 per share, 6,661,102 shares outstanding (2006 - 6,628,483 shares outstanding)	**6.7**	6.7
Class B, par value $1 per share, convertible into Class A on a one-for-one basis, 1,607,442 shares outstanding (2006 - 1,609,513 shares outstanding)	**1.6**	1.6
Capital in excess of par value	**14.1**	12.5
Retained earnings	**855.6**	792.5
Accumulated other comprehensive income (loss):		
Foreign currency translation adjustment	**66.8**	38.4
Deferred loss on cash flow hedging	**(5.7)**	(0.4)
Pension and post-retirement plan adjustment	**(47.0)**	(58.2)
	892.1	793.1
Total Liabilities and Stockholders' Equity	**$ 2,428.2**	$ 2,156.3

See Notes to Consolidated Financial Statements.

NACCO INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2007	2006	2005
		(In millions)	
Operating Activities			
Net income	**$ 89.3**	$ 106.2	$ 62.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	**60.8**	62.7	63.6
Amortization of deferred financing fees	**2.0**	2.2	3.4
Loss on extinguishment of debt	**-**	17.6	-
Deferred income taxes	**4.1**	8.7	(7.6)
Restructuring charges	**8.6**	0.8	2.7
Minority interest income	**(0.1)**	(0.7)	(0.1)
Extraordinary gain	**-**	(12.8)	(4.7)
(Gain) loss on sale of assets	**-**	(21.3)	0.7
Gain on sale of businesses	**(1.3)**	(4.3)	(1.3)
Other	**(6.4)**	(8.0)	1.5
Working capital changes, excluding the effect of business acquisitions and dispositions:			
Accounts receivable	**(112.3)**	(17.1)	(33.5)
Inventories	**(41.9)**	(6.3)	(41.4)
Other current assets	**(4.5)**	2.1	(1.0)
Accounts payable	**70.4**	32.8	8.3
Other liabilities	**12.9**	10.9	22.1
Net cash provided by operating activities	**81.6**	173.5	75.2
Investing Activities			
Expenditures for property, plant and equipment	**(68.8)**	(74.6)	(70.7)
Proceeds from the sale of assets	**2.7**	47.8	10.6
Proceeds from the sale of businesses	**5.7**	4.0	3.9
Acquisition of business	**-**	(14.2)	-
Other	**0.5**	1.7	(0.1)
Net cash used for investing activities	**(59.9)**	(35.3)	(56.3)
Financing Activities			
Additions to long-term debt	**147.4**	247.8	24.5
Reductions of long-term debt	**(66.8)**	(316.9)	(27.5)
Net additions (reductions) to revolving credit agreements	**2.7**	(4.1)	18.1
Cash dividends paid	**(16.4)**	(15.7)	(15.2)
Premium on extinguishment of debt	**-**	(12.5)	-
Financing fees paid	**(2.5)**	(5.1)	(1.6)
Other	**-**	0.7	(0.1)
Net cash provided by (used for) financing activities	**64.4**	(105.8)	(1.8)
Effect of exchange rate changes on cash	**(1.4)**	(2.2)	(1.0)
Cash and Cash Equivalents			
Increase for the year	**84.7**	30.2	16.1
Balance at the beginning of the year	**196.7**	166.5	150.4
Balance at the end of the year	**$ 281.4**	$ 196.7	$ 166.5

See Notes to Consolidated Financial Statements.

NACCO INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Year Ended December 31		
	2007	2006	2005
	(In millions, except per share data)		
Class A Common Stock			
Beginning balance	**$ 6.7**	$ 6.6	$ 6.6
Shares issued under stock compensation plans	**-**	0.1	-
	6.7	6.7	6.6
Class B Common Stock	**1.6**	1.6	1.6
Capital in Excess of Par Value			
Beginning balance	**12.5**	7.2	6.0
Shares issued under stock compensation plans	**1.6**	5.3	1.2
	14.1	12.5	7.2
Retained Earnings			
Balance as of December 31:			
2006	**792.5**	-	-
2005	**-**	729.6	-
2004	**-**	-	682.3
Cumulative effect of accounting change for EITF No. 04-6, net of $14.9 tax benefit	**-**	(27.6)	-
Cumulative effect of accounting change for FIN No. 48	**(9.8)**	-	-
Beginning balance	**782.7**	702.0	682.3
Net income	**89.3**	106.2	62.5
Cash dividends on Class A and Class B common stock:			
2007: $1.980 per share	**(16.4)**	-	-
2006: $1.905 per share	**-**	(15.7)	-
2005: $1.848 per share	**-**	-	(15.2)
	855.6	792.5	729.6
Accumulated Other Comprehensive Income (Loss)			
Beginning balance	**(20.2)**	(41.7)	(8.5)
Foreign currency translation adjustment	**28.4**	20.4	(28.4)
Reclassification of hedging activities into earnings	**0.8**	(2.3)	3.4
Current period cash flow hedging activity	**(6.1)**	4.6	(3.3)
Pension and post-retirement plan adjustment	**11.2**	6.3	(4.9)
Adjustment to initially apply SFAS No. 158	**-**	(7.5)	-
	14.1	(20.2)	(41.7)
Total Stockholders' Equity	**$ 892.1**	$ 793.1	$ 703.3

See Notes to Consolidated Financial Statements.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NOTE 1–Principles of Consolidation and Nature of Operations

The Consolidated Financial Statements include the accounts of NACCO Industries, Inc. (the parent company or "NACCO"), and its wholly owned subsidiaries ("NACCO Industries, Inc. and Subsidiaries," or the "Company"). Intercompany accounts and transactions are eliminated in consolidation. The Company's subsidiaries operate in three principal industries: lift trucks, housewares and mining. The Company manages its subsidiaries primarily by industry; however, the Company manages its lift truck operations as two reportable segments: wholesale manufacturing and retail distribution. NACCO Housewares Group ("Housewares") also consists of two reportable segments: Hamilton Beach Brands, Inc. (formerly known as Hamilton Beach/Proctor-Silex, Inc.) ("HBB") and The Kitchen Collection, Inc. ("KC").

NMHG Holding Co. ("NMHG"), designs, engineers, manufactures, sells, services and leases a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster® and Yale® brand names. NMHG manages its operations as two reportable segments: wholesale manufacturing ("NMHG Wholesale") and retail distribution ("NMHG Retail"). NMHG Wholesale includes the manufacture and sale of lift trucks and related service parts, primarily to independent and wholly owned Hyster® and Yale® retail dealerships. Lift trucks and component parts are manufactured in the United States, Northern Ireland, Scotland, The Netherlands, China, Italy, Japan, Mexico, the Philippines and Brazil. NMHG Retail includes the sale, leasing and service of Hyster® and Yale® lift trucks and related service parts by wholly owned retail dealerships and rental companies. The sale of service parts represents approximately 13% of total NMHG revenues as reported for each of 2007, 2006 and 2005. Housewares consists of two reportable segments: HBB, a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels, and KC, a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States. The North American Coal Corporation, and its affiliated coal companies (collectively, "NACoal") mine and market lignite coal primarily as fuel for power generation and provide selected value-added mining services for other natural resources companies.

Three of NACoal's wholly owned subsidiaries, The Coteau Properties Company ("Coteau"), The Falkirk Mining Company and The Sabine Mining Company (collectively, the "project mining subsidiaries"), meet the definition of a variable interest entity pursuant to Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46 (revised December 2003), "Consolidation of Variable Interest Entities." The project mining subsidiaries were developed between 1974 and 1981 and operate lignite coal mines under long-term contracts with various utility customers. The contracts with the project mining subsidiaries' utility customers allow each mine to sell lignite coal at a price based on actual cost plus an agreed pre-tax profit per ton. The taxes resulting from earnings of the project mining subsidiaries are solely the responsibility of the Company. These entities are capitalized primarily with debt financing, which the utility customers have arranged and guaranteed. The obligations of the project mining subsidiaries are without recourse to NACCO and NACoal. Although NACoal owns 100% of the stock and manages the daily operations of these entities, the Company has determined that the equity capital provided by NACoal is not sufficient to adequately finance the ongoing activities of the project mining subsidiaries or absorb any expected losses without additional support from the utility customers. As a result, NACoal is not the primary beneficiary and therefore does not consolidate these entities. The pre-tax income from the project mining subsidiaries is reported on the line "Earnings of unconsolidated project mining subsidiaries" in the Consolidated Statements of Operations with related taxes included in the provision for income taxes. The Company has included the pre-tax earnings of the project mining subsidiaries above operating profit as they are an integral component of the Company's business and operating results.

Investments in Sumitomo-NACCO Materials Handling Company, Ltd. ("SN"), a 50% owned joint venture, and NMHG Financial Services, Inc. ("NFS"), a 20% owned joint venture, are also accounted for by the equity method. SN operates manufacturing facilities in Japan and the Philippines from which NMHG purchases certain components and internal combustion lift trucks. Sumitomo Heavy Industries, Ltd. owns the remaining 50% interest in SN. Each shareholder of SN is entitled to appoint directors representing 50% of the vote of SN's board of directors. All matters related to policies and programs of operation, manufacturing and sales activities require mutual agreement between NMHG and Sumitomo Heavy Industries, Ltd. prior to a vote of SN's board of directors. NFS is a joint venture with GE Capital Corporation ("GECC"), formed primarily for the purpose of providing financial services to independent Hyster® and Yale® lift truck dealers and National Account customers in the United States. National Account customers are large customers with centralized purchasing and geographically dispersed operations in multiple dealer territories. The Company's percentage share of the net income or loss from its equity investments is reported on the line "Income from other unconsolidated affiliates" in the "Other income (expense)" portion of the Consolidated Statements of Operations.

NOTE 2–Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments. These estimates and judgments affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities (if any) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include cash in banks and highly liquid investments with original maturities of three months or less.

Accounts Receivable, Net of Allowances: Allowances for doubtful accounts are maintained against accounts receivable for estimated losses resulting from the inability of customers to make required payments. These allowances are based on both recent trends of certain customers estimated to be a greater credit risk as well as general trends of the entire customer pool. Accounts are written off against the allowance when it becomes evident collection will not occur.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined under the last-in, first-out ("LIFO") method for manufactured inventories in the United States and for certain retail inventories. The weighted average method is used for coal inventory. KC retail inventories are stated at the lower of cost or market using the retail inventory method. The first-in, first-out ("FIFO") method is used with respect to all other inventories. Reserves are maintained for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. Upon a subsequent sale or disposal of the impaired inventory, the corresponding reserve for impaired value is relieved to ensure that the cost basis of the inventory reflects any write-downs.

Property, Plant and Equipment, Net: Property, plant and equipment are recorded at cost. Depreciation, depletion and amortization are provided in amounts sufficient to amortize the cost of the assets, including assets recorded under capital leases, over their estimated useful lives using the straight-line method. Buildings are depreciated using a 40-year life or, at NACoal, over the life of the mines, which range from ten to 30 years. Estimated lives for machinery and equipment range from three to 15 years and for building improvements from five to 40 years. The units-of-production method is used to amortize certain tooling for sourced products and certain coal-related assets based on estimated recoverable tonnages. Capital grants received for the acquisition of equipment are recorded as reductions of the related equipment cost and reduce future depreciation expense. Repairs and maintenance costs are generally expensed when incurred.

Long-Lived Assets: The Company periodically evaluates long-lived assets for impairment when changes in circumstances or the occurrence of certain events indicate the carrying amount of an asset may not be recoverable. Upon identification of indicators of impairment, the Company evaluates the carrying value of the asset by comparing the estimated future undiscounted cash flows generated from the use of the asset and its eventual disposition with the asset's net carrying value. If the carrying value of an asset is considered impaired, an impairment charge is recorded for the amount that the carrying value of the long-lived asset exceeds its fair value.

Goodwill: Goodwill represents the excess purchase price paid over the fair value of the net assets acquired. The Company evaluates the carrying value of goodwill for impairment annually as of May 1st and between annual evaluations if changes in circumstances or the occurrence of certain events indicate potential impairment. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount. Impairment exists when the carrying amount of goodwill exceeds its implied fair value. The Company estimates the fair value of the reporting unit using a model developed by the Company which incorporates estimates of future cash flows, allocations of certain assets and cash flows among reporting units, future growth rates and management judgment regarding the applicable discount rates to discount those estimated cash flows. The results of the testing indicated goodwill was not impaired.

Coal Supply Agreements and Other Intangibles, Net: The coal supply agreements represent long-term supply agreements with customers, and are recorded based on the fair value at the date of acquisition. These intangible assets are being amortized based on units of production over the lives of the applicable coal supply agreements, which are from ten to 30 years. The Company's other intangible assets consist primarily of customer relationship intangibles and are being amortized over their estimated useful lives, which range from five to 30 years. The Company reviews identified intangible assets for impairment whenever changes in circumstances or the occurrence of certain events indicate potential impairment.

Restructuring Reserves: Restructuring reserves reflect estimates related to employee-related costs, lease termination costs and other exit costs. Lease termination costs include remaining payments due under existing lease agreements less estimated sublease income and any lease cancellation fees. Other costs include costs to move equipment and costs incurred to close a facility. Actual costs could differ from management estimates, resulting in additional expense or the reversal of previously recorded expenses.

Self-insurance Liabilities: The Company is generally self-insured for product liability, environmental liability, medical and workers' compensation claims and certain closed mine liabilities. For product liability, catastrophic coverage is retained for potentially significant individual claims. An estimated provision for claims reported and for claims incurred but not yet reported under the self-insurance programs is recorded and revised periodically based on industry trends, historical experience and management judgment. In addition, industry trends are considered within management's judgment for valuing claims. Changes in assumptions for such matters as legal judgments and settlements, inflation rates, medical costs and actual experience could cause estimates to change in the near term.

Revenue Recognition: Revenues are generally recognized when title transfers and risk of loss passes as customer orders are completed and shipped. For NMHG's National Account customers, revenue is recognized upon customer acceptance. Under its mining contracts, the Company recognizes revenue as the coal is delivered and limerock is mined.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Products generally are not sold with the right of return. However, based on the Company's historical experience, a portion of products sold is estimated to be returned due to reasons such as buyer remorse, duplicate gifts received, product failure and excess inventory stocked by the customer, which, subject to certain terms and conditions, the Company will agree to accept. The Company records estimated reductions to revenues at the time of the sale based upon this historical experience and the limited right of return provided to the Company's customers.

The Company also records estimated reductions to revenues for customer programs and incentive offerings, including special pricing agreements, price competition, promotions and other volume-based incentives. At NMHG, truck sales revenue is recorded net of projected discounts. The estimated discount amount is based upon historical trends for each truck model. In addition to standard discounts, dealers can also request additional discounts that allow them to offer price concessions to customers. From time to time, NMHG offers special incentives to increase retail share or dealer stock and offers certain customers volume rebates if a specified cumulative level of purchases is obtained. At HBB, net sales represent gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated returns and allowances for defective products. At KC, retail markdowns are incorporated into KC's retail method of accounting for cost of sales. Additionally, the Company provides for the estimated cost of product warranties at the time revenues are recognized.

NMHG sells some lift trucks with multiple deliverables, including future product maintenance. Under these arrangements, the revenue related to the undelivered portion is determined based on vendor specific objective evidence and deferred until it can be properly recognized under company policy in accordance with Emerging Issues Task Force ("EITF") No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Maintenance revenues are recognized in proportion to expected maintenance expenses.

Advertising Costs: Advertising costs, except for direct response advertising, are expensed as incurred. Total advertising expense was $25.7 million, $25.3 million and $27.3 million in 2007, 2006 and 2005, respectively. Included in these advertising costs are amounts related to cooperative advertising programs at HBB that are recorded as a reduction of sales in the Consolidated Statements of Operations as related revenues are recognized, as required by EITF No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Direct response advertising, which consists primarily of costs to produce television commercials for HBB products, is capitalized and amortized over the expected period of future benefits. No assets related to direct response advertising were capitalized at December 31, 2007 or 2006.

Product Development Costs: Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. These costs amounted to $62.6 million, $59.8 million and $56.9 million in 2007, 2006 and 2005, respectively.

Shipping and Handling Costs: Shipping and handling costs billed to customers are recognized as revenue and shipping and handling costs incurred by the Company are included in cost of sales.

Taxes Collected from Customers and Remitted to Governmental Authorities: The Company collects various taxes and fees as an agent in connection with the sale of products and remits these amounts to the respective taxing authorities. These taxes and fees have been presented on a net basis in the Consolidated Statements of Operations and are recorded as a liability until remitted to the respective taxing authority.

Stock Compensation: The Company maintains long-term incentive programs at all of its subsidiaries. The parent company has a stock compensation plan for a limited number of executives that allows the grant of shares of Class A common stock, subject to restrictions, as a means of retaining and rewarding them for long-term performance and to increase ownership in the Company. Shares awarded under the plan are fully vested and entitle the shareholder to all rights of common stock ownership except that shares may not be assigned, pledged or otherwise transferred during the restriction period. The restriction period ends at the earliest of (i) five years after the participant's retirement date, (ii) ten years from the award date, or (iii) the participant's death or permanent disability. Pursuant to this plan, the Company issued 12,082 and 27,810 shares related to the years ended December 31, 2007 and 2006, respectively. Compensation expense related to these share awards was $1.2 million, $3.8 million and $1.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. Compensation expense represents fair value based on the market price of the shares.

The Company also has a stock compensation plan for non-employee directors of the Company under which $30,000 of the non-employee directors' annual retainer of $55,000 is paid in restricted shares of Class A common stock. Shares awarded under the plan are fully vested and entitle the shareholder to all rights of common stock ownership except that shares may not be assigned, pledged or otherwise transferred during the restriction period. The restriction period ends at the earliest of (i) ten years from the award date, (ii) the date of the director's death or permanent disability, (iii) five years (or earlier with the approval of the Board of Directors) after the director's date of retirement from the Board of Directors, or (iv) the date of the participant's retirement from the Board of Directors and the director has reached 70 years of age. Pursuant to this plan, the Company issued 2,115 and 2,206 shares related to the years ended December 31, 2007 and 2006, respectively.

Compensation expense related to these awards was $0.3 million for each of the years ended December 31, 2007, 2006 and 2005. In addition to the mandatory $30,000 retainer fee received in restricted stock, directors may elect to receive shares of Class A common stock in lieu of cash for up to 100% of the balance of their annual retainer, meeting attendance fees,

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

committee retainer and any committee chairman's fees. These voluntary shares are not subject to any restrictions. Total shares issued under voluntary elections were 623 in 2007 and 703 in 2006. Compensation expense represents fair value based on the market price of the shares at the grant date.

Foreign Currency: Assets and liabilities of foreign operations are translated into U.S. dollars at the fiscal year-end exchange rate. The related translation adjustments are recorded as a separate component of stockholders' equity, except for NMHG's Mexican operations. The U.S. dollar is considered the functional currency for NMHG's Mexican operations and, therefore, the effect of translating assets and liabilities from the Mexican peso to the U.S. dollar is recorded in results of operations. Revenues and expenses of all foreign operations are translated using average monthly exchange rates prevailing during the year.

Financial Instruments and Derivative Financial Instruments: Financial instruments held by the Company include cash and cash equivalents, accounts receivable, accounts payable, revolving credit agreements, long-term debt, interest rate swap agreements and forward foreign currency exchange contracts. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes.

The Company uses forward foreign currency exchange contracts to partially reduce risks related to transactions denominated in foreign currencies. These contracts hedge firm commitments and forecasted transactions relating to cash flows associated with sales and purchases denominated in currencies other than the subsidiaries' functional currencies. Changes in the fair value of forward foreign currency exchange contracts that are effective as hedges are recorded in accumulated other comprehensive income (loss) ("OCI"). Deferred gains or losses are reclassified from OCI to the Consolidated Statement of Operations in the same period as the gains or losses from the underlying transactions are recorded and are generally recognized in cost of sales.

The Company uses interest rate swap agreements to partially reduce risks related to floating rate financing agreements which are subject to changes in the market rate of interest. Terms of the interest rate swap agreements require the Company to receive a variable interest rate and pay a fixed interest rate. The Company's interest rate swap agreements and its variable rate financings are predominately based upon the three-month and six-month LIBOR (London Interbank Offered Rate). Changes in the fair value of interest rate swap agreements that are effective as hedges are recorded in OCI. Deferred gains or losses are reclassified from OCI to the Consolidated Statement of Operations in the same period as the gains or losses from the underlying transactions are recorded and are generally recognized in interest expense. The ineffective portion of derivatives that are classified as hedges is immediately recognized in earnings.

Interest rate swap agreements and forward foreign currency exchange contracts held by the Company have been designated as hedges of forecasted cash flows. The Company does not currently hold any nonderivative instruments designated as hedges or any derivatives designated as fair value hedges as defined in Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Cash flows from hedging activities are reported in the Consolidated Statements of Cash Flows in the same classification as the hedged item, generally as a component of cash flows from operations.

Recently Issued Accounting Standards

Accounting Standards adopted in 2007:

SFAS No. 155: In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140." SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. SFAS No. 155 did not have a material impact on the Company's financial position or results of operations upon adoption.

SFAS No. 156: In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140." SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under a transfer of the servicer's financial assets that meets the requirements for sale accounting, a transfer of the servicer's financial assets to a qualified special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale or trading securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. Additionally,

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, permits an entity to choose either the use of an amortization or fair value method for subsequent measurements, permits at initial adoption a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights and requires separate presentation of servicing assets and liabilities subsequently measured at fair value and additional disclosures for all separately recognized servicing assets and liabilities. SFAS No. 156 is effective for transactions entered into after the beginning of the first fiscal year that begins after September 15, 2006. SFAS No. 156 did not have a material impact on the Company's financial position or results of operations upon adoption.

FIN No. 48: In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." The pronouncement prescribes a recognition threshold and measurement attributable to financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The pronouncement also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition of uncertain taxes. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. As a result of the adoption of FIN No. 48 on January 1, 2007, the Company recognized a cumulative effect of accounting change of $9.8 million, which decreased beginning retained earnings in the accompanying Consolidated Statement of Stockholders' Equity for the year ended December 31, 2007 and increased "Self-insurance and Other Liabilities" in the accompanying Consolidated Balance Sheet as of December 31, 2007. See Note 16 for further discussion of the effect of adopting FIN No. 48 on the Company's Consolidated Financial Statements.

Accounting Standards adopted in 2006:

SFAS No. 123R: In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment." SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS No. 123R includes a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123R replaced SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, SFAS No. 123 permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. The Company previously expensed the fair value of stock issued under its restricted stock compensation plans and does not have any stock options outstanding under its 1975 and 1981 stock option plans, as amended. Furthermore, the Company does not intend to issue additional stock options in the foreseeable future. The standard was effective for the first fiscal year beginning after June 15, 2005. The adoption of SFAS No. 123R did not have a material impact on the Company's financial position or results of operations.

SFAS No. 151: In December 2004, the FASB issued SFAS No. 151, "Inventory Costs." SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognized as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The standard was effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a material impact on the Company's financial position or results of operations.

SFAS No. 154: In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in net income in the period of the change. SFAS No. 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material impact on the Company's financial position or results of operations.

SFAS No. 158: In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires an entity to recognize the funded status of a defined benefit postretirement plan in its statement of financial position measured as the difference between the fair value of plan assets and the benefit obligation. For a pension plan, the benefit obligation would be the projected benefit obligation; for any other postretirement benefit plan, the benefit obligation would be the accumulated postretirement benefit obligation. The pronouncement also requires entities to recognize the actuarial gains and losses and the prior service costs and credits that arise during the period but are not recognized as components of net periodic benefit cost as a component of OCI and measure defined benefit plan assets and obligations as of the date of the employer's statement of financial position. The pronouncement also requires disclosure of additional information in the notes to financial statements about certain effects of net periodic benefit cost in the subsequent fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits. As of December

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The Company expects to change the measurement date of its postretirement benefit plans from September 30 to the date of its statement of financial position as of December 31, 2008 and expects to allocate as an adjustment of opening retained earnings three-fifteenths of the net periodic benefit cost determined for the period from September 30, 2007 to December 31, 2008. The remaining twelve-fifteenths are expected to be recognized as net periodic benefit cost during 2008.

EITF No. 04-6: In June 2005, the FASB ratified modifications to EITF No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry." EITF No. 04-6 clarifies that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. EITF No. 04-6 is effective for fiscal years beginning after December 15, 2005. The transition provisions require that the consensus be accounted for in a manner similar to a cumulative effect adjustment with any adjustment recognized in the opening balance of retained earnings in the year of adoption.

The Company adopted EITF No. 04-6 on January 1, 2006. NACoal previously included coal that was uncovered, but not extracted, as a component of inventory ("in-pit inventory"). In addition, NACoal previously capitalized and deferred stripping costs incurred when developing a new mine into property, plant and equipment until that mine had reached full production. Upon adoption of EITF No. 04-6, NACoal was required to write-off in-pit inventory and the amount of deferred stripping costs remaining in property, plant and equipment that were incurred after saleable coal was extracted from each of its mines. As a result of the adoption of EITF No. 04-6, the Company recognized a cumulative effect of a change in accounting principle adjustment of $27.6 million, net of related deferred income taxes of $14.9 million, which decreased beginning retained earnings in the accompanying Consolidated Statement of Stockholders' Equity for the year ended December 31, 2006. In addition, the Company recognized a reduction in property, plant and equipment of $41.8 million and a reduction in inventory of $0.7 million in the accompanying Consolidated Balance Sheet as of December 31, 2006 as a result of the adoption of EITF No. 04-6.

Accounting Standards Not Yet Adopted:

SFAS No. 157: In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 apply under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years for financial assets and liabilities, and for fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities. The Company is currently evaluating the effect the adoption of SFAS No. 157 will have on its financial position, results of operations and related disclosures.

SFAS No. 159: In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The pronouncement also establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect the adoption of SFAS No. 159 will have on its financial position, results of operations and related disclosures.

SFAS No. 141R: In December 2007, the FASB issued SFAS No. 141R, "Business Combinations." SFAS No. 141R modifies the accounting for business combinations by requiring that acquired assets and assumed liabilities be recorded at fair value, contingent consideration arrangements be recorded at fair value on the date of the acquisition and preacquisition contingencies will generally be accounted for in purchase accounting at fair value. The pronouncement also requires that transaction costs be expensed as incurred, acquired research and development be capitalized as an indefinite-lived intangible asset and the requirements of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" be met at the acquisition date in order to accrue for a restructuring plan in purchase accounting. SFAS No. 141R is required to be adopted prospectively effective for fiscal years beginning after December 15, 2008.

SFAS No. 160: In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." SFAS No. 160 modifies the reporting for noncontrolling interest in the balance sheet and minority interest income (expense) in the income statement. The pronouncement also requires that increases and decreases in the noncontrolling ownership interest amount be accounted for as equity transactions. SFAS No. 160 is required to be adopted prospectively, with limited exceptions, effective for fiscal years beginning on or after December 15, 2008.

Reclassifications: Certain amounts in the prior periods' Consolidated Financial Statements have been reclassified to conform to the current period's presentation.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NOTE 3--Restructuring

Restructuring plans initiated on or prior to December 31, 2002 are accounted for according to EITF No. 94-3 while all restructuring actions initiated after December 31, 2002 are accounted for according to SFAS No. 146. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. EITF No. 94-3 had previously required that a liability for such costs be recognized at the date of the Company's commitment to an exit or disposal plan. SFAS No. 146 may affect the periods in which costs are recognized although the total amount of costs recognized will be the same as previous accounting guidance.

A summary of the Company's restructuring plans accounted for according to SFAS No. 146 is as follows:

NMHG 2007 Restructuring Programs

During 2007, NMHG's Board of Directors approved a plan to phase out production of current products at its facility in Irvine, Scotland by early 2009, change the product mix at its Craigavon, Northern Ireland facility and increase production at its Berea, Kentucky and Sulligent, Alabama plants in the United States and at its Ramos Arizpe facility in Mexico. As a result, NMHG Wholesale recognized a charge of approximately $5.5 million, which is classified in the Consolidated Statement of Operations on the line "Restructuring charges." Of this amount, $5.2 million related to severance and $0.3 million related to other costs of the restructuring. Payments of $0.3 million were made for other costs related to the restructuring during 2007. Payments related to this restructuring plan are expected to be made through early 2009.

In addition to the restructuring charge recorded during 2007, NMHG Wholesale anticipates it will incur subsequent charges, which were not eligible for accrual at December 31, 2007, totaling approximately $2.4 million for additional severance and other costs related to the restructuring, which NMHG Wholesale expects to incur during 2008.

During 2007, NMHG Wholesale's management approved a plan for The Netherlands manufacturing facility to outsource its welding and painting operations to a lower cost country. As a result, NMHG Wholesale recognized a charge of approximately $2.5 million in 2007, which is classified in the Consolidated Statement of Operations on the line "Restructuring charges." This amount included a cash charge of $1.1 million related to severance and $1.4 million related to a non-cash asset impairment charge for equipment, which was determined based on current estimated market values for similar assets compared with the net book value of these assets. NMHG Wholesale does not expect to incur any additional charges related to this restructuring plan. Severance payments of $1.0 million were made to 25 employees during 2007. Payments related to this restructuring plan are expected to continue through 2008.

Following is the detail of the cash and non-cash charges related to the NMHG restructuring programs.

	Total charges expected to be incurred, net	**Charges incurred in 2007**	Additional charges expected to be incurred
Cash charges			
Severance	$ 7.1	**$ 6.3**	**$ 0.8**
Other	1.9	**0.3**	**1.6**
	9.0	**6.6**	**2.4**
Non-cash charges			
Asset impairment	1.4	**1.4**	-
Total charges	$ 10.4	**$ 8.0**	$ 2.4

Following is a rollforward of the restructuring liability:

	Severance	**Other**	**Total**
Balance at January 1, 2007	$ -	$ -	$ -
Provision	6.3	0.3	6.6
Payments	(1.0)	(0.3)	(1.3)
Balance at December 31, 2007	**$ 5.3**	**$ -**	**$ 5.3**

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

HBB 2006 Restructuring Program

During 2006, HBB's management approved a plan for the Saltillo, Mexico facility to phase out production of blenders and coffeemakers for the Mexican and Latin American markets. Sourcing of blenders and coffeemakers for the Mexican and Latin American markets was shifted to third-party suppliers. As such, HBB recognized a charge of approximately $1.5 million in 2006, which is classified in the Consolidated Statement of Operations on the line "Restructuring charges." Of this amount, $1.1 million was related to severance and $0.3 million was related to lease termination costs for machinery and equipment no longer in use. Also included in the restructuring charge is a $0.1 million non-cash asset impairment charge for equipment and tooling, which was determined based on current estimated market values for similar assets compared with the net book value of these assets. During 2007, HBB recognized an additional charge of approximately $0.9 million related to the lease impairment of the building and equipment no longer in use and $0.1 million for other costs related to the restructuring. Severance payments of $1.1 million were made to 129 employees during 2007. Lease payments of $1.1 million and payments of $0.1 million for other costs were also made during 2007. Payments related to this restructuring plan are expected to continue into early 2008.

HBB 2005 Restructuring Program

During 2005, HBB's management approved a plan for the Saltillo, Mexico facility to phase out production of blenders for the U.S. and Canadian markets and only produce blenders for the Mexican and Latin American markets. Blenders for the U.S. and Canadian markets are now sourced from third-party Chinese manufacturers. As such, HBB recognized a charge of approximately $3.8 million in 2005, of which $3.6 million is classified in the Consolidated Statement of Operations on the line "Restructuring charges" and $0.2 million, related to the write-down of excess inventory, is included in "Cost of sales." Included in the $3.6 million was $2.3 million related to severance, $1.0 million related to lease termination costs for machinery and equipment no longer in use and $0.1 million related to other costs. Also included in the restructuring charge was a $0.2 million non-cash asset impairment charge for equipment and tooling, which was determined based on current estimated market values for similar assets compared with the net book value of these assets. Severance payments of $0.2 million to 97 employees were made during 2005. During 2006, HBB recognized a charge of approximately $0.2 million for other costs related to the restructuring. In addition, severance payments of $1.7 million were made to 363 employees, lease payments of $0.9 million and payments of $0.2 million for other costs were made during 2006. Severance payments of $0.4 million were made to 85 employees during 2007. Also, $0.1 million of the accrual related to lease termination costs for machinery and equipment no longer in use was reversed due to receiving higher than estimated proceeds for the sale of machinery and equipment during 2007. No further payments related to this restructuring plan are expected.

HBB 2004 Restructuring Program

During 2004, HBB's Board of Directors approved management's plan to restructure HBB's manufacturing activities by closing the Sotec manufacturing facility located near Juarez, Mexico and consolidating all remaining activities into its Saltillo, Mexico facility. In addition, it closed its El Paso, Texas distribution center and consolidated these activities into its Memphis, Tennessee distribution center. As a result, HBB recognized a charge of approximately $9.4 million in 2004. Of this amount, $3.6 million was related to lease termination costs for closed facilities and machinery and equipment no longer in use, $2.3 million was related to severance and $0.1 million was related to other expenses. Also included in the restructuring charge was a $3.0 million non-cash asset impairment charge for equipment and tooling, which was determined based on current estimated market values for similar assets compared with the net book value of these assets and $0.4 million for a non-cash writedown of inventory. During 2004, $0.6 million of the accrual for lease impairment was reversed primarily due to lower costs to dispose of leased assets. During 2005, additional expenses of $0.3 million for lease impairment were incurred. Lease payments of $0.7 million and severance payments of $0.4 million to 66 employees were made during 2005. Payments for other expenses of $0.1 million were made during 2005. During 2006, $0.1 million of the amount accrued at December 31, 2004 was reversed as a result of a reduction in the estimate of employees eligible to receive severance payments. During 2007, severance payments of $0.4 million were made to 30 employees and $0.3 million of the amount accrued for severance was reversed as a result of a reduction in estimate of the total number of employees to receive severance. In addition, $0.1 million of the accrual for the write-down of excess inventory was reversed during 2007 and included in "Cost of sales" due to the inventory being sold for an amount higher than previously estimated. No further payments related to this restructuring plan are expected.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Following is the detail of the incurred and expected cash and non-cash charges related to the HBB restructuring programs:

	Total charges expected to be incurred, net	Charges incurred in 2004	Charges incurred in 2005	Charges incurred in 2006	**Charges incurred in 2007**	Additional charges expected to be incurred
Cash charges						
Severance	$ 5.3	$ 2.3	$ 2.3	$ 1.0	**$ (0.3)**	$ -
Lease impairment	6.0	3.6	1.3	0.3	**0.8**	-
Other	0.5	0.1	0.1	0.2	**0.1**	-
	11.8	6.0	3.7	1.5	**0.6**	-
Non-cash charges						
Asset impairment	3.3	3.0	0.2	0.1	**-**	-
Excess inventory	0.5	0.4	0.2	-	**(0.1)**	-
	3.8	3.4	0.4	0.1	**(0.1)**	-
Total charges	$ 15.6	$ 9.4	$ 4.1	$ 1.6	**$ 0.5**	$ -

Following is a rollforward of the restructuring liability:

	Severance	**Lease Impairment**	**Other**	**Total**
HBB				
Balance at January 1, 2005	$ 1.2	$ 0.4	$ 0.1	$ 1.7
Provision	2.3	1.3	0.1	3.7
Payments	(0.6)	(0.7)	(0.2)	(1.5)
Balance at December 31, 2005	2.9	1.0	-	3.9
Provision	1.0	0.3	0.2	1.5
Payments	(1.7)	(0.9)	(0.2)	(2.8)
Balance at December 31, 2006	2.2	0.4	-	2.6
Provision	-	0.9	0.1	1.0
Reversal	(0.3)	(0.1)	-	(0.4)
Payments	(1.9)	(1.1)	(0.1)	(3.1)
Balance at December 31, 2007	**$ -**	**$ 0.1**	**$ -**	**$ 0.1**

The changes to the Company's restructuring plans accounted for according to EITF No. 94-3 are as follows:

NMHG 2002 Restructuring Program

As announced in December 2002, NMHG Wholesale phased out its Lenoir, North Carolina lift truck component facility and restructured other manufacturing and administrative operations, primarily its Irvine, Scotland lift truck assembly and component facility. As such, NMHG Wholesale recognized a restructuring charge of approximately $12.5 million during 2002. Of this amount, $3.8 million related to a non-cash asset impairment charge for a building, machinery and tooling, which was determined based on current market values for similar assets and broker quotes compared with the net book value of these assets, and $8.7 million related to severance and other employee benefits to be paid to approximately 615 manufacturing and administrative employees. Severance payments of $1.2 million and $0.8 million were made to 69 and 51 employees during 2006 and 2005, respectively. No further payments are expected under this program. In addition, $0.8 million and $1.2 million of the amount accrued at December 31, 2002 were reversed in 2006 and 2005, respectively, as a result of a reduction in the estimate of employees eligible to receive severance payments as well as a reduction in the average amount to be paid to each employee. Post-employment medical benefits are included in the table below under "Other" and $0.1 million was paid out during 2005. Approximately $4.3 million and $3.5 million of restructuring related costs, which were primarily related to manufacturing inefficiencies and were not eligible for accrual as of December 31, 2002, were expensed in 2006 and 2005, respectively, and are not shown in the table below. Of the $4.3 million additional costs incurred in 2006, $4.1 million is classified as "Cost of sales" and $0.2 million is classified as "Selling, general and administrative expenses" in the Consolidated Statements of Operations for the year ended December 31, 2006. Of the $3.5 million additional costs incurred in 2005, $3.3 million is classified as "Cost of sales" and $0.2 million is classified as "Selling, general and administrative expenses" in the Consolidated Statements of Operations for the year ended December 31, 2005.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	Severance	Lease Impairment	Other	Total
NMHG Wholesale				
Balance at January 1, 2005	$ 4.2	$ -	$ 0.1	$ 4.3
Foreign currency effect	(0.4)	-	-	(0.4)
Reversal	(1.2)	-	-	(1.2)
Payments	(0.8)	-	(0.1)	(0.9)
Balance at December 31, 2005	1.8	-	-	1.8
Foreign currency effect	0.2	-	-	0.2
Reversal	(0.8)	-	-	(0.8)
Payments	(1.2)	-	-	(1.2)
Balance at December 31, 2006	**$ -**	**$ -**	**$ -**	**$ -**

NOTE 4--Acquisitions and Dispositions

On August 28, 2006, KC acquired certain assets of Le Gourmet Chef, Inc. ("LGC"), including its inventory, certain fixtures and the right to assume store leases. In connection with the acquisition, KC assumed 69 store leases. The cash purchase price of $14.2 million for this acquisition has been allocated to the assets acquired and liabilities assumed based on their relative estimated fair values at the date of acquisition. The assets, liabilities and results of operations are included in the accompanying Consolidated Financial Statements since the date of acquisition.

NOTE 5--Extraordinary Gain

The extraordinary gains recognized in 2006 and 2005 relate to changes in the estimated obligation to the United Mine Workers of America Combined Benefit Fund (the "Fund"). The obligation to the Fund was initially recognized by the Bellaire Corporation, a wholly owned non-operating subsidiary of the Company ("Bellaire"), as an extraordinary charge in 1992 to accrue for the estimated costs associated with the Coal Industry Retiree Health Benefit Act of 1992 (the "Coal Act"). Revisions to this liability are recognized in the Consolidated Statements of Operations as an extraordinary item pursuant to the requirement of EITF No. 92-13, "Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992."

During 2006, as a result of the enactment of the Coal Industry Retiree Health Benefit Act of 2006 (the "2006 Coal Act"), the Company's obligation to make premium payments to the Fund is being phased out. The 2006 Coal Act results in Bellaire's annual premium payments to the Fund being reduced by 45% for the plan year beginning October 1, 2007, 60% for the plan year beginning October 1, 2008, and 85% for the plan year beginning on October 1, 2009. As of October 1, 2010, Bellaire's obligation to the Fund will be completely phased out and no further payments will be required. The 2006 Coal Act did not affect Bellaire's other obligations.

As a result of the 2006 Coal Act, Bellaire recognized an extraordinary gain of $12.8 million, net of $6.9 million tax expense in 2006. During 2005, as a result of lower than estimated inflation on premium payments and a lower than estimated number of assigned beneficiaries compared with previous estimates, expected future obligations related to the Fund decreased. As such, Bellaire recognized an extraordinary gain of $4.7 million, net of $2.5 million tax expense in 2005.

NOTE 6--Other Transactions

NMHG: During 2007 and 2006, as part of its periodic review of product liability estimates, NMHG reduced its product liability accrual by $5.5 million and $10.7 million, respectively. These changes in estimate are based upon historical trends identifying recent favorable claim settlement experience that indicated both the frequency and severity of claim estimates should be reduced. The reduction in the product liability accrual is primarily the result of a reduction in the estimate of the number of claims that have been incurred but not reported and the estimated average cost per claim. These adjustments are not necessarily indicative of trends or adjustments that may be required in the future to adjust the product liability accrual. These adjustments, reflected in the accompanying Consolidated Statements of Operations in "Selling, general and administrative expenses," improved net income by $3.4 million, or $0.41 per diluted share in 2007, and $6.5 million, or $0.79 per diluted share, in 2006.

HBB: During 2007, as part of its periodic review of product liability estimates, HBB reduced its product liability accrual by $1.2 million. This change in estimate is based upon historical trends identifying recent favorable claim settlement experience that indicated both the frequency and severity of claim estimates should be reduced. The reduction in the product liability accrual is primarily the result of a reduction in the estimate of the number of claims that have been incurred but not reported and the estimated average cost per claim. This adjustment is not necessarily indicative of trends

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

or adjustments that may be required in the future to adjust the product liability accrual. This adjustment, reflected in the accompanying Consolidated Statements of Operations in "Selling, general and administrative expenses," improved net income by $0.7 million, or $0.08 per diluted share, in 2007.

NACoal: During 2007, NACoal received an arbitration award of $3.7 million, included in "Selling, general and administrative expenses," from a third-party to recover costs related to a failed power plant and mine development project in Turkey. The arbitration award consisted of damages for a portion of the lost investment of the participants, interest, arbitration costs and legal fees. In 2000, NACoal recognized a charge of $2.4 million, included in "Selling, general and administrative expenses," for the write-off of previously capitalized development costs contributed to the third-party for this project. In 2002, NACoal agreed to pay 25% of legal and other related fees in support of the arbitration between the third-party and the Republic of Turkey in exchange for 25% of any proceeds from an arbitration award or settlement between the parties. Since 2002, NACoal has incurred $3.1 million of legal and other related arbitration costs, which have been included in "Selling, general and administrative expenses."

NACCO and Other: On April 26, 2007, the Company announced that its Board of Directors approved a plan to spin off Hamilton Beach, Inc. ("Hamilton Beach"), the parent of HBB, to NACCO stockholders. On August 27, 2007, the Company announced that, in light of volatility and uncertainty in the capital markets, its Board of Directors had decided not to pursue the previously announced tax-free spin-off of Hamilton Beach to NACCO stockholders. During 2007, NACCO and Other incurred $1.4 million and HBB incurred $0.9 million of expenses for professional fees related to this transaction, which have been included in "Selling, general and administrative expenses."

On July 24, 2006, the Company and Applica Incorporated ("Applica") announced that NACCO, Hamilton Beach and Applica entered into definitive agreements whereby NACCO would spin off Hamilton Beach to NACCO's stockholders and, immediately after the spin-off, Applica would merge with and into Hamilton Beach.

On October 19, 2006, the Company received a notice from Applica in which Applica claimed to exercise its right to terminate its merger agreement with NACCO and Hamilton Beach. The notice also claimed that Applica's Board of Directors authorized Applica to enter into a written agreement with an Applica shareholder that provided a cash offer to purchase shares of Applica common stock. Under the terms of the NACCO merger agreement, NACCO is entitled to a $6.0 million termination fee from Applica if the merger agreement is terminated under certain circumstances. NACCO received the $6.0 million termination fee during the fourth quarter of 2006 which was used to offset costs incurred to date in connection with the transaction. NACCO has reserved all of its rights in relation to this matter, including, without limitation, demanding additional damages for willful breach of the merger agreement.

On November 13, 2006, the Company announced that it had initiated litigation in the Delaware Chancery Court against Applica and individuals and entities affiliated with Applica's shareholder, Harbinger Capital Partners Master Fund I, Ltd. ("Harbinger"). The complaint alleges a number of contract and tort claims against the defendants. In its claim, the Company seeks specific performance of the merger agreement between Applica, Hamilton Beach and NACCO, or monetary damages.

On December 15, 2006, the Company announced that it had commenced a cash tender offer, which was subsequently amended, to purchase all of the outstanding shares of common stock of Applica and proposed to amend the original merger agreement. The amended tender offer was terminated on January 23, 2007. Harbinger acquired the remaining outstanding shares of Applica on January 23, 2007.

The Company incurred unsuccessful merger costs related to the Applica transaction of $1.8 million and $11.2 million in 2007 and 2006, respectively. The amount for 2006 does not include the $6.0 million termination fee tendered by Applica. Expenses recorded net of the termination fee in 2007 and 2006 totaled $1.6 million and $4.5 million for NACCO and Other, respectively, and $0.2 million and $0.7 million for HBB, respectively. The unsuccessful merger costs related to the Applica transaction have been recorded in "Other income (expense)" in the Consolidated Statement of Operations.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NOTE 7--Inventories

Inventories are summarized as follows:

	December 31	
	2007	2006
Manufactured inventories:		
Finished goods and service parts -		
NMHG Wholesale	**$ 180.8**	$ 148.2
HBB	**79.0**	77.3
	259.8	225.5
Raw materials and work in process -		
NMHG Wholesale	**246.5**	207.3
HBB	**2.3**	3.6
	248.8	210.9
Total manufactured inventories	**508.6**	436.4
Retail inventories:		
NMHG Retail	**25.5**	32.2
KC	**48.3**	42.8
Total retail inventories	**73.8**	75.0
Total inventories at FIFO	**582.4**	511.4
Coal – NACoal	**12.3**	8.7
Mining supplies – NACoal	**11.9**	9.1
Total inventories at weighted average	**24.2**	17.8
LIFO reserve:		
NMHG	**(56.4)**	(47.8)
HBB	**1.3**	3.5
	(55.1)	(44.3)
	$ 551.5	$ 484.9

The cost of certain manufactured and retail inventories, including service parts, has been determined using the last-in, first-out method. At December 31, 2007 and 2006, 51% and 55%, respectively, of total inventories were determined using the LIFO method. HBB's LIFO inventory value exceeds its FIFO inventory value primarily due to prior years' price deflation.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NOTE 8--Property, Plant and Equipment, Net

Property, plant and equipment, net includes the following:

	December 31 2007	December 31 2006
Coal lands and real estate:		
NMHG Wholesale	**$ 19.9**	$ 18.8
Housewares	**0.2**	0.2
NACoal	**35.9**	34.6
	56.0	53.6
Plant and equipment:		
NMHG Wholesale	**536.2**	499.0
NMHG Retail	**22.2**	81.1
Housewares	**68.6**	76.4
NACoal	**158.0**	142.1
NACCO and Other	**5.8**	5.5
	790.8	804.1
Property, plant and equipment, at cost	**846.8**	857.7
Less allowances for depreciation, depletion and amortization	**472.6**	486.3
	$ 374.2	$ 371.4

Total depreciation, depletion and amortization expense on property, plant and equipment was $57.6 million, $59.5 million and $60.4 million during 2007, 2006 and 2005, respectively.

Proven and probable coal reserves, excluding the unconsolidated project mining subsidiaries, approximated 1.2 billion tons (unaudited) at December 31, 2007 and 2006. These tons are reported on an as received by the customer basis and are the equivalent of "demonstrated reserves" under the coal resource classification system of the U.S. Geological Survey. Generally, these reserves would be commercially mineable at year-end prices and cost levels, using current technology and mining practices.

NOTE 9-- Intangible Assets

Intangible assets other than goodwill, which are subject to amortization, consist of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Balance
Balance at December 31, 2007			
Coal supply agreements	**$ 85.8**	**$ (17.4)**	**$ 68.4**
Other intangibles	**5.0**	**(2.4)**	**2.6**
	$ 90.8	**$ (19.8)**	**$ 71.0**
Balance at December 31, 2006			
Coal supply agreements	$ 85.8	$ (14.7)	$ 71.1
Other intangibles	4.9	(1.8)	3.1
	$ 90.7	$ (16.5)	$ 74.2

Amortization expense for intangible assets was $3.2 million in 2007, 2006 and 2005. Expected annual amortization expense of other intangible assets for the next five years is as follows: $3.1 million in 2008, $3.3 million in 2009, $3.3 million in 2010, $3.1 million in 2011 and $3.1 million in 2012. The weighted-average amortization period for the coal supply agreements is 30 years and the weighted-average amortization period for other intangible assets is 15 years.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Following is a summary of goodwill by segment at December 31, 2007 and 2006:

	Carrying Amount of Goodwill			
	NMHG Wholesale	**HBB**	**KC**	**NACCO Consolidated**
Balance at January 1, 2006	$ 350.5	$ 80.7	$ 3.0	$ 434.2
Foreign currency translation	3.6	-	-	3.6
Balance at December 31, 2006	354.1	80.7	3.0	437.8
Foreign currency translation	4.1	-	-	4.1
Balance at December 31, 2007	**$ 358.2**	**$ 80.7**	**$ 3.0**	**$ 441.9**

NOTE 10--Asset Retirement Obligations

SFAS No. 143, "Accounting for Asset Retirement Obligations," provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: the timing of liability recognition; initial measurement of the liability; allocation of asset retirement cost to expense; subsequent measurement of the liability; and financial statement disclosures. SFAS No. 143 requires that an asset's retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.

Bellaire is a non-operating subsidiary of the Company with legacy liabilities relating to closed mining operations, primarily former Eastern U.S. underground coal mining operations. These legacy liabilities include obligations for water treatment and other environmental remediation which arose as part of the normal course of closing these underground mining operations.

NACoal's asset retirement obligations are principally for costs to dismantle certain mining equipment as well as for costs to close its surface mines and reclaim the land it has disturbed as a result of its normal mining activities. The Company determined the amounts of these obligations based on estimates adjusted for inflation, projected to the estimated closure dates, and then discounted using a credit-adjusted risk-free interest rate. The associated asset established in connection with the implementation of SFAS No. 143 is recorded in "Property, Plant and Equipment, net" in the accompanying Consolidated Balance Sheets.

There are currently no assets legally restricted for purposes of settling the asset retirement obligations. The asset retirement obligations will be funded out of general corporate funds.

A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligations are as follows:

	NACoal	Bellaire	NACCO Consolidated
Balance at January 1, 2006	$ 5.4	$ 12.3	$ 17.7
Liabilities settled during the period	-	(0.5)	(0.5)
Accretion expense	0.4	0.9	1.3
Revision of estimated cash flows	-	(0.8)	(0.8)
Balance at December 31, 2006	5.8	11.9	17.7
Liabilities settled during the period	-	(0.5)	(0.5)
Accretion expense	0.6	0.9	1.5
Revision of estimated cash flows	-	(0.1)	(0.1)
Balance at December 31, 2007	**$ 6.4**	**$ 12.2**	**$ 18.6**

NOTE 11--Current and Long-Term Financing

Financing arrangements are obtained and maintained at the subsidiary level. NACCO has not guaranteed any borrowings of its subsidiaries.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The following table summarizes the Company's available and outstanding borrowings:

	December 31 2007	December 31 2006
Total outstanding borrowings:		
Revolving credit agreements:		
NMHG	$ 16.0	$ 16.3
HBB	30.9	42.0
KC	0.1	-
NACoal	-	-
	47.0	58.3
Capital lease obligations and other term loans:		
NMHG	247.0	257.1
HBB	124.3	0.2
NACoal	43.3	55.9
	414.6	313.2
Private Placement Notes - NACoal	45.0	45.0
Total debt outstanding	$ 506.6	$ 416.5
Current portion of borrowings outstanding:		
NMHG	$ 29.4	$ 32.1
HBB	20.7	12.0
NACoal	17.0	12.5
	$ 67.1	$ 56.6
Long-term portion of borrowings outstanding:		
NMHG	$ 233.6	$ 241.3
HBB	134.5	30.2
KC	0.1	-
NACoal	71.3	88.4
	$ 439.5	$ 359.9
Total available borrowings, net of limitations, under revolving credit agreements:		
NMHG	$ 151.2	$ 162.7
HBB	100.6	106.9
KC	40.0	34.2
NACoal	75.0	75.0
	$ 366.8	$ 378.8
Unused revolving credit agreements:		
NMHG	$ 135.2	$ 146.4
HBB	69.7	64.9
KC	39.9	34.2
NACoal	75.0	75.0
	$ 319.8	$ 320.5
Weighted average stated interest rate on total borrowings:		
NMHG	7.1%	7.6%
HBB	7.2%	6.5%
KC	7.1%	6.8%
NACoal	5.9%	6.0%
Weighted average effective interest rate on total borrowings (including interest rate swap agreements):		
NMHG	7.1%	7.1%
HBB	7.5%	7.9%
KC	7.1%	6.8%
NACoal	5.8%	5.9%

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Annual maturities of total debt, excluding capital leases, are as follows:

2008	$ 65.4
2009	21.8
2010	26.2
2011	33.9
2012	159.5
thereafter	190.8
	$ 497.6

Interest paid on total debt was $41.2 million, $43.8 million and $46.0 million during 2007, 2006 and 2005, respectively. Interest capitalized was $0.8 million in 2007. No interest was capitalized in 2006 or 2005.

NMHG: NMHG's primary financing is provided by a $175.0 million secured floating-rate revolving credit facility (the "NMHG Facility") and a term loan facility (the "NMHG Term Loan"). The obligations under the NMHG Facility are secured by a first lien on the cash and cash equivalents, accounts receivable and inventory of NMHG. The approximate value of NMHG's assets held as collateral under the NMHG Facility was $350 million as of December 31, 2007.

The maximum availability under the NMHG Facility is governed by a borrowing base derived from advance rates against the inventory and accounts receivable of the borrowers, as defined in the NMHG Facility. Adjustments to reserves booked against these assets, including inventory reserves, will change the eligible borrowing base and thereby impact the liquidity provided by the NMHG Facility. Borrowings bear interest at a floating rate, which can be either a base rate or LIBOR, as defined, plus an applicable margin. The current applicable margins, effective December 31, 2007, for domestic base rate loans and LIBOR loans were 0.75% and 1.75%, respectively. The NMHG Facility also requires the payment of a fee of 0.375% per annum on the unused commitment. The margins and unused commitment fee are subject to quarterly adjustment based on a leverage ratio.

At December 31, 2007, the borrowing base under the NMHG Facility was $109.5 million, which reflects reductions for the commitments or availability under certain foreign credit facilities and for an excess availability requirement of $10.0 million. There were no domestic borrowings outstanding under this facility at December 31, 2007. The domestic floating rate of interest applicable to the NMHG Facility on December 31, 2007 was 8.00%, including the applicable floating rate margin. The NMHG Facility includes a subfacility for foreign borrowers which can be denominated in British pound sterling or euros. Included in the borrowing capacity is a $20.0 million overdraft facility available to foreign borrowers. At December 31, 2007, there were no borrowings outstanding under these foreign subfacilities. The NMHG Facility expires in December 2010.

The terms of the NMHG Facility provide that availability is reduced by the commitments or availability under a foreign credit facility of the borrowers and certain foreign working capital facilities. A foreign credit facility commitment of approximately $35.4 million in Australia reduced the amount of availability under the NMHG Facility at December 31, 2007. In addition, availability under the NMHG Facility was reduced by $9.2 million in Europe for a reserve for preferential claims related to supplier-based inventory, $5.5 million for a working capital facility in China and by $5.4 million for other letters of credit. If the commitments or availability under these facilities are increased, availability under the NMHG Facility will be reduced. The $109.5 million of borrowing base capacity under the NMHG Facility at December 31, 2007 reflected reductions for these foreign credit facilities.

During 2006, NACCO Materials Handling Group, Inc. ("NMHG Inc."), a wholly owned subsidiary of NMHG, entered into the NMHG Term Loan that provides for term loans up to an aggregate principal amount of $225.0 million which mature in 2013. The term loans require quarterly payments in an amount equal to 1% of the original principal per year for the first six years, with the remaining balance to be paid in four equal installments in the seventh year. At December 31, 2007, there was $221.6 million outstanding under the NMHG Term Loan.

Borrowings under the NMHG Term Loan are guaranteed by NMHG and substantially all of NMHG's domestic subsidiaries. The obligations of the guarantors under the NMHG Term Loan are secured by a first lien on all of the domestic machinery, equipment and real property owned by NMHG Inc. and each guarantor and a second lien on all of the collateral securing the obligations of NMHG under its revolving credit facility. The approximate value of NMHG's assets held as collateral under the NMHG Term Loan was $480 million as of December 31, 2007, which includes the value of the collateral securing the NMHG Facility.

Outstanding borrowings under the NMHG Term Loan bear interest at a variable rate which, at NMHG Inc.'s option, will be either LIBOR or a floating rate, as defined in the NMHG Term Loan, plus an applicable margin. The applicable margin is subject to adjustment based on a leverage ratio. The weighted average interest rate on the amount outstanding under the NMHG Term Loan at December 31, 2007 was 6.79%.

On May 15, 2006, NMHG Inc. borrowed a total principal amount of $225.0 million under the NMHG Term Loan. The proceeds of the loans, together with available cash, were used to redeem in full the NMHG's 10% Senior Notes that were

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

issued in May 2002 (the "Senior Notes"), which had an aggregate principal amount of $250.0 million outstanding. Pursuant to the Indenture governing the Senior Notes, NMHG paid the principal amount of the Senior Notes, a redemption premium of $12.5 million, plus accrued and unpaid interest up to but not including the redemption date to the registered holders of the Senior Notes. As a result, NMHG recognized a charge of $17.6 million during 2006 for the redemption premium and write-off of the remaining unamortized original bond issue discount and deferred financing fees related to the Senior Notes.

Both the NMHG Facility and NMHG Term Loan include restrictive covenants, which, among other things, limit the payment of dividends to NACCO. Subject to achieving availability thresholds, dividends to NACCO are limited to the larger of $5.0 million or 50% of the preceding year's net income for NMHG. The NMHG Facility and the NMHG Term Loan also require NMHG to meet certain financial tests, including, but not limited to, minimum excess availability, maximum capital expenditures, maximum leverage ratio and minimum fixed charge coverage ratio tests. At December 31, 2007, NMHG was in compliance with the covenants in the NMHG Facility and the NMHG Term Loan.

NMHG paid financing fees of approximately $4.9 million and $0.5 million in 2006 and 2005, respectively. The fees paid in 2006 were related to the NMHG Term Loan and the fees paid in 2005 were related to amendments to the NMHG Facility. These fees were deferred and are being amortized as interest expense in the Consolidated Statements of Operations over the respective terms of the financing facilities.

In addition to the amount outstanding under the NMHG Term Loan and the NMHG Facility, NMHG had borrowings of approximately $33.0 million at December 31, 2007 under various working capital facilities.

HBB: HBB has a $115.0 million senior secured floating-rate revolving credit facility (the "HBB Facility"). The HBB Facility was amended on May 31, 2007 to extend the maturity date to July 31, 2012, change the interest rate on outstanding borrowings, revise certain definitions, allow HBB to pay a special cash dividend of $110.0 million and allow HBB to enter into a term loan agreement (the "HBB Term Loan"). The obligations under the HBB Facility are secured by a first lien on the accounts receivable and inventory of HBB and a second lien on all of the other assets of HBB. The approximate value of HBB's assets held as collateral for the first and second lien under the HBB Facility was $300 million as of December 31, 2007.

The HBB Facility is governed by a borrowing base derived from advance rates against the inventory and accounts receivable, as defined in the HBB Facility. Adjustments to reserves, including derivative reserves, will change the eligible borrowing base. A portion of the availability can be denominated in Canadian dollars to provide funding to HBB's Canadian subsidiary. Borrowings bear interest at a floating rate, which can be either a base rate, LIBOR or bankers' acceptance rate, as defined in the HBB Facility, plus an applicable margin. The applicable margins, effective December 31, 2007, for base rate loans and LIBOR loans denominated in U.S. dollars were 0.00% and 1.00%, respectively. The applicable margins, effective December 31, 2007, for base rate and bankers' acceptance loans denominated in Canadian dollars were 0.50% and 1.00%, respectively. The HBB Facility also requires a fee of 0.20% per annum on the unused commitment. The margins and unused commitment fee are subject to quarterly adjustment based on the average excess availability.

At December 31, 2007, the borrowing base under the HBB Facility was $100.6 million, which had been reduced for reserves and the excess availability requirement, as defined in the HBB Facility. Borrowings outstanding under the HBB Facility were $30.9 million at December 31, 2007. Therefore, at December 31, 2007, the excess availability under the HBB Facility was $69.7 million. The floating rate of interest applicable to the HBB Facility at December 31, 2007 was 6.22% including the floating rate margin.

The HBB Facility includes restrictive covenants that, among other things, set limitations on additional indebtedness (other than indebtedness under the HBB Facility and HBB Term Loan), investments, asset sales and the payment of dividends to NACCO. Subject to achieving availability thresholds, dividends to NACCO are limited to $5.0 million plus 50% of HBB's net income since the effective date of the amendment in 2007. The HBB Facility also requires HBB to meet minimum fixed charge ratio tests in certain circumstances. At December 31, 2007, HBB was in compliance with the covenants in the HBB Facility.

On May 31, 2007, HBB entered into the HBB Term Loan that provides for term loans up to an aggregate principal amount of $125.0 million. A portion of the proceeds of the term loans under the HBB Term Loan were used to finance the payment of a $110.0 million special cash dividend. Borrowings outstanding under the HBB Term Loan were $124.1 million at December 31, 2007. The term loans require quarterly principal payments in an amount equal to 1% of the original principal amount per year for the term of the loan, with the remaining balance to be paid at the maturity date on May 31, 2013. Prior to the final maturity date, the term loans are subject to mandatory prepayments from the proceeds of the issuance of certain indebtedness, certain asset sales and 50% of excess cash flow, as defined in the HBB Term Loan, which reduce the quarterly principal payments required. The obligations of HBB under the HBB Term Loan are secured by a second lien on accounts receivable and inventory and a first lien on all of the other assets of HBB. The approximate value of HBB's assets held as collateral for the first and second lien under the HBB Term Loan was $300 million as of December 31, 2007.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The term loans bear interest at a floating rate which, at HBB's option, can be either a base rate or LIBOR, as defined in the HBB Term Loan, plus an applicable margin. The applicable margins, effective December 31, 2007, for base rate loans and LIBOR loans were 1.25% and 2.25%, respectively. The applicable margins are subject to quarterly adjustment based on a leverage ratio. The interest rate on the amount outstanding under the HBB Term Loan was 7.47% at December 31, 2007.

The HBB Term Loan contains restrictive covenants substantially similar to those in the HBB Facility which, among other things, limit the amount of dividends HBB may declare and pay and the incurrence of indebtedness (other than indebtedness under the HBB Facility). Dividends to NACCO are limited to $5.0 million plus 50% of HBB's net income since the closing date of the HBB Term Loan. The HBB Term Loan also requires HBB to meet certain financial tests, including, but not limited to, maximum total leverage ratio and minimum fixed charge coverage ratio tests. At December 31, 2007, HBB was in compliance with the covenants in the HBB Term Loan.

HBB incurred fees and expenses of approximately $2.5 million in 2007 and $0.2 million in 2005. The fees paid in 2007 related to the HBB Term Loan and the amendment of the HBB Facility. The fees paid in 2005 related to amendments of the HBB Facility. These fees were deferred and are being amortized as interest expense in the Consolidated Statements of Operations over the term of the HBB Term Loan and the HBB Facility. No similar fees were incurred in 2006.

KC: KC's financing is provided by a $40.0 million secured floating-rate revolving line of credit (the "KC Facility") that expires in July 2010. The obligations under the KC Facility are secured by substantially all assets of KC. The approximate value of KC's assets held as collateral under the KC Facility was $65 million as of December 31, 2007. The availability is derived from a borrowing base formula using KC's eligible inventory, as defined in the KC Facility. At December 31, 2007, the borrowing base as defined in the KC Facility was $40.0 million. Borrowings outstanding under the KC Facility were $0.1 million at December 31, 2007. Therefore, at December 31, 2007, the excess availability under the KC Facility was $39.9 million. The KC Facility requires a fee of 0.25% per annum on the unused commitment. Borrowings bear interest at LIBOR plus 2.15%. The KC Facility includes restrictive covenants that, among other things, limit capital expenditures and require that borrowings do not exceed $6.5 million for 30 consecutive days from December 15 to February 13. The KC Facility also prohibits the payment of dividends to NACCO until December 2008, after which dividends to NACCO are limited based upon KC's fixed charge ratio. At December 31, 2007, KC was in compliance with the covenants in the KC Facility.

KC incurred fees and expenses of approximately $0.2 million in 2006 related to the amendment of the KC Facility. These fees were deferred and are being amortized as interest expense in the Consolidated Statements of Operations over the term of the KC Facility. No similar fees were incurred in 2007 or 2005.

NACoal: NACoal has an unsecured revolving line of credit of up to $75.0 million and an unsecured term loan of $35.0 million at December 31, 2007 (the "NACoal Facility"). The term loan requires annual repayments of $10.0 million and a final principal repayment of $15.0 million in March 2010. The NACoal Facility expires in March 2010. NACoal had $75.0 million of its revolving credit facility available at December 31, 2007.

The NACoal Facility has performance-based pricing, which sets interest rates based upon achieving various levels of debt to EBITDA ratios, as defined in the NACoal Facility. The NACoal Facility provides for, at NACoal's option, Eurodollar loans which bear interest at LIBOR plus a margin based on the level of debt to EBITDA ratio achieved and Base Rate loans which bear interest at Base Rates plus the Applicable Margin, as defined in the NACoal Facility. A facility fee, which is determined based on the level of debt to EBITDA ratio achieved is also applied to the aggregate revolving line of credit. At December 31, 2007, term loan borrowings outstanding bore interest at LIBOR plus 0.75% and the revolving credit interest rate was LIBOR plus 0.625%. At December 31, 2007, the revolving credit facility fee was 0.125% of the unused commitment of the revolving facility.

The NACoal Facility also contains restrictive covenants which require, among other things, NACoal to maintain certain debt to EBITDA and fixed charge coverage ratios and provides the ability to make loans, dividends and advances to NACCO, with some restrictions. Dividends to NACCO are limited based upon NACoal's leverage ratio. At December 31, 2007, NACoal was in compliance with the covenants in the NACoal Facility.

During 2004 and 2005, NACoal issued unsecured notes totaling $45.0 million in a private placement (the "NACoal Notes"), which require annual payments of approximately $6.4 million beginning in October 2008 and will mature on October 4, 2014. These unsecured notes bear interest at a weighted-average fixed rate of 6.08%, payable semi-annually on April 4 and October 4. The NACoal Notes are redeemable at any time at the option of NACoal, in whole or in part, at an amount equal to par plus accrued and unpaid interest plus a "make-whole premium," if applicable. The NACoal Notes contain certain covenants and restrictions which require, among other things, NACoal to maintain certain net worth, leverage and interest coverage ratios, and limit dividends to NACCO based upon NACoal's leverage ratio. At December 31, 2007, NACoal was in compliance with the covenants in the NACoal Notes.

NACoal has a demand note payable to Coteau which bears interest based on the applicable quarterly federal short-term interest rate as announced from time to time by the Internal Revenue Service. At December 31, 2007, the balance of the note was $7.4 million and the interest rate was 4.13%.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NACoal has a collateralized note payable that expires in 2008 and requires a monthly principal and interest payment at a fixed interest rate of 5.21%. The balance of the note was $0.5 million at December 31, 2007.

NOTE 12--Financial Instruments and Derivative Financial Instruments

Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments. The fair values of revolving credit agreements and long-term debt, excluding capital leases, were determined using current rates offered for similar obligations. At December 31, 2007, the fair value of revolving credit agreements and long-term debt, excluding capital leases, was $497.8 million compared with the book value of $497.6 million. At December 31, 2006, the fair value of revolving credit agreements and long-term debt, excluding capital leases, was $400.7 million compared with the book value of $401.5 million.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable and derivatives. The large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies mitigates concentration of credit risk on accounts receivable. However, HBB maintains significant accounts receivable balances with several large retail customers. At December 31, 2007 and 2006, receivables from HBB's five largest customers represented 10.8% and 12.1%, respectively, of the Company's net accounts receivable. In addition, under its mining contracts, NACoal recognizes revenue and a related receivable as the coal is delivered. Substantially all of NACoal's coal sales are to utilities or subsidiaries directly controlled by the utilities. As is customary in the coal industry, these mining contracts provide for monthly settlements. The Company's significant credit concentration is uncollateralized; however, historically minimal credit losses have been incurred. To further reduce credit risk associated with accounts receivable, the Company performs periodic credit evaluations of its customers, but does not generally require advance payments or collateral. The Company enters into derivative contracts with high-quality financial institutions and limits the amount of credit exposure to any one institution.

Derivative Financial Instruments

Foreign Currency Derivatives: NMHG and HBB held forward foreign currency exchange contracts with total notional amounts of $390.1 million and $18.6 million, respectively, at December 31, 2007, primarily denominated in euros, British pound sterling, Japanese yen, Canadian dollars, Australian dollars, Mexican pesos and Swedish kroner. NMHG and HBB held forward foreign currency exchange contracts with total notional amounts of $344.5 million and $6.5 million, respectively, at December 31, 2006, primarily denominated in euros, British pound sterling, Japanese yen, Australian dollars, Canadian dollars, Mexican pesos and Swedish kroner. The fair value of these contracts was estimated based on quoted market prices and approximated a net liability of $2.0 million at both December 31, 2007 and 2006.

For the years ended December 31, 2007 and 2006, there was no ineffectiveness of forward foreign currency exchange contracts that qualify for hedge accounting. Forward foreign currency exchange contracts that qualify for hedge accounting are used to hedge transactions expected to occur within the next twelve months. Based on market valuations at December 31, 2007, the amount of net deferred loss included in OCI at December 31, 2007 of $1.1 million is expected to be reclassified into the Consolidated Statement of Operations over the next twelve months, as those transactions occur.

Interest Rate Derivatives: The following table summarizes the notional amounts, related rates (including applicable margins) and remaining terms of interest rate swap agreements active at December 31:

	Notional Amount		Average Fixed Rate		Remaining Term at
	2007	2006	**2007**	2006	December 31, 2007
NMHG	**$ 200.0**	$ 200.0	**4.8%**	4.8%	Various, extending to May 2012
HBB	**$ 103.0**	$ 80.0	**5.6%**	6.6%	Various, extending to April 2011
NACoal	**$ 35.0**	$ 45.0	**5.7%**	5.8%	March 2010

The fair value of all interest rate swap agreements, which was based on quotes obtained from the Company's counterparties, was a net payable of $8.6 million and a net receivable of $1.2 million at December 31, 2007 and 2006, respectively. The mark-to-market effect of interest rate swap agreements that are considered effective as hedges in accordance with SFAS No. 133, as amended, has been included in OCI. Based upon market valuations at December 31, 2007 approximately $0.5 million is expected to be reclassified into the Consolidated Statement of Operations over the next twelve months, as cash flow payments are made in accordance with the interest rate swap agreements.

NMHG: NMHG has interest rate swap agreements that hedge interest payments on the NMHG Term Loan. The interest rate swap agreements held by NMHG on December 31, 2007 are expected to continue to be effective as hedges of the NMHG Term Loan.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

HBB: HBB has interest rate swaps that hedge interest payments on the HBB Facility and the HBB Term Loan. As result of an increase in the forecasted amount of anticipated future interest payments $0.2 million and $0.4 million of the amounts previously expensed due to ineffectiveness were reversed during 2006 and 2005, respectively and are included in the Consolidated Statement of Operations on the line "Other, net". The remaining interest rate swap agreements that are held by HBB on December 31, 2007 are expected to continue to be effective as hedges.

NACoal: NACoal has interest rate swap agreements with a notional amount of $35.0 million at December 31, 2007 that hedge interest payments on NACoal's $35.0 million term loan under the NACoal Facility. The interest rate swap agreements held by NACoal on December 31, 2007 are expected to continue to be effective as hedges.

NOTE 13--Leasing Arrangements

The Company leases certain office, manufacturing and warehouse facilities, retail stores and machinery and equipment under noncancellable capital and operating leases that expire at various dates through 2017. NMHG Retail also leases certain lift trucks that are carried in its rental fleet or subleased to customers. Many leases include renewal and/or fair value purchase options.

Future minimum capital and operating lease payments at December 31, 2007 are:

	Capital Leases	Operating Leases
2008	$ 2.4	$ 79.8
2009	2.3	61.7
2010	2.1	45.1
2011	3.3	27.3
2012	0.5	16.6
Subsequent to 2012	0.3	27.9
Total minimum lease payments	10.9	$ 258.4
Amounts representing interest	1.9	
Present value of net minimum lease payments	9.0	
Current maturities	1.7	
Long-term capital lease obligation	$ 7.3	

Rental expense for all operating leases was $87.1 million, $99.0 million and $90.4 million for 2007, 2006 and 2005, respectively. The Company also recognized $43.4 million, $66.2 million and $73.7 million for 2007, 2006 and 2005, respectively, in rental income on subleases of equipment under operating leases in which it was the lessee. These subleases were primarily related to lift trucks, in which NMHG derives revenues in the ordinary course of business under rental agreements with its customers. The sublease rental income for these lift trucks is included in "Revenues" and the related rent expense is included in "Cost of sales" in the Consolidated Statements of Operations for each period. Aggregate future minimum rentals to be received under noncancellable subleases of lift trucks as of December 31, 2007 are $170.1 million.

Assets recorded under capital leases are included in property, plant and equipment and consist of the following:

	December 31	
	2007	2006
Plant and equipment	**$ 16.4**	$ 53.0
Less accumulated amortization	**5.3**	35.4
	$ 11.1	$ 17.6

Amortization of plant and equipment under capital leases is included in depreciation expense in each of the years ended December 31, 2007, 2006 and 2005.

Capital lease obligations of $3.2 million, $7.5 million and $3.9 million were incurred in connection with lease agreements to acquire plant and equipment during 2007, 2006 and 2005, respectively.

NOTE 14--Guarantees and Contingencies

Various legal and regulatory proceedings and claims have been or may be asserted against NACCO and certain subsidiaries relating to the conduct of their businesses, including product liability, environmental and other claims. These proceedings and claims are incidental to the ordinary course of business of the Company. Management believes that it has meritorious

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

defenses and will vigorously defend itself in these actions. Any costs that management estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be reasonably estimated. Although the ultimate disposition of these proceedings is not presently determinable, management believes, after consultation with its legal counsel, that the likelihood is remote that material costs will be incurred in excess of accruals already recognized.

Under various financing arrangements for certain customers, including independently owned retail dealerships, NMHG provides guarantees of the residual values of lift trucks, or standby recourse or repurchase obligations such that NMHG would be obligated in the event of default by the customer. Terms of the third-party financing arrangements for which NMHG is providing a guarantee generally range from one to five years. Total guarantees and amounts subject to standby recourse or repurchase obligations at December 31, 2007 and 2006 were $251.7 million and $231.9 million, respectively. Losses anticipated under the terms of the guarantees, standby recourse or repurchase obligations are not significant and reserves have been provided for such losses in the accompanying Consolidated Financial Statements. In such instances, NMHG generally retains a security interest in the related assets financed such that, in the event that NMHG would become obligated under the terms of the standby recourse or repurchase obligations, NMHG would take title to the assets financed. The fair value of collateral held at December 31, 2007 was approximately $274.1 million, based on Company estimates. The Company estimates the fair value of the collateral using information regarding the original sales price, the current age of the equipment and general market conditions that influence the value of both new and used lift trucks. See also Note 21 for a discussion of the amount of these guarantees provided to related parties.
NMHG provides a standard warranty on its lift trucks, generally for six to twelve months or 1,000 to 2,000 hours. For the new 1 to 8 ton trucks, NMHG provides an extended powertrain warranty of two years as part of the standard warranty. HBB provides a standard warranty to consumers for all of its products. The specific terms and conditions of those warranties vary depending upon the product brand. In general, if a product is returned under warranty, a refund is provided to the consumer by HBB's customer, the retailer. Generally, the retailer returns those products to HBB for a credit. The Company estimates the costs that may be incurred under its standard warranty programs and records a liability for such costs at the time product revenue is recognized.

In addition, NMHG sells extended warranty agreements which provide additional warranty up to two to five years or up to 2,400 to 10,000 hours. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which NMHG does business. Revenue received for the sale of extended warranty contracts is deferred and recognized in the same manner as the costs incurred to perform under the warranty contracts, in accordance with FASB Technical Bulletin 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts."

NMHG also maintains a quality enhancement program under which it provides for specifically identified field product improvements in its warranty obligation. Accruals under this program are determined based on estimates of the potential number of claims to be processed and the cost of processing those claims based on historical costs.

The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims and the cost per claim. Changes in the Company's current and long-term warranty obligations, including deferred revenue on extended warranty contracts, are as follows:

	2007	2006
Balance at beginning of year	$ 44.6	$ 45.0
Warranties issued	59.3	44.0
Settlements made	(51.3)	(45.3)
Foreign currency effect	0.2	0.9
Balance at December 31	**$ 52.8**	$ 44.6

NOTE 15--Common Stock and Earnings per Share

NACCO Industries, Inc. Class A common stock is traded on the New York Stock Exchange under the ticker symbol "NC." Because of transfer restrictions on Class B common stock, no trading market has developed, or is expected to develop, for the Company's Class B common stock. The Class B common stock is convertible into Class A common stock on a one-for-one basis at any time at the request of the holder. The Company's Class A common stock and Class B common stock have the same cash dividend rights per share. The Class A common stock has one vote per share and the Class B common stock has ten votes per share. The total number of authorized shares of Class A common stock and Class B common stock at December 31, 2007 was 25,000,000 shares and 6,756,176 shares, respectively. Treasury shares of Class A common stock totaling 1,515,298 and 1,545,846 at December 31, 2007 and 2006, respectively, have been deducted from shares outstanding.

Stock Options: The 1975 and 1981 stock option plans, as amended, provide for the granting to officers and other key employees of options to purchase Class A common stock and Class B common stock of the Company at a price not less than the market value of such stock at the date of grant. Options become exercisable over a four-year period and expire ten years from the date of the grant. During the three-year period ending December 31, 2007, there were 80,701 shares of Class A common stock and 80,100 shares of Class B common stock available for grant. However, no options were granted during

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

the three-year period ending December 31, 2007 and no options remain outstanding at the end of any of the years ended December 31, 2007, 2006 and 2005. At present, the Company does not intend to issue additional stock options.

Stock Compensation: See Note 2 for a discussion of the Company's restricted stock awards.

Earnings per Share: For purposes of calculating earnings per share, no adjustments have been made to the reported amounts of net income. In addition, basic and diluted earnings per share for Class A common stock and Class B common stock are the same. The weighted average number of shares of Class A common stock and Class B common stock outstanding used to calculate basic and diluted earnings per share were as follows:

	2007	2006	2005
Basic weighted average shares outstanding	**8.263**	8.234	8.223
Dilutive effect of restricted stock awards	**0.009**	0.008	0.003
Diluted weighted average shares outstanding	**8.272**	8.242	8.226
Net income per share - basic	**$ 10.81**	$ 12.90	$ 7.60
Net income per share - diluted	**$ 10.80**	$ 12.89	$ 7.60

NOTE 16--Income Taxes

The components of income before income taxes and provision for income taxes for the years ended December 31 are as follows: .

	2007	2006	2005
Income before income taxes, minority interest and extraordinary gain			
Domestic	**$ 55.6**	$ 78.2	$ 29.6
Foreign	**56.7**	42.3	41.2
	$ 112.3	$ 120.5	$ 70.8
Income tax provision			
Current tax provision (benefit):			
Federal	**$ 4.0**	$ 9.3	$ 8.5
State	**1.8**	3.0	1.7
Foreign	**13.2**	6.9	9.9
Total current	**19.0**	19.2	20.1
Deferred tax provision (benefit):			
Federal	**7.1**	7.7	(7.6)
State	**(1.9)**	(1.8)	1.5
Foreign	**4.5**	4.9	(3.3)
Total deferred	**9.7**	10.8	(9.4)
Increase (decrease) in valuation allowance	**(5.6)**	(2.2)	2.4
	$ 23.1	$ 27.8	$ 13.1

The Company made income tax payments of $18.4 million, $17.6 million and $23.7 million during 2007, 2006 and 2005, respectively. During the same period, income tax refunds totaled $1.6 million, $4.7 million and $10.2 million, respectively.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

A reconciliation of the federal statutory and effective income tax for the year ended December 31 is as follows:

	2007	2006	2005
Income before income taxes, minority interest and extraordinary gain	$ 112.3	$ 120.5	$ 70.8
Statutory taxes at 35.0%	$ 39.3	$ 42.2	$ 24.8
Foreign statutory rate differences	(2.4)	(7.9)	(10.4)
Percentage depletion	(7.3)	(3.5)	(5.8)
Valuation allowance	(5.6)	(2.2)	2.4
R&D Credit	(0.8)	(1.6)	-
Equity interest earnings	(1.5)	(0.9)	(0.2)
State income taxes	(0.1)	0.8	2.1
Tax controversy resolution	0.5	0.8	(2.0)
Jobs Act	-	0.1	2.3
Other, net	1.0	-	(0.1)
Income tax provision	$ 23.1	$ 27.8	$ 13.1
Effective income tax rate	20.6%	23.1%	18.5%

The valuation allowance component of the income tax provision detailed above contains a foreign valuation allowance benefit of $6.8 million for 2007 compared with a foreign valuation allowance charge of $1.8 million and $4.6 million for 2006 and 2005, respectively. The foreign statutory rate differences, net of the foreign valuation allowance, had a favorable impact of $9.2 million, $6.1 million and $5.8 million for 2007, 2006, and 2005, respectively.

The increase in the benefit from percentage depletion in 2007 results from an increase in mining activities at NACoal which qualify for permanent percentage depletion benefits.

The Company does not provide for deferred taxes on certain unremitted foreign earnings. The Company has determined that certain earnings of foreign subsidiaries have been and will be indefinitely reinvested in foreign operations and, therefore, the recording of deferred tax liabilities for unremitted foreign earnings is not required. As of December 31, 2007, the cumulative unremitted earnings of the Company's foreign subsidiaries are $289.7 million. It is impracticable to determine the amount of unrecognized deferred taxes with respect to these earnings; however, foreign tax credits would be available to partially reduce U.S. income taxes in the event of a distribution.

The 2005 financial results of the Company reflect the impact of the repatriation provisions included in the American Jobs Creation Act of 2004 (the "Jobs Act"). The repatriation subject to the Dividend Exclusion provisions of the Jobs Act during 2005 was $56.4 million, and the Company recorded tax expense during 2005 of $2.5 million related to this repatriation, of which $2.3 million was federal tax expense and $0.2 million was state tax expense. The Company met all of the Domestic Reinvestment requirements as set forth in the safe harbor rules outlined in Section 8.03(b) of IRS Notice 2005-10 during 2005.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

A detailed summary of the total deferred tax assets and liabilities in the Company's Consolidated Balance Sheets resulting from differences in the book and tax basis of assets and liabilities follows:

	December 31	
	2007	2006
Deferred tax assets		
Accrued expenses and reserves	**$ 72.6**	$ 68.4
Tax carryforwards	**20.6**	38.1
Accrued pension benefits	**26.3**	32.0
Other employee benefits	**25.0**	22.3
Other	**9.2**	7.8
Total deferred tax assets	**153.7**	168.6
Less: Valuation allowance	**13.0**	18.2
	140.7	150.4
Deferred tax liabilities		
Depreciation and depletion	**52.5**	50.9
Partnership investment	**19.5**	21.7
Inventories	**-**	4.4
Total deferred tax liabilities	**72.0**	77.0
Net deferred tax asset	**$ 68.7**	$ 73.4

The following table summarizes the tax carryforwards and associated carryforward periods and related valuation allowances where the Company has determined that realization is uncertain:

	December 31, 2007		
	Net deferred tax asset	Valuation allowance	Carryforwards expire during:
Non-U.S. net operating loss	**$ 8.5**	**$ 3.7**	**Indefinite**
State net operating loss	**10.8**	**5.4**	**2008-2027**
Foreign tax credit	**0.1**	**-**	**2013-2016**
Alternative minimum tax credit	**-**	**-**	**Indefinite**
Capital loss	**1.2**	**1.2**	**2008-2011**
Total	**$ 20.6**	**$ 10.3**	

	December 31, 2006		
	Net deferred tax asset	Valuation allowance	Carryforwards expire during:
Non-U.S. net operating loss	$ 14.4	$ 10.1	2015 - Indefinite
State net operating loss	10.7	5.0	2007-2026
Foreign tax credit	7.4	-	2010-2016
Alternative minimum tax credit	4.4	-	Indefinite
Capital loss	1.2	1.2	2007-2011
Total	$ 38.1	$ 16.3	

The Company periodically reviews the need for a valuation allowance against deferred tax assets and recognizes these deferred tax assets to the extent that realization is more likely than not. Based upon a review of earnings history and trends, forecasted earnings and the relevant expiration of carryforwards, the Company believes the valuation allowances provided are appropriate. At December 31, 2007, the Company had gross net operating loss carryforwards in non-U.S. jurisdictions of $29.4 million and U.S. state jurisdictions of $275.5 million.

The net valuation allowance provided against certain deferred tax assets during 2007 decreased by $5.2 million. The decrease in the total valuation allowance included a net decrease in the valuation allowance provided for certain current and prior year losses identified in the amount of $5.6 million partly offset by an increase in the overall U.S. dollar value of valuation allowances previously recorded in foreign currencies of approximately $0.4 million. The reduction in the net deferred tax asset and the related valuation allowance for non-U.S. operating loss resulted from the sale of a European dealership in 2007. The net valuation allowance provided against certain deferred tax assets during 2006 decreased by $1.1

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

million. The decrease in the total valuation allowance included a net decrease in the valuation allowance provided for certain current and prior year losses identified in the amount of $2.2 million partly offset by an increase in the overall U.S. dollar value of valuation allowances previously recorded in foreign currencies of approximately $1.1 million.

The tax returns of the Company and certain of its subsidiaries are under routine examination by various taxing authorities. The Company has not been informed of any material assessment for which an accrual has not been previously provided resulting from such examinations and the Company would vigorously contest any material assessment. Management believes any potential adjustment would not materially affect the Company's financial condition or results of operations.

FIN No. 48: The Company adopted FIN No. 48 on January 1, 2007 and recognized an additional liability of approximately $9.8 million for "unrecognized tax benefits," defined as the aggregate tax effect of differences between tax return positions and the benefits recognized in the financial statements, which was accounted for as a reduction to the beginning balance of retained earnings.

The following is a reconciliation of the Company's total gross unrecognized tax benefits for the year ended December 31, 2007. Approximately $15.5 million and $15.6 million of these gross amounts as of December 31, 2007 and January 1, 2007, respectively, relate to permanent items that, if recognized, would impact the effective income tax rate. This amount differs from the gross unrecognized tax benefits presented in the table below due to the decrease in U.S. federal income taxes which would occur upon the recognition of the state tax benefits included herein.

	2007
Balance at January 1	$ 17.7
Net additions for tax positions of prior years	0.6
Additions based on tax positions related to the current year	1.3
Reductions due to settlements with taxing authorities and the lapse of the applicable statute of limitations	(1.9)
Other changes in unrecognized tax benefits	0.2
Balance at December 31	$ 17.9

The Company records interest and penalties on uncertain tax positions as a component of the income tax provision. The Company recognized $0.8 million in interest and penalties during 2007 related to uncertain tax positions. The total amount of interest and penalties accrued was $5.0 million and $4.2 million as of December 31, 2007 and January 1, 2007, respectively.

The Company expects the amount of unrecognized tax benefits will change within the next twelve months; however, the change in unrecognized tax benefits, which is reasonably possible within the next twelve months, is not expected to have a significant effect on the Company's financial position or results of operations.

In general, the Company operates in taxing jurisdictions that provide a statute of limitations period ranging from three to six years for the taxing authorities to review the applicable tax filings. The Company extended the statute of limitations for its 2003 U.S. federal tax year to allow the U.S. taxing authorities to complete their examination and administrative review of the 2003 and 2004 tax years, which was completed in June 2007. The examination of the U.S. federal tax returns for the 2005 and 2006 tax years is scheduled to begin during early 2008. Certain U.S. state statutes of limitations have been extended to facilitate the completion of the respective tax audits which are considered routine in nature; otherwise, the Company does not have any additional material taxing jurisdictions in which the statute of limitations has been extended beyond the applicable time frame allowed by law.

See Note 2 for further discussion of FIN No. 48.

NOTE 17--Retirement Benefit Plans

Defined Benefit Plans: The Company maintains various defined benefit pension plans that provide benefits based on years of service and average compensation during certain periods. The Company's policy is to make contributions to fund these plans within the range allowed by applicable regulations. Plan assets consist primarily of publicly traded stocks, investment contracts and government and corporate bonds.

In 2007, the Company announced that pension benefits for certain HBB employees in Canada will be frozen effective January 1, 2009. Pension benefits for certain NACoal employees, excluding certain project mining subsidiary employees, were frozen in 2004. In 1996, pension benefits were frozen for employees covered under NMHG's and HBB's U.S. plans, except for those NMHG employees participating in collective bargaining agreements. As a result, as of January 1, 2005, in the United States only certain NMHG employees covered under collective bargaining agreements will earn retirement benefits under defined benefit pension plans. Other employees of the Company, including employees whose pension benefits were frozen, will receive retirement benefits under defined contribution retirement plans.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The Company uses a September 30 measurement date for its defined benefit plans with the exception of its defined benefit plan for employees in The Netherlands. The Netherlands plan uses a December 31 measurement date. The assumptions used in accounting for the defined benefit plans were as follows for the years ended December 31:

	2007	2006	2005
United States Plans			
Weighted average discount rates	**6.25%**	5.90%	5.60%
Expected long-term rate of return on assets	**9.00%**	9.00%	9.00%
Non-U.S. Plans			
Weighted average discount rates	**5.25% - 5.90%**	4.00% - 5.25%	4.00% - 5.25%
Rate of increase in compensation levels	**3.00% - 4.00%**	3.00% - 4.00%	3.00% - 4.00%
Expected long-term rate of return on assets	**3.75% - 9.00%**	3.75% - 9.00%	4.00% - 9.00%

Set forth below is a detail of the net periodic pension (income) expense for the defined benefit plans for the years ended December 31:

	2007	2006	2005
United States Plans			
Service cost	**$ 0.4**	$ 0.3	$ 0.5
Interest cost	**8.1**	7.8	7.7
Expected return on plan assets	**(9.4)**	(8.5)	(7.8)
Amortization of prior service cost	**0.2**	0.2	0.2
Amortization of actuarial loss	**3.2**	4.0	3.0
Curtailment	**-**	-	0.3
Net periodic pension expense	**$ 2.5**	$ 3.8	$ 3.9
Non-U.S. Plans			
Service cost	**$ 3.2**	$ 3.1	$ 3.0
Interest cost	**7.6**	6.4	6.3
Expected return on plan assets	**(8.9)**	(7.1)	(6.8)
Employee contributions	**(1.0)**	(1.0)	(0.9)
Amortization of transition liability	**0.1**	0.1	0.1
Amortization of actuarial loss	**4.4**	4.2	3.7
Net periodic pension expense	**$ 5.4**	$ 5.7	$ 5.4

Set forth below is a detail of other changes in plan assets and benefit obligations recognized in other comprehensive income for the year ended December 31, 2007.

	2007
United States Plans	
Current year actuarial gain	**$ (4.0)**
Amortization of net actuarial loss	**(3.2)**
Amortization of prior service cost	**(0.2)**
Total recognized in other comprehensive income	**$ (7.4)**
Non-U.S. Plans	
Current year actuarial gain	**$ (3.8)**
Amortization of net actuarial loss	**(4.4)**
Amortization of transition liability	**(0.1)**
Curtailment effect	**(0.6)**
Total recognized in other comprehensive income	**$ (8.9)**

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The following table sets forth the changes in the benefit obligation and the plan assets during the year and reconciles the funded status of the defined benefit plans with the amounts recognized in the Consolidated Balance Sheets at December 31:

	2007		2006	
Change in benefit obligation	**U.S. Plans**	**Non-U.S. Plans**	U.S. Plans	Non-U.S. Plans
Projected benefit obligation at beginning of year	**$ 140.7**	**$ 145.2**	$ 142.7	$ 119.9
Service cost	**0.4**	**3.2**	0.3	3.1
Interest cost	**8.1**	**7.6**	7.8	6.4
Actuarial (gain) loss	**2.1**	**(2.7)**	(1.9)	3.8
Benefits paid	**(10.1)**	**(6.5)**	(8.8)	(4.1)
Employee contributions	**-**	**-**	-	(0.1)
Curtailments	**-**	**(0.5)**	-	-
Plan amendments	**-**	**-**	0.6	-
Foreign currency exchange rate changes	**-**	**4.7**	-	16.2
Projected benefit obligation at end of year	**$ 141.2**	**$ 151.0**	$ 140.7	$ 145.2
Accumulated benefit obligation at end of year	**$ 141.1**	**$ 147.9**	$ 140.6	$ 140.8
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 107.6**	**$ 106.3**	$ 100.4	$ 84.3
Actual return on plan assets	**15.5**	**9.9**	8.6	9.0
Employer contributions	**9.1**	**5.1**	7.4	4.5
Employee contributions	**-**	**1.0**	-	0.9
Benefits paid	**(10.1)**	**(6.5)**	(8.8)	(4.1)
Foreign currency exchange rate changes	**-**	**3.7**	-	11.7
Fair value of plan assets at end of year	**$ 122.1**	**$ 119.5**	$ 107.6	$ 106.3
Funded status at end of year	**$ (19.1)**	**$ (31.5)**	$ (33.1)	$ (38.9)
Net amount recognized				
Obligation in excess of plan assets	**$ (19.1)**	**$ (31.5)**	$ (33.1)	$ (38.9)
Contributions in fourth quarter	**0.5**	**1.1**	0.4	1.1
Net amount recognized	**$ (18.6)**	**$ (30.4)**	$ (32.7)	$ (37.8)
Amounts recognized in the balance sheets consist of:				
Noncurrent assets	**$ -**	**$ 1.5**	$ -	$ 0.9
Current liabilities	**(0.4)**	**-**	(0.4)	-
Noncurrent liabilities	**(18.2)**	**(31.9)**	(32.3)	(38.7)
	$ (18.6)	**$ (30.4)**	$ (32.7)	$ (37.8)
Components of accumulated other comprehensive income (loss) consist of:				
Net actuarial loss	**$ 37.6**	**$ 46.9**	$ 44.8	$ 54.2
Prior service (credit) cost	**0.6**	**(0.6)**	0.8	(0.6)
Transition liability	**-**	**1.2**	-	1.3
Deferred taxes	**(14.9)**	**(13.4)**	(17.6)	(16.6)
Change in statutory tax rate	**0.1**	**(1.1)**	-	-
Foreign currency translation adjustment	**-**	**(7.8)**	-	(6.9)
	$ 23.4	**$ 25.2**	$ 28.0	$ 31.4

The transition obligation, prior service cost and actuarial loss included in accumulated other comprehensive loss expected to be recognized in net periodic benefit cost in 2008 are $0.2 million ($0.1 million net of tax), $0.1 million ($0.1 million net of tax) and $5.9 million ($3.7 million net of tax), respectively.

The projected benefit obligation included in the table above represents the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

obligation also reflects the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases.

The Company expects to contribute $3.9 million and $5.0 million to its U.S. and non-U.S. pension plans, respectively, in 2008.

The Company maintains two supplemental defined benefit plans that pay monthly benefits to participants directly out of corporate funds. All other pension benefit payments are made from assets of the pension plans. Future pension benefit payments expected to be paid are:

	U.S. Plans	Non-U.S. Plans
2008	$ 10.5	$ 6.7
2009	10.2	7.0
2010	10.2	7.3
2011	10.5	7.5
2012	10.5	8.0
2013 - 2017	53.8	44.0
	$ 105.7	$ 80.5

The expected long-term rate of return on plan assets reflects management's expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. The Company has established the expected long-term rate of return assumption for plan assets by considering historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans. The historical rates of return for each of the asset classes used by the Company to determine its estimated rate of return assumption at its September 30 measurement date were based upon the rates of return earned by investments in the equivalent benchmark market indices for each of the asset classes over the time period from January 1, 1960 to September 30, 2007 and 2006. During periods of both significant market gains as well as depressed market returns, the Company has held to a consistent 9.00% expected rate of return assumption.

The U.S. plans maintain an investment policy that, among other things, establishes a portfolio asset allocation methodology with percentage allocation bands for individual asset classes. This investment policy states that the plans invest from 60% to 70% in equity securities and from 30% to 40% in fixed income securities. The investment policy further divides investments in equity securities among separate allocation bands for equities of U.S. companies and non-U.S. companies. The investment policy provides that investments are reallocated between asset classes as balances exceed or fall below the appropriate allocation bands.

The following is the actual allocation percentage and target allocation percentage for the U.S. pension plan assets at the measurement date:

	2007 Actual Allocation	2006 Actual Allocation	Target Allocation Range
U.S. equity securities	**50.0%**	51.5%	41.0% - 62.0%
Non-U.S. equity securities	**13.8%**	12.2%	10.0% - 16.0%
Fixed income securities	**33.6%**	34.9%	30.0% - 40.0%
Money market	**2.6%**	1.4%	0.0% - 10.0%

The following is the actual allocation percentage and target allocation percentage for the NMHG U.K. pension plan assets at the measurement date:

	2007 Actual Allocation	2006 Actual Allocation	Target Allocation Range
U.K. equity securities	**34.3%**	36.1%	33.5% - 36.5%
Non-U.K. equity securities	**35.3%**	35.9%	27.5% - 42.5%
Fixed income securities	**30.4%**	28.0%	25.5% - 34.5%

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

The following is the actual allocation percentage and target allocation percentage for the HBB Canadian pension plan assets at the measurement date:

	2007 Actual Allocation	2006 Actual Allocation	Target Allocation Range
Canadian equity securities	**36.5%**	31.5%	25.0% - 45.0%
Fixed income securities	**23.7%**	31.7%	20.0% - 40.0%
Non-Canadian equity securities	**30.1%**	28.9%	10.0% - 30.0%
Money market	**3.5%**	1.1%	0.0% - 20.0%
Hedge funds	**6.2%**	6.8%	0.0% - 10.0%

NMHG maintains a pension plan for certain employees in The Netherlands which maintains 100% of its assets in fixed income securities.

Allocation between equity and debt securities varies by plan in countries outside the United States, but all plans' assets are broadly diversified both domestically and internationally.

The defined benefit pension plans do not have any direct ownership of NACCO common stock.

Post-retirement Health Care and Life Insurance: The Company also maintains health care and life insurance plans which provide benefits to eligible retired employees. The plans have no assets. Under the Company's current policy, plan benefits are funded at the time they are due to participants.

The assumptions used in accounting for the post-retirement benefit plans are set forth below for the year ended December 31:

	2007	2006	2005
Weighted average discount rates	**6.03%**	5.66%	5.36%
Health care cost trend rate assumed for next year	**8.0%**	8.0%	9.0%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	**5.0%**	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	**2012**	2011	2011

Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects at December 31, 2007:

	1-Percentage-Point Increase		1-Percentage-Point Decrease	
Effect on total of service and interest cost	$	-	$	-
Effect on postretirement benefit obligation	$	0.1	$	(0.1)

Set forth below is a detail of the net periodic benefit cost and the assumptions used in accounting for the post-retirement health care and life insurance plans for the years ended December 31:

	2007		2006		2005	
Service cost	**$**	**0.2**	$	0.2	$	0.3
Interest cost		**0.8**		0.8		1.0
Amortization of prior service cost		**(0.2)**		(0.2)		(0.1)
Amortization of actuarial (gain) loss		**(0.8)**		0.1		2.9
Net periodic benefit cost	**$**	**-**	$	0.9	$	4.1

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Set forth below is a detail of other changes in plan assets and benefit obligations recognized in other comprehensive income for the year ended December 31, 2007.

	2007
Current year actuarial gain	$ (1.5)
Amortization of net actuarial gain	0.8
Amortization of prior service credit	0.2
Total recognized in other comprehensive income	$ (0.5)

The following sets forth the changes in benefit obligations during the year and reconciles the funded status of the post-retirement health care and life insurance plans with the amounts recognized in the Consolidated Balance Sheets at December 31:

	2007	2006
Change in benefit obligation		
Benefit obligation at beginning of year	$ 13.8	$ 15.4
Service cost	0.2	0.2
Interest cost	0.8	0.8
Actuarial gain	(1.5)	(0.6)
Plan amendments	-	-
Benefits paid	(1.1)	(2.0)
Benefit obligation at end of year	$ 12.2	$ 13.8
Funded status at end of year	$ (12.2)	$ (13.8)
Net amount recognized		
Obligation in excess of plan assets	$ (12.2)	$ (13.8)
Contributions in the fourth quarter	0.1	0.1
Net amount recognized	$ (12.1)	$ (13.7)
Amounts recognized in the balance sheets consist of:		
Current liabilities	$ (1.2)	$ (1.4)
Noncurrent liabilities	(10.9)	(12.3)
	$ (12.1)	$ (13.7)
Components of accumulated other comprehensive income (loss) consist of:		
Net actuarial (gain) loss	$ (0.5)	$ 0.2
Prior service credit	(1.9)	(2.0)
Deferred taxes	0.8	0.6
	$ (1.6)	$ (1.2)

The prior service credit included in accumulated other comprehensive income expected to be recognized in net periodic benefit cost in 2008 is $0.2 million ($0.1 million net of tax). No transition obligation or actuarial loss are expected to be recognized in net periodic benefit cost in 2008.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Future post-retirement benefit payments expected to be paid are:

2008	$	1.2
2009		1.2
2010		1.2
2011		1.1
2012		1.1
2013 - 2017		5.1
	$	10.9

Defined Contribution Plans: NACCO and its subsidiaries have defined contribution (401(k)) plans for substantially all U.S. employees and similar plans for employees outside of the United States. For NACCO and those subsidiaries, other than HBB, the applicable company matches employee contributions based on plan provisions. In addition, NACCO and certain other subsidiaries have defined contribution retirement plans which provide a stated minimum employer contribution. These plans also permit additional contributions whereby the applicable company's contribution to participants is determined annually based on a formula which includes the effect of actual compared with targeted operating results and the age and compensation of the participants. Total costs, including Company contributions, for these plans were $22.6 million, $17.9 million and $18.5 million in 2007, 2006 and 2005, respectively.

NOTE 18--Business Segments

Financial information for each of NACCO's reportable segments, as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is presented in the following table. See Note 1 for a discussion of the Company's operating segments and product lines. NACCO's non-operating segment, NACCO and Other, includes the accounts of the parent company and Bellaire.

The accounting policies of the segments are the same as those described in Note 2. NMHG Wholesale derives a portion of its revenues from transactions with NMHG Retail. The amount of these revenues, which are based on current market prices on similar third-party transactions, are indicated in the following table on the line "NMHG Eliminations" in the revenues section. HBB derives a portion of its revenues from transactions with KC. The amount of these revenues, which are based on current market prices on similar third-party transactions, are indicated in the following table on the line "Housewares Eliminations" in the revenues section. No other intersegment sales transactions occur. Other intersegment transactions are recognized based on similar third-party transactions; that is, at current market prices.

The parent company charges management fees to its operating subsidiaries for services provided by the corporate headquarters. The management fees are based upon estimated parent company resources devoted to providing centralized services and stewardship activities and are allocated among all subsidiaries based upon the relative size and complexity of each subsidiary. In order to determine the allocation of management fees among the subsidiaries each year, the parent company reviews the time its employees devoted to each operating subsidiary during the prior year and the estimated costs for providing centralized services and stewardship activities in the next year to determine the amount of management fees to allocate to each operating subsidiary for that year. In addition, the parent company reviews the amount of management fees allocated to its operating subsidiaries each quarter to ensure the amount continues to be reasonable based on the actual costs incurred to date. The Company believes the allocation method is consistently applied and reasonable. Total 2007, 2006 and 2005 fees were $16.1 million, $15.4 million and $14.3 million, respectively.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	2007	2006	2005
Revenues from external customers			
NMHG			
NMHG Wholesale	**$ 2,581.9**	$ 2,317.9	$ 2,214.1
NMHG Retail	**228.8**	250.8	269.0
NMHG Eliminations	**(91.0)**	(80.2)	(83.2)
	2,719.7	2,488.5	2,399.9
Housewares			
HBB	**540.7**	546.7	527.7
KC	**210.0**	170.7	116.9
Housewares Eliminations	**(4.8)**	(5.9)	(5.5)
	745.9	711.5	639.1
NACoal	**137.1**	149.0	118.4
NACCO and Other	**-**	-	-
Total	**$ 3,602.7**	$ 3,349.0	$ 3,157.4
Gross profit			
NMHG			
NMHG Wholesale	**$ 339.6**	$ 310.4	$ 301.1
NMHG Retail	**34.0**	36.3	43.9
NMHG Eliminations	**1.1**	0.7	(0.2)
	374.7	347.4	344.8
Housewares			
HBB	**110.5**	113.9	106.9
KC	**91.6**	74.1	49.2
Housewares Eliminations	**(0.1)**	-	-
	202.0	188.0	156.1
NACoal	**23.2**	27.0	12.4
NACCO and Other	**(0.6)**	(0.2)	(0.1)
Total	**$ 599.3**	$ 562.2	$ 513.2
Selling, general and administrative expenses			
NMHG			
NMHG Wholesale	**$ 264.5**	$ 234.5	$ 248.0
NMHG Retail	**45.4**	50.3	51.6
	309.9	284.8	299.6
Housewares			
HBB	**69.6**	69.6	65.4
KC	**91.1**	67.2	46.9
	160.7	136.8	112.3
NACoal	**18.5**	23.3	22.5
NACCO and Other	**3.2**	5.5	2.5
Total	**$ 492.3**	$ 450.4	$ 436.9

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	2007	2006	2005
Operating profit (loss)			
NMHG			
NMHG Wholesale	$ 66.3	$ 76.5	$ 54.1
NMHG Retail	(10.1)	(9.7)	(6.4)
NMHG Eliminations	1.1	0.7	(0.2)
	57.3	67.5	47.5
Housewares			
HBB	40.3	42.5	37.0
KC	0.5	6.8	2.3
Housewares Eliminations	(0.1)	-	-
	40.7	49.3	39.3
NACoal	43.2	61.5	23.8
NACCO and Other	(3.8)	(5.7)	(2.6)
Total	$ 137.4	$ 172.6	$ 108.0
Interest expense			
NMHG			
NMHG Wholesale	$ (21.7)	$ (27.9)	$ (31.6)
NMHG Retail	(2.8)	(3.0)	(2.4)
NMHG Eliminations	(0.9)	(0.9)	(0.9)
	(25.4)	(31.8)	(34.9)
Housewares			
HBB	(10.1)	(4.8)	(5.3)
KC	(1.8)	(0.7)	(0.6)
	(11.9)	(5.5)	(5.9)
NACoal	(7.0)	(7.4)	(8.5)
NACCO and Other	-	(0.1)	-
Eliminations	3.6	3.0	1.8
Total	$ (40.7)	$ (41.8)	$ (47.5)
Interest income			
NMHG			
NMHG Wholesale	$ 5.2	$ 6.2	$ 3.5
NMHG Retail	-	-	0.1
	5.2	6.2	3.6
Housewares			
HBB	-	-	-
KC	-	-	-
	-	-	-
NACoal	0.8	0.1	0.1
NACCO and Other	9.6	4.2	2.3
Eliminations	(3.6)	(3.0)	(1.8)
Total	$ 12.0	$ 7.5	$ 4.2

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	2007	2006	2005
Other income (expense) (excluding interest income)			
NMHG			
NMHG Wholesale	**$ 7.3**	$ (10.0)	$ 7.2
NMHG Retail	**(0.2)**	(0.1)	(0.7)
NMHG Eliminations	**-**	(0.1)	(0.2)
	7.1	(10.2)	6.3
Housewares			
HBB	**(0.4)**	(2.4)	0.5
KC	**(0.1)**	(0.1)	-
	(0.5)	(2.5)	0.5
NACoal	**(0.1)**	0.1	-
NACCO and Other	**(2.9)**	(5.2)	(0.7)
Total	**$ 3.6**	$ (17.8)	$ 6.1
Income tax provision (benefit)			
NMHG			
NMHG Wholesale	**$ 9.0**	$ 1.8	$ 7.3
NMHG Retail	**(3.6)**	(3.9)	(2.5)
NMHG Eliminations	**(0.4)**	(0.1)	(0.3)
	5.0	(2.2)	4.5
Housewares			
HBB	**11.4**	13.1	11.9
KC	**(0.5)**	2.3	0.7
	10.9	15.4	12.6
NACoal	**5.9**	14.6	(0.8)
NACCO and Other	**1.3**	-	(3.2)
Total	**$ 23.1**	$ 27.8	$ 13.1
Net income (loss)			
NMHG			
NMHG Wholesale	**$ 48.2**	$ 43.7	$ 26.0
NMHG Retail	**(9.5)**	(8.9)	(6.9)
NMHG Eliminations	**0.6**	(0.2)	(1.0)
	39.3	34.6	18.1
Housewares			
HBB	**18.4**	22.2	20.3
KC	**(0.9)**	3.7	1.0
Housewares Eliminations	**(0.1)**	-	-
	17.4	25.9	21.3
NACoal	**31.0**	39.7	16.2
NACCO and Other	**1.6**	6.0	6.9
Total	**$ 89.3**	$ 106.2	$ 62.5

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	2007	2006	2005
Total assets			
NMHG			
NMHG Wholesale	**$ 1,647.5**	$ 1,519.3	$ 1,481.3
NMHG Retail	**93.5**	135.5	140.6
NMHG Eliminations	**(137.4)**	(161.8)	(166.2)
	1,603.6	1,493.0	1,455.7
Housewares			
HBB	**308.2**	299.3	300.9
KC	**70.7**	60.5	34.1
Housewares Eliminations	**(0.6)**	(0.9)	(0.8)
	378.3	358.9	334.2
NACoal	**268.9**	262.4	294.3
NACCO and Other	**308.0**	213.7	139.8
Eliminations	**(130.6)**	(171.7)	(130.0)
Total	**$ 2,428.2**	$ 2,156.3	$ 2,094.0
Depreciation, depletion and amortization			
NMHG			
NMHG Wholesale	**$ 33.9**	$ 30.9	$ 28.3
NMHG Retail	**7.8**	10.8	12.8
	41.7	41.7	41.1
Housewares			
HBB	**4.3**	5.5	6.1
KC	**2.3**	1.8	1.7
	6.6	7.3	7.8
NACoal	**12.4**	13.6	14.5
NACCO and Other	**0.1**	0.1	0.2
Total	**$ 60.8**	$ 62.7	$ 63.6
Capital Expenditures			
NMHG			
NMHG Wholesale	**$ 35.9**	$ 32.3	$ 36.5
NMHG Retail	**5.3**	9.8	7.1
	41.2	42.1	43.6
Housewares			
HBB	**3.9**	4.2	4.4
KC	**3.9**	1.9	1.0
	7.8	6.1	5.4
NACoal	**19.5**	26.3	21.6
NACCO and Other	**0.3**	0.1	0.1
Total	**$ 68.8**	$ 74.6	$ 70.7

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Data By Geographic Region

No single country outside of the United States comprised 10% or more of the Company's revenues from unaffiliated customers. The "Other" category below includes Canada, Mexico, South America and Asia-Pacific. In addition, no single customer comprised 10% or more of the Company's revenues from unaffiliated customers. However, HBB and NACoal each derive sales from a single customer which exceeds 10% of the respective segment's revenues. The loss of that operating segment's customer would be material to that operating segment.

	United States	Europe, Africa and Middle East	Other	Consolidated
2007				
Revenues from unaffiliated customers, based on the customers' location	**$ 1,983.9**	**$ 896.3**	**$ 722.5**	**$ 3,602.7**
Long-lived assets	**$ 286.4**	**$ 67.6**	**$ 74.6**	**$ 428.6**
2006				
Revenues from unaffiliated customers, based on the customers' location	$ 2,051.5	$ 691.8	$ 605.7	$ 3,349.0
Long-lived assets	$ 280.1	$ 69.0	$ 71.0	$ 420.1
2005				
Revenues from unaffiliated customers, based on the customers' location	$ 1,889.8	$ 664.0	$ 603.6	$ 3,157.4
Long-lived assets	$ 307.9	$ 67.6	$ 63.5	$ 439.0

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NOTE 19--Quarterly Results of Operations (Unaudited)

A summary of the unaudited quarterly results of operations for the year ended December 31 is as follows:

	2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues				
NMHG Wholesale	$ 590.7	$ 608.8	$ 622.9	$ 759.5
NMHG Retail (including eliminations)	42.5	45.8	33.0	16.5
Housewares	136.1	141.4	184.9	283.5
NACoal	34.6	34.9	34.4	33.2
	$ 803.9	$ 830.9	$ 875.2	$ 1,092.7
Gross profit	$ 131.0	$ 129.4	$ 150.6	$ 188.3
Earnings of unconsolidated project mining subsidiaries	$ 9.3	$ 8.6	$ 9.8	$ 10.0
Operating profit (loss)				
NMHG Wholesale	$ 14.0	$ 14.9	$ 8.2	$ 29.2
NMHG Retail (including eliminations)	(3.8)	(6.7)	2.7	(1.2)
Housewares	(4.2)	(2.3)	13.3	33.9
NACoal	9.5	13.0	10.6	10.1
NACCO and Other	(0.5)	(1.7)	(0.8)	(0.8)
	$ 15.0	$ 17.2	$ 34.0	$ 71.2
Net income (loss)				
NMHG Wholesale	$ 9.0	$ 10.4	$ 5.0	$ 23.8
NMHG Retail (including eliminations)	(3.7)	(5.9)	1.8	(1.1)
Housewares	(3.3)	(3.1)	5.6	18.2
NACoal	6.8	9.8	7.8	6.6
NACCO and Other	(2.2)	(1.3)	0.9	4.2
	$ 6.6	$ 9.9	$ 21.1	$ 51.7
Basic earnings per share				
Net income per basic share	$ 0.80	$ 1.20	$ 2.55	$ 6.25
Diluted earnings per share				
Net income per diluted share	$ 0.80	$ 1.20	$ 2.55	$ 6.24

The significant increase in operating results in the fourth quarter of 2007 compared with the prior quarters of 2007 is primarily due to the seasonal nature of the Housewares business.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

	2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues				
NMHG Wholesale	$ 572.8	$ 581.4	$ 550.5	$ 613.2
NMHG Retail (including eliminations)	46.0	40.6	44.9	39.1
Housewares	117.9	135.7	169.6	288.3
NACoal	33.7	39.2	38.1	38.0
	$ 770.4	$ 796.9	$ 803.1	$ 978.6
Gross profit	$ 121.4	$ 130.1	$ 133.9	$ 176.8
Earnings of unconsolidated project mining subsidiaries	$ 8.9	$ 9.1	$ 9.4	$ 8.6
Operating profit (loss)				
NMHG Wholesale	$ 18.7	$ 19.6	$ 17.4	$ 20.8
NMHG Retail (including eliminations)	1.8	(4.1)	(2.6)	(4.1)
Housewares	(0.3)	4.9	8.5	36.2
NACoal	6.3	13.9	10.9	30.4
NACCO and Other	(1.4)	(0.5)	(2.6)	(1.2)
	$ 25.1	$ 33.8	$ 31.6	$ 82.1
Income (loss) before extraordinary gain				
NMHG Wholesale	$ 10.0	$ (2.0)	$ 13.3	$ 22.4
NMHG Retail (including eliminations)	1.4	(3.4)	(2.8)	(4.3)
Housewares	(1.2)	1.6	4.3	21.2
NACoal	3.7	9.9	5.9	20.2
NACCO and Other	(1.2)	(1.4)	(1.9)	(2.3)
	12.7	4.7	18.8	57.2
Extraordinary gain	-	-	-	12.8
Net income	$ 12.7	$ 4.7	$ 18.8	$ 70.0
Basic earnings per share				
Income before extraordinary gain	$ 1.54	$ 0.57	$ 2.28	$ 6.94
Extraordinary gain	-	-	-	1.56
Net income per basic share	$ 1.54	$ 0.57	$ 2.28	$ 8.50
Diluted earnings per share				
Income before extraordinary gain	$ 1.54	$ 0.57	$ 2.28	$ 6.93
Extraordinary gain	-	-	-	1.55
Net income per diluted share	$ 1.54	$ 0.57	$ 2.28	$ 8.48

The significant increase in operating results in the fourth quarter of 2006 compared with the prior quarters of 2006 is primarily due to the seasonal nature of the Housewares business and the gain on the sale of assets recorded by NACoal in the fourth quarter of 2006.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

NOTE 20--Parent Company Condensed Balance Sheets

The condensed balance sheets of NACCO, the parent company, at December 31 are as follows:

	2007	2006
ASSETS		
Cash and cash equivalents	**$ 209.0**	$ 85.1
Other current assets	**0.3**	3.7
Current intercompany accounts receivable, net	**0.6**	11.9
Notes receivable from subsidiaries	**72.5**	42.3
Investment in subsidiaries		
NMHG	**524.3**	476.7
HBB	**18.3**	130.2
KC	**22.2**	17.2
NACoal	**76.0**	60.0
Other	**62.3**	26.0
	703.1	710.1
Property, plant and equipment, net	**0.4**	0.3
Other non-current assets	**2.4**	11.2
Total Assets	**$ 988.3**	$ 864.6
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities	**$ 13.5**	$ 22.6
Note payable to Bellaire	**74.3**	35.2
Other non-current liabilities	**8.4**	13.7
Stockholders' equity	**892.1**	793.1
Total Liabilities and Stockholders' Equity	**$ 988.3**	$ 864.6

The credit agreements at NMHG, HBB, KC and NACoal allow the transfer of assets to NACCO under certain circumstances. The amount of NACCO's investment in NMHG, HBB, KC and NACoal and NACCO and Other that was restricted at December 31, 2007 totaled approximately $605.1 million. The amount of unrestricted cash available to NACCO included in "Investment in subsidiaries" was $20.9 million at December 31, 2007. Dividends, advances and management fees from its subsidiaries are the primary sources of cash for NACCO.

NOTE 21--Related Party Transactions

Three of NACoal's wholly owned subsidiaries, the project mining subsidiaries, meet the definition of a variable interest entity pursuant to FIN No. 46. The project mining subsidiaries were developed between 1974 and 1981 and operate lignite coal mines under long-term contracts with various utility customers. The contracts with the project mining subsidiaries' utility customers allow each mine to sell lignite coal at a price based on actual cost plus an agreed pre-tax profit per ton. The taxes resulting from earnings of the project mining subsidiaries are solely the responsibility of the Company. These entities are capitalized primarily with debt financing, which the utility customers have arranged and guaranteed. The obligations of the project mining subsidiaries are without recourse to NACCO and NACoal. Although NACoal owns 100% of the stock and manages the daily operations of these entities, the Company has determined that the equity capital provided by NACoal is not sufficient to adequately finance the ongoing activities of the project mining subsidiaries or absorb any expected losses without additional support from the utility customers. As a result, NACoal is not the primary beneficiary and therefore does not consolidate these entities' financial position or results of operations. The pre-tax income from the project mining subsidiaries is reported on the line "Earnings of unconsolidated project mining subsidiaries" in the Consolidated Statements of Operations with related taxes included in the provision for income taxes. The Company has included the pre-tax earnings of the project mining subsidiaries above operating profit as they are an integral component of the Company's business and operating results. The Company's risk of loss relating to these entities is limited to its invested capital, which was $5.1 million, $5.1 million and $5.0 million at December 31, 2007, 2006 and 2005, respectively.

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

Summarized financial information for the project mining subsidiaries is as follows:

	2007	2006	2005
Statement of Operations			
Revenues	**$ 347.1**	$ 324.0	$ 308.9
Gross profit	**$ 52.9**	$ 50.4	$ 47.7
Income before income taxes	**$ 37.7**	$ 36.0	$ 33.8
Income from continuing operations	**$ 29.7**	$ 26.3	$ 28.4
Net income	**$ 29.7**	$ 26.3	$ 28.4
Balance Sheet			
Current assets	**$ 74.8**	$ 64.1	
Non-current assets	**$ 450.0**	$ 426.7	
Current liabilities	**$ 77.0**	$ 85.6	
Non-current liabilities	**$ 442.7**	$ 400.1	

NACoal received dividends of $29.8 million and $26.6 million from the unconsolidated project mining subsidiaries in 2007 and 2006, respectively.

In addition, NMHG maintains an interest in one variable interest entity, NFS. The Company, however, has concluded that NMHG is not the primary beneficiary and will, therefore, continue to use the equity method to account for its 20% interest in NFS. NMHG does not consider its variable interest in NFS to be significant.

NMHG has a 20% ownership interest in NFS, a joint venture with GECC formed primarily for the purpose of providing financial services to independent Hyster® and Yale® lift truck dealers and National Account customers in the United States. NMHG's ownership in NFS is accounted for using the equity method of accounting.

Generally, NMHG sells lift trucks through its independent dealer network or directly to customers. These dealers and customers may enter into a financing transaction with NFS or other unrelated third-parties. NFS provides debt financing to dealers and lease financing to both dealers and customers. NFS' total purchases of Hyster® and Yale® lift trucks from dealers, customers and directly from NMHG, such that NFS could provide lease financing to dealers and customers, for the years ended December 31, 2007, 2006 and 2005 were $375.2 million, $388.3 million and $291.3 million, respectively. Of these amounts, $51.8 million, $66.1 million and $48.9 million for the years ended December 31, 2007, 2006 and 2005, respectively, were invoiced directly from NMHG to NFS so that the dealer or customer could obtain operating lease financing from NFS. Amounts receivable from NFS were $6.7 million and $6.3 million at December 31, 2007 and 2006, respectively.

Under the terms of the joint venture agreement with GECC, NMHG provides recourse for financing provided by NFS to NMHG dealers. Additionally, the credit quality of a customer or concentration issues within GECC may necessitate providing standby recourse or repurchase obligations or a guarantee of the residual value of the lift trucks purchased by customers and financed through NFS. At December 31, 2007, approximately $179.1 million of the Company's total guarantees, standby recourse or repurchase obligations related to transactions with NFS. NMHG has reserved for losses under the terms of the guarantees or standby recourse or repurchase obligations in its consolidated financial statements. Historically, NMHG has not had significant losses with respect to these obligations. In 2005, three customers for which NMHG provided a guarantee or had standby recourse or repurchase obligations defaulted under its obligation to NFS. NMHG exercised its rights under the terms of the guarantee and obtained possession of the lift trucks from these customers in default. There were no such defaults by customers in 2007 or 2006. During 2007, 2006 and 2005, the net losses resulting from customer defaults did not have a material impact on NMHG's results of operations or financial position.

In connection with the joint venture agreement, NMHG also provides a guarantee to GECC for 20% of NFS' debt with GECC, such that NMHG would become liable under the terms of NFS' debt agreements with GECC in the case of default by NFS. At December 31, 2007, loans from GECC to NFS totaled $896.0 million. Although NMHG's contractual guarantee was $179.2 million, the loans by GECC to NFS are secured by NFS' customer receivables, of which NMHG guarantees $179.1 million. Excluding the $179.1 million of NFS receivables guaranteed by NMHG from NFS' loans to GECC, NMHG's incremental obligation as a result of this guarantee to GECC is $143.4 million. NFS has not defaulted under the terms of this debt financing in the past and although there can be no assurances, NMHG is not aware of any circumstances that would cause NFS to default in future periods.

In addition to providing financing to NMHG's dealers, NFS provides operating lease financing to NMHG. Operating lease obligations primarily relate to specific sale-leaseback-sublease transactions for certain NMHG customers whereby NMHG sells lift trucks to NFS, NMHG leases these lift trucks back under an operating lease agreement and NMHG subleases those

(Tabular Amounts in Millions, Except Per Share and Percentage Data)

lift trucks to customers under an operating lease agreement. Total obligations to NFS under the operating lease agreements were $9.6 million and $10.6 million at December 31, 2007 and 2006, respectively.

NMHG provides certain services to NFS for which it receives compensation under the terms of the joint venture agreement. These services consist primarily of administrative functions and remarketing services. Total income recorded by NMHG related to these services was $9.0 million in 2007, $8.0 million in 2006 and $5.1 million in 2005.

NMHG has a 50% ownership interest in SN, a limited liability company which was formed primarily to manufacture and distribute Sumitomo-Yale and Shinko-branded lift trucks in Japan and export Hyster® and Yale®-branded lift trucks and related components and service parts outside of Japan. NMHG purchases products from SN under normal trade terms based on current market prices. In 2007, 2006 and 2005, purchases from SN were $116.9 million, $95.6 million and $72.8 million, respectively. Amounts payable to SN at December 31, 2007 and 2006 were $36.0 million and $25.2 million, respectively.

During 2007, 2006 and 2005, NMHG recognized $2.0 million, $2.1 million and $3.6 million, respectively, in expenses related to payments to SN for engineering design services. These expenses were included in "Selling, general and administrative expenses" in the Consolidated Statement of Operations. Additionally, NMHG recognized income of $1.6 million, $1.4 million and $0.3 million for payments from SN for use of technology developed by NMHG which are included in "Revenues" in the Consolidated Statement of Operations for the year ended December 31, 2007, 2006 and 2005, respectively.

Summarized financial information for both equity investments is as follows:

	2007	2006	2005
Statement of Operations			
Revenues	**$ 408.7**	$ 341.4	$ 329.0
Gross profit	**$ 120.2**	$ 103.6	$ 108.2
Income from continuing operations	**$ 27.6**	$ 23.5	$ 22.9
Net income	**$ 27.6**	$ 23.5	$ 22.9
Balance Sheet			
Current assets	**$ 125.7**	$ 108.8	
Non-current assets	**$ 1,137.2**	$ 1,081.3	
Current liabilities	**$ 121.3**	$ 103.9	
Non-current liabilities	**$ 1,025.8**	$ 987.0	

At December 31, 2007 and 2006, NMHG's investment in NFS was $15.0 million and $13.4 million, respectively, and NMHG's investment in SN was $22.7 million and $17.2 million, respectively. NMHG received dividends of $2.1 million and $0.7 million from NFS and $0.1 million and $0.2 million from SN in 2007 and 2006, respectively.

Legal services rendered by Jones Day approximated $3.2 million, $6.6 million and $2.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. The increase in 2006 related to the services provided in relation to the Applica transaction. See Note 6 for a further discussion of the Applica transaction. A director of the Company is also a partner of this firm.

SCHEDULE I–CONDENSED FINANCIAL INFORMATION OF THE PARENT
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
PARENT COMPANY CONDENSED BALANCE SHEETS

	December 31	
	2007	2006
	(In millions)	
Cash and cash equivalents	$ **209.0**	$ 85.1
Other current assets	**0.3**	3.7
Current intercompany accounts receivable, net	**0.6**	11.9
Notes receivable from subsidiaries	**72.5**	42.3
Investment in subsidiaries		
NMHG	**524.3**	476.7
HBB	**18.3**	130.2
KC	**22.2**	17.2
NACoal	**76.0**	60.0
Other	**62.3**	26.0
	703.1	710.1
Property, plant and equipment, net	**0.4**	0.3
Other non-current assets	**2.4**	11.2
Total Assets	$ **988.3**	$ 864.6
Current liabilities	$ **13.5**	$ 22.6
Note payable to Bellaire	**74.3**	35.2
Other non-current liabilities	**8.4**	13.7
Stockholders' equity	**892.1**	793.1
Total Liabilities and Stockholders' Equity	$ **988.3**	$ 864.6

See Notes to Parent Company Condensed Financial Statements.

SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF THE PARENT
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
PARENT COMPANY CONDENSED STATEMENTS OF OPERATIONS

	Year ended December 31		
	2007	2006	2005
		(In millions)	
Income (expense):			
Intercompany interest income (expense)	**$ (0.4)**	$ 0.5	$ (0.8)
Other, net	**4.1**	(3.4)	0.5
	3.7	(2.9)	(0.3)
Administrative and general expenses	**3.3**	5.4	2.5
Income (loss) before income taxes	**0.4**	(8.3)	(2.8)
Income tax provision (benefit)	**0.4**	(0.6)	(3.6)
Net income (loss) before equity in earnings of subsidiaries	**-**	(7.7)	0.8
Equity in earnings of subsidiaries	**89.3**	113.9	61.7
Net income	**$ 89.3**	$ 106.2	$ 62.5

See Notes to Parent Company Condensed Financial Statements.

SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF THE PARENT
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2007	2006	2005
		(In millions)	
Operating Activities			
Net income	**$ 89.3**	$ 106.2	$ 62.5
Equity in earnings of subsidiaries	**(89.3)**	(113.9)	(61.7)
Parent company only net income (loss)	**-**	(7.7)	0.8
Net changes related to operating activities	**(11.2)**	12.8	5.0
Net cash provided by (used for) operating activities	**(11.2)**	5.1	5.8
Investing Activities			
Expenditures for property, plant and equipment	**(0.2)**	(0.1)	(0.1)
Net cash used for investing activities	**(0.2)**	(0.1)	(0.1)
Financing Activities			
Dividends received from subsidiaries	**148.8**	51.0	38.9
Intercompany notes	**48.0**	3.2	(37.2)
Notes payable to Bellaire	**(39.1)**	(0.9)	(0.8)
Capital contribution to KC	**(6.0)**	-	-
Cash dividends paid	**(16.4)**	(15.7)	(15.2)
Net cash provided by (used for) financing activities	**135.3**	37.6	(14.3)
Cash and cash equivalents			
Increase (decrease) for the period	**123.9**	42.6	(8.6)
Balance at the beginning of the period	**85.1**	42.5	51.1
Balance at the end of the period	**$ 209.0**	$ 85.1	$ 42.5

See Notes to Parent Company Condensed Financial Statements.

SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF THE PARENT
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO PARENT COMPANY CONDENSED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007, 2006 AND 2005

The notes to Consolidated Financial Statements, incorporated in Item 15 of this Form 10-K, are hereby incorporated by reference into these Notes to Parent Company Condensed Financial Statements.

NOTE A - LONG-TERM OBLIGATIONS AND GUARANTEES

NACCO Industries, Inc. (the parent company or "NACCO") is a holding company which owns five operating segments. It is NACCO's policy not to guarantee the debt of its subsidiaries, which make up these segments.

NOTE B - UNRESTRICTED CASH

The amount of unrestricted cash available to NACCO, included in "Investment in subsidiaries" was $20.9 million at December 31, 2007 and was in addition to the $209.0 million of cash included in the Parent Company Condensed Balance Sheets at December 31, 2007.

NOTE C - RECLASSIFICATION

Certain reclassifications have been made to the parent company's prior years' financial statements to conform to the current year's presentation.

SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
NACCO INDUSTRIES, INC. AND SUBSIDIARIES
YEAR ENDED DECEMBER 31, 2007, 2006 AND 2005

COL A.	COL B.	COL C.		COL D.	COL E.
		Additions			(E)
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts --Describe (C)	Deductions --Describe	Balance at End of Period
	(In millions)				
2007					
Reserves deducted from asset accounts:					
Allowance for doubtful accounts [D]	**$ 9.1**	**$ 2.4**	**$ 0.1**	**$ 1.9** [A]	**$ 9.7**
Allowance for discounts, adjustments and returns	**7.1**	**18.4**	**-**	**13.1** [B]	**12.4**
2006					
Reserves deducted from asset accounts:					
Allowance for doubtful accounts [D]	$ 10.0	$ 2.7	$ 0.3	$ 3.9 [A]	$ 9.1
Allowance for discounts, adjustments and returns	9.0	11.0	-	12.9 [B]	7.1
2005					
Reserves deducted from asset accounts:					
Allowance for doubtful accounts	$ 7.1	$ 7.0	$ (0.2)	$ 3.9 [A]	$ 10.0
Allowance for discounts, adjustments and returns	6.2	17.3	-	14.5 [B]	9.0

(A) Write-offs, net of recoveries.
(B) Payments and customer deductions for product returns, discounts and allowances.
(C) Subsidiary's foreign currency translation adjustments and other.
(D) Includes allowance of receivables classified as long-term of $4.6 million.
(E) Balances which are not required to be presented and those which are immaterial have been omitted.

EXHIBIT INDEX

(2) Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession.

2.1(i) Amended and Restated Spin-Off Agreement, dated as of April 25, 2007, among NACCO Industries, Inc., Housewares Holding Company, Hamilton Beach, Inc. and Hamilton Beach/Proctor-Silex, Inc., is incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed by the Company on May 1, 2007, Commission File Number 1-9172.

(3) Articles of Incorporation and By-laws.

3.1(i) Restated Certificate of Incorporation of the Company is incorporated herein by reference to Exhibit 3(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Commission File Number 1-9172.

3.1(ii) Amended and Restated By-laws of the Company are incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed by the Company on May 15, 2006, Commission File Number 1-9172.

(4) Instruments defining the rights of security holders, including indentures.

4.1 The Company by this filing agrees, upon request, to file with the Securities and Exchange Commission the instruments defining the rights of holders of Long-Term debt of the Company and its subsidiaries where the total amount of securities authorized thereunder does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis.

4.2 The Mortgage and Security Agreement, dated April 8, 1976, between The Falkirk Mining Company (as Mortgagor) and Cooperative Power Association and United Power Association (collectively as Mortgagee) is incorporated herein by reference to Exhibit 4(ii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Commission File Number 1-9172.

4.3 Amendment No. 1 to the Mortgage and Security Agreement, dated as of December 15, 1993, between Falkirk Mining Company (as Mortgagor) and Cooperative Power Association and United Power Association (collectively as Mortgagee) is incorporated herein by reference to Exhibit 4(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, Commission File Number 1-9172.

4.4 Stockholders' Agreement, dated as of March 15, 1990, among the signatories thereto, the Company and Ameritrust Company National Association, as depository, is incorporated herein by reference to Exhibit 2 to the Schedule 13D filed on March 29, 1990 with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.5 Amendment to Stockholders' Agreement, dated as of April 6, 1990, among the signatories thereto, the Company and Ameritrust Company National Association, as depository, is incorporated herein by reference to Exhibit 4 to Amendment No. 1 to the Schedule 13D filed on April 11, 1990 with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.6 Amendment to Stockholders' Agreement, dated as of April 6, 1990, among the signatories thereto, the Company and Ameritrust Company National Association, as depository, is incorporated herein by reference to Exhibit 5 to Amendment No. 1 to the Schedule 13D filed on April 11, 1990 with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.7 Amendment to Stockholders' Agreement, dated as of November 17, 1990, among the signatories thereto, the Company, and Ameritrust Company National Association, as depository, is incorporated herein by reference to Amendment No. 2 to the Schedule 13D filed on March 18, 1991 with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.8 Amendment to Stockholders' Agreement, dated as of November 14, 1996, among the signatories thereto, the Company, the New Participating Stockholders (as defined therein) and Key Bank, N.A. (successor to Ameritrust Company National Association), as depository, is incorporated herein by reference to Amendment No. 3 to the Schedule 13D filed on November 26, 1996, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.9 Amendment to Stockholders' Agreement, dated as of November 14, 1996, among the signatories thereto, the Company, the New Participating Stockholders (as defined therein) and Key Bank, N.A. (successor to Ameritrust Company National Association), as depository, is incorporated herein by reference to Amendment No. 3 to the Schedule 13D filed on November 26, 1996, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.10 Amendment to Stockholders' Agreement, dated as of April 9, 1998, by and among KeyCorp Shareholder Services, Inc., the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholders (as defined therein) is incorporated herein by reference to Amendment No. 6 to the Schedule 13D filed on March 25, 1999, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.11 Amendment to Stockholders' Agreement, dated as of December 26, 1998, by and among KeyCorp Shareholder Services, Inc., the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholders (as defined therein) is incorporated herein by reference to Amendment No. 6 to the Schedule 13D filed on March 25, 1999, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.12 Amendment to Stockholders' Agreement, dated as of November 30, 1999, by and among First Chicago Trust Company of New York, the Company and the Participating Stockholders (as defined therein) is incorporated herein by reference to Amendment No. 7 to the Schedule 13D filed on March 30, 2000, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.13 Amendment to Stockholders' Agreement, dated as of November 30, 1999, by and among First Chicago Trust Company of New York, the Company and the Participating Stockholders (as defined therein) is incorporated herein by reference to Amendment No. 7 to the Schedule 13D filed on March 30, 2000, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.14 Amendment to Stockholders' Agreement, dated as of March 30, 2000, by and among First Chicago Trust Company of New York, the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholders (as defined therein) is incorporated herein by reference to Amendment No. 7 to the Schedule 13D filed on March 30, 2000, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.15 Amendment to Stockholders' Agreement, dated as of October 31, 2000, by and among First Chicago Trust Company of New York, the Company and the Participating Stockholders (as defined therein) is incorporated herein by reference to Amendment No. 8 to the Schedule 13D filed on February 14, 2001, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.16 Amendment to Stockholders' Agreement, dated as of October 31, 2000, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholders (as defined therein) is incorporated herein by reference to Amendment No. 8 to the Schedule 13D filed on February 14, 2001, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.17 Amendment to Stockholders' Agreement, dated as of February 14, 2001, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholders (as defined therein) is incorporated herein by reference to Amendment No. 8 to the Schedule 13D filed on February 14, 2001, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.18 Amendment to Stockholders' Agreement, dated as of December 26, 2001, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholder (as defined therein) is incorporated herein by reference to Amendment No. 9 to the Schedule 13D filed on February 14, 2002, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.19 Amendment to Stockholders' Agreement, dated as of February 11, 2002, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholder (as defined therein) is incorporated herein by reference to Amendment No. 9 to the Schedule 13D filed on February 14, 2002, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.20 Indenture, dated as of May 9, 2002, by and among NMHG Holding Co., the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee (including the form of 10% senior note due 2009) is incorporated herein by reference to Exhibit 4.2 to the NMHG Holding Co.'s Registration Statement on Form S-4 filed on May 28, 2002, Commission File Number 333-89248.

4.21 Amendment to Stockholders' Agreement, dated as of October 24, 2002, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholder (as defined therein) is incorporated herein by reference to Amendment No. 10 to the Schedule 13D filed on February 14, 2003, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.22 Amendment to Stockholders' Agreement, dated as of December 30, 2002, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholder (as defined therein) is incorporated herein by reference to Amendment No. 10 to the Schedule 13D filed on February 14, 2003, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.23 Amendment to Stockholders' Agreement, dated as of December 28, 2004, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholders (as defined therein) is incorporated herein by reference to Exhibit 4.23 of the Registration Statement on Form S-4, filed by the Company on January 12, 2005, Commission File Number 333-121996.

4.24 Amendment to Stockholders' Agreement, dated as of February 7, 2005, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholder (as defined therein) is incorporated herein by reference to Exhibit 4.24 of the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4, filed by the Company on February 7, 2005, Commission File Number 333-121996.

4.25 Amendment to Stockholders' Agreement, dated as of March 24, 2006, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholder (as defined therein) is incorporated herein by reference to Amendment No. 15 to the Schedule 13D filed on February 14, 2008, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

4.26 Amendment to Stockholders' Agreement, dated as of September 19, 2007, by and among National City Bank (Cleveland), the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholder (as defined therein) is incorporated herein by reference to Amendment No. 15 to the Schedule 13D filed on February 14, 2008, with respect to the Class B Common Stock, par value $1.00 per share, of NACCO Industries, Inc., Commission File Number 5-38001.

(10) Material Contracts.

10.1* The NACCO Industries, Inc. 1975 Stock Option Plan (as amended and restated as of July 17, 1986) is incorporated herein by reference to Exhibit 10(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File Number 1-9172.

10.2* Form of Incentive Stock Option Agreement for incentive stock options granted before 1987 under The NACCO Industries, Inc. 1975 Stock Option Plan (as amended and restated as of July 17, 1986) is incorporated herein by reference to Exhibit 10(ii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File Number 1-9172.

10.3* Form of Incentive Stock Option Agreement for incentive stock options granted after 1986 under The NACCO Industries, Inc. 1975 Stock Option Plan (as amended and restated as of July 17, 1986) is incorporated herein by reference to Exhibit 10(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File Number 1-9172.

10.4* Form of Non-Qualified Stock Option Agreement under The NACCO Industries, Inc., 1975 Stock Option Plan (as amended and restated as of July 17, 1986) is incorporated herein by reference to Exhibit 10(iv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File Number 1-9172.

10.5* The NACCO Industries, Inc. 1981 Stock Option Plan (as amended and restated as of July 17, 1986) is incorporated herein by reference to Exhibit 10(v) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File Number 1-9172.

10.6* Form of Non-Qualified Stock Option Agreement under The NACCO Industries, Inc. 1981 Stock Option Plan (as amended and restated as of July 17, 1986) is incorporated herein by reference to Exhibit 10(vi) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File Number 1-9172.

10.7* Form of Incentive Stock Option Agreement for incentive stock options granted before 1987 under The NACCO Industries, Inc. 1981 Stock Option Plan (as amended and restated as of July 17, 1986) is incorporated herein by reference to Exhibit 10(vii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File Number 1-9172.

10.8* Form of Incentive Stock Option Agreement for incentive stock options granted after 1986 under The NACCO Industries, Inc. 1981 Stock Option Plan (as amended and restated as of July 17, 1986) is incorporated herein by reference to Exhibit 10(viii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File Number 1-9172.

10.9* The Retirement Benefit Plan for Alfred M. Rankin, Jr., effective as of January 1, 1994 is incorporated herein by reference to Exhibit 10 (ix) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, Commission File Number 1-9172.

10.10* Amendment No. 1, dated as of March 15, 1995, to the Retirement Benefit Plan for Alfred M. Rankin, Jr. is incorporated herein by reference to Exhibit 10 (x) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, Commission File Number 1-9172.

10.11* Amendment No. 2, dated June 30, 1995, to the Retirement Benefit Plan for Alfred M. Rankin, Jr. (as amended and restated effective January 1, 1994) is incorporated herein by reference to Exhibit 10 (clxxi) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, Commission File Number 1-9172.

10.12* Amendment No. 3, dated as of September 13, 1999, to the Retirement Benefit Plan for Alfred M. Rankin, Jr. (as amended and restated effective January 1, 1994) is incorporated herein by reference to Exhibit 10(xxi) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Commission File Number 1-9172.

10.13* NACCO Industries, Inc. Supplemental Annual Incentive Compensation Plan, effective as of January 1, 2001, is incorporated herein by reference to Exhibit 10(xiv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Commission File Number 1-9172.

10.14* NACCO Industries, Inc. Executive Long-Term Incentive Compensation Plan, effective as of January 1, 2001, is incorporated herein by reference to Exhibit 10(xv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Commission File Number 1-9172.

10.15* Amendment No. 1 to the NACCO Industries, Inc. Supplemental Annual Incentive Compensation Plan, effective as of January 1, 2002, is incorporated herein by reference to Exhibit 10(xvii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.16* NACCO Industries, Inc. Non-Employee Directors' Equity Compensation Plan, effective January 1, 1992, is incorporated herein by reference to Exhibit 10(cxi) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Commission File Number 1-9172.

10.17* Amendment No. 4, dated as of June 23, 2000, to the Retirement Benefit Plan for Alfred M. Rankin, Jr. (as amended and restated effective January 1, 1994) is incorporated herein by reference to Exhibit 10(xxii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File Number 1-9172.

10.18* Amendment No. 5, dated as of May 12, 2003, to the Retirement Benefit Plan for Alfred M. Rankin, Jr. (as amended and restated effective January 1, 1994) is incorporated herein by reference to Exhibit 10(xxviii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, Commission File Number 1-9172.

10.19* Amendment No. 6, dated as of March 24, 2004, to the Retirement Benefit Plan for Alfred M. Rankin, Jr. (as amended and restated effective January 1, 1994), effective January 1, 2004, is incorporated herein by reference to Exhibit 10(xxi) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Commission File Number 1-9172.

10.20* Amendment No. 7, dated as of December 28, 2004, to the Retirement Benefit Plan for Alfred M. Rankin, Jr. (as amended and restated effective January 1, 1994), effective January 1, 2005, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed by the Company on December 29, 2004, Commission File Number 1-9172.

10.21* The NACCO Industries, Inc. Unfunded Benefit Plan (effective September 1, 2000) is incorporated herein by reference to Exhibit 10(xxiii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File Number 1-9172.

10.22* Amendment No. 1, dated as of September 25, 2001, to the NACCO Industries, Inc. Unfunded Benefit Plan (effective September 1, 2000) is incorporated herein by reference to Exhibit 10(xxiv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Commission File Number 1-9172.

10.23* Amendment No. 2, dated as of December 21, 2001, to the NACCO Industries, Inc. Unfunded Benefit Plan (effective September 1, 2000) is incorporated herein by reference to Exhibit 10(xxv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Commission File Number 1-9172.

10.24* Amendment No. 1 to the NACCO Industries, Inc. Executive Long-Term Incentive Compensation Plan, effective as of January 1, 2002, is incorporated herein by reference to Exhibit 10(xxvii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.25* Amendment No. 3, dated as of May 12, 2003, to the NACCO Industries, Inc. Unfunded Benefit Plan (effective September 1, 2000) is incorporated herein by reference to Exhibit 10(xxix) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, Commission File Number 1-9172.

10.26* Amendment No. 4, dated as of June 24, 2003, to the NACCO Industries, Inc. Unfunded Benefit Plan (effective September 1, 2000) is incorporated herein by reference to Exhibit 10(xxx) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, Commission File Number 1-9172.

10.27* Amendment No. 5, dated as of March 24, 2004, to the NACCO Industries, Inc. Unfunded Benefit Plan (effective September 1, 2000), effective January 1, 2004, is incorporated herein by reference to Exhibit 10(xxx) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Commission File Number 1-9172.

10.28* Amendment No. 6, dated as of December 28, 2004, to the NACCO Industries, Inc. Unfunded Benefit Plan (effective September 1, 2000), effective January 1, 2005, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on December 29, 2004, Commission File Number 1-9172.

10.29* Instrument of Merger, Amendment and Transfer of Sponsorship of Benefit Plans, effective as of August 31, 1994, is incorporated herein by reference to Exhibit 10(xxviii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, Commission File Number 1-9172.

10.30* Amendment No. 2 to the NACCO Industries, Inc. Executive Long-Term Incentive Compensation Plan (As Amended and Restated as of January 1, 2001) is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.31* Amendment No. 2 to the NACCO Industries, Inc. Supplemental Annual Incentive Compensation Plan (As Amended and Restated Effective as of January 1, 2001) is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.32* Amendment No. 2 to the NACCO Industries, Inc. Non-Employee Directors' Equity Compensation Plan is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.33* The Retirement Benefit Plan for Alfred M. Rankin, Jr. (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K., filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.34* The NACCO Industries, Inc. Unfunded Benefit Plan (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.13 to the Company's Current Report on Form 8-K, filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.35* NACCO Industries, Inc. Executive Long-Term Incentive Compensation Plan (As Amended and Restated Effective as of January 1, 2006) is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on May 15, 2006, Commission File Number 1-9172.

10.36* Form of award agreement for the NACCO Industries, Inc. Executive Long-Term Incentive Compensation Plan (As Amended and Restated Effective as of January 1, 2006) is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed by the Company on May 15, 2006, Commission File Number 1-9172.

10.37* NACCO Industries, Inc. Supplemental Annual Incentive Compensation Plan (As Amended and Restated Effective as of January 1, 2006) is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed by the Company on May 15, 2006, Commission File Number 1-9172.

10.38* NACCO Industries, Inc. Supplemental Executive Long-Term Incentive Bonus Plan (Effective as of January 1, 2006) is incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed by the Company on May 15, 2006, Commission File Number 1-9172.

10.39* Form of award agreement for the NACCO Industries, Inc. Supplemental Executive Long-Term Incentive Bonus Plan is incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed by the Company on May 15, 2006, Commission File Number 1-9172.

10.40* Amendment No. 3 to the NACCO Industries, Inc. Non-Employee Directors' Equity Compensation Plan, effective December 1, 2006, is incorporated herein by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Commission File Number 1-9172.

10.41* Form of award agreement for the NACCO Industries, Inc. Executive Long-Term Incentive Compensation Plan, effective December 12, 2006, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2006, Commission File Number 1-9172.

10.42* NACCO Industries, Inc. 2007 Annual Incentive Compensation Plan, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on March 23, 2007, Commission File Number 1-9172.

10.43* NACCO Industries, Inc. Supplemental Annual Incentive Compensation Plan (As Amended and Restated Effective as of January 1, 2008) is attached hereto as Exhibit 10.43.

10.44* NACCO Industries, Inc. Executive Long-Term Incentive Compensation Plan (As Amended and Restated Effective as of January 1, 2008) is attached hereto as Exhibit 10.44.

10.45* NACCO Industries, Inc. Supplemental Executive Long-Term Incentive Bonus Plan (Effective as of January 1, 2008) is attached hereto as Exhibit 10.45.

10.46* NACCO Industries, Inc. Non-Employee Directors' Equity Compensation Plan (Effective as of January 1, 2008) is attached hereto as Exhibit 10.46.

10.47* The Retirement Plan For Alfred M. Rankin, Jr. (As Amended and Restated as of December 1, 2007) is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.48* The NACCO Industries, Inc. Unfunded Benefit Plan (As Amended and Restated as of December 1, 2007) is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.49* The NACCO Industries, Inc. Excess Retirement Plan (Effective January 1, 2008) is incorporated herein by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.50* The North American Coal Corporation Deferred Compensation Plan for Management Employees (as amended and restated effective November 1, 2001) is incorporated herein by reference to Exhibit 10(xxxv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Commission File Number 1-9172.

10.51* Amendment No. 1, dated as of December 21, 2001, to The North American Coal Corporation Deferred Compensation Plan for Management Employees (as amended and restated effective November 1, 2001) is incorporated herein by reference to Exhibit 10(xxxvi) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Commission File Number 1-9172.

10.52 Purchase and Sale Agreement, dated October 11, 2000, by and among Phillips Petroleum Company, Phillips Coal Company, The North American Coal Corporation, Oxbow Property Company L.L.C. and Red Hills Property Company L.L.C. is incorporated herein by reference to Exhibit 10(xxxvii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File Number 1-9172.

10.53* The North American Coal Corporation Supplemental Retirement Benefit Plan, as amended and restated effective September 1, 1994, is incorporated herein by reference to Exhibit 10 (clxv) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, Commission File Number 1- 9172.

10.54* Amendment No. 1, dated December 1, 1995, to The North American Coal Corporation Supplemental Retirement Benefit Plan (as amended and restated effective September 1, 1994), effective as of December 31, 1994, is incorporated herein by reference to Exhibit 10(xlii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Commission File Number 1-9172.

10.55* Amendment No. 2, dated as of June 25, 2003, to The North American Coal Corporation Deferred Compensation Plan for Management Employees (as amended and restated effective November 1, 2001) is incorporated herein by reference to Exhibit 10(xliv) to the Company's Annual Report on Form 10-K for the year ended December 31, 2003, Commission File Number 1-9172.

10.56* Amendment No. 3, dated as of March 24, 2004, to The North American Coal Corporation Deferred Compensation Plan for Management Employees (as amended and restated effective November 1, 2001), effective January 1, 2004, is incorporated herein by reference to Exhibit 10(xlv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Commission File Number 1-9172.

10.57* Amendment No. 4, dated as of December 28, 2004, to The North American Coal Corporation Deferred Compensation Plan for Management Employees (as amended and restated effective November 1, 2001), effective January 1, 2005, is incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed by the Company on December 29, 2004, Commission File Number 1-9172.

10.58* Amendment No. 2, dated October 1, 1998, to The North American Coal Corporation Supplemental Retirement Benefit Plan (as amended and restated effective September 1, 1994), effective as of July 15, 1998, is incorporated herein by reference to Exhibit 10(l) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, Commission File Number 1-9172.

10.59* Amendment No. 3, dated October 30, 1998, to The North American Coal Corporation Supplemental Retirement Benefit Plan (as amended and restated effective September 1, 1994), effective as of July 15, 1998, is incorporated herein by reference to Exhibit 10(li) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, Commission File Number 1-9172.

10.60* Amendment No. 4, dated December 8, 1999, to The North American Coal Corporation Supplemental Retirement Benefit Plan (as amended and restated effective September 1, 1994), effective as of January 1, 2000, is incorporated herein by reference to Exhibit 10(lii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Commission File Number 1-9172.

10.61* Amendment No. 5 and Instrument of Benefit Freeze, dated December 28, 2004, to The North American Coal Corporation Supplemental Retirement Benefit Plan (as amended and restated effective September 1, 1994), effective as of January 1, 2005, is incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed by the Company on December 29, 2004, Commission File Number 1-9172.

10.62* The North American Coal Corporation Value Appreciation Plan For Years 2000 to 2009, effective as of January 1, 2000, is incorporated herein by reference to Exhibit 10(liii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File Number 1-9172.

10.63* Amendment No. 1, dated December 28, 2004, to The North American Coal Corporation Value Appreciation Plan For Years 2000 to 2009, effective as of January 1, 2000, is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed by the Company on December 29, 2004, Commission File Number 1-9172.

10.64 Credit Agreement, dated as of October 11, 2000, by and among The North American Coal Corporation, the Initial Lenders named therein, Salomon Smith Barney Inc., as Lead Arranger and Book Manager, Keybank National Association, as Syndication Agent, and Citibank N.A., as Agent, is incorporated herein by reference to Exhibit 10(liv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File Number 1-9172.

10.65 Letter Amendment, dated as of November 20, 2001, to the Credit Agreement, dated as of October 11, 2000, by and among The North American Coal Corporation, the Lenders named therein, and Citibank N.A., as Agent, is incorporated herein by reference to Exhibit 10(lv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Commission File Number 1-9172.

10.66 Credit Agreement, dated as of March 8, 2005, by and among The North American Coal Corporation, the Initial Lenders named therein and Citibank N.A., as Agent, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on March 8, 2005, Commission File Number 1-9172.

10.67 Amendment No. 2 to the Credit Agreement, dated as of March 8, 2005, by and among The North American Coal Corporation, the Lenders, as defined in the Credit Agreement, and Citibank N.A., as agent for the Lenders, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on August 2, 2006, Commission File Number 1-9172.

10.68* The North American Coal Corporation Value Appreciation Plan For Years 2000 to 2009 (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K, filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.69* The North American Coal Corporation Supplemental Retirement Benefit Plan (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.19 to the Company's Current Report on Form 8-K, filed by the Company on February 9, 2006, Commission File Number 1- 9172.

10.70* The North American Coal Corporation Deferred Compensation Plan for Management Employees (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.17 to the Company's Current Report on Form 8-K, filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.71* Amendment No. 1 to The North American Coal Corporation Value Appreciation Plan For Years 2000 to 2009 (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on August 14, 2006, Commission File Number 1-9172.

10.72* The North American Coal Corporation Value Appreciation Plan For Years 2006 to 2015 is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed by the Company on August 14, 2006, Commission File Number 1-9172.

10.73* Amendment No. 2 to The North American Coal Corporation Value Appreciation Plan For Years 2000 to 2009 (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.67 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Commission File Number 1-9172.

10.74* Amendment No. 1 to The North American Coal Corporation Value Appreciation Plan For Years 2006 to 2015 is incorporated herein by reference to Exhibit 10.68 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Commission File Number 1-9172.

10.75* The North American Coal Corporation 2007 Annual Incentive Compensation Plan, is incorporated herein by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed by the Company on March 23, 2007, Commission File Number 1-9172.

10.76* The North American Coal Corporation Deferred Compensation Plan For Management Employees (As Amended and Restated as of December 1, 2007) is incorporated herein by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.77* The North American Coal Corporation Excess Retirement Plan (Effective January 1, 2008) is incorporated herein by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.78* The North American Coal Corporation Supplemental Retirement Benefit Plan (As Amended and Restated as of January 1, 2008) is incorporated herein by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.79* The North American Coal Corporation Value Appreciation Plan For Years 2000 to 2009 (As Amended and Restated Effective as of December 1, 2007) is incorporated herein by reference to Exhibit 10.16 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.80* The North American Coal Corporation Value Appreciation Plan For Years 2006 to 2015 (As Amended and Restated Effective as of January 1, 2008) is incorporated herein by reference to Exhibit 10.17 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.81 Agreement and Plan of Merger, dated as of April 7, 1989, among NACCO Industries, Inc., Yale Materials Handling Corporation, Acquisition I, Esco Corporation, Hyster Company and Newesco, is incorporated herein by reference to Exhibit 2.1 to Hyster-Yale Materials Handling, Inc.'s Registration Statement on Form S-1 filed May 17, 1989, Commission File Number 33-28812.

10.82 Agreement and Plan of Merger, dated as of April 7, 1989, among NACCO Industries, Inc., Yale Materials Handling Corporation, Acquisition II, Hyster Company and Newesco, is incorporated herein by reference to Exhibit 2.2 to Hyster-Yale Materials Handling, Inc.'s Registration Statement on Form S-1 filed May 17, 1989, Commission File Number 33-28812.

10.83 Credit Agreement, dated as of May 9, 2002, among NMHG Holding Co., NACCO Materials Handling Group, Inc., NMHG Distribution Co., NACCO Materials Handling Limited, NACCO Materials Handling B.V., the financial institutions from time to time a party thereto as Lenders, the financial institutions from time to time a party thereto as Issuing Bank, Citicorp North America, Inc., as administrative agent for the Lenders and the Issuing Bank thereunder and Credit Suisse First Boston as joint arrangers and joint bookrunners and CSFB as syndication agent is incorporated herein by reference to Exhibit 10.1 to the NMHG Holding Co.'s Registration Statement on Form S-4, dated August 12, 2002, Commission File Number 333-89248.

10.84 Operating Agreement, dated July 31, 1979, among Eaton Corporation and Sumitomo Heavy Industries, Ltd. is incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-4, dated August 12, 2002, Commission File Number 333-89248.

10.85 Agreement and Plan of Merger, dated as of December 20, 1993, between Hyster Company, an Oregon corporation, and Hyster Company, a Delaware corporation, is incorporated herein by reference to Exhibit 10(lxxviii) to Hyster-Yale Annual Report on Form 10-K for the fiscal year ended December 31, 1993, Commission File Number 33-28812.

10.86 Agreement and Plan of Merger, dated as of December 20, 1993, between Yale Materials Handling Corporation, a Delaware corporation, Hyster Company, a Delaware corporation, and Hyster-Yale Materials Handling, Inc., a Delaware corporation, is incorporated herein by reference to Exhibit 10(lxxix) to Hyster-Yale Annual Report on Form 10-K for the fiscal year ended December 31, 1993, Commission File Number 33-28812.

10.87* NACCO Materials Handling Group, Inc. Senior Executive Long-Term Incentive Compensation Plan, effective as of January 1, 2000, is incorporated herein by reference to Exhibit 10(lxiv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File Number 1-9172.

10.88* NACCO Materials Handling Group, Inc. Long-Term Incentive Compensation Plan, effective as of January 1, 2000, is incorporated herein by reference to Exhibit 10(lxv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File Number 1-9172.

10.89* Amendment No. 1, dated as of June 8, 2001, to the NACCO Materials Handling Group, Inc. Senior Executive Long-Term Incentive Compensation Plan (effective as of January 1, 2000) is incorporated herein by reference to Exhibit 10(lxvi) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Commission File Number 1-9172.

10.90* Amendment No. 1, dated as of June 8, 2001, to the NACCO Materials Handling Group, Inc. Long-Term Incentive Compensation Plan (effective as of January 1, 2000) is incorporated herein by reference to Exhibit 10(lxvii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Commission File Number 1-9172.

10.91* Amendment No. 1, dated as of February 19, 2001, to the NACCO Materials Handling Group, Inc. Unfunded Benefit Plan (as amended and restated effective September 1, 2000) is incorporated herein by reference to Exhibit 10(lxviii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Commission File Number 1-9172.

10.92 Amendment, dated as of January 1, 1994, to the Third Amendment and Restated Operating Agreement dated as of November 7, 1991, between NACCO Materials Handling Group and AT&T Commercial Finance Corporation is incorporated herein by reference to Exhibit 10(c) to the Hyster-Yale Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, Commission File Number 33-28812.

10.93 Equity joint venture contract, dated November 27, 1997, between Shanghai Perfect Jinqiao United Development Company Ltd., People's Republic of China, NACCO Materials Handling Group, Inc., USA, and Sumitomo-Yale Company Ltd., Japan is incorporated herein by reference to Exhibit 10.3 to NMHG Holding Co.'s Registration Statement on Form S-4, dated August 12, 2002, Commission File Number 333-89248.

10.94* Amendment No. 2 to the NACCO Materials Handling Group, Inc. Senior Executive Long-Term Incentive Compensation Plan (effective as of January 1, 2000) is incorporated herein by reference to Exhibit 10(lxxi) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.95 Recourse and Indemnity Agreement, dated October 21, 1998, between General Electric Capital Corp., NMHG Financial Services, Inc. and NACCO Materials Handling Group, Inc. is incorporated herein by reference to Exhibit 10.4 to NMHG Holding Co.'s Registration Statement on Form S-4, dated August 12, 2002, Commission File Number 333-89248.

10.96* NACCO Materials Handling Group, Inc. Unfunded Benefit Plan (as amended and restated effective as of September 1, 2000) is incorporated herein by reference to Exhibit 10(lxxiii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File Number 1-9172.

10.97* Amendment No. 2 to the NACCO Materials Handling Group, Inc. Long-Term Incentive Compensation Plan (effective as of January 1, 2000) is incorporated herein by reference to Exhibit 10(lxxiv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.98 Restated and Amended Joint Venture and Shareholders Agreement, dated April 15, 1998, between General Electric Capital Corp. and NACCO Materials Handling Group, Inc. is incorporated herein by reference to Exhibit 10.5 to NMHG Holding Co.'s Registration Statement on Form S-4, dated August 12, 2002, Commission File Number 333-89248.

10.99 Amendment No. 1 to the Restated and Amended Joint Venture and Shareholders Agreement between General Electric Capital Corporation and NACCO Materials Handling Group, Inc., dated as of October 21, 1998 is incorporated herein by reference to Exhibit 10.6 to NMHG Holding Co.'s Registration Statement on Form S-4, dated August 12, 2002, Commission File Number 333-89248.

10.100 International Operating Agreement, dated April 15, 1998, between NACCO Materials Handling Group, Inc. and General Electric Capital Corp. (the "International Operating Agreement") is incorporated herein by reference to Exhibit 10.7 to NMHG Holding Co.'s Registration Statement on Form S-4, dated August 12, 2002, Commission File Number 333-89248.

10.101 Amendment No. 1 to the International Operating Agreement, dated as of October 21, 1998 is incorporated herein by reference to Exhibit 10.8 to NMHG Holding Co.'s Registration Statement on Form S-4, dated August 12, 2002, Commission File Number 333-89248.

10.102* Amendment No. 2, dated as of August 6, 2001, to the NACCO Materials Handling Group, Inc. Unfunded Benefit Plan (as amended and restated effective September 1, 2000) is incorporated herein by reference to Exhibit 10(lxxix) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Commission File Number 1-9172.

10.103* Amendment No. 3, dated as of June 8, 2001, to the NACCO Materials Handling Group, Inc. Unfunded Benefit Plan (as amended and restated effective September 1, 2000) is incorporated herein by reference to Exhibit 10(lxxx) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Commission File Number 1-9172.

10.104* Amendment No. 4, dated as of November 1, 2001, to the NACCO Materials Handling Group, Inc. Unfunded Benefit Plan (as amended and restated effective September 1, 2000) is incorporated herein by reference to Exhibit 10(lxxxi) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Commission File Number 1-9172.

10.105* Amendment No. 5, dated as of December 21, 2001, to the NACCO Materials Handling Group, Inc. Unfunded Benefit Plan (as amended and restated effective September 1, 2000) is incorporated herein by reference to Exhibit 10(lxxxii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Commission File Number 1-9172.

10.106* Amendment No. 6, dated as of January 31, 2003, to the NACCO Materials Handling Group, Inc. Unfunded Benefit Plan (as amended and restated effective September 1, 2000) is incorporated herein by reference to Exhibit 10(lxxxiii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.107* The NACCO Materials Handling Group, Inc. Excess Pension Plan for UK Transferees (Effective as of October 1, 2002) is incorporated herein by reference to Exhibit 10(lxxxiv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.108* Amendment No. 1 and Instrument of Benefit Freeze, dated as of December 28, 2004, to The NACCO Materials Handling Group, Inc. Excess Pension Plan for UK Transferees (Effective as of October 1, 2002), effective as of January 1, 2005, is incorporated herein by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K, filed by the Company on December 29, 2004, Commission File Number 1-9172.

10.109 Amendment No. 2 to the International Operating Agreement, dated as of December 1, 1999, is incorporated herein by reference to Exhibit 10.9 to NMHG Holding Co.'s Registration Statement on Form S-4, dated August 12, 2002, Commission File Number 333-89248.

10.110 Amendment No. 3 to the International Operating Agreement, dated as of May 1, 2000, is incorporated herein by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-4, dated August 12, 2002, Commission File Number 333-89248.

10.111 Letter agreement, dated November 22, 2000, between General Electric Capital Corporation and NACCO Materials Handling Group, Inc. amending the International Operating Agreement is incorporated herein by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-4, dated August 12, 2002, Commission File Number 333-89248.

10.112 A$ Facility Agreement, dated November 22, 2000, between GE Capital Australia and National Fleet Network Pty Limited is incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-4, dated August 12, 2002, Commission File Number 333-89248.

10.113 Loan Agreement, dated as of June 28, 1996, between NACCO Materials Handling Group, Inc. and NACCO Industries, Inc. is incorporated herein by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-4, dated August 12, 2002, Commission File Number 333-89248.

10.114 Business Sale Agreement, dated November 10, 2000, between Brambles Australia Limited, ACN 094 802 141 Pty Limited and NACCO Materials Handling Group, Inc. is incorporated herein by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-4, dated August 12, 2002, Commission File Number 333-89248.

10.115 First Amendment, dated as of June 28, 2002, to the Credit Agreement dated as of May 9, 2002, among NMHG Holding Co., NACCO Materials Handling Group, Inc. NMHG Distribution Co., NACCO Materials Handling Limited, NACCO Materials Handling B.V., the financial institutions from time to time a party thereto as Lenders, the financial institutions from time to time a party thereto as Issuing Bank, Citicorp North America, Inc., as administrative agent for the Lenders and the Issuing Bank thereunder and Credit Suisse First Boston as joint arrangers and joint bookrunners and CSFB as syndication agent is incorporated herein by reference to Exhibit 10(xci) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.116* Amendment No. 3, dated as of April 9, 2003, to the NACCO Materials Handling Group, Inc. Long-Term Incentive Compensation Plan (effective as of January 1, 2000) is incorporated herein by reference to Exhibit 10(xcii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, Commission File Number 1-9172.

10.117* Amendment No. 3, dated as of April 9, 2003, to the NACCO Materials Handling Group, Inc. Senior Executive Long-Term Incentive Compensation Plan (effective as of January 1, 2000) is incorporated herein by reference to Exhibit 10(xciii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, Commission File Number 1-9172.

10.118* Amendment No. 7, dated as of May 12, 2003, to the NACCO Materials Handling Group, Inc. Unfunded Benefit Plan (as amended and restated effective September 1, 2000) is incorporated herein by reference to Exhibit 10(xciv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, Commission File Number 1-9172.

10.119* Amendment, dated as of March 24, 2004, to the NACCO Materials Handling Group, Inc. Unfunded Benefit Plan (as amended and restated effective September 1, 2000), effective as of January 1, 2004, is incorporated herein by reference to Exhibit 10(xcv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Commission File Number 1-9172.

10.120* Amendment No. 8, dated as of July 30, 2004, to the NACCO Materials Handling Group, Inc. Unfunded Benefit Plan (as amended and restated effective September 1, 2000) is incorporated herein by reference to Exhibit 10(xcvi) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Commission File Number 1-9172.

10.121 Amendment No. 2, dated as of January 1, 2004, to the Restated and Amended Joint Venture and Shareholders Agreement between General Electric Capital Corporation and NACCO Materials Handling Group, Inc. is incorporated herein by reference to Exhibit 10.35 to NMHG Holding Co.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, Commission File Number 333-89248.

10.122 Letter Agreement, dated March 12, 2004, between General Electric Capital Corporation and NACCO Materials Handling Group, Inc. amending the International Operating Agreement is incorporated herein by reference to Exhibit 10.36 to NMHG Holding Co.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, Commission File Number 333-89248.

10.123 Letter Agreement, dated December 15, 2004, between General Electric Capital Corporation and NACCO Materials Handling Group, Inc. amending the International Operating Agreement is incorporated herein by reference to Exhibit 10.1 to NMHG Holding Co.'s Current Report on Form 8-K, filed on February 18, 2005, Commission File Number 333-89248.

10.124 Letter Agreement, dated February 14, 2005, between General Electric Capital Corporation and NACCO Materials Handling Group, Inc. amending the International Operating Agreement is incorporated herein by reference to Exhibit 10.2 to NMHG Holding Co.'s Current Report on Form 8-K, filed on February 18, 2005, Commission File Number 333-89248.

10.125 Fourth Amendment, dated as of June 30, 2004, to the Credit Agreement dated as of May 9, 2002, among NMHG Holding Co., NACCO Materials Handling Group, Inc., NACCO Materials Handling Limited, NACCO Materials Handling B.V., the financial institutions from time to time a party thereto as Lenders, the financial institutions from time to time a party thereto as Issuing Bank, Citicorp North America, Inc., as administrative agent for the Lenders and the Issuing Bank thereunder and Credit Suisse First Boston as joint arrangers and joint bookrunners and CSFB as syndication agent is incorporated herein by reference to Exhibit 10.37 to NMHG Holding Co.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, Commission File Number 333-89248.

10.126* Amendment No. 9, dated as of December 28, 2004, to the NACCO Materials Handling Group, Inc. Unfunded Benefit Plan (as amended and restated effective September 1, 2000), effective as of January 1, 2005, is incorporated herein by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed by the Company on December 29, 2004, Commission File Number 1-9172.

10.127* Amendment No. 4, dated as of December 28, 2004, to the NACCO Materials Handling Group, Inc. Long-Term Incentive Compensation Plan (effective as of January 1, 2000) with respect to the American Jobs Creation Act of 2004, effective as of January 1, 2005, is incorporated herein by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed by the Company on December 29, 2004, Commission File Number 1-9172.

10.128* Amendment No. 4, dated as of December 28, 2004, to the NACCO Materials Handling Group, Inc. Senior Executive Long-Term Incentive Compensation Plan (effective as of January 1, 2000) with respect to the American Jobs Creation Act of 2004, effective as of January 1, 2005, is incorporated herein by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed by the Company on December 29, 2004, Commission File Number 1-9172.

10.129 Letter Agreement, dated March 28, 2005, between NACCO Materials Handling Group, Inc. and General Electric Capital Corporation is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on April 1, 2005, Commission File Number 1-9172.

10.130 Letter Agreement, dated May 31, 2005, between NACCO Materials Handling Group, Inc. and General Electric Capital Corporation is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on June 6, 2005, Commission File Number 1-9172.

10.131 Amendment No. 5, dated September 29, 2005, to the International Operating Agreement between NACCO Materials Handling Group, Inc. and General Electric Capital Corporation is incorporated herein by reference to Exhibit 10.1 to NMHG Holding Co.'s Current Report on Form 8-K, filed by the Company on October 4, 2005, Commission File Number 333-89248.

10.132* Amendment No. 2, dated as of December 14, 2005, to The NACCO Materials Handling Group, Inc. Excess Pension Plan for UK Transferees (Effective as of October 1, 2002), effective as of October 1, 2005, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on December 16, 2005, Commission File Number 1-9172.

10.133 Amended and Restated Credit Agreement, dated as of December 19, 2005, among NMHG Holding Co., NACCO Materials Handling Group, Inc., NACCO Materials Handling Limited, NACCO Materials Handling B.V., the financial institutions from time to time a party thereto as Lenders, the financial institutions from time to time a party thereto as Issuing Bank, Citicorp North America, Inc., in its capacity as administrative agent for the Lenders and the Issuing Bank thereunder and Citigroup Global Markets Inc. as sole lead arranger and sole bookrunner is incorporated herein by reference to Exhibit 10.1 to NMHG Holding Co.'s Current Report on Form 8-K, filed on December 21, 2005, Commission File Number 333-89248.

10.134* The NACCO Materials Handling Group, Inc. Senior Executive Long-Term Incentive Compensation Plan (Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K , filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.135* Amendment No. 1 to the NACCO Materials Handling Group, Inc. Senior Executive Long-Term Incentive Compensation Plan (Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K , filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.136* The NACCO Materials Handling Group, Inc. Long-Term Incentive Compensation Plan (Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K , filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.137* The NACCO Materials Handling Group, Inc. Unfunded Benefit Plan (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.15 to the Company's Current Report on Form 8-K, filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.138* The NACCO Materials Handling Group, Inc. Excess Pension Plan for UK Transferees (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.18 to the Company's Current Report on Form 8-K, filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.139 Term Loan Agreement, dated March 22, 2006, by and among NACCO Materials Handling Group, Inc., as borrower, the financial institutions party thereto, Citicorp North America, Inc., as Administrative Agent, and Citigroup Global Markets Inc., as Sole Lead Arranger, Sole Bookrunner and Syndication Agent, is incorporated herein by reference to Exhibit 10.1 to NMHG Holding Co.'s Current Report on Form 8-K, filed by on March 28, 2006, Commission File Number 333-89248.

10.140* The NACCO Materials Handling Group, Inc. Long-Term Incentive Compensation Plan (Amended and Restated as of January 1, 2006) is incorporated herein by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K , filed by the Company on March 31, 2006, Commission File Number 1-9172.

10.141* Form award certificate for the NACCO Materials Handling Group, Inc. Long-Term Incentive Compensation Plan (Amended and Restated as of January 1, 2006) is incorporated herein by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K , filed by the Company on March 31, 2006, Commission File Number 1-9172.

10.142 First Amendment to the Amended and Restated Credit Agreement, dated as of March 22, 2006, by and among NMHG Holding Co., NACCO Materials Handling Group, Inc., NACCO Materials Handling Limited, NACCO Materials Handling B.V., the financial institutions from time to time a party thereto as Lenders, the financial institutions from time to time a party thereto as Issuing Bank, Citicorp North America, Inc., in its capacity as administrative agent for the Lenders and the Issuing Bank thereunder, and Citigroup Global Markets Inc. as sole lead arranger and sole bookrunner is incorporated herein by reference to Exhibit 10.1 to NMHG Holding Co.'s Current Report on Form 8-K, filed on April 3, 2006, Commission File Number 333-89248.

10.143* Amendment No. 1, dated as of December 6, 2006, to the NACCO Materials Handling Group, Inc. Long-Term Incentive Compensation Plan (Amended and Restated as of January 1, 2006) is incorporated herein by reference to Exhibit 10.132 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Commission File Number 1-9172.

10.144* Amendment No. 2, dated as of December 6, 2006, to the NACCO Materials Handling Group, Inc. Senior Executive Long-Term Incentive Compensation Plan (Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.133 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Commission File Number 1-9172.

10.145* Amendment No. 1, dated as of December 6, 2006, to the NACCO Materials Handling Group, Inc. Unfunded Benefit Plan (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.134 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Commission File Number 1-9172.

10.146 Second Amendment to the Amended and Restated Credit Agreement, dated as of December 19, 2005, by and among NMHG Holding Co., certain of its subsidiaries, the Lenders, as defined in the Credit Agreement, and Citicorp North America, Inc., as administrative agent for the Lenders, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on July 27, 2006, Commission File Number 1-9172.

10.147 Third Amendment to the Amended and Restated Credit Agreement, dated as of December 19, 2005, by and among NMHG Holding Co., NACCO Materials Handling Group, Inc., NACCO Materials Handling Limited, NACCO Materials Handling B.V., the financial institutions from time to time a party thereto as Lenders, the financial institutions from time to time a party thereto as Issuing Bank, Citicorp North America, Inc., in its capacity as administrative agent for the Lenders and the Issuing Bank thereunder, and Citigroup Global Markets Inc. as sole lead arranger and sole bookrunner is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on December 19, 2006, Commission File Number 1-9172.

10.148 Agreement for Services between NMHG Oregon, LLC and Reginald R. Eklund, Effective July 1, 2006 is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on September 6, 2006, Commission File Number 1-9172.

10.149* NACCO Materials Handling Group, Inc. 2007 Annual Incentive Compensation Plan, is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed by the Company on March 23, 2007, Commission File Number 1-9172.

10.150* Form award certificate for the NACCO Materials Handling Group, Inc. Long-Term Incentive Compensation Plan (Amended and Restated as of January 1, 2006) is incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K , filed by the Company on March 23, 2007, Commission File Number 1-9172.

10.151* The NACCO Materials Handling Group, Inc. Unfunded Benefit Plan (As Amended and Restated Effective December 1, 2007), is incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.152* The NACCO Materials Handling Group, Inc. Excess Retirement Plan (Effective January 1, 2008), is incorporated herein by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.153* The NACCO Materials Handling Group, Inc. Long-Term Incentive Compensation Plan For the Period From January 1, 2000 Through December 31, 2007 (As Amended and Restated as of December 1, 2007), is incorporated herein by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.154* The Kitchen Collection, Inc. Deferred Compensation Plan for Management Employees (as amended and restated effective as of November 1, 2001) is incorporated herein by reference to Exhibit 10(cv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Commission File Number 1-9172.

10.155* Amendment No. 1, dated December 21, 2001, to The Kitchen Collection, Inc. Deferred Compensation Plan for Management Employees (as amended and restated effective as of November 1, 2001) is incorporated herein by reference to Exhibit 10(cvi) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Commission File Number 1-9172.

10.156* Amendment No. 2, dated January 1, 2003, to The Kitchen Collection, Inc. Deferred Compensation Plan for Management Employees (as amended and restated effective as of November 1, 2001) is incorporated herein by reference to Exhibit 10(cvii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Commission File Number 1-9172.

10.157* Amendment No. 3, dated December 28, 2004, to The Kitchen Collection, Inc. Deferred Compensation Plan for Management Employees (as amended and restated effective as of November 1, 2001) with respect to the American Jobs Creation Act of 2004, effective as of January 1, 2005, is incorporated herein by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K, filed by the Company on December 29, 2004, Commission File Number 1-9172.

10.158* The Kitchen Collection, Inc. Long-Term Incentive Compensation Plan (effective as of January 1, 2003) is incorporated herein by reference to Exhibit 10(cix) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Commission File Number 1-9172.

10.159* Amendment No. 1, dated December 28, 2004, to The Kitchen Collection, Inc. Long-Term Incentive Compensation Plan (effective as of January 1, 2003) with respect to the American Jobs Creation Act of 2004, effective as of January 1, 2005, is incorporated herein by reference to Exhibit 10.13 to the Company's Current Report on Form 8-K, filed by the Company on December 29, 2004, Commission File Number 1-9172.

10.160* The Kitchen Collection, Inc. Long-Term Incentive Compensation Plan (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K, filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.161* The Kitchen Collection, Inc. Deferred Compensation Plan for Management Employees (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.16 to the Company's Current Report on Form 8-K, filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.162* Form of award certificate for The Kitchen Collection, Inc. Long-Term Incentive Compensation Plan (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K, filed by the Company on March 31, 2006, Commission File Number 1-9172.

10.163* Amendment No. 1, dated as of December 6, 2006, to The Kitchen Collection, Inc. Long-Term Incentive Compensation Plan (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.148 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Commission File Number 1-9172.

10.164* The Kitchen Collection, Inc. 2007 Annual Incentive Compensation Plan, is incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed by the Company on March 23, 2007, Commission File Number 1-9172.

10.165* Form of award certificate for The Kitchen Collection, Inc. Long-Term Incentive Compensation Plan (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed by the Company on March 23, 2007, Commission File Number 1-9172.

10.166* The Kitchen Collection, Inc. Deferred Compensation Plan for Management Employees (As Amended and Restated Effective December 1, 2007), is incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.167* The Kitchen Collection, Inc. Excess Retirement Plan (Effective January 1, 2008), is incorporated herein by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.168* The Kitchen Collection, Inc. Long-Term Incentive Compensation Plan For the Period From January 1, 2003 Through December 31, 2007 (As Amended and Restated Effective as of December 1, 2007), is incorporated herein by reference to Exhibit 10.15 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.169 Guaranty Agreement, dated as of December 17, 2002, executed by Hamilton Beach/Proctor-Silex, Inc. in favor of Wachovia National Association, as Administrative Agent, and ABN Amro Bank N.V., Canadian Branch, as Canadian Agent, and the Lenders, for the benefit of Proctor-Silex Canada, Inc. is incorporated herein by reference to Exhibit 10(xcvii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.170 Pledge Agreement, dated as of December 17, 2002, by and among HB-PS Holding Company, Inc. and Wachovia National Association, as Administrative Agent (100% of stock of Hamilton Beach/Proctor-Silex, Inc.) is incorporated herein by reference to Exhibit 10(xcviii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.171 Pledge Agreement, dated as of December 17, 2002, by and among Hamilton Beach/Proctor-Silex, Inc. and Wachovia National Association, as Administrative Agent (65% of stock of each of Proctor-Silex Canada, Inc., Grupo HB/PS, S.A. de C.V., Hamilton Beach/Proctor-Silex de Mexico, S.A. de C.V., and Proctor-Silex, S.A. de C.V. and 100% of Altoona Services, Inc.) is incorporated herein by reference to Exhibit 10(xcix) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.172 Agreement of Merger, dated as of January 20, 1988, among NACCO Industries, Inc., Housewares Holding Company, WE-PS Merger, Inc. and WearEver-ProctorSilex, Inc., is incorporated herein by reference to pages 8 through 97 of Exhibit 2 to the Company's Current Report on Form 8-K, dated February 1, 1988, Commission File Number 1-9172.

10.173 Shareholders Agreement, dated January 20, 1988, among NACCO Industries, Inc. and the shareholders named therein is incorporated herein by reference to pages 98 through 108 of Exhibit 2 to the Company's Current Report on Form 8-K, dated February 1, 1988, Commission File Number 1-9172.

10.174 Credit Agreement, dated as of December 17, 2002, among Hamilton Beach/Proctor-Silex, Inc. and Proctor-Silex Canada, Inc., as Borrowers, each of the Financial Institutions initially a signatory, as Lenders, Wachovia National Association, as Administrative Agent, ABN Amro Bank N.V., Canadian Branch, as Canadian Agent, Key Bank, National Association, as Syndication Agent, Fleet Capital Corporation, as Documentation Agent, LaSalle Business Credit, Inc., as Documentation Agent, and National City Commercial Finance, Inc., as Documentation Agent is incorporated herein by reference to Exhibit 10(xciv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.175 Security Agreement, dated as of December 17, 2002, between Hamilton Beach/Proctor-Silex, Inc. and Wachovia National Association, as Administrative Agent is incorporated herein by reference to Exhibit 10 (xcv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.176 Security Agreement, dated as of December 17, 2002, between Proctor-Silex Canada, Inc., Wachovia National Association, as Administrative Agent, and ABN Amro Bank N.V., Canadian Branch, as Canadian Agent is incorporated herein by reference to Exhibit 10(xcvi) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.177 First Amendment, dated as of June 29, 2004, to the Credit Agreement, dated as of December 17, 2002, among Hamilton Beach/Proctor-Silex, Inc. and Proctor-Silex Canada, Inc., as Borrowers, each of the Financial Institutions initially a signatory, as Lenders, Wachovia National Association, as Administrative Agent, ABN Amro Bank N.V., Canadian Branch, as Canadian Agent, Key Bank, National Association, as Syndication Agent, Fleet Capital Corporation, as Documentation Agent, LaSalle Business Credit, Inc., as Documentation Agent, and National City Business Credit, Inc., as Documentation Agent is incorporated herein by reference to Exhibit 10(cxxxvi) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, Commission File Number 1-9172.

10.178* The Hamilton Beach/Proctor-Silex, Inc. Unfunded Benefit Plan (As Amended and Restated Effective October 1, 2001) is incorporated herein by reference to Exhibit 10(cxxvii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Commission File Number 1-9172.

10.179* Amendment No. 1, dated as of December 21, 2001, to the Hamilton Beach/Proctor-Silex, Inc. Unfunded Benefit Plan (As Amended and Restated Effective October 1, 2001) is incorporated herein by reference to Exhibit 10(cxviii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Commission File Number 1-9172.

10.180* Amendment No. 2, dated as of May 8, 2003, to the Hamilton Beach/Proctor-Silex, Inc. Unfunded Benefit Plan (As Amended and Restated Effective October 1, 2001) is incorporated herein by reference to Exhibit 10(cxxii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, Commission File Number 1-9172.

10.181* Amendment No. 3, dated as of March 24, 2004, to the Hamilton Beach/Proctor-Silex, Inc. Unfunded Benefit Plan (As Amended and Restated Effective October 1, 2001), effective January 1, 2004, is incorporated herein by reference to Exhibit 10(cxxiv) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Commission File Number 1-9172.

10.182* Amendment No. 4, dated as of December 28, 2004, to the Hamilton Beach/Proctor-Silex, Inc. Unfunded Benefit Plan (As Amended and Restated Effective October 1, 2001) with respect to the American Jobs Creation Act of 2004, effective January 1, 2005, is incorporated herein by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K, filed by the Company on December 29, 2004, Commission File Number 1-9172.

10.183* Hamilton Beach/Proctor-Silex, Inc. Senior Executive Long-Term Incentive Compensation Plan (effective as of January 1, 2003) is incorporated herein by reference to Exhibit 10(cxxxi) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.184* Hamilton Beach/Proctor-Silex, Inc. Long-Term Incentive Compensation Plan (effective January 1, 2003) is incorporated herein by reference to Exhibit 10(cxxxii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Commission File Number 1-9172.

10.185* Amendment No. 1, dated December 28, 2004, to the Hamilton Beach/Proctor-Silex, Inc. Long-Term Incentive Compensation Plan (effective as of January 1, 2003) with respect to the American Jobs Creation Act of 2004, effective as of January 1, 2005, is incorporated herein by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K, filed by the Company on December 29, 2004, Commission File Number 1-9172.

10.186* Amendment No. 1, dated December 28, 2004, to the Hamilton Beach/Proctor-Silex, Inc. Senior Executive Long-Term Incentive Compensation Plan (effective as of January 1, 2003) with respect to the American Jobs Creation Act of 2004, effective as of January 1, 2005, is incorporated herein by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K, filed by the Company on December 29, 2004, Commission File Number 1-9172.

10.187 Second Amendment to Credit Agreement, dated as of June 23, 2005, among Hamilton Beach/Proctor-Silex, Inc., the Lenders named therein and Wachovia Bank, as Agent, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on June 24, 2005, Commission File Number 1-9172.

10.188* The Hamilton Beach/Proctor-Silex, Inc. Senior Executive Long-Term Incentive Compensation Plan (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.189* Amendment No. 1 to the Hamilton Beach/Proctor-Silex, Inc. Senior Executive Long-Term Incentive Compensation Plan (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.190* The Hamilton Beach/Proctor-Silex, Inc. Long-Term Incentive Compensation Plan (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.191* The Hamilton Beach/Proctor-Silex, Inc. Unfunded Benefit Plan (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K, filed by the Company on February 9, 2006, Commission File Number 1-9172.

10.192* The Hamilton Beach/Proctor-Silex, Inc. Long-Term Incentive Compensation Plan (As Amended and Restated as of January 1, 2006) is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed by the Company on March 31, 2006, Commission File Number 1-9172.

10.193* Form of award agreement for the Hamilton Beach/Proctor-Silex, Inc. Long-Term Incentive Compensation Plan (As Amended and Restated as of January 1, 2006) is incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed by the Company on March 31, 2006, Commission File Number 1-9172.

10.194 Third Amendment to Credit Agreement, dated as of May 17, 2006, among Hamilton Beach/Proctor-Silex, Inc., the Lenders named therein and Wachovia Bank, as Agent, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on June 26, 2006, Commission File Number 1-9172.

10.195* Amendment No. 1, dated as of December 6, 2006, to the Hamilton Beach/Proctor-Silex, Inc. Long-Term Incentive Compensation Plan (As Amended and Restated as of January 1, 2006) is incorporated herein by reference to Exhibit 10.176 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Commission File Number 1-9172.

10.196* Amendment No. 1, dated as of December 6, 2006, to the Hamilton Beach/Proctor-Silex, Inc. Long-Term Incentive Compensation Plan (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.177 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Commission File Number 1-9172.

10.197* Amendment No. 2, dated as of December 6, 2006, to the Hamilton Beach/Proctor-Silex, Inc. Senior Executive Long-Term Incentive Compensation Plan (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.178 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Commission File Number 1-9172.

10.198* Amendment No. 1, dated as of December 6, 2006, to the Hamilton Beach/Proctor-Silex, Inc. Unfunded Benefit Plan (As Amended and Restated as of January 1, 2005) is incorporated herein by reference to Exhibit 10.179 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Commission File Number 1-9172.

10.199* The Hamilton Beach/Proctor-Silex, Inc. 2007 Annual Incentive Compensation Plan, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed by the Company on March 23, 2007, Commission File Number 1-9172.

10.200* Retention Bonus and Non-Competition Agreement, effective as of May 1, 2007, between Hamilton Beach/Proctor-Silex, Inc. and Michael J. Morecroft, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on May 8, 2007, Commission File Number 1-9172.

10.201* Form of Retention Bonus, Change in Control Severance and Non-Competition Agreement, is incorporated herein by reference to Exhibit 10.29 to Hamilton Beach, Inc.'s Registration Statement on Form 10, filed by Hamilton Beach, Inc. on June 7, 2007, Commission File Number 1-33431.

10.202* Fourth Amendment to Credit Agreement, dated as of May 31, 2007, among Hamilton Beach/Proctor-Silex, Inc., the Lenders named therein and UBS AG, Stamford Branch as Administrative Agent, KeyBank National Association as Documentation Agent and Wachovia Bank, National Association as Syndication Agent, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on June 4, 2007, Commission File Number 1-9172.

10.203* Term Loan Credit Agreement, dated as of May 31, 2007, among Hamilton Beach/Proctor-Silex, Inc., the Lenders named therein and UBS AG, Stamford Branch as Administrative Agent, KeyBank National Association as Documentation Agent and Wachovia Bank, National Association as Syndication Agent, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed by the Company on June 4, 2007, Commission File Number 1-9172.

10.204* First Amendment to Term Loan Credit Agreement, dated as of July 6, 2007, among Hamilton Beach/Proctor-Silex, Inc., the Lenders named therein and UBS AG, Stamford Branch as Administrative Agent, is incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed by the Company on August 6, 2007, Commission File Number 1-9172.

10.205* Hamilton Beach, Inc. Executive Long-Term Incentive Compensation Plan, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed by the Company on August 9, 2007, Commission File Number 1-9172.

10.206* Hamilton Beach, Inc. Non-Employee Directors' Equity Compensation Plan, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed by the Company on August 9, 2007, Commission File Number 1-9172.

10.207* Amendment No. 1 to Hamilton Beach/Proctor-Silex, Inc. 2007 Annual Incentive Compensation Plan, effective September 28, 2007 is incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed by the Company on October 30, 2007, Commission File Number 1-9172.

10.208* The Hamilton Beach Brands, Inc. Unfunded Benefit Plan (As Amended and Restated Effective as of December 1, 2007), is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.209* The Hamilton Beach Brands, Inc. Excess Retirement Plan (Effective January 1, 2008), is incorporated herein by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

10.210* The Hamilton Beach Brands, Inc. Long-Term Incentive Compensation Plan For the Period From January 1, 2003 Through December 31, 2007 (As Amended and Restated as of December 1, 2007), is incorporated herein by reference to Exhibit 10.13 to the Company's Current Report on Form 8-K, filed by the Company on December 19, 2007, Commission File Number 1-9172.

(21) Subsidiaries. A list of the subsidiaries of the Company is attached hereto as Exhibit 21.

(23) Consents of experts and counsel.

23.1 The consent of Ernst & Young LLP, independent registered public accounting firm, is attached hereto as Exhibit 23.1.

(24) Powers of Attorney.

24.1 A copy of a power of attorney for Owsley Brown II is attached hereto as Exhibit 24.1.

24.2 A copy of a power of attorney for Dennis W. LaBarre is attached hereto as Exhibit 24.2.

24.3 A copy of a power of attorney for Richard de J. Osborne is attached hereto as Exhibit 24.3.

24.4 A copy of a power of attorney for Ian M. Ross is attached hereto as Exhibit 24.4.

24.5 A copy of a power of attorney for Michael E. Shannon is attached hereto as Exhibit 24.5.

24.6 A copy of a power of attorney for Britton T. Taplin is attached hereto as Exhibit 24.6.

24.7 A copy of a power of attorney for David F. Taplin is attached hereto as Exhibit 24.7.

24.8 A copy of a power of attorney for John F. Turben is attached hereto as Exhibit 24.8.

24.9 A copy of a power of attorney for Eugene Wong is attached hereto as Exhibit 24.9.

(31) Rule 13a-14(a)/15d-14(a) Certifications.

31(i)(1) Certification of Alfred M. Rankin, Jr. pursuant to Rule 13a-14(a)/15d-14(a) of the Exchange Act is attached hereto as Exhibit 31(i)(2).

31(i)(2) Certification of Kenneth C. Schilling pursuant to Rule 13a-14(a)/15d-14(a) of the Exchange Act is attached hereto as Exhibit 31(i)(2).

(32) Certification of Alfred M. Rankin, Jr. and Kenneth C. Schilling pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, is attached hereto as Exhibit 32.

* Management contract or compensation plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of this Annual Report on Form 10-K.

Exhibit 21

SUBSIDIARIES OF NACCO INDUSTRIES, INC.

The following is a list of active subsidiaries as of the date of the filing with the Securities and Exchange Commission of the Annual Report on Form 10-K to which this is an Exhibit. Except as noted, all of these subsidiaries are wholly owned, directly or indirectly.

Name	Incorporation
Bellaire Corporation	Ohio
The Coteau Properties Company	Ohio
The Falkirk Mining Company	Ohio
Grupo HB/PS, S.A. de C.V.	Mexico
Hamilton Beach Brands Canada, Inc.	Ontario (Canada)
Hamilton Beach Brands de Mexico, S.A. de C.V.	Mexico
Hamilton Beach Brands, Inc.	Delaware
Hyster (H.K.) Limited	China
Hyster-Yale Materials Handling, Inc.	Delaware
The Kitchen Collection, Inc.	Delaware
Mississippi Lignite Mining Company	Texas
National Fleet Network Pty Limited	Australia
NACCO Materials Handling Group Brasil Ltda.	Brazil
NACCO Materials Handling Group, Inc.	Delaware
NACCO Materials Handling Group, Ltd.	England
NACCO Materials Handling Group Pty, Ltd.	Australia
NACCO Materials Handling, B.V.	Netherlands
NACCO Materials Handling, S.p.A.	Italy
NACCO Materials Handling Limited	England
NMHG Australia Holding Pty Ltd	Australia
NMHG Distribution Pty. Limited	Australia
NMHG Financial Services, Inc.	Delaware (20%)
NMHG Holding Co.	Delaware
NMHG Mexico S.A. de C.V.	Mexico
NMHG Oregon, LLC	Oregon
The North American Coal Corporation	Delaware
North American Coal Royalty Company	Delaware
Oxbow Property Company L.L.C.	Louisiana
Red Hills Property Company L.L.C.	Mississippi
Red River Mining Company	Texas
The Sabine Mining Company	Nevada
Shanghai Hyster Forklift, Ltd	China
Shanghai Hyster International Trading Co. Ltd	China
Sumitomo-NACCO Materials Handling Co., Ltd.	Japan (50%)
Yale Materials Handling UK Limited	United Kingdom

The Company has omitted the names of inactive subsidiaries and subsidiaries with minimal operations which, considered in the aggregate as a single subsidiary, would not constitute a "significant subsidiary" within the meaning of Rule 1-02 contained in Regulation S-X.

Exhibit 31(i)(1)

Certifications

I, Alfred M. Rankin, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of NACCO Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2008

/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31(i)(2)

Certifications

I, Kenneth C. Schilling, certify that:

1. I have reviewed this annual report on Form 10-K of NACCO Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2008

/s/ Kenneth C. Schilling
Kenneth C. Schilling
Vice President and Controller
(Principal Financial Officer)

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of NACCO Industries, Inc. (the "Company") on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: February 26, 2008

/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Date: February 26, 2008

/s/ Kenneth C. Schilling
Kenneth C. Schilling
Vice President and Controller
(Principal Financial Officer)

The following information related to the Company's stock performance was not included in or incorporated by reference into, and shall not be deemed to constitute a part of, the Company's Annual Report on Form 10-K filed with the SEC.

Stock Price Performance Presentation

The following graphs compare the Company's total annual stock price performance on Class A Common Stock against the total stock price performance of the Russell 2000 Index and, in the case of Graph 1, the Russell 2000 Producer Durables Index for the periods indicated. The graphs present the year-end value of a $100 investment, at the base point, for each index assuming the reinvestment of dividends.

In accordance with the regulations promulgated by the SEC, Graph 1 compares the stock price performance based upon the difference between the stock price at the beginning of each fiscal year and the stock price at the end of the fiscal year for the five-year period commencing January 1, 2003 (base point December 31, 2002) and ending December 31, 2007.

2003-2007 Stock Price Performance
Graph 1


(In Dollars)
$350
$300
$250
$200
$150
$100
$50
2002
2003
2004
2005
2006
2007
December 31
NACCO
Russell 2000
Russell 2000 Producer Durables

Assumes $100 invested at December 31, 2002 with dividends reinvested.

The Company believes that the measurement set forth in Graph 1, which is based upon the stock price at a single point in time in each year, does not adequately reflect the Company's stock price performance over the period because of the numerous periodic fluctuations throughout the year in both the price of the Company's stock and the level of the Russell 2000 Index. The Company, therefore, has provided Graph 2, which compares the returns for the Company and the Russell 2000 Index based upon the average of the daily closing stock price compared with the corresponding information from Graph 1, which is based upon the change in the stock price for each fiscal year for the same period as in Graph 1.

2003-2007 Stock Price Performance
Graph 2



(In Dollars)
$350
$300
$250
$200
$150
$100
$50
2002
2003
2004
2005
2006
2007
December 31
NACCO
Russell 2000
NACCO (12-Month Moving Average)
Russell 2000 (12-Month Moving Average)

Assumes $100 invested at December 31, 2002 with dividends reinvested.
12-month moving average data is based upon the daily closing price.

The Company believes that although sustained operating and financial performance will ultimately be reflected in stock price, the five-year period portrayed in the foregoing graphs is too brief a period over which to measure the results of significant strategic activities, and that corporate financial and strategic performance will be reflected in stock price only when measured over the long term. The Company, therefore, has included Graph 3, which compares the 10-year returns for the Company and the Russell 2000 Index based on the average stock price for the year computed using the same method as in Graph 2 for the 10-year period commencing January 1, 1998 (base point December 31, 1997) and ending December 31, 2007.

1998-2007 Stock Price Performance
Graph 3



(In Dollars)
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
December 31
NACCO (12-Month Moving Average)
Russell 2000 (12-Month Moving Average)

Assumes $100 invested at December 31, 1997 with dividends reinvested.
12-month moving average data is based upon the daily closing price.

[This page intentionally left blank]

Managing for long-term profit growth

Corporate Information

Annual Meeting

The Annual Meeting of Stockholders of NACCO Industries, Inc. will be held on May 14, 2008, at 9 a.m. at the corporate office located at:
5875 Landerbrook Drive
Cleveland, Ohio 44124

Form 10-K

Additional copies of the Company's Form 10-K filed with the Securities and Exchange Commission are available through NACCO's website (**www.nacco.com**) or by request to:

Investor Relations
NACCO Industries, Inc.
5875 Landerbrook Drive, Suite 300
Cleveland, Ohio 44124
(440) 449-9669

Stock Transfer Agent and Registrar

National City Bank
Corporate Trust Operations
P.O. Box 92301, Dept. 5352
Cleveland, Ohio 44193-0900
1-800-622-6757

Legal Counsel

Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114

Independent Auditors

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115

Stock Exchange Listing

The New York Stock Exchange
Symbol: NC

Annual CEO Certification

On May 24, 2007, in accordance with Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, our Chief Executive Officer, Alfred M. Rankin, Jr., submitted his annual certification to the New York Stock Exchange following our annual stockholders' meeting, stating that he is not aware of any violations by NACCO Industries, Inc. of the NYSE's Corporate Governance listing standards as of that date.

Investor Relations Contact

Investor questions may be addressed to:
Christina Kmetko, Manager-Finance
NACCO Industries, Inc.
5875 Landerbrook Drive, Suite 300
Cleveland, Ohio 44124
(440) 449-9669
E-mail: **ir@naccoind.com**

NACCO Industries Website

Additional information on NACCO Industries may be found at the corporate website, **www.nacco.com**. The Company considers this website to be one of the primary sources of information for investors and other interested parties.

Subsidiary Company Websites

The websites of several subsidiary companies and their brands can be found at the following locations:

NACCO Materials Handling Group:
www.nmhg.com
Hyster North America:
www.hyster.com
Hyster Europe:
www.hyster.co.uk
Hyster Asia-Pacific:
www.hyster.com.au
Yale North America:
www.yale.com
Yale Europe:
www.yale-europe.com
Yale Asia-Pacific:
www.yale.com.au
Hamilton Beach Brands–U.S.:
www.hamiltonbeach.com
www.proctorsilex.com
www.buytraditions.com
www.trueair.com
www.commercial.hamiltonbeach.com
Hamilton Beach Brands–Mexico:
www.hamiltonbeach.com.mx
Kitchen Collection:
www.kitchencollection.com
www.legourmetchef.com
North American Coal:
www.nacoal.com

Environmental Benefits

This Summary Annual Report and Supplemental Package is printed using post-consumer waste recycled paper and vegetable-based inks. By using this environmental paper, NACCO Industries Inc. saved the following resources:

62,729.93 trees preserved for the future

33,441,100 lbs. water-borne waste not created

1,202,684 gal. wastewater flow saved

FSC Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SW-COC-002686
© 1996 Forest Stewardship Council

11,726,169 oil saved (gallons)

1,030,872 lbs. net greenhouse gases prevented

70,442,920 KwH energy not consumed

The FSC Trademark identifies wood fibers coming from forests which have been certified in accordance with the rules of the Forest Stewardship Counsel.

NACCO Industries, Inc.
5875 Landerbrook Drive • Cleveland, Ohio 44124
›yer

Printed in U.S.A.

END